Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

SUPPL

1 October 2010

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

R. Gerrard

Robert Gerrard
Group Company Secretary

dlw 10/7

{RNG 00063109}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

1 September 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 15,000 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,000 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 September 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,422,505,957	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,741,614	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 September 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 September 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 16,009 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,009
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	16,009 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 September 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,422,521,966	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,725,605	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 September 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.



Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 September 2010

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles Forms US Advisory Board

Attached is an announcement on the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00061434}

ASX/media release
2 September 2010



Brambles Forms USA Advisory Board

Brambles Limited is pleased to announce the creation of the Brambles USA Advisory Board and the appointment to this board of Rodney Slater, former US Secretary of Transportation, and John Claringbould AM, a former member of the executive leadership team at Mars, the global fast-moving consumer goods group.

Brambles Chairman Graham Kraehe said: "The formation of this advisory board and the appointment of these two outstanding individuals will assist the Board as it develops Brambles' strategic direction and reflects our commitment to strengthening our stakeholder relationships as we expand in the USA".

Tom Gorman, Brambles Chief Executive Officer added: "Rodney Slater has extensive experience and knowledge of the supply chain and public policy in the USA. John Claringbould will be able to share with Brambles his insights from working at the highest levels of one of the world's most recognisable food companies.

The Advisory Board's principal function will be to assist Brambles in developing and managing customer relationships, identifying and developing new opportunities, and engaging on government policy in the USA and to develop a more innovative culture."

Mr Slater served as Secretary of Transportation under President Bill Clinton, spearheading historic legislative measures focused on environmental sustainability, safety and trade. Mr Slater is a partner at leading Washington DC law firm Patton Boggs, specialising in public policy, transportation and infrastructure. Before serving as Transportation Secretary, he served as Administrator of the Federal Highway Administration and in several prominent legal, corporate and government roles in Arkansas.

Mr Claringbould was Senior Vice President, General Counsel & Secretary for Mars from 2003 until 2008, responsible for legal and external affairs globally and a member of the five-person executive committee. He worked for Mars since 1990 and was particularly involved in its expansion into China. Prior to joining Mars, he worked as a corporate lawyer and managing partner in a major Australian law firm, advising global companies in sectors including fast-moving consumer goods. He received the Order of Australia in 2001.

Mr Gorman will sit on the Advisory Board, as will Brambles Chief Financial Officer Greg Hayes, Senior Vice President & Customer Development Officer Kevin Shuba, CHEP Americas Group President Jim Ritchie and Recall Group President & Chief Operating Officer Elton Potts.

Investors and media, for further information please contact:

Cathy Press
Group Vice President, Capital Markets
+61 2 9256 5241
+61 419 290 745
cathy.press@brambles.com

James Hall
Director, Investor Relations & External Communications
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles (ASX: BXB) is a provider of supply chain and information management solutions through its two businesses, CHEP and Recall. Brambles employs more than 12,000 people in 47 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

1 September 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 15,000 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,000 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 September 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,422,505,957	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,741,614	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 September 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 September 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 13,947 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,947
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,947 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 September 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,422,535,913	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,711,424	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 September 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

6 September 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 19,053 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,053
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	19,053 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 September 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,422,554,966	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,692,371	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 September 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

7 September 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr Tom Gorman.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	TOM GORMAN
Date of last notice	5 AUGUST 2010

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Mr Gorman has a beneficial interest in 71 shares. Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	31 AUGUST 2010
No. of securities held prior to change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 989 Brambles Limited shares. 1,006 Brambles Limited Shares held by Computershare Nominees CI Limited under the MyShare Plan.
Class	Ordinary shares
Number acquired	71
Number disposed	-

{CW 00050568}+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	71 @ $5.89 per share
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	71 (Acquired Shares) purchased on market and 71 (Matching Share Rights) were also allocated.
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 1,060 Brambles Limited shares. 1,077 Brambles Limited Shares held by Computershare Nominees CI Limited under the MyShare Plan.
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

8 September 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles Limited – Investor Information Presentations

Brambles is hosting its 2010 Investment Market Briefing in Los Angeles, USA, on 8 to 10 September 2010. The review will focus on Brambles' Americas businesses and includes site visits on 9 September.

Enclosed are presentations to be given on the first day of the briefing, which will commence at 8.30 am Los Angeles time on 8 September (1.30 am Sydney time on 9 September). The presentations to be given on the last day of the briefing, commencing at 8.15 am on 10 September (1.15 am Sydney time on 11 September) will be lodged with the market prior to that commencement time.

A webcast of these presentations will be available on Brambles' website at www.brambles.com.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00062184}

Brambles

Investment Market Briefing

8 September 2010



Welcome

Tom Gorman, CEO, Brambles

Brambles

Welcome

- What you will hear about
  - Recall North America deep dive and growth strategy
  - CHEP Americas deep dive
  - Delivery of Better Everyday in CHEP USA
  - CHEP growth opportunities
    - SMEs
    - Automotive
    - LeanLogistics
    - Emerging markets


recall™
Your Information. Securely Managed.
Recall operations review
Elton Potts
Group President & Chief Operating Officer
Recall Corporation


Agenda
recall
Recall operations review
Elton Potts
Group President & Chief Operating Officer
Financial overview
Allison Aden
Group Chief Financial Officer
Q&A
Recall Americas
Mark Wesley
President, Recall North America
North America Document Management Solutions
Dan McFarland
Vice President & General Manager, Document Management Solutions, Recall North America
North America Secure Destruction Services
Tim McBride
Vice President & General Manager, Secure Destruction Services, Recall North America
North America sales overview
Dick Surdykowski
Vice President, Sales & Marketing, Recall North America
Q&A
Focus on profitable growth; closing words
Elton Potts
Group President & Chief Operating Officer
Q&A
Elton Potts
Allison Aden
Mark Wesley
Tim McBride
Dick Surdykowski
5
Brambles

Key messages

recall

- Robust financial returns
- Turnaround in North America
- Focused on profitable growth

Brambles


Recall's leadership team
recall
Elton Potts
Group President and Chief Operating Officer
Joined Brambles in January 2002
Jose DaSilva
President, ANZ
Joined Brambles November 2008
Lyn Ng
President, Asia
Joined Brambles August 1995
Trace Norton
President, Europe
Joined Brambles April 1998
Mark Wesley
President, North America
Joined Brambles February 2002
Allison Aden
Group, Chief Financial Officer
Joined Brambles June 2007
Christian Coenen
Global Vice President, Sales & Marketing
Joined Brambles April 1996
Artur Czynczyk
Global Senior Vice President, Human Resources
Joined Brambles February 2010
Jason Molfetas
Chief Information Officer
Joined Brambles March 2007
TBD
Global Vice President, General Counsel
7
Brambles


Recall's strategic pathway
recall
Expand the offering: build our portfolio of value-added services and sectors
Profitable growth: pursue initiatives in prioritized opportunity areas
Business excellence: the foundation for future growth, fundamental to our existing operations and required for increasing ROCI
2007
2010
2015
8
Brambles

Information lifecycle value-added solutions

recall

Document Management Solutions	Secure Destruction Services	Data Protection Services
70% of sales revenue	**20% of sales revenue**	**10% of sales revenue**
We enable our customers to focus on core competencies while saving time and money by managing their information throughout its lifecycle.	We protect our customers' reputations through secure, cost-effective, reliable and sustainable destruction of their sensitive materials.	We partner with our customers to offer tailored solutions for protecting critical business data from breach, damage or loss, and helping to ensure business continuity.
Value proposition:	**Value proposition:**	**Value proposition:**
•Cost efficiency	•Closed-loop destruction	•Consistent, quality protection
•Higher productivity	•State-of-the-art security	•Stringent security measures
•Increased compliance	•Regulatory compliance	•Disaster mitigation and recovery
•Industry-leading security	•Risk mitigation	•Climate-controlled environment
•Radio Frequency Identification (RFID)	•Environmental sustainability	•Rapid response service







Brambles

The opportunity is large: today and tomorrow

recall

- Explosion of data presents opportunities:
  - Specialized business process outsourcing
  - Emerging technology to augment existing services
  - Other complementary services

Digital
(Size is not measurable: new solutions come to market every day)

Physical
(67% unvended)

Market research confirms the physical opportunity is large and the digital space continues to expand

Brambles


recall™
Your Information. Securely Managed.
Financial overview
Allison Aden
Group Chief Financial Officer
Recall Corporation
Brambles

Key messages

recall

- Attractive service offerings provide platform for sustained revenue growth
- Disciplined approach driving solid profit gains
- Prudent capital investments to support future revenue growth and innovation

Global financial results

recall

$USM	FY10	FY09		% change (actual FX rates)	% change (constant currency)
Sales revenue	740	686	↑	8%	2%
Underlying profit	125	104	↑	19%	11%
Operating profit	123	96	↑	28%	19%
Cash flow from operations	122	107	↑	14%	7%
Return on capital invested (ROCI)	13%	12%	↑		

- Positive year-on-year growth despite continued economic challenges
- Disciplined cost savings culture resulted in improved margins
- Strong profit growth and cash flow performance

Healthy revenue growth with significant improvement in profitability

The difference between operating profit and Underlying profit is due to Significant items comprising restructuring, facilities and operations rationalization.
ROCI is calculated as Underlying profit divided by Average Capital Invested.

Global footprint

recall

Americas

FY10 sales revenue (US$)	335M
Share of global	45%
Year-on-year growth	7%

Europe

FY10 sales revenue (US$)	189M
Share of global	26%
Year-on-year growth	0%

FY10 sales revenue (US$)	25M
Share of global	3%
Year-on-year growth	8%

Australia & New Zealand

FY10 sales revenue (US$)	191M
Share of global	26%
Year-on-year growth	19%

Operating over 300 facilities in 23 countries on five continents to provide global solutions


Information lifecycle value-added solutions
recall
Document Management Solutions
70% of sales revenue
We enable our customers to focus on core competencies while saving time and money by managing their information throughout its lifecycle
Secure Destruction Services
20% of sales revenue
We protect our customers' reputations through secure, cost-effective, reliable and sustainable destruction of their sensitive materials.
Data Protection Services
10% of sales revenue
We partner with our customers to offer tailored solutions for protecting critical business data from breach, damage or loss, and ensuring business continuity.
Attractive service offerings provide a basis for strong financial performance
15
Brambles


Predictable and strong financial performance
recall
Sales revenue
FY09 FX constant currency
CAGR 8%
CAGR 7%
CAGR 10%
US$M
700
600
500
400
300
200
100
0
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
Transactional – project-related document management services and secure destruction services
Annuity – recurring revenue which consists of physical document storage and data protection storage
Privacy, compliance and regulation provides momentum for future growth
16
Brambles


Profitability and cash flow
recall
Delivered solid profitability and invested for future expansion
Disciplined approach driving substantial cash generation
Average of the last three years has produced over 100% cash conversion after funding all capital expenditure
FY09 FX constant currency
140
120
100
80
60
40
20
0
US$M
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
Cash flow from operations as a percent of Underlying profit
Underlying profit
Cash flow from operations
Predictable revenue streams under disciplined fiscal management resulting in cash rich business
17
Brambles


Diversified customer portfolio
recall
FY10 sales revenue by customer size
11%
3%
86%
Top 5
Top 6-10
All other customers
Broad customer base minimizes external impact on revenue sources
18
Brambles


Key metrics
recall
Account description
Sales revenue
Transportation
Service suppliers and other
Property and leases
Depreciation and amortization
Other operating expenses
Underlying profit
19
Brambles


Sales revenue
recall
Account description
Sales revenue
Transportation
Service suppliers and other
Property and leases
Depreciation and amortization
Other operating expenses
Underlying profit
Consists of:
▪ Document Management Solutions
▪ Secure Destruction Services
▪ Data Protection Services
Metrics:
▪ Revenue per sales employee
▪ Net holdings annualized growth
▪ Retention revenue per carton
Revenue per sales employee
1.8
1.7
1.6
1.5
FY07
FY08
FY09
FY10
FY09 FX constant currency
20
Brambles


Direct labor
recall
Account description
Sales revenue
Transportation
Service suppliers and other
Property and leases
Depreciation and amortization
Other operating expenses
Underlying profit
Direct labor as a percent of revenue
24%
23%
22%
21%
FY07
FY08
FY09
FY10
FY09 FX constant currency
21
Brambles


Transportation
recall
Account description
Sales revenue
Transportation
Service suppliers and other
Property and leases
Depreciation and amortization
Other operating expenses
Underlying profit
Consists of:
Vehicles
Fuel
Metrics:
Transportation cost as a percent of revenue
Cost of transportation per ton
Transportation cost as a percent of revenue
9%
8%
7%
6%
5%
4%
FY07
FY08
FY09
FY10
FY09 FX constant currency
22
Brambles


Service suppliers and other
recall
Account description
Sales revenue
Transportation
Service suppliers and other
Property and leases
Depreciation and amortization
Other operating expenses
Underlying profit
Consists of:
Third-party service providers
Repairs and maintenance
Materials and consumables
Travel and training
Technology support
Metrics:
Service suppliers and other costs as a percent of revenue
Service suppliers and other costs as a percent of revenue
10%
9%
8%
7%
6%
FY07
FY08
FY09
FY10
FY09 FX constant currency
23
Brambles


Property and leases
recall
Account description
Sales revenue
Transportation
Service suppliers and other
Property and leases
Depreciation and amortization
Other operating expenses
Underlying profit
Consists of:
Property and leases
Facilities
Utilities
Maintenance
Insurance
Business license fees
Metrics:
Racking capacity utilization
Net holdings annualized growth
Racking capacity utilization
100%
95%
90%
85%
80%
75%
70%
FY07
FY08
FY09
FY10
FY09 FX constant currency
24
Brambles


Depreciation and amortization
recall
Account description
Sales revenue
Transportation
Service suppliers and other
Property and leases
Depreciation and amortization
Other operating expenses
Underlying profit
Consists of:
Plant and equipment depreciation
Leasehold improvements depreciation
Fire and safety equipment depreciation
Metrics:
Depreciation and amortization as a percent of revenue
Depreciation and amortization as a percent of revenue
5.0%
4.8%
4.6%
4.4%
4.2%
FY07
FY08
FY09
FY10
FY09 FX constant currency
25
Brambles


Other operating expenses
recall
Account description
Sales revenue
Transportation
Service suppliers and other
Property and leases
Depreciation and amortization
Other operating expenses
Underlying profit
Consists of:
Sales and marketing
Commissions
Corporate management
Legal/professional fees
Consulting
Insurance and benefits
Other
Other operating expenses as a percent of revenue
25%
24%
23%
22%
FY07
FY08
FY09
FY10
FY09 FX constant currency
26
Brambles

Working capital management

recall

- Improvements in both days sales outstanding and creditors days outstanding
- Six Sigma and Lean projects to optimize operational efficiencies

FY09 FX constant currency

US$M: 50, 40, 30, 20, 10, 0, -10, -20, -30, -40

FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10

Strong fiscal management driving year-over-year improvement

Brambles


Capital expenditure management
recall
Meeting customers' growth needs
Capacity expansion
Information technology
Investing in growth markets
Cost efficiency maximization
Safety and security built into design
Upgrading existing facilities
13%
17%
58%
FY10
Capacity expansion
Information technology
Safety and security
Maintenance
Capital expenditure as a percentage of revenue
FY09 FX constant currency
20%
10%
0%
FY05
FY06
FY07
FY08
FY09
FY10
Prudent capital investments to fund revenue growth and innovation
Capital expenditure is shown on a cash basis and includes property, plant and equipment and intangible assets
28
Brambles

Capital expenditure – FY11 projected

recall

- Capacity expansion
- Information technology
  - Customer relationship management (CRM)
  - Customer integration and collaboration
  - Business intelligence (BI)
  - Operational systems
- Safety and security
- Maintenance

FY11 projected expenditure


11%
10%
23%
56%

Capacity expansion
Information technology
Safety and security
Maintenance

Increasing investment for further profitable growth and customer satisfaction

Summary

recall

- Attractive service offerings provide platform for sustained revenue growth
- Disciplined approach driving solid profit gains
- Prudent capital investments to support future revenue growth and innovation

Business fundamentals are healthy and well executed


Q&A
Brambles


recall
Your Information. Securely Managed.
Recall Americas
Mark Wesley
President
Recall North America
recall
VISITOR
recall
VISITOR
Brambles

Key messages

recall

- Dynamic marketplace
- Successful turnaround
- Accelerating profitable growth

Recall Americas

recall

Countries:

- Brazil
- Canada
- Mexico
- USA

Facilities: 147

Employees: ~2,400




Services throughout the information lifecycle
recall
Activity
Creation
Distribution
Active Usage
Sporadic Usage
Historical Retention
Destruction
Time
Document Management Solutions
Secure Destruction Services
Data Protection Services
35
Brambles

Document Management Solutions (DMS)

recall

We enable our customers to focus on core competencies while saving time and money by managing their information throughout its lifecycle.

Every day, Recall Americas' DMS operations:

- Engage in over 65,000 activities
- Service nearly 4,500 customer work-order requests
- Tag approximately 10,800 cartons with Radio Frequency Identification (RFID) technology
- Capture over 150,000 images



Secure Destruction Services (SDS)

recall

We protect our customers' reputations through secure, cost-effective, reliable and sustainable destruction of their sensitive materials.

Every day, Recall Americas' SDS operations:

- Service approximately 20,400 bins
- Complete 7,200 field activities
- Destroy and recycle 460 tons of paper



Brambles

Data Protection Services (DPS)

recall

We partner with our customers to offer tailored solutions for protecting critical business data from breach, damage or loss, and helping to ensure business continuity.

Every day, Recall America's DPS operations:

- Engage in over 43,000 activities
- Handle over 21,000 physical media assets
- Support customer disaster recovery tests





Brambles

North America competitive landscape

recall

- Iron Mountain®
- Cintas®
- Shred-it®
- Numerous local operators

Americas overview

recall

- Americas consists of North America (Canada, Mexico, USA) and Brazil
- 4% revenue growth in FY10*
- Successful financial turnaround
- Quality focused organization that utilizes a disciplined Six Sigma approach to operational management
- Document Management Solutions revenue growth of 11% in FY10*



*Growth rates at FY09 FX constant currency



Americas revenue performance
recall
Sales revenue
400
350
300
250
200
150
100
50
0
US$M
FY09 FX constant currency
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
6%
5%
7%
Transactional – project-related document management services and secure destruction services
Annuity – recurring revenue which consists of physical document storage and data protection storage
Consistent revenue growth despite economic volatility
41
Brambles

Best practice sharing

recall

- Tenure and experience matter
- Gross margin improvement is possible across service lines through diligent application of Six Sigma and Lean practices (continuous improvement)
- Expertise accelerates extension of value-added services (i.e. Active File, ReSource, etc.)
- Strong culture can impact results
- Leadership can lead to complacency

North America primary focus

recall

By focusing on service lines and functional excellence, we:

- Moved closer to the customer
- Enhanced functional expertise
- Improved customer dialogue
- Ingrained best practice sharing
- Motivated sales performance
- Streamlined the organization
- Further enhanced our security measures

Which delivered improved financial performance


North America organizational structure
recall
From matrixed...
President
North America
Business unit West
Business unit South Central
Business unit North
Business unit Canada
Business unit Mexico
Sales, account management and operations
Sales and marketing
Customer experience
Operations support
HR
Finance
Business transformation
IT
Support
...to focused
President
North America
CFO
VP/GM DMS Operations
VP/GM SDS Operations
VP/GM, DPS Operations
VP, Safety, Security & Business Excellence
VP, Sales & Marketing
VP, HR
Director Customer Experience
BSG (IT)
GM Mexico
44
Brambles

Poised for profitable growth

recall

- Solid FY10 performance
  - Right organizational structure in place
  - New sales force beginning to get traction
  - Continuous improvement culture embedded
  - Driving Zero Harm
  - Strong revenue and profitable growth
- Keys to future success
  - Improve customer experience
  - Leverage best practices
  - Differentiate security and efficiency
  - Continue to lead the information management industry
  - Reinvent secure destruction offering
  - Seize the opportunities in digital

North America strategic path

recall

Expand the offering
- Innovative customer solutions
- Adjacencies

Profitable growth
- Focus on the customer
- Upgraded sales organization
- Account management
- Cross-selling
- Leverage global clients

Business excellence
- Zero Harm
- Security
- Organizational structure
- Talent acquisition
- Institutionalizing best practices
- Cost reductions
- Sustainable margin improvements
- Six Sigma and Lean methodologies


recall™
Your Information. Securely Managed.
North America
Document
Management
Solutions
Dan McFarland
Vice President & General Manager,
Document Management Solutions
Recall North America
recall
Brambles


Sales revenue
recall
North America Document Management Solutions (DMS) – sales revenue
Other lines of business
DMS
DMS comprises 52% of North America's revenue
48
Brambles

Myth of the "paperless office"

recall

The concept

- 1975: Xerox introduced the concept of a paperless office [1]
  - "... the use of paper in business for records and correspondence should be declining by 1980, 'and by 1990, most record-handling will be electronic'." [2]

The reality

- Use of paper to create business records and documents continued to increase globally (desktop printers, court filings, business reporting) [3]
- The average office worker uses approximately 10,000 sheets per year [4]

Check the recycling bin at your office

[1] "The Office of the Future", June 30, 1975. BusinessWeek.
[2] Todd McIndoo. "Paperless Office in Perspective, May 23. 2009, www.thefreelibrary.com/id=1073955911.
[3] Matt Bradley, "What Ever Happened to the Paper Office?", The Christian Science Monitor, December 12, 2005.
[4] US EPA http://epa.gov/osw/conserve/materials/paper/faqs.htm#offices.

Strong and predictable sales growth in North America



Document Management Solutions sales revenue


FY09 FX constant currency
US$
FY06
FY07
FY08
FY09
FY10

CAGR: 8%

Carton growth


Number of cartons
FY06
FY07
FY08
FY09
FY10

CAGR: 9%

Strong annuity business with predictable organic growth


Capacity planning process
recall
Infrastructure planning framework
Net growth forecast
Capacity planning tools
Physicals reporting
Capacity optimization
Business excellence ensures sustainability
51
Brambles


Capacity planning tools
recall
Racking capacity
Building capacity
Example A
Example B
Example C
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Drive optimization of capacity levels
52
Brambles

82-5205



Capacity expansions – past three years
recall
Calgary, AB
Vancouver, BC
Portland, OR
San Jose, CA
Los Angeles, CA
Denver, CO
Phoenix, AZ
Dallas, TX
Tulsa, OK
Houston, TX
St. Louis, MO
Indianapolis, IN
Chicago, IL
Nashville, TN
Atlanta, GA
Beaumont, TX
Toluca, MX
Detroit, MI
Charlotte, NC
Raleigh, NC
Orlando, FL
Miami, FL
Toronto, ON
Montreal, QC
Buffalo, NY
Boston, MA
New York, NY
Philadelphia, PA
Washington, DC
Richmond, VA
New geography
Capacity expansion
53
Brambles



Safety and security investments
recall
Global standards
Racking system audits
Access control
Closed-circuit TV/ digital video recorder
Vehicle security/life-cycle planning
Safety/security auditors/managers
Fire prevention and suppression
Investing to further enhance safety and security for our stakeholders
54
Brambles


Strategic pathway
recall
Expand the offering
Profitable growth
Business excellence
Service line extension
RFID evolution
Additional digital offerings
Capacity planning enhancements
Cross-sell to existing customer base
Enhance vertical expertise
World class training program
Enhanced global security standards
Six Sigma and Lean methodologies
55
Brambles


RFID: a differentiator
recall
Challenge
Recovery from negative impact of security breaches
Inability to audit critical information
Failure to ensure compliance
Objective
Establish world-class information management program
Be the first document solution provider with complete audit capabilities
Mitigate risk cost effectively
Approach
Tag 100% of all holdings with Radio Frequency Identification (RFID) technology
Conduct annual audits
Provide compliance reporting
Benefits
World-class information management program
100% audit capabilities
Zero misplaced cartons
Fully compliant
56
Brambles

Continuous improvement – Six Sigma

recall

Challenge
- Improve vehicle utilization with nominal investment
- Sustain or improve service delivery performance

Objective
- Apply internal knowledge, GPS technology and Six Sigma tools to design, test and implement a vehicle utilization plan
- Optimize the number of vehicles servicing customer base

Approach
- Created project team including Six Sigma, project management and operations experts
- Utilized GPS technology and Six Sigma methodologies to identify opportunities and metrics for success
- National rollout with control plan

Benefits
- Reallocated underutilized vehicles to sites in need
- Created a sustainable control plan
- Reduced fleet size by 9%
- Increased fleet utilization by 11%
- Projected US$161K annual savings


recall
Your Information. Securely Managed.
North America
Secure Destruction
Services
Tim McBride
Vice President & General Manager,
Secure Destruction Services
Recall North America
sie irgendwo da draußen.
recall.com


Sales revenue
recall
North America Secure Destruction Services (SDS)
Other lines of business
SDS
SDS comprises 35% of North America's revenue
59
Brambles

Secure Destruction Services (SDS)

recall

- Closed-loop, secure, responsible destruction of critical and highly sensitive materials
- Critical business measure or practice
  - Identity protection
  - Customers' brand reputation
  - Compliance
  - Environmental sustainability
- Revenue streams
  - Route-based
  - One-off projects
  - Recycling

Brambles

Service models

recall

On-site destruction

Advantages:

- Ability to witness
- Short destruction cycle time

Disadvantages:

- Greater risk of security breach
- Diminished recycling opportunities
- Increased exhaust emissions and noise pollution
- Disruptive to customers' business flow

Off-site destruction

Advantages:

- Secure chain of custody
- Maximized recycling opportunities
- Decreased exhaust emissions and noise pollution
- Respectful of customers' business flow

Disadvantages:

- Ability to witness is not as convenient
- Multiple-step process

Brambles


Economic downturn and reaction
recall
North America total Secure Destruction Services revenue
US$M
FY09 FX constant currency
■ Service revenue ■ Paper revenue
Direct FTE
FY05
FY06
FY07
FY08
FY09
FY10
Aggressive response to economic downturn through application of Lean and Six Sigma principles
62
Brambles



Paper is a by-product
recall
US$
Paper price per ton
250
200
150
100
50
0
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
North American paper price per ton
Four-year average
Average price FY07 = US$152
Average price FY08 = US$214
Average price FY09 = US$140
Average price FY10 = US$181
63
Brambles



Strategic pathway
recall
Expand the offering
Profitable growth
Business excellence
▪ Innovative services and products
▪ Response to regulatory trends
▪ Bins tipped to bins serviced conversion
▪ Pay for performance
▪ Dynamic routing
▪ Increasing route density
▪ Six Sigma and Lean methodologies
64
Brambles

Pay for performance

recall

Challenge

- Goals of Secure Service Representatives (SSRs) are not aligned with those of customers and stakeholders

Objective

- Improve on-time performance
- Enhance efficiency and productivity
- Improve employee performance

Approach

- Empower SSRs through an incentive-based compensation plan
  - Nine-month pilot program implemented across numerous sites in US and Canada
  - Revisions made based on feedback
  - Full launch in November 2010

Benefits

- Encouraging and rewarding performance
- Aligned SSRs goals with those of customers and stakeholders
  - Higher productivity rewarded
  - Customers receive more timely service
  - Increasing capacity to fuel profitable growth
- Enhanced safety and security

Brambles



Dynamic routing
recall
Challenge
Current vehicle routing creates inefficiencies and inhibits on-time performance
Objective
Implement a scalable solution for dynamic and strategic route planning
Reduce transportation costs
Approach
Conducted gap / fit analysis
Analyzed software solutions
Selected software solution
Piloted preferred solution and quantified via metrics-based proof of concept
National rollout plan
Benefits
Customer realized more timely and flexible service
Increased cost-efficiency and productivity
Added security measures (GPS tracking and geo-fencing)
66
Brambles


Dynamic routing – before and after
recall
Routing problem (before)
Optimal solution (after)
67
Brambles


recall
Your Information. Securely Managed.
North America sales overview
Dick Surdykowski
Vice President, Sales & Marketing
Recall North America
Brambles

Voice of the customer

recall

How we listen

- Periodic surveys and focus groups
- Quarterly business reviews with customers
- User conferences
- Executive visits

What we hear

- Ease of order placement – high speed of service
- A company we can trust
- Securely manages information
- Well-trained, professional and knowledgeable staff

Voice of the customer

recall

Continuous improvement areas

- Customer communication and quality of main contact
  - Sales force upgrade
- Issue resolution
  - Six Sigma team focused on customer experience

Among service companies surveyed, Recall ranks in the top third on customer satisfaction[1]

[1] 2009 TRI*M survey conducted by TNS


Sales transformation – old structure
recall
Structural impact
Reported to regional operations team
Communication flow limited to region
Minimal best practice sharing
Lack of customer and sales focus
Disjointed account management and inconsistent customer messaging
Sales VP
(US and Canada)
West Operations VP
West Sales
South Operations VP
South Sales
Northeast Operations VP
Northeast Sales
Canada Operations VP
Canada Sales
71
Brambles


Sales transformation – new structure
recall
Sales VP
(US and Canada)
National Sales
Large segments and key accounts
Bronze Sales
Small accounts
Digital Specialists
Data Protection Specialists
Field Sales
Middle segments
National Account Managers "Farmers"
National Account Executives "Hunters"
Account Managers "Farmers"
Account Executives "Hunters"
Providing segmentation and specialization
72
Brambles


Building a "house" of growth
recall
Results
Profitable growth
Build FY11
Market / customer segmentation
Developing sales processes by market segment
Where and how we grow
Brand development
Cross-selling
Customer retention
Retention of top performers
Foundation FY10
Greatest people (recruiting)
World-class learning (training)
Flawless execution of the playbook (consistent sales processes)
Professional development (succession planning)
Deliver on commitments (exceeding quota)
73
Brambles


Reaching the pipeline
recall
SUSPECTS
Total available opportunity
Selected available opportunity
Market platform
Market platform visit
Available opportunity
PIPELINE
Prospect
Qualification
Develop solution plan
Proposal
Negotiation
Conclusion
Account management
Data suggests a potential fit
Data suggests a possible partnership
Data verifies a possible partnership
Clearly defined next steps/ success rate management
Pipeline has grown by 52% in the last six months
74
Brambles


Activity-based metrics
recall
Face-to-face meetings per week
First meetings (SEs only) (144% improvement)
Face-to-face meetings (191% improvement)
Average days to first sale
Average days to first sale
Average deals per rep per month
Total sales team (55% improvement from Q1 to Q4)
Average sales per rep per month
Expon. (National (1428% improvement from Q1 to Q4))
Expon. (Non-national (504% improvement from Q1 to Q4))
75
Brambles


Sales win: regional financial institution
(Data Protection Services)
recall
Challenge
No tracking method
Uncertainty around location of critical backup tapes
Compliance issues
Inadequate security measures
Objective
Achieve compliance
Partner with innovative industry expert
National provider
Meeting future growth needs
Approach
Hosted facility tours
Engaged multiple stakeholders
Conducted gap / fit analysis
Built a comprehensive solution
Executed a detailed implementation plan
Benefits
Robust inventory tracking system
Achieved compliance
Higher level of security
Solidified long-term partnership
76
Brambles

Sales win: national energy management company (Document Management Solutions)

recall

Challenge
- Enhance quality service to their customers
- Timely customer issue resolution required
- Process driven solution

Objective
- Adherence to standard operating procedures
- Partner for growth
- Institute adaptable workflow system

Approach
- Conducted gap / fit analysis
- Developed proof of concept
- Provided client recommendations
- Designed detailed workflow solution
- Hosted facility tours

Benefits
- Improved service quality and responsiveness
- Accuracy and efficiency created increased revenue for the customer


Q&A


recall
Your Information. Securely Managed.
Focus on profitable growth
Elton Potts
Group President & Chief Operating Officer
Recall Corporation
Brambles

Key messages

recall

- Robust financial returns
- Turnaround in North America
- Focused on profitable growth

Industry trend – regulation and oversight

recall

- Mounting governance and legislation
  - HITECH Act - Health Information Technology for Economic and Clinical Health Act (2010, USA)
- Cost of non-compliance
- How Recall adds value:
  - Robust security
  - Industry leading audit and tracking capabilities
  - Global consistency
  - Ability to provide advice



Brambles

Industry trend – identity theft and privacy

recall

- Growing awareness around the globe
  - Federal Law for the Protection of Personal Data (2010, Mexico)
- Impact of breach on corporate reputation and profitability
- How Recall adds value:
  - Stringent and consistent standard procedures
  - Full lifecycle information management
  - Physical and digital protection
  - Well trained and diligent team members
  - Rigorous internal audit

Brambles

Industry trend – outsourcing

recall

- Allows focus on core competencies
- More timely and cost efficient
- Frees up space and internal resources
- Supports regulatory compliance and risk mitigation
- Improves security and chain of custody
- How Recall adds value
  - Increase productivity while reducing complexity
  - Provide cradle to grave solutions
  - Provides global best practice sharing
  - Flexible solutions to fit customer needs

Industry trend – globalization

recall

- Emerging economies offer growth opportunities
- Local inconsistencies by providers lead to global reputational risk to customers
- Customers of global firms expect consistency in all locations
- How Recall adds value
  - Standard operating procedures
  - One point of contact reduces complexity
  - Best practice sharing creates competitive advantage
  - Consistent, rigorous facility, vehicle, and digital standards
  - Partnership approach
  - Ability to invest

Industry trend – sustainability

recall

- Environmental footprint
- Financial stability
- Social responsibility
- How Recall adds value
  - Strong recycling program saves 3 million trees per year
  - Long track record of financial strength
  - Philanthropic outreach in local communities


recall



Brambles

Industry trend – paper

recall

- Average office worker uses approximately 10,000 sheets per year [1]
- Cost of paper [2]
  - 90% of daily documents are merely shuffled
  - Average document gets copied 19 times
  - US$20 labor cost to process/file paper document
  - Over 7% of all documents lost, 3% of remainder misfiled
  - Employees spend 30 to 120 minutes each day looking for information

Paper is here for the foreseeable future

[1] US EPA http://epa.gov/osw/conserve/materials/paper/faqs.htm#offices
[2] Coopers & Lybrand, 1998

Brambles

Industry trend – digitization

recall

- Preservation of critical physical documents
- Physical space
  - 1GB = 10 cartons
- Data extraction simplified with Optical Character Recognition (OCR), Intelligent Character Recognition (ICR), etc
- Accessibility
  - Searchable through multiple key words
  - Quick and easy retrieval from multiple line of business applications
  - Ease of routing information to improve business processes



Security and information retrieval are the challenges

Digitization generates a new challenge/opportunity

recall

- Global organizations need standardization and consistency
- This requires global professional solutions considering:
  - 95% of all information is digital in origin[1]
  - 70% of digital information is never printed[2]
  - Corporate information[3]
    - Only 10% is "numbers"
      - 4% growth projected
    - 90% is unstructured data
      - Doubles every two months


Corporate information structure
10%
90%
Number-based data (Enterprise Resource Planning)
Unstructured data (Enterprise Content Management)

[1] Lyman, Peter and Hal R. Varian. "How Much Information", 2003. Retrieved from http://www.sims.berkeley.edu/how-much-info
[2] John C. Tredennick, Jr., "Moving From 'BC to AD'", Law Practice Management, May/June, Vol 29, Issue 4
[3] Radicati Group, 2008

Bridging paper and digital

recall

- Transforming the way our customers are managing their information

Customer
INTERNET ACCESS
Internet
Existing archives processing and new holdings
recall.com
IMAGES
Conversion
PAPER
YES
Store
NO
Searches
Hosting
ReFile℠
OnCall℠
Secure Destruction
Visualize images ReView Document Imaging
Secure hosting in Recall Data Center
Archives already stored at Recall
Carton storage and searches
Original document is not needed
DMS Digital
DMS Physical
SDS

Unique capabilities and experience to assist customers as they incorporate digital processes

Brambles

Key challenges and our response

recall

▪ Demand for talent	▪ Team member development and recruitment
▪ Pace of digital evolution	▪ Flexible mainstream solutions
▪ Strong IT infrastructure	▪ Strategic investment
▪ Effectively winning the unvended segment	▪ Sales professionals focused on smaller accounts
▪ Brand awareness	▪ Plan to increase investment over time

Brambles

Profitable growth opportunities

recall

- Organic growth of annuity streams
- Conversion of the unvended segment
- Cross-sell additional services to existing customers
- Follow global customers to support their needs
- Digital expansion
- New service offerings
- Acquisitions as appropriate

Business excellence foundation supports profitable growth

Key messages

recall

- Robust financial returns
- Turnaround in North America
- Focused on profitable growth


Q&A
Brambles


Brambles
Investment
Market
Briefing
8 September 2010


CHEP
CHEP Americas
Introduction and overview
Jim Ritchie
Group President, CHEP Americas
Brambles

Overview


CHEP

- History of success
- Proven business model
- Strong presence in core pallet pooling business
- Blue-chip customer base
- Experienced leadership in key markets
- Our people are passionate about continuous improvement

The marketplace and needs of our customers are changing

Brambles



Americas – geographic context
CHEP
EMEA
FY10 sales revenue (US$) 1,483M
Operating profit[1] (US$) 325M
Operating profit margin 22%
Cash flow from operations (US$) 412M
Americas
FY10 sales revenue (US$) 1,534M
Operating profit[1] (US$) 235M
Operating profit margin 15%
Cash flow from operations (US$) 286M
FY10 sales revenue (US$) 391M
Operating profit[1] (US$) 78M
Operating profit margin 20%
Cash flow from operations (US$) 94M
[1] Operating profit is before finance costs, tax and includes Significant items.
97
Brambles

Perspective



CHEP

- Challenges exist
  - Balancing needs of customers, shareholders and employees
  - Customers are more demanding than ever
  - Product focused
- The US economy continues to struggle
- Competitive landscape
- Need to rediscover culture of innovation

All things begin with the customer

Major accomplishments



- Delivering on Better Everyday™
- Major improvements in customer retention
- Significant improvements in product quality
- Improved ease of doing business
- Customer intimacy and insights
- Re-invigorated innovation

Delivering on our commitments

Leadership team


CHEP
James Ritchie
Group President, CHEP Americas
Joined CHEP 2009
Arturo Cabrera
President, CHEP Latin America
Joined CHEP 1996
Mike Dimond
President, CHEP Canada
Joined CHEP 1988
Kathy Harris
Senior Vice President, Human Resources
Joined CHEP 2008
Karen Hempel
Senior Vice President, Sales & Marketing
Joined CHEP 2010
Melissa Koch
General Counsel
Joined CHEP 2005
Tom O'Riordan
Chief Operating Officer, CHEP USA
Joined CHEP 2010
Bill Pregliasco
Senior Vice President, Growth Strategy
Joined CHEP 2001
Scott Spivey
Senior Vice President & CFO
Joined CHEP 2008

Our people are the key to our success

Management philosophy


CHEP

- Recognize that human capital is important, behave accordingly
- Simplify the complex
- Everything you do must add value
- Keep your promises
- Make it exciting

High performance teams deliver

Key themes


CHEP

- Executing against our promises
- Building the foundation for success
- Transforming for future growth

We are, and will remain, the market leader


CHEP
CHEP Americas
Business review
Scott Spivey
Senior Vice President & Chief Financial Officer, CHEP Americas
Brambles

Americas – business review



- Context
- Performance
- Key metrics


Americas – FY10 sales revenue
CHEP
By business unit
1%
12%
13%
71%
USA
Canada
Latin America
CCC
LeanLogistics
By product
4%
96%
Pallets
Other
105
Brambles


Americas – customer concentration
CHEP
FY10 sales revenue by customer size
Other
37%
Top 5
22%
18%
23%
21 - 100
6 - 20
106
Brambles


Americas – segmentation
CHEP
Industrial/other
6%
Fresh produce/
meat/perishable
33%
48%
FMCG
13%
FMCG/beverage
CHEP USA accounts for 71% of CHEP Americas sales, and is representative of Americas segmentation
107
Brambles


Americas – profit and cash flow
CHEP
Operating profit
Cash flow
US$ millions
Operating profit margin
ROCI
FY05
FY06
FY07
FY08
FY09
FY10
Investment in quality and efficient asset utilisation
108
Brambles

Americas – key metrics

CHEP

All numbers are for year ended 30 June 2010

	Americas (US$/%)
Sales revenue	100
[illegible]	(18)
Plant operations	(38)
Depreciation	(10)
Net gains on disposals of PPE	(1)
IPEP expense	(4)
Other operating expenses	(14)
Underlying profit	15

Brambles


Americas – sales revenue
CHEP
Sales revenue
Plant operations
Depreciation
Net gains on disposals of PPE
IPEP expense
Other operating expenses
Underlying profit
Drivers
New business
Revenue per issue
Net wins
Organic volume
CHEP Americas sales revenue
US$BN
$1.6
$1.5
$1.4
$1.3
$1.2
FY06
FY07
FY08
FY09
FY10
Significant net new business wins post Better Everyday implementation
110
Brambles


Americas – transportation costs
CHEP
Sales revenue
Plant operations
Depreciation
Net gains on disposals of PPE
IPEP expense
Other operating expenses
Underlying profit
CHEP USA transportation cost ratio
(transportation costs / sales)
23%
22%
21%
20%
19%
18%
FY06 FY07 FY08 FY09 FY10
Continue to reduce transportation costs
111
Brambles


Americas – plant costs
CHEP
Sales revenue
Plant operations
Depreciation
Net gains on disposals of PPE
IPEP expense
Other operating expenses
Underlying profit
Drivers
Rate of repair
Cost per inspection
Cost per repair
Plant stock
Customer rejects
CHEP USA plant cost ratio
(plant costs / sales)
45%
40%
35%
30%
25%
20%
FY06 FY07 FY08 FY09 FY10
Quality investment and plant stock
112
Brambles


Americas – plant stock
CHEP
Sales revenue
Plant operations
Depreciation
Net gains on disposals of PPE
IPEP expense
Other operating expenses
Underlying profit
Drivers
Rate of repair
Cost per inspection
Cost per repair
Plant stock
Customer rejects
CHEP USA plant stock coverage ratio
(plant stock / avg. daily issues)
Days of issues
24
18
12
6
0
FY06 FY07 FY08 FY09 FY10
Bring plant stock levels back in line
113
Brambles


Americas – depreciation
CHEP
Sales revenue
Plant operations
Depreciation
Net gains on disposals of PPE
IPEP expense
Other operating expenses
Underlying profit
Drivers
Capital expenditure
Timber pricing
Reduction in new pallet commitments
CHEP USA pallet purchases
(including inter-company)
Pallets - M
13
11
9
7
5
FY06 FY07 FY08 FY09 FY10
Capital efficiency to benefit cash flow
114
Brambles



Americas – IPEP expense
CHEP
Sales revenue
Plant operations
Depreciation
Net gains on disposals of PPE
IPEP expense
Other operating expenses
Underlying profit
Drivers
▪ Control ratio
▪ Leakage
▪ Audit coverage and completions
▪ Asset management
CHEP USA control ratio
(returned + recovered) / total issued
101%
99%
97%
95%
FY06 FY07 FY08 FY09 FY10
Asset control
115
Brambles

Americas – FY10 summary

CHEP

- Post Better Everyday, strong net new business wins
- Improved operating structure
  - Pallet teardown program finished 12 months early and under budget
  - Lower new pallet purchases reduced from 12 million to 6 million per annum
  - Driving transportation and plant efficiencies
- Strong asset control and cash flow

Brambles


Q&A
Brambles


CHEP
CHEP USA
Better Everyday
program review
Tom O'Riordan
Chief Operating Officer, CHEP USA
Brambles

Tom O'Riordan background

CHEP

- My background:
  - Over 40 years of experience in manufacturing, distribution and retail
  - Nike, Adidas, Fila
  - Previous CEO of Fila Americas and American Sporting Goods
- What I do:
  - Transform companies by implementing effective cost management and quality programs
  - Build strong teams
  - Leverage innovation to expand the capabilities of an enterprise
- Why I am here:
  - I believe in the business model, leadership, our opportunities for growth and my ability to make CHEP a better organization

CHEP USA snapshot

CHEP

- 38,000+ customer touch points
- 760+ customer focused staff
- 2,500+ truckloads moved daily
- 1.5M+ movements per day
- 351 service locations
- Three strategic office locations
  - Orlando
  - Cincinnati
  - Bentonville



Total pallet management
Full service
Single service
Manufacturers
Storage / utility

Three pillars of our commitment

CHEP

On 6 October 2009 we said we would drive our business by making improvements in...


Product quality

- We improved processes at our service centers to achieve US Plus by 31 March 2010
- We are now delivering what we promise every day

Ease of doing business

- More people dedicated to meeting customer needs
- Empowered employees to make faster decisions
- We are listening more and pontificating less

Getting closer to the customer

- Realignment of our sales team
- A robust customer experience team
- A company that is focused on our customers

A company on the move...

CHEP

Successful completion of the Better Everyday initiatives

- **23** cross company initiatives
- **300+** employees involved
- Led by top organizational talent

We will have seven key focus areas for FY11

- Continuous customer experience improvement
- Repair efficiency and platform durability
- Delivering growth
- Holistic supply chain solutions
- New products and services
- Innovation
- Organizational effectiveness

Continue to raise the bar

- Improving customer interactions
- Further improvements to quality through repair efficiencies and standardization
- Empowerment of our sales and customer operations teams

The Better Everyday program

CHEP

- New structure to enable the team's success in getting closer to the customer
- Listening to our customers every day and proving that we will act on their insights
- Delivering to our customers what we promised
- Continue to manage costs effectively
- Continuously looking for ways to elevate quality
- No longer playing defense

CHEP USA quality costs

CHEP

US$M	Component	FY10	FY11	FY12	Ongoing (per year)
October '09 forecast	Pre-Better Everyday	37	-	-	-
	Better Everyday fast-track	30	50	30	-
	Better Everyday ongoing	50	50	50	50
	Total	117	100	80	50
FY10 outcome/ revised forecast	**Total**	108.5	95	55	25
Reduction		**8.5**	**5**	**25**	**25**

Lower cost reflects the success of the US Plus offering

Customer comments

CHEP

"Del Monte Fresh Produce views the relationship with CHEP as an integral part of the strategic relationship we have with our customers, which are receiving a series of benefits from the pallet pooling system. We look forward to building on the supply chain performance and environmental sustainability successes we've had to date."

– Paul Rice, Senior Vice President, North America Operations, Del Monte Fresh Produce Company (July 2010)

"CHEP has not only developed a more user friendly Portfolio+Plus application, but their high quality pallet strengthens our supply chain network and enables our organization the ability to provide our customers with a more structurally sound platform."

– Jeff Jankowski, Regional Distribution Manager, Rich Products Corporation (August 2010)

Moving Better Everyday forward


CHEP

- Program results are being integrated into standard operating procedures
- Our culture of continuous improvement will provide
  - Greater customer intimacy
  - Improved operational effectiveness
  - A step change in capability development

A balanced approach


Product quality
Ease of doing business
Getting closer to the customer


CHEP
CHEP USA
Product quality
Kim Rumph
Vice President, Plant Operations, CHEP USA
Brambles

The product quality call to action

CHEP

- Quality is a key plank in the revitalization of CHEP USA
- Evolving customer needs and a new competitive landscape ignited an urgency to deliver superior quality
- We have responded aggressively to raise the bar and are executing against our customers' needs
- We have a talented team in place that quickly adapts to changing customer needs and will continue to deliver

CHEP USA has delivered superior quality and enabled an agile network that responds to our customers with ease

82-5205



Achieving superior product quality
CHEP
1 Operational readiness
2 Measuring our performance
3 Customer feedback loops
4 Continuous controls
129
Brambles



Expanded our capability
CHEP
Step one
Key input and measurements
Operational readiness
▪ Development of a specification that meets our customers' needs
▪ Training and certification for operators
▪ Plant-level ramp-up plan for each location in our network
▪ Plant capacity/capability to inspect and repair to higher standards
Developed specification/training
TRAINING US PLUS INSPECTION CRITERIA
CHEP
US PLUS PALLET QUALITY SPECIFICATION
TOP DECK
BOTTOM DECK
Created capacity
Plant by plant we built a plan to deliver excellence in product quality
Brambles

Indianapolis, IN	
QTY	Description
4	Repair Tables w/Ergonomic Mat
4	Selfdumping Wood Waste Hoppers 2 cuyds
4	In/Out Feed Skate Conveyors
4	Lumber Cart
4	Scissor Lift
4	Forklift Stop
4	Tool Balancer Sets TBF0915 + TBF509
7	Install Tables

Driving rigor into the process



Step two

Measuring our performance

Key input and measurements

- Established key metrics to monitor our progress in the areas of cost, productivity, conformance to quality, first pass yield and many others
- Created a culture of continuous monitoring of product quality and key operational goals

Rigorous monitoring of quality levels by facility daily

Plant	Repair Ramp Status	Count Repair Audit	Average Repair Audit	<95% Count	Repair Status	Sort Ramp Status	Count Sort Audit	Average Sort Audit	<95% Count	Sort Status
US2N	Certified	10	98.21%	0	Not at Risk	Certified	20	97.11%	0	Not at Risk
US2T	Certified	10	96.33%	1	Not at Risk	Certified	20	96.42%	1	Not at Risk
US8J	Certified	10	96.75%	0	Not at Risk	Certified	19	98.68%	0	
US8U	Certified	10	97.66%	0	Not at Risk	Certified	20	97.51%	0	Not at Risk
US8Z	Certified	10	96.38%	1	Not at Risk	Certified	20	96.62%	0	Not at Risk
USEP	Certified	10				Certified	18	96.83%	2	
USEY	Certified	10	95.94%	3	Not at Risk	Certified	20	96.28%	2	Not at Risk

Execution to standards is monitored daily to ensure we are in control

Translating the voice of the customer



Step three

Customer feedback loops

Key input and measurements

- Voice of customer mechanism established through formation of Customer Operations Team
- Rigorous evaluation of customer rejections and complaints
- Partnering with customers to understand critical pallet characteristics

Helping customers efficiently move their products to market


Example:
Gap - Before


Example: Deflector
Plating - After

A new culture of continuous monitoring and control

CHEP

Step four

Continuous controls

Key input and measurements

- Six-element process control plan institutionalized across the network
- Third-party contracts and controls to ensure compliance
- Employee objectives aligned with execution of standards

Quality process control plan

Plant Name	PQS Gage R&Rs	Sort Class ID Test	Comp Rpr ID Tests	Sort Accuracy Audits	Process Quality Audits for Rpr	Sort and Rpr Cert Prg	Generating SPC Charts	Visual Factory	5S Implementation	Overall Score
Indianapolis										
RLC Repair Operation – Oklahoma City	84%					86%				
Omaha							80%	80%	88%	
New Hope						83%				
Livonia									89%	
Aurora	84%									

Established accountability for quality across every facility in our network to ensure we are in control and delivering to our standards

Brambles



Discrete component intelligence
CHEP
Step four
Continuous controls
Key input and measurements
▪ Audits validate the work required to bring our pallets to standard
▪ Rigorous analysis of components and work required to achieve the standards ensure labor costs and productivity impacts are fully understood
Standard audit protocols in place across the network
Continuous monitoring drives predictability in operating costs
134
Brambles

Pallet Details							Minor Repair Only Defects					Component Replacement											
Plant Code	Shift	Time	Number of Pallets Audited	Number of Pallets Requiring New Component	Number of Pallets Requiring Minor Repair Only	Number of Pallets with Nail Only Defects	Raised Nails	Protruding Nails	Unsecured Component	Twisted Block	Debris	T1	T2	T3	T4	B1	B2	B3	BK1	BK2	BK3	BK4	CB
USX8	1st Shift	14:00	120	2	2	1		1							1			1		2			

Clear performance expectations

CHEP

Step four	Key input and measurements
Continuous controls	▪ Statistical process control tools aid in removing variation from the inspection and repair processes ▪ Actions triggered based on a defined set of control metrics that everyone understands and monitors

Statistical process controls alert us to variation in our process

20 Audits

Beyond Better Everyday: three operational focus areas

CHEP

Consistent delivery

- Six-element Process Control Plan (PCP) in place to reduce variation
- The PCP standardized processes, training, people, and metrics/controls across every facility in the network
  1. Training/Gage R&R
  2. Inspection classification
  3. Element identification
  4. Employee certification
  5. Visual factories/5S
  6. Statistical process control

Standard work

- Development of standard operating procedures for inspection and repair across network
- CHEP strongly evaluating a strategy to directly operate more facilities in the coming months in order to drive deep operational knowledge and standardization
- Engaging and measuring our employees to increase productivity levels and develop engineering standards for all work

Optimization

- Applying industrial engineering models to deliver optimal layouts and equipment
- Applying engineering controls to remove "human variation" when it makes sense to automate
- Leveraging our deep Six Sigma skills and strengthening our Lean Manufacturing skills to deliver productivity gains


Delivering results: achieving US Plus
CHEP
DELIVERY OF US PLUS
(% Customer Issues)
100%
95%
90%
85%
80%
75%
70%
65%
60%
67%
86%
94%
95%
99%
100%
Oct
Nov
Dec
Jan
Feb
Mar
The CHEP USA pool has reached a higher standard of quality
137
Brambles


Delivering results: reducing rejections
CHEP
Product Rejections as a Percentage of Issues
Percentage of Issues
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
July '08
September
November
January
March
May
July '09
September
November
January
March
May
July '10
September
November
January
March
May
Rejections reduced by 69% across the CHEP USA network
138
Brambles

Delivering results: voice of the customer

CHEP

"Simply put, you guys are doing an awesome job. The pallets look good and we have been having little to no defects to report. Once again, thank you for your hard efforts in getting us a quality product."
Food company (May 2010)

"Things have very much improved. Your service has always been good. Quality is also getting better. Thanks again." *Fresh produce company (March 2010)*

"The team wants to recognize CHEP, especially our quality rep. Chuck Thurman, Jerry Nierzwicki, and our service center [operated by] Blue Chip in Jackson, Missouri. CHEP has made pallet quality a priority and we have the results to prove they followed through on their commitment. Enough can't be said about the quality improvement we've seen which has improved safety… and increased productivity."
Major FMCG company (December 2009)

Pico Rivera service center tour


CHEP

- Plant tour of our largest facility
  - Issues 6.7 million pallets per year
  - Serviced over 600 customers in the California market and beyond in FY10
- Review inspection and repair processes
- Review quality Process Control Plan




CHEP
CHEP USA
Pallet Test Track
Thomas Storteboom
Director, Innovation, CHEP Americas
Brambles


Innovation
CHEP
▪ We define innovation as the implementation of new ideas to create value for customers and our company
▪ Innovation covers both doing things differently and doing different things
CHEP Americas
Brambles
Bill Pregliasco
Senior Vice President, Growth Strategy
Jasper Judd
Group Senior Vice President & Head of Innovation
Thomas Storteboom
Director, Innovation
Rob Spencer
Innovation Program Director
Brandon D'Emidio
Manager, Innovation
142
Brambles


Discussion overview
CHEP
Product innovation
Pallet Test Track
System capabilities
System overview
CHEP
INNOVATION CENTER
143
Brambles


Testing resources
CHEP
Innovation Center
Pallet Test Track
Field trial
Test type
•Limited variation (laboratory data)
•Repeatable with planned variation
•Non-repeatable
Sample size
Cost
$
CAPABILITY GAP
$$$$$$
Duration
Results
•Comparison data
•Repair rate
•Repair rate
Complexity
•Minimal
•Controlled
•Limited constraints
144
Brambles


Pallet Test Track
CHEP
Capabilities
Global pallet sizes →
Pallet modifications
New pallets
Alternative materials
Customer unit loads
Forklift accessories
48x40
1200x1000
1200x1000
1200x800
1165x1165
145
Brambles


Design overview
CHEP
Pallet failure modes analyzed to design system
Test stations designed to replicate real-world damage
Mix of automated and manual stations
Initial tuning will match pool repair rates by component
May
June
July
Aug
Sept
Oct
Nov
Dec
Jan
Timing
Design and build
Start-up and tuning
Initial pallet test
146
Brambles


Test station simulation: forced failure
CHEP
147
Brambles


Detailed data capture with advanced technology
CHEP
148
Brambles

Summary


CHEP

- Fills innovation capability gap
- Reduces risk to product updates or new product launches
- Ability to assist in customer projects
- Global resource





Brambles

Investment Market Briefing

8 September 2010




CHEP
CHEP USA
Ease of doing business
Carey Sealy
Director, Customer Loyalty Programs, Brambles
Brambles


Improved customer experience
CHEP
Portfolio+Plus™
Account Intelligence Monitors
Beyond Better Everyday
CHEP PORTFOLIO+PLUS
152
Brambles

Portfolio+Plus



Portfolio+Plus is CHEP's online system for customers to easily manage their CHEP account

- CHEP listened
  - TRI*M and NPS surveys
  - Focus Groups
  - Face to face meetings
  - Online communities
  - Customer forums

- Equipment pooling requirements
  - Need to track location of equipment
  - Reliance on customer reporting
  - High processing accuracy
- Any problems or errors create "issues"
  - Incorrect stock balance
  - Incorrect invoice
  - Lost equipment

"Total visibility to your account whenever, wherever"

The Portfolio+Plus journey




Enhance Your Customers' Supply Chain Efficiencies – While Improving Your Own
superior service to customers

External recognition by SAP for use of technology to drive customer efficiency

Driving customer value

CHEP

Customer controls (Multi-channel) → **Customer care** (Real-time feedback) → **CHEP monitors** (Hassle-free) → **Partnership scorecards** (Growth enabler)

Customer controls
- **Online reconciliation**
- **Online corrections**
- **Dashboards**

Revolutionize account management

Customer care
- Full management via online tools
- Continued platform integration

Customer empowerment

CHEP monitors
- Right data at the right time to the right people
- No surprises

Partnership scorecards
- **New services**
- **New solutions**
- **Continuous improvement**

Value creation

Portfolio+Plus – a view into the system

CHEP

PORTFOLIO PLUS™

+



Customer usage

CHEP


Better Everyday
goal attained
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of USA locations
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
JUL

Customer usage rate 72% at the end of July 2010

Voice of customer feedback: value continues to resonate


CHEP

"Loved the reporting functionality and how easy it is to manage my account online." (April 2010)

"Like the self-corrections online... Will start this week... How do I get *everything* on CHEP?" (April 2010)

"Portfolio+Plus is a freeing experience... I like to pull and review data whenever I want or have time to... Portfolio+Plus let's me do just that!" (May 2010)

"Just wanted to shoot you an email to tell you that I love the feature in Portfolio where I can order in a seven-day view. Thanks, it saves me a lot of time." (May 2010)

"CHEP's decision to offer this matching tool within your Portfolio+Plus application came at the perfect time as we were looking to centralize the reconciliation process for our manufacturing locations across the US. As owner of the CHEP program from our US network, we're firm believers in the CHEP program and will continue to work with your team in the manner which (hopefully) strengthens your application for our benefit, as well as your benefit in selling the application to our customers currently on the program. Thank you for your team's ongoing support to our partnership with CHEP." (December 2009)

Accessibility, simplicity and collaboration

Account Intelligence Monitors (AIM)

CHEP

- Reduce the need for customers to continuously "manage CHEP"; central point of contact
  - Proactively resolve transactional issues prior to invoice (without customer input)
  - Notify the customer of account health issues timely to expedite resolution
  - Proven results have been achieved for early detection of transactional and relationship opportunities (monitors active and customizable on all data)
- Allow sales team to focus on relationship and value proposition, not problems and administration


SAP
SIEBEL
Account Intelligence Monitors
e-mail to Customer
CHEP Internal alert


PORTFOLIO+PLUS

Brambles

The journey ahead

CHEP


Industry & technology trends
Continuous simplification
Collaboration
Integration with customer systems

- Simplified and enhanced
  - Technology
  - Service
- Constantly evolving
- Focus on reducing supply chain costs
- Increase customer loyalty globally

Brambles


CHEP
CHEP USA
Getting closer to the customer
Karen Hempel
Senior Vice President, Sales & Marketing, CHEP USA
Brambles

Karen Hempel background


CHEP

- 25 years' sales and sales management experience in highly competitive technology and telecom sectors
  - 13 years with IBM
  - Last 12 years in senior leadership roles with Nortel
- Experience applicable to CHEP
  - Fortune 100 customers
  - Large, multi-year/multi-national contracts
  - Successful in very competitive, dynamic environment

Brambles


CHEP USA partners
CHEP
Kimberly-Clark
Kroger
Heinz
BIRDS EYE FOODS
Sunkist
Procter&Gamble
KRAFT
Coca-Cola
Dole
Scotts Miracle-Gro
Kellogg's
Sam's CLUB
COSTCO
SYSCO
Walmart
Pillsbury
CLOROX
Sara Lee
Del Monte
Campbell's
SMUCKER'S
Dr Pepper
World-class customer portfolio provides basis for growth
163
Brambles


Our key challenge
CHEP
CHEP USA sales revenue
US$ millions
1,200
1,000
800
600
FY01
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
Reigniting growth
164
Brambles

Structural improvements from Better Everyday

CHEP

- Focus on strategic account management versus transactional account support
  - Position best people and capabilities on strategic accounts
  - Empower decision making closer to the customer
  - Embed dedicated resources for superior service and issue resolution
- Realigned the growth team around market opportunities
  - More dedicated new business development resources
  - Added 20+ positions to sales and marketing, a majority as "hunters"

Brambles

Getting closer to our customers


CHEP

The quality customer experience team

Customer operations	▪ Customer on-boarding and training ▪ Service excellence and program administration ▪ Issue resolution
Quality and customer value	▪ Platform quality assurance ▪ Material handling equipment and process engineering services ▪ New solution development for increased value
Continuous improvement	▪ Six Sigma and Lean resources ▪ Easier to do business with CHEP ▪ Process simplification and issue elimination
Voice of the customer	▪ Customer care center ▪ Customer loyalty systems ▪ Customer insight acquisition

Brambles

Developing sales excellence



- Redesigned sales organization to improve productivity
  - Tied compensation plan to individual results
  - Retention and acquisition of top talent
  - Training and development based on proven systems
- Implemented strategic account management methodology
- Created a unique, expanded value proposition
  - Introduction of new value added services
  - Extended reach of key subject matter experts for customer value creation

Sales leadership team


CHEP
Karen Hempel
Senior Vice President Sales & Marketing
Brian Malloy
Senior Vice President, Sales & Chief Customer Officer
Bruce Brawley
Director, National Accounts
Dan Walsh
Vice President, New Business Development
Bill Williamson
Director, National Retailer Accounts
Paul Kovie
Vice President, Regional/Territory Accounts
Derek Hannum
Director, Marketing

Growth strategy

CHEP

Leverage extensive customer relationships	• Provides solid basis for growth • Expanded value proposition aligned with customer needs • Secure lost or unconverted lanes within existing locations
Accelerate new customer wins	• Continue successful focus in produce, beverage, food service • Continue to convert out of network customers • Additional resources in key geographies
Focus on SME segment	• Deploy best practices from other CHEP regions • Retailer advocacy programs based on total supply chain value proposition • Our extensive network enables a low cost-to-serve unmatched in the industry



Enhancing the value proposition

CHEP

Value creation

	CHEP	Competitor A	Competitor B	Whitewood
Competitive pricing	✓	✓	✓	✓
Lightweight		✓		✓
Environmentally sensitive	✓	?	✓	
Structurally sound	✓		✓	
Network responsiveness	✓			
Application engineering	✓			
Lean/Six Sigma process engineering	✓			
Supply chain solutions	✓			
State-of-the-art testing facility/package engineering	✓			
Transportation optimization	✓			
Shared logistics	✓			
Total account management	✓			

Value solutions (Application engineering through Total account management)

Value solutions

CHEP

Applications engineering	Lean/Six Sigma	Supply chain solutions	Innovation Center
• On site technical support • Equipment and material handling optimization	• Project based solutions • Problem solving expertise • Rigorous process and data analysis	• Comparative platform assessment • Supply chain subject matter expertise and support • Sales tool development	• Packing/unit load design • Simulated supply chain testing • Material handling and testing

Transportation optimization

CHEP

- Combined transportation resources through natural synergies between CHEP, carriers and customers' networks
- Leveraged network optimization between LeanLogistics/CHEP and customers resulting in deeper level business continuity
- 12 months' collaboration results with major distributors: 31 lanes; 2,760 moves; 351,000 miles
- Committed carrier capacity driving overall higher service levels and lower operating costs for all three parties

"As a part of our continuing fleet efficiency efforts of reducing costs through supplier collaboration, we've found mutual benefits with one of our platform providers; CHEP USA. We've been successful in eliminating thousands of empty miles and taking trucks off the road by fulfilling CHEP's transportation needs with Walmart's private fleet. These types of collaborative initiatives are helping to reduce cost and prove daily that sustainability makes good business sense." David Ratliff, Senior Director, Inbound Fleet Logistics, Wal-Mart Transportation (August 2010)


Walmart

Total Account Management (TAM)



Dedicated CHEP resource embedded in customer's operation

- Solutions designed collaboratively with the customer
- Customized management tools
- Focused around customer's business goals
- Provides CHEP account health metrics

Results

- Asset loss prevention
- Fast issue identification/root cause resolution
- Significant reduction in transactional issues


UNILEVER EXECUTIVE DASHBOARD

Growth strategy



Accelerate new customer wins	• Continue successful focus in produce, beverage, food service • Continue to convert out of network customers • Additional resources in key geographies

Creating sales velocity

- Expanded marketing function
  - Sales process optimization
  - Solid lead capture/customer data management capabilities
  - Tighter sales alignment and integration
- Deployed streamlined approach to expedite sales
  - Field empowerment
  - Better qualified funnel
  - Instant contract and approvals
  - Condensed sales cycle time
  - Increased revenue capture

FY10 significant accomplishments


CHEP

- Removed internal impediments to accelerate new growth
- Rebuilt customer confidence by delivering on our promises
- Introduced new value added services, delivering tangible customer benefits

- Contract renewals exceeded US$260M
- Over 1,000 new contracts
- Averaged more than one new account per day
- Signed 85 out-of-network customers to our program
- Recovered lost business


Q&A
Brambles

Contact details

Cathy Press
Group Vice President, Capital Markets
cathy.press@brambles.com
+61 2 9256 5241
+61 419 290 745

James Hall
Director, Investor Relations & External Communications
james.hall@brambles.com
+61 2 9256 5262
+61 401 524 645

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles

Investment Market Briefing

8 September 2010



Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

10 September 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles Limited – Investor Information Presentations

Enclosed are the presentations to be given on the last day of the Investment Market Briefing, which will commence at 8.15 am Los Angeles time on 10 September (1.15 am Sydney time on 11 September).

A webcast of these presentations will be available on Brambles' website at www.brambles.com.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary


Brambles
Investment
Market Briefing
10 September 2010


Agenda
CHEP
Regions and growth
Latin America
Arturo Cabrera
Canada
Mike Dimond
USA SME strategy
Karen Hempel
Automotive
Kevin Shuba
LeanLogistics
Dan Dershem
Summary
Tom Gorman
2
Brambles


CHEP
CHEP Latin America
Arturo Cabrera
President, CHEP Latin America
Brambles


CHEP Latin America – a growth story
CHEP
▪ Latin America region
▪ CHEP in Latin America
• 400+ employees
• 43 service locations
▪ CHEP performance in the region
▪ Lessons and opportunities
4
Brambles

Region overview



- 21 countries: emerging opportunity in FMCG and produce sectors
- Stabilizing economic conditions
- Highly concentrated population in capital cities
  - Mexico City: ~20M inhabitants
  - Sao Paulo: ~16M inhabitants
- Retail industry rapidly consolidating
  - Wal-Mart
  - Carrefour
  - Pao de Acucar

Brambles

CHEP presence


CHEP
Mexico
• 1995
• FY10 sales revenue: US$110M
• 61% of the region
• Pallets & RPCs
• Pop. 110M
Costa Rica, Honduras, El Salvador and Nicaragua
• 2011
• Pallets
Guatemala
• 2010
• Pallets
Brazil
• 1998
• FY10 sales revenue: US$50M
• 28% of the region
• Pallets: IBCs & auto
• Pop. 193M
Uruguay
• 2002
• Pallets
Chile
• 1995
• FY10 sales revenue: US$11M
• 6% of the region
• Pallets
Argentina
• 1999
• FY10 sales revenue: US$8M
• 5% of the region
• Pallets
• Pop. 41M
Latin America (Pop. 580M)

Brambles


Latin America partners
CHEP
HERDEZ
Procter&Gamble
Dia %
JUMBO
Comercial mexicana
Kellogg's
CCU
Kimberly-Clark
SORIANA
kraft foods
COSTCO
M
H-E-B
JUMEX
AB InBev
¡Vive la Experiencia!
Walmart
COTO
Carrefour
DISCO
BOM BRIL
Nestlé
Colgate
comex
FEMSA
Grupo Pão de Açúcar
Watt's
Strong FMCG customer base
7
Brambles


High growth economies
CHEP
Retail sales growth by country
25%
20%
15%
10%
5%
0%
CY06
CY07
CY08
CY09
Argentina
Brazil
Chile
Mexico
Consistently strong rates of growth in consumer activity
Source: Argentina – INDEC: Instituto Nacional de Estadísticas y Censos; Brazil – ABRAS: Associação Brasileira de Supermercados & ABAD: Brasileira de Atacadistas e Distribuidores de Produtos Industrializados; Chile – Chamber of Commerce; Mexico – ANTAD Asociación Nacional de Tiendas de Autoservicio y Departamentales
8
Brambles


Latin America palletization
CHEP
Pallets per capita vs. GDP per capita – 2009
Pallets per capita
0
1
2
3
4
5
6
7
USA
Germany
UK
France
Italy
New Zealand
Iberia
Chile
Brazil
Argentina
Mexico
0
5
10
15
20
25
30
35
40
45
50
GDP per capita (US$K)
Relatively low palletization represents opportunity for growth
Source: CHEP internal estimates, August 2010
9
Brambles


CHEP penetration in FMCG
CHEP
Penetration
50%
40%
30%
20%
10%
0%
Argentina
Brazil
Chile
Mexico
Remaining growth opportunities in FMCG
Source: CHEP internal estimates, August 2010
10
Brambles


Product expansion opportunities
CHEP
Pallets
New countries (Central America)
Increased FMCG penetration
RPCs
Mexico fresh produce
IBCs
Brazil and Mexico
Auto containers
Main opportunity in Brazil
Multiple product offerings with strong market position
11
Brambles


CHEP performance and growth
CHEP
Pallet stock by country
CAGR = 14%
Million pallets
12
10
8
6
4
2
0
FY05
FY06
FY07
FY08
FY09
FY10
Argentina
Brazil
Chile
Mexico
12
Brambles


Sales growth by country
CHEP
Argentina
Real GDP growth projection* = 4%
US$M
10
8
6
4
2
0
FY05 FY06 FY07 FY08 FY09 FY10
Brazil
Real GDP growth projection* = 4.5%
US$M
60
50
40
30
20
10
0
FY05 FY06 FY07 FY08 FY09 FY10
Chile
Real GDP growth projection* = 5%
US$M
15
12
9
6
3
0
FY05 FY06 FY07 FY08 FY09 FY10
Mexico
Real GDP growth projection* = 3.5%
US$M
120
100
80
60
40
20
0
FY05 FY06 FY07 FY08 FY09 FY10
*Source: Economist Intelligence Unit 2011 forecasts
All figures shown at June 2010 exchange rates
13
Brambles

Latin America trends and actions

CHEP

Globalization

- Continued strong growth in exports
- Continued penetration of global firms

- CHEP geographic presence and network are an important enabler for global retailers and manufacturers

Economic development

- Increasing automation/sophistication of production and supply chains
- Increasing retail/distribution concentration
- Dependent on a continued stable political environment

- CHEP helps influence the standards for the regional supply chains through customers and industry groups
- CHEP continues to develop deeper and broader relationships with both retailers and manufacturers


Growth in region
CHEP
Sectors
• Large
• High growth potential
• High degree of palletization / containerization
• High degree of automation
• Low cycle time
Target high-growth sectors with most to gain from palletization and pooling
Seek attractive geographies where we can replicate our successes
Customers
• Retailers:
– Large market share
– High growth plans
– Sophisticated supply chain
– Willing to advocate CHEP
• Manufacturers:
– International
– Large
– With focus on quality
Geographies
• Large
• High growth potential
• Politically stable
Actively leverage our strong relationships with manufacturers and retailers to tap into attractive geographies
15
Brambles

Latin America – in summary

CHEP

- Aggressively pursue growth opportunities in region
- Scale infrastructure and staff at pace with overall business
- Focus on retail relationships regionally/globally
- Leverage our logistics capabilities to insure service excellence
- Continue to monitor customs and regulatory developments that affect inter-country commerce
- Continue to maintain tight control on assets

Brambles


CHEP
CHEP Canada
Mike Dimond
President, CHEP Canada

Brambles

Canada snapshot


CHEP

- In business for 31 years
- Strong, stable management team averaging 18 years of CHEP experience
- Over 500 hourly and salaried employees
- 15M cross-border shipments to and from the USA
- 80% of pallets repaired in house; 20% third-party repaired
- A proven track record of profit growth


CHEP

Brambles


Quality platforms
CHEP
For shipments within:
S4840A stringer
B4840A block
B4820A half
4113 IBC
Canada
USA
Mexico (ISPM 15)*
19
Brambles


Broad range of customers
CHEP
Procter&Gamble
DANONE
KRAFT
Unilever
Cascades
Cargill
BACARDI
Kellogg's
CLOROX
Mars
Heinz
SUNSET
Campbell's
parmalat
GENERAL MILLS
20
Brambles

Strong operational network

CHEP

- 9 CHEP operated service centres
- 12 third-party facilities
- 2 wash facilities
- 3 TPM sites
- Seasonal storage and cross-docking facilities



Brambles

National reach

CHEP

Major facilities:

- Vancouver
- Edmonton
- Calgary
- Winnipeg
- Toronto
- Montreal
- Moncton


Northwest Territories
Nunavut
Alberta
Manitoba
Ontario
Quebec

26 service centers coast to coast

Brambles


Strong network and high penetration
CHEP
Canada segmentation
4%
9%
25%
62%
Food and grocery
Durable goods
Beverages
Produce
Sector
Penetration
Food and grocery
80%
Durable goods
95%
Beverages (non-alcoholic)
50%
Produce
30%
Source: CHEP internal estimates, August 2010
23
Brambles


Solid financial performance
CHEP
Canada sales revenue
US$ millions
200
150
100
50
FY05
FY06
FY07
FY08
FY09
FY10
CAGR = 8%
Solid year-on-year growth
All figures shown at June 2010 exchange rates
24
Brambles

Competitive landscape



- Canadian Pallet Council (CPC)
  - Approximately 15% penetration and declining
- iGPS
  - Attempting to launch in Canada
  - Limited number of northbound shipments currently
  - Recent government move to ban decabromine
- PECO
  - No activity in Canada

Brambles

Growth strategy: core



- Core business growth
  - Expand beverage segment
    - Non-alcoholic beverages
    - Domestic wine
  - Continued growth in food and grocery segment
- Modular pallets
  - Expansion of half pallet business, utilizing a distributor "pull" strategy for end-of-aisle displays
  - CHEP is the exclusive supplier in Canada
  - Currently 5% of business, across most major customers

Continued focus on what we do best

Brambles

Growth strategy: beyond the core

CHEP


CANADIAN
TIRE

- Managed services
  - Partnering with Canada's largest non-grocery retailer, Canadian Tire
  - Trials underway for the management of plastic totes utilizing CHEP RFID technology
- Returnable Plastic Containers
  - Negotiating the supply of specialized containers to one of Canada's largest and fastest growing fast-food chains
  - Environmental win; will displace 10 million corrugated boxes annually
- Automotive
  - 18%* of North American light vehicle production is built in Canada

Non-pallet opportunities

*Source: JD Power & Associates

Brambles


CHEP
CHEP USA
SME growth
opportunity
Karen Hempel
Senior Vice President, Sales & Marketing,
CHEP USA

Brambles

Wednesday presentation recap


CHEP

- Solid, blue-chip customer base
- Restoring customer confidence through execution
- New structure focused on retention and sales velocity
  - Removed account administration from sales
- World-class sales leadership team with proven track record
- Expanded resources focused on creating sales velocity
  - 20+ new resources in sales and marketing
  - Established programs generating strong momentum
- Value proposition is a key competitive differentiator

Growth strategy

CHEP

Leverage extensive customer relationships	• Provides solid basis for growth • Expanded value proposition aligned with customer needs • Secure lost or unconverted lanes within existing locations
Accelerate new customer wins	• Continue successful focus in produce, beverage, food service • Continue to convert out of network customers • Additional resources in key geographies
Focus on SME segment	• Deploy best practices from other CHEP regions • Retailer advocacy programs based on total supply chain value proposition • Our extensive network enables a low cost-to-serve unmatched in the industry


CHEP USA pallet opportunity
CHEP
Total pallet opportunity US$9.5BN
"Addressable" 48x40 opportunity US$2.3BN
CHEP
Penetration US$1.1BN
Other poolers <10% of addressable
Source: Brambles internal estimates, June 2010
31
Brambles

Defining the SME sector

CHEP

- Typical characteristics of an SME customer
  - Sales revenues from US$10M to US$1BN
  - <100k issues per year
- Can be small/regional or national/international
- Multiple industries and sectors
- Predominantly served by local/regional white-wood pallet providers
- SME companies' challenges:
  - Rising pressure from retailers to innovate
  - Streamlining operations
  - Waste reduction

Why focus on the SME sector?



- CHEP uniquely positioned to win business in the sector
  - Extensive network
  - Responsiveness/just-in-time inventories
  - Retailer advocacy relationships
- Favorable margins compared with larger customers
- Lower cost to "sell" with condensed sales cycle
- Many SMEs operate in private label segment
  - Retail influence in private label stronger than in branded
  - Private label sales have increased 34% in supermarkets and 45% in drug stores over five years (Private Label Manufacturers Association)

SMEs represent ~US$500M sales revenue opportunity

Sales revenue by customer size


CHEP
CHEP Americas
CHEP Australia
11%
10%
59%
20%
22%
37%
18%
23%
CHEP Europe
15%
12%
55%
18%
Top 5
#6 - 20
#21 - 100
Other

Diluting dependence on the "mega" customer

How we'll grow this sector

CHEP

- Deploy best practices and experiences from other regions
- Increased field sales representation
- Additional telesales professionals
- Retailer advocacy programs
- Marketing automation systems
  - Processing large volumes of lead data
  - Digital marketing
- Sales velocity program introduced in FY10 streamlines qualification, contract and commercial process
- Dedicated implementation teams

SME: a case study

CHEP

Challenge
- Rising pressure from retailers
- Need to streamline operations
- Waste reduction

Customer objective
- Comply with retailer initiatives
- Increase sales with retailer
- Achieve sustainability goals

Approach
- Retailer advocacy
- Streamlined sales approach
- Expedite implementation

Customer benefits
- Reduced customer cost
- Higher quality solution
- Strengthened retailer relationship

Summary

CHEP

- Significant opportunity for profitable growth
- Scale provides competitive advantage
  - Leveraging distributor advocacy
- Proven success in other markets
- Favorable margins
- Shorter sales cycle
- Positive momentum

Brambles


Q & A
Brambles


CHEP
Automotive
Driven by globalization
Kevin Shuba
Senior Vice President, Customer Development, Brambles
Brambles

Automotive today


CHEP

- Serving plants in 18 countries
- First automotive customer was in Australia in 1975
- First global automotive flow commenced in 2001
- Core value proposition: to help customers lower supply chain costs
- Target markets:
  - Vehicle assembly plants
  - Tier 1 automotive suppliers
  - Heavy equipment manufacturers
  - After market
- Unique intellectual property is the design of the packaging and systems
- Key customers include:


Ford

GM




SUZUKI


Brambles

Automotive core business

CHEP

Assets	▪ Foldable reusable plastic crates ▪ Foldable reusable plastic cubic containers ▪ Bespoke reusable packaging	
Management systems	▪ CHEP automotive logistics management system ▪ Asset management systems ▪ CHEP international material network	
Services	▪ Packaging design/engineering ▪ Program management ▪ On site operations – total container management	

Customer benefit

- Minimises handling and decanting processes
- Eliminates waste and damage
- Improves freight utilization
- Improves quality outcomes

Brambles



Automotive model
CHEP
Service center
Service center
CHEP delivers empty containers to
Supplier
Parts are shipped in CHEP containers
OEM
CHEP picks up empty containers from
Service center
Supplier
Original Equipment Manufacturer
Service center
1. CHEP issues ready-for-use, high quality containers to suppliers for use and movement through the supply chain
2. Upon receipt of CHEP equipment, suppliers load their products and ship them through the supply chain using a CHEP container
3. At the end of the supply chain, CHEP collects all empty containers for return back to the nearest service centre
4. CHEP inspects and conditions all returned containers to ensure they meet our quality standards. These containers are then made ready-for-use
42
Brambles

Case study: vehicle manufacturer in Spain



Cost comparison: owned packaging vs. CHEP

Cost associated with owning returnable packaging	CHEP full-service solution	Savings using CHEP
Assets investment: €213K	CHEP cost: €827K Cost for the CHEP full service (KLT & FLC)	Savings generated using CHEP full service vs. owned packaging solution: €293K
Administration and labour costs of packaging management: €90K		Additional savings qualified: • Reduced losses • Lower damages • Minimized space for storage of empty containers • No engineering, design and future capital costs • No lack of packaging nor excess in case of production downturn • Overheads and outsourcing reduction: no need for inspection, no repair and washing processes, no inventory control
Transport costs: €817K (for deliveries and collections of empty containers including relocation of empties at suppliers)		
Total spent per annum: €1.1M		

Brambles

Today's strategic context



- A century old industry, has gone through multiple evolution stages
- Auto makers producing global vehicle platforms: gain scale through standardization as well as cost reductions in research and development, design and engineering
- Increasingly one supplier is producing parts on a global basis for this platform
- The winners will be those who take a total view of the supply chain and its cost drivers
- Greatest cost reduction opportunities: re-engineering the supply chain with packaging having a major impact on these cost drivers

Brambles


Market landscape
CHEP
Managed transportation
CHEP
Packaging
CHEP fills the space between logistic service providers and packaging manufacturers
PENSKE
Ryder
Menlo
SCHNEIDER
ORBIS
BUCKHORN
Cardboard Suppliers
L I N
P A C
45
Brambles



Go-to-market strategy

CHEP

- Develop current domestic auto and heavy equipment business and expand into markets where under represented
  - Strong focus on North America
  - Replicate learnings and successes from other regions
- Leverage our global footprint to expand international business
  - Target markets: balance of international flows
- Extend into new markets and products once base is established

Through each stage, relentlessly focus on value creation for our customers and the industries served as a whole


Domestic market growth
CHEP
Global automotive light vehicle production forecast, 2016 (millions)
6.4 (+33%)
2.9 (+38%)
2.7 (+26)
2.8
10.7 (+30%)
3.6 (+7%)
2.0 (+115%)
4.1
2.1
0.9
0.7 (+91%)
Production of 2M+ vehicles forecast
Production of 0.5M+ vehicles forecast
Source: JD Power & Associates
Domestic automotive markets provide a current revenue opportunity of ~US$2.6BN, based on CHEP's European served market
47
Brambles


Intercontinental automotive flows
CHEP
CHEP automotive market position vs. assessed opportunity
EMEA
FY10 sales revenue: US$99M
Containers: 11M
Americas
FY10 sales revenue: US$3M
Containers: <100k
Asia Pacific
FY10 sales revenue: US$26M
Containers: 2M
Intercontinental flow: US$19.8 BN*
Intercontinental flow: US$29.0BN*
Intercontinental flow: US$26.5BN*
Intercontinental flows ~US$1.5BN revenue opportunity based on packaging making up 2% of the automotive components import value
Source: International Trade Centre – TradeMap (www.trademap.com)
48
Brambles

Intercontinental automotive flows



- 90% of global flows use cardboard and/or wood
- No sunk capital investment
- Change management is quicker and easier
- Customers prefer returnable containers
- Minimizes handling, waste and quality issues
- CHEP's focus is on minimising supply chain costs
  - Maximize returns under load
  - Maximize fold down ratios
  - Optimize shipping lane flows



Source: Global Trade Information Services

The CHEP advantage



- Large global footprint
- First mover advantages – we are already in this space
- Existing systems, networks and processes
- Scale that is difficult to replicate
- Strong domestic and HQ automotive relationships
- Independence allows broader pooling and limits redundant risks
- Value proposition based on quantifiable cost savings



Summary



- We have a strong value proposition in the regions where we operate
- We have regional presence in the key markets, with intent and capability to expand
- The automotive and industrial equipment industry is becoming ever more global
- We have an unmatched global footprint to address this need
- Significant expansion opportunities have been identified
- Our plan to capture is already underway


LEANLOGISTICS
A small business with a big opportunity
Dan Dershem
President & CEO, LeanLogistics
LEANLOGISTICS
Optimization Job Report
Actions
Job Summary

About LeanLogistics



- Established:1999 and acquired by Brambles: 2008
- North American leader in Transportation Management Systems (TMS) delivered as Software-as-a-Service (SaaS)
- Processes over US$5BN in transportation expense annually
- Customer value proposition: reduce costs and improved service levels for manufacturers, retailers and food service providers
- Key clients include:


Barilla

Kellogg's

Wyeth

Unilever


Chiquita

OtisSpunkmeyer

Yum!

CHEP

ACE


Brambles

LeanLogistics leadership





Dan Dershem
President
President & CEO of LeanLogistics from its inception. Responsible for the company's strategy, direction, and guidance. Dan has been in the logistics and information technology industries for 20 years.



Chris Timmer
Senior Vice President Business Development & Marketing
Chris has been with LeanLogistics since 2000. Chris has led the scaling of the LeanLogistics software as a service Chris has over 20 years of experience in transportation and logistics management



Matt Ahearn
Chief Operating Officer
Matt has been with LeanLogistics since 2001. Responsible for all operational aspects, including sales, customer operations and supply chain services, previously was CFO.



Rick Tucker
VP Product Development & Information Technology
Rick is a founder of LeanLogistics and has over 25 years of experience in applications architecture, product development, and business process consulting.

Brambles

Introduction to LeanLogistics solutions



- Our solution leverages one the industry's largest transportation networks and TMS technology to reduce cost and improve service

Common customer pain points:	How we help:
▪ Sourcing of carriers ▪ Transportation planning ▪ Transportation execution ▪ Transportation finance settlement ▪ Supply chain visibility	▪ Access to large carrier network ▪ Optimizing decisions made to ship freight ▪ Communication of service requirement ▪ Electronically execute payments ▪ Visibility across supply chain business providers and processes

SaaS – business model differentiation

On-Demand TMS provides fast Implementation:	On-Demand TMS provides Access to:	On-Demand TMS network model enables:
▪ Limited customization (standardized on best practices); interfaces are only custom development ▪ No hardware, third-party software, or infrastructure to install ▪ Reduces deployment costs by 5 - 10 times; eliminates capital costs	▪ Latest technologies ▪ Most robust transportation information ▪ Thousands of carriers and suppliers	▪ Visibility ▪ Collaboration ▪ Benchmarking ▪ Business intelligence

Month

1 2 3 4 5 6 7 8 9 10 11 12

Assess and plan

Implement

System live

Deploy

Financial return

Accelerates ROI through "pay as you go" model

Our full range of leading solutions

LEANLOGISTICS

Technology

On-demand TMS®
Procurement
Planning
Execution management
Appointment scheduling
Settlement
Visibility
Business intelligence
Supplier inbound

Transportation network

Services

Client services
Managed transportation Services
Benchmarking and procurement
GreenLanes™
Network modeling

Self-service solutions

LeanSource™ procurement app
LeanSource™ benchmarking app

Brambles

Creating value for customers



	RICH'S
Business need	**Business need**
• Better control of inbound flow of transportation • Reduce inventory levels • Better manage transportation costs	• Improve service levels to customers • Reduce transportation costs • Outsource daily transportation function • Obtain greater control of extremely disparate supply chain
Software as a Service (SaaS) solution	**Managed transportation services**
• Implement LeanLogistics On-Demand TMS® with Supplier Inbound Management (SIM) • On-board 1,000 suppliers • Implement visibility for controlled and vendor controlled freight	• Implement LeanLogistics On-Demand TMS® • Outsource daily transportation operations
Results	**Results**
• Savings of 12.9 % on freight spend • Reduced inventory levels by 15% • Increased turns by 25%	• Transportation cost reduction year over year for the six years running (5% to 8%) • Streamlined transportation finances • Continued operational efficiencies year over year

Brambles


On-Demand TMS demo
LEANLOGISTICS
LEANLOGISTICS
On-Demand TMS® Demo
59
Brambles


Market presence
LEANLOGISTICS
Convergence of service, network data and technology
naged
nsportation
LEANLOGISTICS
Ryder
C.H. ROBINSON
TRANSPLACE
sterling commerce
ORACLE
SAP
60
Brambles


Market in transition
LEANLOGISTICS
Supply chain sourcing strategies grow in demand
Historical Buying
Future Buying
Source: Gartner Research – Annual Supply Chain Conference June 2010
61
Brambles

Our market environment today...



- Supply chain management is becoming more of a global capability
- Global financial crisis had significant impact on supply chain expenses
- TMS address greater issues than just transportation
- Room for growth: USA has the greatest penetration of TMS at 30%
- Transportation continues to be a focus of the global market for:
  - Increased fuel costs
  - High driver turnover
  - Greater corporate visibility due to increasing costs
  - Safety and security issues
  - Carbon emissions

Brambles


Brambles assets
LEANLOGISTICS
Asset categories
CHEP
Impact
LEANLOGISTICS
Geographic coverage
Global
North America
Customer entry
Supply chain – senior level
Supply chain – senior level
Operational expertise
Global
North America
Customers
Thousands (FMCG, automotive, retail)
65 (FMCG, retail, pharma, automotive, LSP etc)
Core competency
Asset management
Supply chain technology solutions
Supply chain expense
~US$650M (controlled)
US$5BN (visibility)
Logistics employees
500+
120
Carriers in network
Thousands
Thousands
Business platform
Physical asset (network) broad, scalable, repeatable
Core & growth
Technology network deep, scalable, repeatable
63
Brambles


Expansion opportunities
LEANLOGISTICS
USA penetration
New geographic development (Brazil, Canada, Europe and Australia)
Creation of integrated CHEP/LeanLogistics service offerings
64
Brambles

Global expansion



- Positioned uniquely to be a significant participant in new geographies
- Multi-billion dollar industry that has not been fully leveraged
- Currently working on conducting a global market assessment
- Areas of priority in phase one are:
  - Europe
  - Australia
  - Brazil
  - Canada

Working with CHEP



Steps taken:

- Creation of needed leadership roles
- Resource sharing
- Created a center of excellence for supply chain operations
- Identification and sizing of opportunities



Enrique García Montañés
Vice President, Business Integration

Enrique joined LeanLogistics in 2009 in a new role accountable for global expansion and inter-business unit growth. Previously, he was Vice President, Logistics, CHEP Europe and has more than 15 years' supply chain management and consultancy experience.

LeanLogistics will be Brambles' Center of Excellence for supply chain operations

Summary



- Investment in growth initiatives:
  - To be a leader in supply chain solutions
  - Leveraging current expertise, infrastructure, and customer footprint
  - Significant cost savings to CHEP within the supply chain
  - Enhancing customer satisfaction while maintaining operational excellence
  - Commercializing supply chain management services
  - Opportunity to create a "center of excellence" both to operate and support CHEP supply chain operations


Q & A

Summing up

Tom Gorman, CEO, Brambles

Brambles

FY10 recap

- Put together the leadership team
- Established priorities
- Put cadence in place
- Development of strategic process
- Identification of growth opportunities

Brambles

FY10 result recap

- Delivering on commitments
  - Quality improvement
  - Cost disciplines
  - Emerging market growth
- Stable, resilient business in volatile market conditions
  - Improvement in second-half performance
- Strong cash flow and balance sheet

Core strengths

- Global footprint
- Local networks
- Intellectual property
- Customer franchises
- Financial position

Where to from here?

- CHEP
  - Continued focus on customers and innovation
    - Net Promoter Score
    - Pallet Test Track
  - Strengthen US operations
  - Grow in new segments (e.g. SME)
  - Expand circle of influence (USA Advisory Board)
  - Product and platform diversification
  - LeanLogistics expansion
  - International flows: leverage global network
- Recall
  - Grow the core
  - Extend the offering

Brambles Americas' growth journey

- Immediate opportunities
  - Accelerate expansion into SME segment for 48x40 pallets
  - USA domestic automotive business
  - LeanLogistics international expansion
  - Recall core product expansion
- Mid-term opportunities
  - Use domestic auto footprint to leverage intercontinental flows
  - Introduction of different-sized pallets
  - Expansion of containers and crates business
  - Recall new service offerings

Organizing to deliver – CHEP



Brambles Americas' growth
CHEP Americas – Jim Ritchie
USA Advisory Board
Platform and service expansion
USA SME strategy – Karen Hempel
CHEP Canada – Mike Dimond
CHEP Latin America – Arturo Cabrera
LeanLogistics – Dan Dershem
CHEP automotive – Kevin Shuba
Other platforms...

Brambles USA Advisory Board

- External appointees
  - Rodney Slater, former US Secretary for Transportation
  - John Claringbould, former head of legal and external affairs, Mars
  - Up to two more external appointees
- To advise on
  - Business operations and tactics
  - Developing and managing customer relationships
  - Identifying and developing new opportunities
  - Engaging on government policy matters
  - Developing a more innovative culture



The size of the prize – CHEP USA
Total pallet opportunity US$9.5BN
"Addressable" pooled 48x40 opportunity US$2.3BN
CHEP
Penetration US$1.1BN
~US$12BN
~US$1.1BN
Other
16%
Auto
11%
IBCs
19%
Plastic bins
11%
RPCs
23%
Pallets
20%
100%
Market
CHEP
Source: Brambles internal estimates, June 2010
77
Brambles



Q & A
Brambles

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Contact details

Cathy Press
Group Vice President, Capital Markets
cathy.press@brambles.com
+61 2 9256 5241
+61 419 290 745

James Hall
Director, Investor Relations & External Communications
james.hall@brambles.com
+61 2 9256 5262
+61 401 524 645


Brambles
Investment
Market
Briefing
10 September 2010

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 September 2010

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles 2010 Shareholder Review

Attached is the Brambles Limited Shareholder Review for the year ended 30 June 2010.

This document accompanies the Brambles Limited 2010 Annual Report.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary





WE'RE BUILDING A STRONGER FOUNDATION

SHAREHOLDER REVIEW 2010

Brambles

82-5205

GRAHAM KRAEHE AO
Chairman (right)

TOM GORMAN
Chief Executive Officer (left)

Brambles Limited
ABN 89 118 896 021


CHEP®

CHEP, the global leader in pallet and container pooling services, helps customers transport products safely and efficiently through the supply chain in 45 countries

For a full review of Brambles operations and financial performance in the 2010 financial year, please refer to the Annual Report.

CONTENTS

A SOLID BASE FOR FUTURE GROWTH

Welcome to Brambles' Shareholder Review for 2010. It is an exciting time for our company. We are emerging stronger after a challenging period, building on the strong foundations provided by our two businesses, CHEP and Recall. Both have extensive customer bases and industry expertise and are well-placed to pursue the growth opportunities in front of them.

Brambles has experienced considerable changes and challenges in recent years. These have included the sale of our non-core assets to focus on the growth prospects of CHEP and Recall, ending our dual-listed company structure and dealing with the recent global economic downturn. From these experiences, we have emerged stronger and more focused.

As we look forward to the future and recognise our company's rich history – a history that dates back to 1875 – we are committed to striking the right balance between the needs of our customers, employees and shareholders. We have a great opportunity to build on our core expertise in pooling systems and records management services as we take our company into the future.

CONTINUED


recall™

Recall, a global leader in the management of information throughout its lifecycle, provides secure and efficient information storage and destruction services in 23 countries.

47 COUNTRIES AROUND THE WORLD

ARGENTINA
AUSTRALIA
AUSTRIA
BELGIUM
BOTSWANA
BRAZIL
CANADA
CHILE
CHINA
CZECH REPUBLIC
DENMARK
FINLAND
FRANCE
GERMANY
GREECE
GUATEMALA
HONG KONG
HUNGARY
INDIA
INDONESIA
IRELAND
ITALY
LUXEMBOURG
MALAYSIA
MEXICO
NAMIBIA
NETHERLANDS
NEW ZEALAND
NORWAY
POLAND
PORTUGAL
SAUDI ARABIA
SINGAPORE
SLOVAKIA
SLOVENIA
SOUTH AFRICA
SPAIN
SWAZILAND
SWEDEN
SWITZERLAND
TAIWAN
THAILAND
TURKEY
UAE
UK
USA
ZIMBABWE

Challenging economic conditions remain: we did not experience sustained recovery in most of the regions in which we operate in the 2010 financial year.

Against this uncertain backdrop, our businesses once again demonstrated their resilience during that year as we continued to expand in new and established geographies. Despite the challenging underlying conditions, we delivered solid sales revenue and profit and strong cash flow.

We have entered the 2011 financial year with high levels of financial and operational discipline, while our cash position and balance sheet are strong. We have added considerable operational experience and strategic expertise to our leadership team and upgraded our risk management systems and strategic planning processes.

We have identified a number of growth opportunities for both CHEP and Recall that we plan to explore during the 2011 financial year. For CHEP, these include continued investment in emerging regions, expansion of our product scope, increasing our penetration with small to mid-sized customers in the USA and global expansion of our automotive business and LeanLogistics. For Recall, the opportunity to expand in physical document management remains large, as does the scope to offer customers services in the digital space.

In addition, we have recommitted to our shared value that all things begin with the customer. Brambles' Executive Leadership Team now includes a member responsible for driving a more customer-centric culture in our organisation. We have made a similar leadership team appointment to drive innovation. Both of these values – customer-centricity and innovation – will be core to our company's future success.

Our five strategic themes represent the priorities of the business: customer satisfaction and quality, profitable growth, cost competitiveness, people and corporate social responsibility. Our goal is to make Brambles stronger, more profitable and more successful, through serving our customers more effectively, continuing to expand into new markets and providing innovative solutions to meet our customers' needs.

Building on our strong foundations, we look forward to sharing more with you throughout the 2011 financial year about our performance and our plans to continue to develop and grow Brambles in the interests of all its stakeholders.

Thank you for your ongoing support.

GRAHAM KRAEHE AO

TOM GORMAN

OUR Global JOURNEY

24%

CHEP Central and Eastern Europe's sales revenue growth

23%

CHEP EMEA'S return on capital invested

28%

CHEP Middle East and Africa's sales revenue growth

In the 2010 financial year, Brambles continued to expand and consolidate its global footprint despite challenging economic conditions. Some of the better performances across the Group over the year are profiled on the map.

500K+

CHEP CUSTOMER TOUCHPOINTS

615

CHEP SERVICE CENTRES


US$18M
Annualised volumes of net new business wins in CHEP USA since introduction of the Better Everyday program
7%
Recall Americas' sales revenue growth
US$286M
CHEP Americas' cash flow from operations
92%
Combined sales revenue growth in CHEP China and India
US$15M
CHEP Asia-Pacific's net new business wins
32%
CHEP Brazil's sales revenue growth
19%
ecall ANZ's sales
evenue growth
COUNTRIES WE OPERATE IN

93M RECALL CARTONS

300+ RECALL INFORMATION CENTRES

12K+ EMPLOYEES

294M CHEP PALLETS & CONTAINERS

Where we ended the year

FINANCIAL HIGHLIGHTS

- Resilient sales revenue performance across all regions amid ongoing challenging economic conditions.
- Strong cash flow reflects disciplined capital controls and the underlying strength of our CHEP and Recall businesses.
- Robust balance sheet position and responsible financial management.
- Net new business wins[1] of US$53 million, reflecting strong performance of established and emerging businesses.
- Better Everyday program launched in CHEP USA, delivering improved service and quality standards.

SALES REVENUE BY BUSINESS UNIT


9%
18%
36%
37%
CHEP Asia-Pacific US$391M
CHEP Americas US$1,534M
Recall US$740M
CHEP EMEA US$1,483M

	2010 US$M	2009 US$M	% CHANGE (ACTUAL EXCHANGE RATES)	% CHANGE (CONSTANT CURRENCY [2])
Continuing operations				
Sales revenue	**4,146.8**	4,018.6	3%	–
Operating profit	**724.5**	718.2	1%	(3)%
Profit from continuing operations	**443.9**	434.0	2%	(1)%
Profit from discontinued operations	**4.9**	18.6		
Profit for the year	**448.8**	452.6	(1)%	(5)%
Earnings per share (EPS) (US cents)				
Basic EPS from continuing operations	**31.5**	31.3	1%	(3)%
Basic EPS	**31.8**	32.6	(2)%	(6)%
Cash flow and balance sheet				
Cash flow from operations	**882.3**	722.4		
Free cash flow after dividends	**344.1**	141.9		
Net debt	**1,759.3**	2,143.4		
Net debt/EBITDA (times)	**1.5**	1.8		
EBITDA/net finance costs (times)	**10.7**	10.0		
Gearing (net debt/(net debt plus equity))	**51.9%**	60.0%		
Brambles Value Added (at fixed exchange rates)	**215.4**	297.4		
Total dividend (Australian cents per share)	**25.0**	30.0		

1 Brambles defines net new business wins as the change in sales revenue in the period resulting from business won or lost in that period and the previous 12 months. Net new business is calculated on a constant currency basis.

2 Brambles calculates constant currency by translating results into US dollars at the exchange rates applicable during the prior corresponding period.

25.0c
TOTAL DIVIDEND (AUSTRALIAN CENTS)

$4,146.8M
SALES REVENUE (US$)

$882.3M
CASH FLOW FROM OPERATIONS (US$)

$724.5M
OPERATING PROFIT (US$)

31.8c
EARNINGS PER SHARE (US CENTS)

17%
RETURN ON CAPITAL INVESTED

SALES REVENUE [4]


(US$ MILLION)
Recall
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
3,522
3,869
4,359
4,019
4,147
-16%
-38%
-38%
-8%
-17%
-37%
-38%
-8%
-17%
-36%
-38%
-9%
-17%
-39%
-36%
-8%
-18%
-37%
-36%
-9%
2006
2007
2008
2009
2010

OPERATING PROFIT [3,4]


(US$ MILLION)
Recall
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
777
932
1,067
669
761
-9%
-42%
-39%
-10%
-9%
-45%
-36%
-10%
-12%
-42%
-37%
-9%
-14%
-34%
-43%
-9%
-16%
-31%
-43%
-10%
2006
2007
2008
2009
2010

CASH FLOW FROM OPERATIONS [3,4]


(US$ MILLION)
Recall
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
752
867
847
756
913
-11%
-40%
-41%
-8%
-10%
-37%
-42%
-11%
-15%
-43%
-35%
-7%
-14%
-35%
-49%
-2%
-14%
-31%
-45%
-10%
2006
2007
2008
2009
2010

BASIC EARNINGS PER SHARE [4]


(US CENTS)
21.5
28.0
45.9
31.3
31.5
2006
2007
2008
2009
2010

[3] Excludes unallocated Brambles Headquarters costs.
[4] Continuing operations.

OUR strategic THEMES



During the 2010 financial year, Brambles took the opportunity to refine the key strategic themes for the business. These five priorities – customer satisfaction and quality, profitable growth, cost competitiveness, people and corporate social responsibility – form the basis for the company's detailed strategy development and are relevant to customers, employees and shareholders alike. The case studies on pages eight to 10 provide some examples of how these themes are represented in the work that we are doing today.



CUSTOMER SATISFACTION AND QUALITY

DELIGHT OUR CUSTOMERS EVERY DAY

The statement "all things begin with the customer" underpins every aspect of Brambles' business. Our priority is to exceed customers' expectations. This objective goes beyond customer satisfaction to monitoring customer loyalty and long-term value. During the 2010 financial year, Brambles appointed long-serving Executive Leadership Team member Kevin Shuba to the new role of Customer Development Officer, with direct responsibility for analysing and improving the customer experience to transform Brambles into a customer-centric organisation.



PROFITABLE GROWTH

BUILD A PROFITABLE AND SUSTAINABLE BUSINESS

- Both CHEP and Recall continue to expand with new and existing customers.
- Geographic expansion remains a large part of our growth story, as highlighted by CHEP's strong growth in regions such as Central and Eastern Europe (see CHEP Turkey case study on p. 9), China (see p. 9), India and Latin America.
- Providing innovative platforms and services to meet customer needs is another area of growth for CHEP, highlighted by its growing display pallet and reusable plastic container businesses (see p. 8 and p. 9).
- For Recall, the same objective of service innovation is driving profitable growth throughout the business (see case studies on p. 10).



OUR PEOPLE

DEVELOP OUR KEY COMPETITIVE ADVANTAGE

- Brambles continues to invest in attracting, motivating and retaining people.
- Brambles is a member of the CEDEP consortium. CEDEP is the European centre for management based on the campus of France's prestigious INSEAD business school. In the 2010 financial year, more than 80 Brambles senior managers participated in a CEDEP program focusing on leadership development and strategic thinking. Another 25 high-potential executives began a program targeted at the next generation of leaders.
- Brambles is committed to further developing its people. As part of this commitment, the company conducted its second full Brambles Engagement Survey in the 2010 financial year. Since the last full survey in 2006 and interim survey in 2008, engagement levels have improved throughout the group.

BRAMBLES



OUR SHARED values

1 All things begin with the customer.

2 We have a passion for success.

3 We are committed to safety, diversity, people and teamwork.



COST COMPETITIVENESS

ALWAYS THINK LOWEST COST FOR CUSTOMER

BRAMBLES' businesses strive to remove cost and eliminate waste. CHEP EMEA's work in network optimisation is a good example of how this works. Since 2003 the team, highly skilled in operational research, has been using advanced planning and optimisation software tools to ensure the region's service centre network is as efficient as it can be. Using inputs such as customer movements, current capacity and expected growth rates, these tools ensure the business has the right number of sites in the right places to optimise capacity utilisation, and maximise responsiveness to customers and sourcing efficiency. The system leverages the power of CHEP's network and reduces cost for customers. It contributed to some of the steps taken in the 2009 financial year to restructure CHEP EMEA and make the network more efficient. In the 2010 financial year, Brambles began to experience the benefit of this restructuring, which will contribute to the US$40 million of annual efficiencies that the group is on track to deliver from various initiatives by the end of the 2011 financial year.

CORPORATE SOCIAL RESPONSIBILITY BE A GOOD CORPORATE CITIZEN

Brambles has a particular focus on engaging with the community in the areas of environmental sustainability and education.

- Since 1998 CHEP has sponsored Intongela Primary School in the Valley of a Thousand Hills area of KwaZulu-Natal, South Africa. In association with the Natal Schools Project, CHEP's sponsorship has enabled the school to double its number of classrooms to eight and add a library, science laboratory and other facilities. The building of a further six classrooms is under way.
- In Australia, Brambles supports the High Resolves Initiative, a not-for-profit organisation that involves students aged 13 to 16 in real-life projects, to help develop their leadership skills.
- In India, Brambles is supporting a municipal school in Mumbai to help provide hygiene services, meals, safe drinking water and a library for students.
- Brambles employees personally donated more than US$21,000 to relief efforts for the devastating earthquake that hit Haiti in January 2010. In addition, CHEP and Recall contributed US$25,000. Brambles head office donated a further US$25,000 to the Red Cross, bringing total donations to the cause to $US71,000.

Further information about Brambles' initiatives in the areas of people and corporate social responsibility will be available in the company's 2010 Sustainability Report, which will be published prior to the 2010 annual general meeting.

Students at the Intongela Primary School


4
We believe in a culture of innovation.

5 **We always act with integrity and respect for the community and the environment.**



CHEP OVERVIEW

solutions

CHEP offers a broad range of pooling platforms and solutions around the world. These case studies provide some insight into the initiatives underway in the 2010 financial year.




TOYOTA

CHEP pallets in use at one of the Duda Fresh Farms refridgerated distribution warehouses located in Salinas, California.

DELIVERING THE BETTER EVERYDAY PROGRAM TO INCREASE QUALITY AND SERVICE STANDARDS IN CHEP USA

The Better Everyday program is a significant investment aimed at delivering a step change in customers' experience of CHEP USA's products and services. It began in October 2009, following extensive review and analysis, and has three main areas of focus: pallet repair quality, ease of doing business and increasing the size and responsiveness of our customer-facing team. Repair standards are already improving, with 100% of pallet issues now at a new specification that is higher than ever before. In the area of ease of doing business, 70% of CHEP USA customers now use the Portfolio+Plus online account management tool. Portfolio+Plus takes out time and complexity for customers by letting them centralise their CHEP account reconciliation. The roll-out of simplified invoicing in the 2011 financial year will further improve ease of doing business for CHEP customers. CHEP USA is also reorganising its sales structure to make sure salespeople spend as much time as possible with the customer. This investment, to meet changing customer requirements and market conditions since the rapid growth of the late 1990s and early 2000s, is paying off. Since the introduction of the program, CHEP USA has added volumes with major customers including lawn-care products group ScottsMiracle-Gro, and fresh produce producer, marketer and distributor Del Monte, which uses CHEP to transport bananas and melons from Costa Rica and Guatemala to the USA and Canada; while leading frozen food manufacturer Rich Products Corporation now uses CHEP at all its North American manufacturing locations.



INNOVATING WITH DISPLAY PALLETS AND BEVERAGE TRAYS

RETAILERS are under constant pressure to make shopping easier. That's why CHEP Australia's introduction and further development, in conjunction with retailer ALDI, of a plastic display pallet capable of integrating various display modules, has attracted such interest. Building on the success of CHEP's display pallets in Europe, the Australian display pallets allow retailers to take delivery of goods from manufacturers ready to roll on to the shopfloor – eliminating the in-store unloading and repacking that can lead to product damage, increased labour costs and packaging waste. Working with ALDI and soft-drink manufacturers, CHEP Australia developed a beverage tray to fit neatly on to the display pallets. The trays hold either 1.25-litre soft drink bottles or 2-litre juice bottles – benefitting smaller stores that often need to fit a variety of goods into one load or display. The plastic display pallets' size – at one third the size of a traditional wood pallet – also aids merchandising. CHEP Australia estimates this soft drinks display system will remove around 1,250 tonnes of cardboard waste in Australia in its first year of operation.



DRIVING GROWTH IN CHEP CHINA'S AUTOMOTIVE BUSINESS

CHINA recently overtook Japan as the world's biggest vehicle producer, building some 11 million light vehicles in 2009, according to JD Power & Associates. Efficiency is paramount to remaining competitive, especially when 100 or more suppliers can be involved in providing components for a single vehicle. Chinese automotive producers and their parts suppliers are increasingly involving CHEP in their operations. CHEP China now has 315 automotive customers, and expects this number to keep growing. The CHEP system is superior to using supplier-led systems for providing and managing the returnable packaging in which suppliers transport components to the facility. Supplier-led systems can be inefficient, can struggle to match supply to demand and can cause disputes between suppliers. CHEP now manages more than 250,000 automotive parts returnable packaging units on behalf of Chinese customers. It operates and manages the supply, provision and maintenance of returnable packaging units and works closely with clients to match availability to production forecasts. For these clients, costs are lower and efficiency is higher.

WHAT OUR CUSTOMERS SAY

"CHEP consistently provides us with high quality pallets and makes the job of managing those pallets very easy. Their commitment to delivering a constantly improving solution to our shipping platform needs allows us to concentrate on what we do best – grow, pack and ship produce."

Steve Bocchino
CORPORATE VICE PRESIDENT, A. DUDA & SONS

"The CHEP pallet is more durable than the alternatives, flows through the systems in our plants more efficiently and holds up better at our retail partners' stores. CHEP also delivers great value with its products and services, and provides an environmental solution that works well for us."

Mark West
VICE PRESIDENT OF OPERATIONS, GROWING MEDIA, SCOTTSMIRACLE-GRO

"CHEP has not only developed a more user friendly Portfolio+Plus application, but their high quality pallet strengthens our supply chain network and enables our organisation the ability to provide our customers with a more structurally sound platform."

Jeff Jankowski
REGIONAL DISTRIBUTION MANAGER, RICH PRODUCTS CORPORATION

"Del Monte Fresh Produce views the relationship with CHEP as an integral part of the strategic relationship we have with our customers, which are receiving a series of benefits from the pallet pooling system. We look forward to building on the supply chain performance and environmental sustainability successes we've had to date."

Paul Rice
SENIOR VICE PRESIDENT, NORTH AMERICA OPERATIONS, DEL MONTE FRESH PRODUCE COMPANY


PicknPay

HELPING PICK N PAY SAVE COSTS AND IMPROVE EFFICIENCY

Pick n Pay, a leading South African retailer with more than 800 outlets, has used the CHEP pallet pool for almost 30 years. However, until 2009, it had managed its own pool of non-collapsible returnable plastic crates (RPCs), issuing some 30 million to its fresh produce suppliers each year. When Pick n Pay invited tenders for the supply of a new generation of crate, CHEP carried out a detailed review of the retailer's equipment flows and was able to demonstrate significant cost and efficiency savings from switching to a CHEP-managed pool of collapsible crates. The folding crate allows for improved in-store space utilisation, while the CHEP solution reduces costs and crate losses for Pick n Pay and delivers improved availability and hygiene. Pick n Pay accepted CHEP's proposal and the transition to CHEP crates began in late 2009. By September 2010, CHEP will be issuing some 2.4 million RPCs a month for Pick n Pay, monitoring demand through an electronic data interchange link between CHEP's and Pick n Pay's SAP systems and managing crate inspection and washing facilities at Pick n Pay's four largest national distribution centres.


Unilever



CHEP'S GLOBAL FOOTPRINT WIDENS WITH TURKEY EXPANSION

As CHEP Europe, Middle East and Africa continues to expand into new geographies, Turkey – home to 73 million people and a growing consumer economy – presents a significant opportunity. Istanbul serves as the regional headquarters for CHEP's Central and Eastern European business – currently including Poland, Greece, Czech Republic, Slovakia, Slovenia and Hungary. The Turkey office was delighted to announce in June 2010 its first major contract to supply leading fast-moving consumer goods company Unilever an estimated 800,000 pallets a year to distribute a range of products to Turkish retailers. Already a customer in most of CHEP's markets worldwide, Unilever produces more than 400 brands of home, personal care and food products including Lipton tea, Dove beauty products and Omo detergent. Unilever had been using non-pooled white wood exchange pallets in Turkey but, as is often the case, couldn't get the quality or quantity of pallets it needed. Unilever Turkey Supply Chain Director Alpaslan Üzmez says: "Now we can concentrate solely on our distribution operations rather than being distracted and having to manage the sourcing and recovery of white wood pallets." CHEP Turkey is confident other leading FMCG manufacturers in Turkey will also decide to switch to using CHEP pooled pallets as a result of the cost savings and efficiency benefits available.



solutions

Recall continues to innovate in the area of information management delivery. These case studies provide a flavour of some of the initiatives in the 2010 financial year.





PROVIDING AN INNOVATIVE GLOBAL INVOICE SCANNING SOLUTION FOR ABB

ABB

With offices in some 100 countries and more than US$30 billion in annual revenue, global engineering group ABB needed a standardised process for handling the five million supplier invoices it receives each year. ABB's various offices had developed differing processes for digital scanning and the group wanted to consolidate these processes into a single solution. It also needed to be able to scan multiple languages and alphabets. Recall's team was able to deliver an innovative solution on time and within budget. Working with ABB, Recall's team designed a process through which scanned invoices are instantly transmitted to Recall's Global Centre of Excellence in Östersund, Sweden. The invoices go through integer character recognition (ICR) and optical character recognition (OCR) scanning to confirm key data components are extracted and uploaded into ABB's invoice processing system. Recall's solution directly supports ABB's regulatory compliance requirements. It virtually eliminates errors related to managing multiple alphabets, reduces invoice processing time and automatically rejects invoices that do not comply with ABB's requirements. "Recall has provided more than just a scanning service," says ABB Group Manager, Accounts Payable, Pether Jonsson. "It has helped us improve our business processes."

Bank of America Merrill Lynch

SYNCHRONISING QUALITY STANDARDS FOR BANK OF AMERICA MERRILL LYNCH

When Bank of America took over Merrill Lynch in 2008, it began a comprehensive document audit, reconciliation and integration process.

In line with its strategy of working with a single global supplier for information management, Bank of America asked Recall to manage Merrill Lynch UK's document holdings. Bank of America needed the acquired holdings to meet quality standards it applied to its own business, including the use of radio frequency identification (RFID) tagging, which has played a key role in its development of a world-class records management program. The project is taking place at Recall's London Mega Centre (LMC) at Hoddesdon just outside London. Built in 2008 in a modular manner to allow for rapid expansion, the LMC has capacity for several million cartons, optimises sustainable construction methods and materials, includes a sophisticated digitisation centre and utilises advanced safety and security technologies.


recall

Business unit results overview

CHEP SALES REVENUE (US$3,407.1 MILLION)

BY REGION


11%
45%
44%
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific

BY SERVICE LINE


4%
3%
5%
88%
Pallets
Reusable Plastic Containers
Automotive
Other

RECALL SALES REVENUE (US$739.7 MILLION)

BY REGION


3%
26%
45%
26%
Americas
Europe
Australia/
New Zealand
Rest of World

BY SERVICE LINE


10%
20%
70%
Document Management Solutions
Secure Destruction Services
Data Protection Solutions

CHEP Americas' sales revenue was US$1,533.6 million, down 1%, as continued growth in CHEP Canada, CHEP Latin America and LeanLogistics partially offset a decline in sales revenue in CHEP USA. CHEP Americas' operating profit was US$235.2 million, up 3%. Quality investments in CHEP USA totalled US$108.5 million, comprising US$37.0 million of investment under the USA pallet quality program and US$71.5 million of investment under the Better Everyday program. Direct costs rose, primarily as a result of a US$19.3 million increase in costs from storing, handling and transporting idle pallets in CHEP USA. The average number of idle pallets for the year was approximately 4 million.

CHEP Europe, Middle East and Africa's sales revenue was up 2% at US$1,482.6 million. In CHEP Europe, net new business wins offset a decline in pallet sales revenue in the UK and Spain and a slow rate of recovery in the automotive sector. CHEP Central and Eastern Europe delivered a 24% increase in sales revenue. CHEP Middle East and Africa increased sales revenue 28%. CHEP EMEA's operating profit was US$324.9 million, up 13%, reflecting the impact of facilities and operations rationalisation in the 2009 financial year. Cost efficiencies largely offset increased investment in the quality of the European pallet pool.

CHEP Asia-Pacific's sales revenue was US$390.9 million, up 21%, reflecting the strength of the Australian dollar and strong sales growth in China. Sales revenue from China was US$5.8 million higher. In CHEP Australia, there was continued expansion of the reusable plastic crate and display pallet businesses. Sales revenue from both the pallets and automotive container businesses increased in CHEP India and CHEP South East Asia. CHEP Asia-Pacific's operating profit was US$77.8 million, up 34%, reflecting the higher sales revenue. The benefits from facilities and operations rationalisation largely offset higher depreciation costs in Australia and China.

Recall's sales revenue was US$739.7 million, up 8%. Carton volume growth of 6% in Document Management Solutions (DMS) was partially offset by a decline in volumes in Secure Destruction Services (SDS). Sales revenue excluding SDS was up 10%. Recall's operating profit was up 28% to US$123.1 million, reflecting the higher sales revenue and efficiency improvements. Investments in information technology and marketing increased in the 2010 financial year.

CHECK OUT MORE AT www.brambles.com

Financial summary

FOR THE YEAR ENDED 30 JUNE 2010

	2010 US$M	2009 US$M	% CHANGE (ACTUAL FX)	% CHANGE (CONSTANT CURRENCY)
Sales revenue				
CHEP Americas	1,533.6	1,556.9	(1)%	(3)%
CHEP EMEA	1,482.6	1,452.6	2%	1%
CHEP Asia-Pacific	390.9	323.4	21%	3%
Total CHEP	**3,407.1**	**3,332.9**	**2%**	**(1)%**
Recall	739.7	685.7	8%	2%
Total sales revenue	**4,146.8**	**4,018.6**	**3%**	–
Operating profit				
CHEP Americas	235.2	229.0	3%	(1)%
CHEP EMEA	324.9	286.5	13%	11%
CHEP Asia-Pacific	77.8	57.9	34%	9%
Total CHEP	**637.9**	**573.4**	**11%**	**6%**
Recall	123.1	95.9	28%	19%
Brambles HQ	(36.5)	48.9		
Operating profit	**724.5**	**718.2**	**1%**	**(3)%**
Net finance costs	(109.6)	(120.9)	9%	11%
Profit before tax	**614.9**	**597.3**	**3%**	**(2)%**
Tax expense	(171.0)	(163.3)	(5)%	3%
Profit from continuing operations	**443.9**	**434.0**	**2%**	**(1)%**
Profit from discontinued operations	4.9	18.6		
Profit for the year	**448.8**	**452.6**	**(1)%**	**(5)%**

CASH FLOW

US$M	2010	2009	CHANGE
Underlying profit	733.4	900.6	(167.2)
Significant items within ordinary activities	–	(106.4)	106.4
Depreciation & amortisation	444.0	418.4	25.6
EBITDA	**1,177.4**	**1,212.6**	**(35.2)**
Capital expenditure	(496.5)	(683.8)	187.3
Proceeds from disposals	88.0	104.6	(16.6)
Working capital movement	14.7	25.8	(11.1)
Irrecoverable pooling equipment provision	111.2	97.8	13.4
Provisions / other	(12.5)	(34.6)	22.1
Cash flow from operations	**882.3**	**722.4**	**159.9**
Significant items outside ordinary activities	(52.1)	(49.9)	(2.2)
Cash flow from operations (including Significant items)	**830.2**	**672.5**	**157.7**
Financing costs and tax	(281.6)	(253.0)	(28.6)
Free cash flow	**548.6**	**419.5**	**129.1**
Dividends paid	(204.5)	(277.6)	73.1
Free cash flow after dividends	**344.1**	**141.9**	**202.2**

OTHER INFORMATION

US$M	2010	2009	CHANGE
Capital employed	3,391.9	3,572.7	(180.8)
Net debt	(1,759.3)	(2,143.4)	384.1
Equity	1,632.6	1,429.3	203.3

DIRECTORY

BRAMBLES LIMITED
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
T 61 (0) 2 9256 5222
F 61 (0) 2 9256 5299

GENERAL ENQUIRIES
E info@brambles.com

INVESTOR AND ANALYST ENQUIRIES
T 61 (0) 2 9256 5238
F 61 (0) 2 9256 5299
E investorrelations@brambles.com

2010 ANNUAL REPORT
The Annual Report is available by visiting our website **brambles.com** or you may elect to have a copy sent to you by emailing info@brambles.com.

SHARE REGISTRARS
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000, Australia
T 1300 883 073
(freecall within Australia)
T 61 (0) 2 8280 7143
(from outside Australia)
F 61 (0) 2 9287 0303
E registrars@linkmarketservices.com.au
W linkmarketservices.com.au









WWW.BRAMBLES.COM

Brambles is committed to achieving Zero Harm, which means zero injuries and zero environmental damage, and has used a FSC, Chain of Custody certified printer to produce this Shareholder Review.


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ZERØHARM

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



15 September 2010

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

2010 Notice of Annual General Meeting Mailing

Attached is the Notice of Meeting for Brambles Limited's 2010 Annual General Meeting, which will be held on Thursday, 18 November 2010 at The Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000, commencing at 2.00pm.

Also attached are the following documents which will be sent to ordinary shareholders:

- Shareholder voting form; and
- Shareholder question form.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{CW 00061341}



WE'RE BUILDING A STRONGER FOUNDATION

2010 NOTICE OF ANNUAL GENERAL MEETING

Brambles

BRAMBLES LIMITED 2010 NOTICE OF ANNUAL GENERAL MEETING

ABN 89 118 896 021

The Wesley Theatre
Wesley Conference Centre
220 Pitt Street
Sydney NSW 2000
on Thursday, 18 November 2010
at 2.00 pm (AEDT)

LETTER FROM THE CHAIRMAN

10 September 2010

Dear fellow Shareholder,

Brambles' performance for the 2010 financial year highlighted the Group's resilience in challenging conditions. Sales revenue was up 3% over the 2009 financial year, while free cash flow after dividends increased strongly. Our operating profit was up 1% and we continue to generate a strong return on capital.

Brambles' financial position is robust. We strengthened our funding position during the year by completing a US$750 million issue into the US 144A bond market and we have US$1.9 billion in committed undrawn credit facilities.

I have the pleasure of enclosing the Notice convening our 2010 Annual General Meeting, which will be held at The Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 on Thursday, 18 November 2010, commencing at 2.00 pm (AEDT). Shareholders who have elected not to receive hard copies of Brambles' Annual Report may view the 2010 Annual Report on Brambles' website at www.brambles.com/2010annualreport.

Most of the items of business in the Notice will be familiar to you, including the motion to adopt the Remuneration Report. The Board is also proposing five housekeeping amendments to Brambles' constitution. The most significant of these amendments relate to eligibility to be appointed a Director, to the Chief Executive Officer's term of office and the maximum number of Directors. Full details are set out in the Explanatory Notes to this Notice.

Also enclosed is a shareholder question form designed to give shareholders an opportunity to raise questions ahead of the Annual General Meeting, if they wish to do so. These questions may either be directed to Brambles or, if they relate to the content of the Auditors' Report or conduct of the audit, to Brambles' auditors PricewaterhouseCoopers. Any significant matter brought to our attention will be addressed at the meeting.

Shareholders who cannot attend the meeting in person have the choice of casting "direct votes" or of appointing a proxy to cast their votes. Please complete and mail the enclosed shareholder voting form in the reply paid envelope provided. Shareholders who wish to cast direct votes should complete Step 1a "VOTE DIRECTLY". Shareholders who wish to appoint a proxy and give that proxy voting directions should complete Step 1b "APPOINT A PROXY". Alternatively, you may register your proxy appointment or cast your direct vote using the share registry's website www.linkmarketservices.com.au or by fax.

Brambles' Directors believe that the proposals set out in the Notice and described in the Explanatory Notes are in the best interests of Brambles and its shareholders, and unanimously recommend that you vote in favour of the resolutions, as they intend to do in respect of their own beneficial holdings. If I or any of my fellow Directors are appointed as a proxy we will, of course, vote in accordance with any instruction given to us. If, however, we are given discretion as to how to vote, we will vote in favour of each of the items of business to be considered.

Shareholders are invited to join the Board for afternoon tea at the conclusion of the Annual General Meeting. If you plan to attend, please bring the enclosed shareholder voting form to facilitate your registration. I look forward to seeing as many of you as possible on the day.

Yours sincerely

GRAHAM KRAEHE AO
Chairman

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the 2010 Annual General Meeting of the shareholders of Brambles Limited will be held at The Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 on Thursday, 18 November 2010, commencing at 2.00 pm Australian Eastern Daylight Savings Time (AEDT) for the purpose of transacting the items of business set out below. Registration will open at 1.00 pm (AEDT).

In this Notice and Explanatory Notes, Brambles, or the Company, refers to Brambles Limited, and Group refers to Brambles Limited and the entities it controlled at the end of, or during, the year ended 30 June 2010.

ITEMS OF BUSINESS

Financial Statements

1. To consider and receive the Financial Report, Directors' Report and Auditors' Report for Brambles and the Group for the year ended 30 June 2010.

Shareholders will be asked to consider and, if thought fit, to pass the resolutions below. Resolutions 2 to 9 will be proposed as ordinary resolutions. Resolution 10 will be proposed as a special resolution.

Remuneration Report

2. "To adopt the Remuneration Report for Brambles and the Group for the year ended 30 June 2010."

Election of New Directors

The following Directors, having been appointed by the Board since the last Annual General Meeting and, being eligible, submit themselves for election as Directors of Brambles.

3. "That Mr Thomas Joseph Gorman be elected to the Board of Brambles."
4. "That Mr Gregory John Hayes be elected to the Board of Brambles."

Re-election of Director

The following Director is to retire by rotation and, being eligible, submits himself for re-election as a Director of Brambles.

5. "That Mr Christopher Luke Mayhew be re-elected to the Board of Brambles."

Share Plans

6. "That the participation by Mr Thomas Joseph Gorman until 18 November 2013 in the Brambles Limited MyShare Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."
7. "That the participation by Mr Gregory John Hayes until 18 November 2013 in the Brambles Limited MyShare Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."
8. "That the participation by Mr Thomas Joseph Gorman until 18 November 2013 in the Brambles Limited 2006 Performance Share Plan (as amended) in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."
9. "That the participation by Mr Gregory John Hayes until 18 November 2013 in the Brambles Limited 2006 Performance Share Plan (as amended) in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

Brambles will disregard any vote cast on resolutions 6 to 9 inclusive by:

- Mr Thomas Joseph Gorman;
- Mr Gregory John Hayes; and
- any other Director of the Company (except a Director who is ineligible to participate in any employee incentive scheme in relation to Brambles),

and by any of their associates.

However, Brambles will not disregard a vote: if it is cast by any such person as proxy for a shareholder who is entitled to vote, in accordance with the directions on the shareholder voting form; or by the Chairman of the meeting as proxy for a shareholder who is entitled to vote, in accordance with a direction on the shareholder voting form to vote as the proxy decides.

Amendments to the Constitution

10. "That the Brambles constitution be amended as outlined in the Explanatory Notes accompanying this Notice."

By order of the Board
Brambles Limited

Registered Office
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000

ROBERT GERRARD
Company Secretary

10 September 2010

EXPLANATORY NOTES

Explanatory Notes on the items of business to be considered at the meeting follow.

ITEM 1

Financial Statements

The law requires Directors to lay the Financial Report, Directors' Report and Auditors' Report for the last financial year before the Annual General Meeting (AGM) of shareholders. The 2010 Brambles Annual Report has been posted on the Brambles website at the website address referred to in the Chairman's letter.

Shareholders will be provided with a reasonable opportunity to ask questions about, or make comments on, the 2010 Annual Report or about the management of Brambles generally.

ITEM 2

Remuneration Report

Section 250R(2) of the Corporations Act 2001 (Cth) (the Act) requires a resolution that the Remuneration Report be adopted be put to the vote at a listed company's annual general meeting. The vote is advisory only and does not bind the Directors or Brambles.

The Remuneration Report, which forms part of the Directors' Report, is set out on pages 31 to 44 of the 2010 Annual Report, which has been posted on the Brambles website. The Remuneration Report sets out Brambles' remuneration policy and reports the remuneration arrangements in place for Executive Directors, Non-executive Directors and certain senior executives whose remuneration arrangements are required to be disclosed.

Shareholders will be provided with a reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

Noting that each Director has a personal interest in their own remuneration from Brambles, as described in the Remuneration Report, the Board unanimously recommends the adoption of the Remuneration Report.

ITEMS 3 TO 5

Election of New Directors and Re-election of Director

Under the Brambles constitution, the Directors may, at any time, appoint any person as a Director of Brambles. In accordance with the terms of its Charter, during the year, the Nominations Committee identified Tom Gorman and Greg Hayes as preferred candidates to become the Chief Executive Officer and Chief Financial Officer respectively of Brambles. The Board unanimously approved Tom's appointment as Chief Executive Officer with effect from 1 November 2009 and Greg's appointment as Chief Financial Officer with effect from 16 November 2009. The Board also unanimously approved the appointments of Tom and Greg as Executive Directors with effect from 1 December 2009. Under the Brambles constitution, they hold office until the end of the 2010 AGM. Tom Gorman and Greg Hayes are eligible for election and it is proposed that they be elected as Directors.

Luke Mayhew retires by rotation and offers himself for re-election. Prior to recommending Luke's re-election, the Board reviewed his performance as a Director of Brambles and unanimously recommended his proposed re-election. Luke is considered by the Board to be independent in character and judgement and free from any business or other relationship which could interfere, or appear to interfere, with the exercise of his objective, unfettered or independent judgement. Page 19 of the Annual Report contains further information on the independence of Directors.

Brief biographical details of each of the Directors standing for election or re-election are given overleaf.




(A) TOM GORMAN
CHIEF EXECUTIVE OFFICER

(B) GREG HAYES
CHIEF FINANCIAL OFFICER

(C) LUKE MAYHEW
NON-EXECUTIVE DIRECTOR

TOM GORMAN CHIEF EXECUTIVE OFFICER
(Age 50)
Chairman of the Executive Leadership Team
Joined Brambles as Group President, CHEP Europe, Middle East and Africa in March 2008 and became Chief Executive Officer in November 2009. Previously, Tom had a long career with the Ford Motor Company, and served as President, Ford Australia from March 2004 until January 2008. Before joining Ford, he worked for the Bank of Boston. Tom holds a Bachelor of Arts degree in Economics and International Relations from Tufts University and an MBA with distinction from Harvard Business School.

The Board unanimously recommends the election of Tom Gorman.

GREG HAYES CHIEF FINANCIAL OFFICER
(Age 52)
Member of the Executive Leadership Team
Joined Brambles as Chief Financial Officer in November 2009. Previously Greg was the Chief Executive Officer and Group Managing Director of Tenix Pty Limited and prior to that, Chief Financial Officer and later, Interim Chief Executive Officer of AGL. He has also held senior executive roles at Westfield Holdings Limited and Southcorp Limited. Greg holds a Master of Applied Finance degree from Macquarie University and a Graduate Diploma in Accounting and Bachelor degree in Arts from Flinders University. Greg is a member of the Institute of Chartered Accountants in Australia and has attended the Advanced Management Programme at Harvard Business School.

The Board unanimously recommends the election of Greg Hayes.

LUKE MAYHEW INDEPENDENT NON-EXECUTIVE DIRECTOR
(Age 57)
Chairman of the Remuneration Committee
Joined Brambles as a Non-executive Director in August 2005. Luke was a non-executive director of WH Smith plc until August 2010. He retired as Chairman of Pets at Home Group Limited in March 2010 after the business was sold to private equity. Luke was Managing Director of John Lewis, the UK's leading department store business, from 2000 to 2004 and Director of Research and Expansion at John Lewis Partnership plc, which also includes the Waitrose supermarket operation, from 1992 to 2000. He previously held senior positions at Thomas Cook and British Airways and was Chief Executive of Shandwick's European business. He has a Bachelor of Arts (Honours) degree from Oxford University and a Master of Economics degree from the University of London. Luke is the Chairman of the British Retail Consortium.

The Board unanimously recommends the re-election of Luke Mayhew.

ITEMS 6 AND 7

Participation of Directors in the Brambles Limited MyShare Plan

The Brambles Limited MyShare Plan (**MyShare Plan**) is a global employee contribution and matching plan. Under the MyShare Plan:

- Employees may acquire ordinary shares by way of deduction from their after tax pay at a price determined by the Board (**Acquired Shares**).
- Employees must hold Acquired Shares for a two year period.
- If they hold the Acquired Shares and remain employed at the end of that two year period, Brambles will match the number of Acquired Shares they hold by issuing or transferring to them the same number of shares which they held at the end of that period at no additional cost to the employee (**Matched Shares**).
- Employees may elect to reinvest the dividends payable on their Acquired Shares to purchase more shares in Brambles (**Dividend Shares**).
- The Board has discretion to set an annual limit on the annual value of Acquired Shares that participants may purchase up to a maximum of A$5,000. The Board has set this limit at A$5,000.
- The Board has discretion to determine the price at which Acquired Shares will be purchased. The Board has determined that Acquired Shares will be purchased on-market each month during a MyShare Plan year on the last trading day of each month.

The MyShare Plan was approved by Brambles' shareholders at its 2008 AGM.

ASX Listing Rule 10.14 provides that a listed company may only permit a director of a company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. Approval from shareholders is being sought in relation to the participation of Tom Gorman and Greg Hayes in the MyShare Plan for the period ending on the third anniversary of the date of the 2010 AGM, namely 18 November 2013.

ASX Listing Rule 10.15A requires the following specified information to be disclosed in relation to the securities that may be acquired by Tom Gorman and Greg Hayes under the MyShare Plan:

(a) The maximum number of securities that may be acquired by Tom Gorman and Greg Hayes, including the formula for determining the number of securities that may be acquired by them – the maximum number of securities each month will be determined by the following formula:

($5,000/12)/MP

where MP is the market price of Brambles shares acquired on the ASX on the last trading day of the relevant month during the applicable MyShare Plan year.

In a year, the maximum number of securities will be the aggregate of the Acquired Shares purchased each month under the above formula.

The following is a worked example of the application of this formula for a MyShare Plan year. It assumes that the relevant Executive Director contributes the maximum amount of A$5,000 for that year and that the market price (i.e. MP in the above formula) of Brambles shares on the last trading day of each month of that year is $5.94, being the closing price of those shares on 8 September 2010.

Monthly Contribution = A$5,000/12 = $416.67

Number of Acquired Shares for MyShare Plan year = S416.67/$5.94 x 12 = 841

The actual number of Acquired Shares which the Executive Director would acquire will depend on the actual market price of Brambles shares on the last trading day of each month of the relevant MyShare Plan year and so may be higher or lower than the amount in the above example.

(b) The price (including a statement whether the price will be, or be based on, the market price) or the formula for calculating the price for each security to be acquired under the MyShare Plan – see the formula set out in paragraph (a).

(c) The names of all directors and their associates who received securities under the MyShare Plan since the last approval, the number of the securities received and acquisition price for each security – Tom Gorman has acquired securities under the MyShare Plan as follows:

TYPE OF SECURITY	NUMBER OF SHARES OR RIGHTS	ACQUISITION PRICE (A$)
Acquired Shares	71	5.09
Acquired Shares	59	5.97
Acquired Shares	57	5.91
Acquired Shares	58	5.91
Acquired Shares	57	5.97
Acquired Shares	45	7.36
Acquired Shares	40	8.20
Dividend Shares	5	7.01
Acquired Shares	42	7.12
Acquired Shares	45	6.63
Acquired Shares	62	6.80
Acquired Shares	63	6.56
Acquired Shares	60	6.94
Acquired Shares	57	7.37
Dividend Shares	12	7.22
Acquired Shares	57	7.28
Acquired Shares	63	6.64
Acquired Shares	77	5.40
Acquired Shares	76	5.45
Acquired Shares	71	5.89
Matching Share Rights	1,060	Nil

Tom Gorman was a participant in the MyShare Plan before he became a Director of Brambles. No other current Directors of Brambles have participated in the MyShare Plan.

(d) The names of all directors and their associates entitled to participate in the MyShare Plan – Tom Gorman and Greg Hayes are the only Directors currently entitled to participate.

(e) A voting exclusion statement – see the main body of the Notice of AGM.

(f) The terms of any loan in relation to the acquisition of securities – not applicable.

(g) Details of any securities issued under the MyShare Plan will be published in each Annual Report of Brambles relating to a period in which securities have been issued, with a statement that approval for issue of the securities was obtained under ASX Listing Rule 10.14. Any additional Directors who become entitled to participate in the MyShare Plan after the approval of resolutions 6 and 7 may not participate until shareholder approval of their participation is obtained under ASX Listing Rule 10.14.

Noting the interests of Tom Gorman and Greg Hayes, their participation in the MyShare Plan, being consistent with the participation of other senior executives of Brambles in that plan, is unanimously recommended to shareholders by the independent Directors of the Board. If approved, securities under the MyShare Plan may only be issued to Tom Gorman and Greg Hayes until 18 November 2013.

ITEMS 8 AND 9

Participation of Directors in the Brambles Limited 2006 Performance Share Plan (as amended)

At the Extraordinary General Meeting of the Company held on 9 November 2006, shareholders approved the Brambles Limited 2006 Performance Share Plan (the Performance Share Plan) and the issue of awards, which are rights to the Company's shares (Awards), under the Plan. At the Annual General Meeting of the Company held on 25 November 2008, shareholders approved amendments to the Performance Share Plan and on 18 November 2009, the Board made a minor amendment to the Performance Share Plan, as set out on page 32 of the Remuneration Report, (the Amended Performance Share Plan). A copy of the Amended Performance Share Plan rules is available on the Brambles website.

ASX Listing Rule 10.14 provides that a listed company may only permit a director of a company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. Approval from shareholders is being sought in relation to the participation of Tom Gorman and Greg Hayes in the Amended Performance Share Plan for the period ending on the third anniversary of the date of the 2010 AGM, namely 18 November 2013.

Details of the service agreements between Brambles and Tom Gorman and between Brambles and Greg Hayes have been disclosed in the Remuneration Report on pages 31 to 44 of the 2010 Brambles Annual Report, which has been posted on the Brambles website. The number of Awards that will be granted to Tom Gorman and Greg Hayes each year under the terms of their respective service agreements will be a specified percentage of their respective total fixed remuneration or base salary for that year divided by the volume weighted average price for Brambles shares for the five trading days up to and including the effective day of grant (Formula). In 2010, the effective day of grant will be 25 November 2010.

The number of Awards to be granted to Tom Gorman and Greg Hayes will be determined in accordance with the Formula at the time of the relevant grant. Depending on the actual performance against annual targets, the face value of Awards made to Tom Gorman and Greg Hayes will be determined by reference to the numbers in the following table (expressed as a percentage of their total fixed remuneration or base salary):

PERFORMANCE AGAINST ANNUAL TARGETS	TYPE OF AWARDS[1]	T J GORMAN % OF TOTAL FIXED REMUNERATION	G J HAYES % OF BASE SALARY
Threshold	STI Award	24	30
	LTI Award	115	130
Target	STI Award	45	60
	LTI Award	115	130
Maximum	STI Award	67	90
	LTI Award	115	130

1 **STI Awards** are short term incentive Awards, which are subject to a time performance condition.

LTI Awards are long term incentive Awards, which are subject to a time performance condition and are measured half and half against the performance conditions set out below:

- half of the LTI Awards are measured on relative total shareholder return performance
- the other half of the LTI Awards are measured on a combination of sales revenue compound annual growth rate with a Brambles Added Value (BVA) hurdle. BVA represents the value generated by a business over and above the cost of capital used to generate that value, as advised by the Board for each financial year.

Approval is sought for the grant of Awards to Tom Gorman and Greg Hayes under the Amended Performance Share Plan in the manner described above for the period ending on the third anniversary of the date of the 2010 AGM, namely 18 November 2013.

ASX Listing Rule 10.15A requires the following specified information to be disclosed in relation to the Awards to be granted to Tom Gorman and Greg Hayes under the Amended Performance Share Plan:

(a) The maximum number of securities that may be acquired by Tom Gorman and Greg Hayes, including the formula for determining the number of securities that may be acquired by them – see the Formula set out above.

(b) The price (including a statement whether the price will be, or be based on, the market price) or the formula for calculating the price for each security to be acquired under the Amended Performance Share Plan – see the Formula set out above.

(c) The names of all directors and their associates who received securities under the Performance Share Plan since the last approval, the number of the securities received and acquisition price for each security – Tom Gorman and Greg Hayes have acquired securities under the Amended Performance Share Plan as follows:

DIRECTOR	TYPE OF AWARDS	NUMBER OF SHARE RIGHTS
T J Gorman	STI Award	311,168
T J Gorman	LTI Award	437,228
G J Hayes	STI Award	–
G J Hayes	LTI Award	405,870

Tom Gorman and Greg Hayes were participants in the Amended Performance Share Plan before they became Executive Directors of the Company. No other current Directors of Brambles have participated in the Amended Performance Share Plan.

No consideration was payable for any of the above Awards.

(d) The names of all directors and their associates entitled to participate in the Amended Performance Share Plan – Tom Gorman and Greg Hayes are the only Directors currently entitled to participate.

(e) A voting exclusion statement – see the main body of the Notice of AGM.

(f) The terms of any loan in relation to the acquisition of securities – not applicable.

(g) Details of any securities issued under the Amended Performance Share Plan will be published in each Annual Report of Brambles relating to a period in which securities have been issued, with a statement that approval for issue of the securities was obtained under ASX Listing Rule 10.14. Any additional Directors who become entitled to participate in the Amended Performance Share Plan after the approval of resolutions 8 and 9 may not participate until shareholder approval of their participation is obtained under ASX Listing Rule 10.14.

Noting the interests of Tom Gorman and Greg Hayes, their participation in the Amended Performance Share Plan, being consistent with the participation of other senior executives of Brambles in that plan, is unanimously recommended to shareholders by the independent Directors of the Board. If approved, Awards under the Amended Performance Share Plan may only be issued to Tom Gorman and Greg Hayes until 18 November 2013.

ITEM 10
Amendments to Constitution

Five amendments are proposed to Brambles' constitution, for approval by shareholders by special resolution. Three of these amendments would update the constitution in line with the corporate practice of many Australian listed companies in relation to eligibility to be appointed a Director, the Chief Executive Officer's term of office and the maximum number of Directors. There are also two minor amendments required to keep the constitution consistent with the ASX Listing Rules and with ASX Group name changes.

References to Articles below are to the numbering of the articles in both the current and proposed constitution. Other than the terms defined below, terms which are capitalised in the explanatory notes to this resolution are as defined in both the current and proposed constitution.

(A) Article 1 (Definitions)

The Australian Securities Exchange implemented a new structure on 1 August 2010, when it became the ASX Group. It is proposed to update two definitions in the constitution that make reference to past ASX Group company names.

THE PROPOSED AMENDMENTS ARE:

1. Delete the definition of **ASTC** and replace with the following:

   "**ASTC** means ASX Settlement Pty Ltd (ABN 49 008 504 532)."

2. Delete the definition of **ASX** and replace with the following:

   "**ASX** means ASX Limited (ACN 008 624 691) and includes any successor body."

(B) Article 69 (Appointment and removal)

Article 69(c) provides that unless and until otherwise decided by resolution passed in general meeting, the number of Directors shall not be more than 20. The Directors consider that having regard to Brambles' size and complexity, the Board can operate effectively with a maximum of 12 Directors, whilst retaining the appropriate mix of skills, experience, expertise and diversity. The ability to change this number by resolution passed at a general meeting will remain.

THE PROPOSED AMENDMENT IS:
In Article 69(c), delete "20" and replace it with "12".

(C) Article 70 (Eligibility and effectiveness of appointment)

It is proposed that the constitution be amended so that for a candidate (**Nominee**) to be eligible to be appointed as a Director (other than a candidate recommended by the Board), a notice of candidature (**Nomination**) must be given to the company at least 45 Business Days before the general meeting at which their appointment is to be considered.

Currently, a Nomination must be given to Brambles at least 35 Business Days before a general meeting convened by a Director and at least 30 Business Days before a general meeting that members have requisitioned Directors to call.

Given the lead times involved in the production, printing and mailing of a notice of meeting and required notice periods under the Act, an earlier deadline for lodgement of Nominations is desirable. ASX Listing Rule 14.3 allows a company to operate deadlines for lodgement of Nominations as provided for by that company's constitution.

Finally, as a new requirement, it is proposed that the Nomination must be signed by the Nominee and state the Nominee's consent to be appointed as a Director. This is consistent with Section 201D of the Act, which provides that a company contravenes the Act if a person does not give the company a signed consent to act as a director of the company before being appointed. The new requirement for a signed Nomination, stating the Nominee's consent to be appointed as a Director, would allow Brambles to obtain that consent before including a resolution to appoint a Nominee as a Director in a notice of general meeting.

THE PROPOSED AMENDMENT IS:
Delete Article 70(b) and replace with the following:

"70(b) a notice of the person's candidature:

(i) signed by that person and specifying that he or she consents to being appointed as a Director; and

(ii) if that person is not a member of the company, signed by a member of the company,

is given to the company at least 45 Business Days before the general meeting at which it is to be considered."

(D) Article 1 (Definitions), Article 69 (Appointment and removal), Article 72 (Appointment of executive directors) and Article 73 (Retirement)

It is proposed that the constitution be amended so that the Chief Executive Officer is no longer required to periodically retire and seek re-election as a Director. The requirement for the Chief Executive Officer to retire and seek re-election originated from the UK corporate governance practices which were applicable to Brambles during the period in which it had a dual listing on the Australian Securities Exchange and the London Stock Exchange.

EXPLANATORY NOTES CONTINUED

The proposed amendments are consistent with ASX Listing Rule 14.4, which is reproduced below:

"A director of an entity must not hold office (without re-election) past the third annual general meeting following the director's appointment or 3 years, whichever is longer. However, a director appointed to fill a casual vacancy or as an addition to the board must not hold office (without re-election) past the next annual general meeting of the entity. This rule does not apply to the managing director (but if there is more than one managing director, only one is entitled not to be subject to re-election)."

If the proposed amendments below are approved by shareholders, the Board will determine that the Chief Executive Officer's role is equivalent to the office of managing director, and hence, that the Chief Executive Officer is exempt from the requirement to periodically retire and seek re-election.

THE PROPOSED AMENDMENTS ARE:

1. Insert new definition in Article 1:

   "**Managing Director** means a person appointed as a managing director under Article 72."

2. Delete Article 69(b) and replace with the following:

   "69(b) Subject to the Act, the Directors may at any time appoint any person as a Director. Except for the Managing Director, any person appointed under this Article 69(b) shall hold office until the end of the next following annual general meeting and shall be eligible for election at that meeting without needing to give any prior notice."

3. Delete Article 72 and replace with the following:

   "72(a) Subject to the Act, the Directors may appoint one or more of their body to the office of Managing Director or other executive office or employment with the company for such term (subject to the Act) and on any other conditions the Directors think fit. The Directors may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract or otherwise.

   (b) The Managing Director may be referred to as the chief executive officer or by any title the Directors decide on."

4. Insert new Article 73(f):

   "73(f) The Managing Director is exempt from the requirements of paragraphs (a) and (b)."

(E) Article 74 (Remuneration)

It is proposed that the constitution be amended so that the maximum aggregate sum that may be paid to non-Executive Directors of Brambles under Article 74(b) (**Fee Pool**) is stated to be inclusive, rather than exclusive, of superannuation contributions.

On 1 June 2010, ASX Listing Rule 10.17 was amended to clarify that in calculating the total amount of directors' fees payable for the purpose of that rule, superannuation contributions made by a listed entity for the benefit of non-executive directors, and fees that a non-executive director agrees to sacrifice on a pre-tax basis, are included.

The Fee Pool is currently US$2,300,000. Article 74(c)(ii) currently states that the Fee Pool is exclusive of any benefits which the company provides to Directors in satisfaction of legislative schemes (including benefits provided under superannuation guarantee or similar schemes). The proposed amendment will remedy this inconsistency between the constitution and ASX Listing Rule 10.17. Brambles notes that the total remuneration for non-Executive Directors for the financial year ended 30 June 2010, inclusive of superannuation contributions, was US$1,410,489.

THE PROPOSED AMENDMENT IS:

In Article 74(c)(ii), delete "exclusive" and replace it with "inclusive".

A marked up copy of Brambles' constitution showing the proposed changes is available on the Brambles website. Copies are also available for inspection until the close of the AGM at the Company's registered office: Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000 and at The Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 from 15 minutes before the commencement of the AGM and during that meeting.

The amendments will be proposed as a special resolution, which must be passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

The Directors unanimously recommend that Brambles shareholders vote in favour of the amendments to the constitution.

HOW TO VOTE

Ordinary shareholders can vote in one of five ways:

- by attending the meeting and voting either in person or by attorney or, in the case of corporate shareholders, by corporate representative;
- by lodging a direct vote, using the shareholder voting form enclosed with this Notice;
- by lodging a direct vote electronically;
- by appointing a proxy to attend and vote on their behalf, using the shareholder voting form enclosed with this Notice; or
- by lodging a proxy vote electronically.

Voting in person – individuals and corporate representatives
Shareholders who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their shareholding may be checked against the share register and attendance noted. Shareholders attending in person must register their attendance upon arrival.

Where more than one joint shareholder votes, the vote of the shareholder whose name appears first in Brambles' share register shall be accepted to the exclusion of the others.

To vote in person at the meeting, a company which is a shareholder may appoint an individual to act as its representative. The representative should bring to the meeting a letter or certificate evidencing their appointment. A form of certificate may be obtained from Brambles' share registry at www.linkmarketservices.com.au/public/forms/general.html or from the address below.

Direct voting – using the shareholder voting form or electronically
The Directors have established an online and postal voting system which gives shareholders the choice of casting "direct votes" in advance of the AGM, as an alternative to appointing a proxy to cast their votes.

If a shareholder is entitled to cast two or more votes at the meeting, the shareholder may specify the proportion or number of direct votes that they wish to cast "For", "Against" or specify that they will "Abstain" from voting on an item. Fractions of votes will be disregarded.

To lodge direct votes, a shareholder should follow the instructions and notes on the shareholder voting form enclosed with this Notice or lodge direct votes electronically. If a shareholder specifies that they will "Abstain" from voting on an item, the shares that are the subject of the direct vote will not be counted in calculating the required majority. The Brambles Limited Rules for Direct Voting at General Meetings are available at www.brambles.com in the "Investors and Media", "Shareholder Meetings", "AGM Downloads" section.

For direct votes to be effective, the shareholder voting form must be completed and received by 2.00 pm (AEDT) on Tuesday, 16 November 2010 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting:

- at Brambles' share registry, by hand to Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 or by using the enclosed reply paid pre-addressed envelope;
- at the facsimile number +61 (0)2 9287 0309; or
- at Brambles' registered office, at Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000.

Alternatively, you can lodge your direct votes online by visiting Brambles' share registry's website at www.linkmarketservices.com.au, going to the online voting page and following the prompts and instructions on the website. To use the online lodgements facility, shareholders will need their Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

For direct votes to be effective, you will need to complete the online lodgement by 2.00 pm (AEDT) on Tuesday, 16 November 2010 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting. Shareholder voting forms received after this time will be invalid.

Voting by proxy – using the shareholder voting form or electronically

Shareholders are entitled to appoint a proxy to attend and vote on their behalf. If a shareholder is entitled to cast two or more votes at the meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half of the shareholder's votes. Fractions of votes will be disregarded. If a member appoints two proxies, neither proxy is entitled to vote on a show of hands.

A proxy need not be a shareholder.

To appoint a proxy, a shareholder should follow the instructions and notes on the shareholder voting form enclosed with this Notice or lodge a proxy appointment electronically. Shareholders are encouraged to consider how they wish to direct their proxies to vote. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as they think fit. Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on that resolution as they think fit. If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder's behalf, and on a poll, the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

For the appointment of a proxy to be effective, the shareholder voting form must be completed and received by 2.00 pm (AEDT) on Tuesday, 16 November 2010 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting:

- at Brambles' share registry, by hand to Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 or by using the enclosed reply paid pre-addressed envelope;
- at the facsimile number +61 (0)2 9287 0309; or
- at Brambles' registered office, at Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000.

Alternatively, you can lodge your proxy online by visiting Brambles' share registry's website at www.linkmarketservices.com.au, going to the online voting page and following the prompts and instructions on the website. To use the online lodgements facility, shareholders will need their Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

For the appointment of your proxy to be effective, you will need to complete the online lodgement by 2.00 pm (AEDT) on Tuesday, 16 November 2010 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting. Shareholder voting forms received after this time will be invalid.

The online proxy facility is not suitable for shareholders wishing to appoint two proxies.

Using powers of attorney

If a shareholder has appointed one or more attorneys to attend and vote at the meeting, or if the shareholder voting form is signed by one or more attorneys, the power of attorney (or a certified copy of the power of attorney) must be received by Brambles' share registry at the address or facsimile number on this page or at Brambles' registered office at the address on this page by no later than 2.00 pm (AEDT) on Tuesday, 16 November 2010 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting, unless the power of attorney has been previously lodged for notation with Brambles' share registry. The attorney(s) must declare that a notice of revocation of appointment has not been received.

Revocations of proxies

Any revocations of proxies (including online proxies) or powers of attorney must be received by Brambles' share registry at the address or facsimile number on this page or at Brambles' registered office at the address on this page before the commencement of the meeting, or at the registration desk for the 2010 AGM at the Wesley Conference Centre from 1.00 pm (AEDT) on the day of the meeting until the commencement of the meeting.

Shareholders who are entitled to vote

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the holders of Brambles ordinary shares for the purposes of the meeting will be those registered holders of Brambles ordinary shares at 7.00 pm (AEDT) on Tuesday, 16 November 2010.

DIRECTIONS TO THE ANNUAL GENERAL MEETING

The Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 on 18 November 2010 at 2.00 pm (AEDT).

Wesley Conference Centre is centrally located in Sydney, within easy walking distance of Town Hall, St James or Museum Stations.

If you have any questions about the location of the AGM please call Brambles Limited on +61 (0)2 9256 5222 (during business hours).


King St
King St
Theatre Royal
Sussex St
Kent St
Clarence St
York St
George St
Pitt St Mall
Castlereagh St
Sydney Centre Point Tower
St James Station
Market St
Market St
220 PITT STREET
The Wesley Theatre, Wesley Conference Centre
State Theatre
Wesley Theatre
Sussex St
Kent St
Clarence St
York St
George St
Pitt St
Castlereagh St
Elizabeth St
Druitt St
76
Park St
Hyde Park
Museum Station
76
40
Crowne Plaza Darling Harbour
Town Hall Station
George St
Bathurst St

UNSOLICITED OFFERS TO PURCHASE YOUR SHARES

Certain companies who legally acquire a copy of Brambles' share register may contact shareholders offering to buy their shares. The price at which these offers are made is often well below the market value of the shares at the time the offer is made. Alternatively, the offer price may be at or slightly above the market value but is payable by small instalments over many years.

The Brambles Board does not endorse any unsolicited offer to Brambles shareholders to purchase their shares. Further, you do not have to accept any such offer. If you receive an unexpected and unsolicited offer, Brambles urges you to:

- read the offer documentation carefully;
- compare the offer price with the latest market value of Brambles ordinary shares, which is available at www.brambles.com or from the Australian Securities Exchange at www.asx.com.au, code BXB; and
- seek independent financial advice before making any decision to accept any offer.

Insight Creative Limited Auckland Wellington Sydney BRAM024

BRAMBLES LIMITED
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
T 61 (0) 2 9256 5222
F 61 (0) 2 9256 5299

recall™



CHEP®



WWW.BRAMBLES.COM

Brambles is committed to achieving Zero Harm, which means zero injuries and zero environmental damage, and has used a PEFC Chain of Custody accredited printer to produce this Notice of Meeting.



ZERØHARM

Brambles

Brambles Limited
ABN 89 118 896 021

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

LODGE YOUR VOTE

ONLINE www.linkmarketservices.com.au

By mail:
Brambles Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia

By fax: +61 2 9287 0309

All enquiries to: Telephone: 1300 883 073 **Overseas:** +61 2 8280 7143



X99999999999

SHAREHOLDER VOTING FORM

PLEASE MARK EITHER STEP 1a OR STEP 1b
I/We being a member(s) of Brambles Limited ("Brambles") and entitled to attend and vote hereby:

STEP 1a VOTE DIRECTLY

☐ elect to lodge my/our **vote(s) directly (mark box)**

in relation to the Annual General Meeting of Brambles to be held at 2:00pm AEDT on Thursday, 18 November 2010, and at any adjournment of the meeting.

You must mark either "for", "against" or "abstain" on each item for a valid direct vote to be recorded.

OR

STEP 1b APPOINT A PROXY

appoint the **Chairman of the meeting (mark box)** ☐ **OR** (Write below the name of the person/body corporate you are appointing if this person **is someone other than** the Chairman of the meeting.)

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the meeting, as my/our proxy to act generally on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Brambles to be held at 2:00pm AEDT on Thursday, 18 November 2010, at The Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 and at any adjournment of that meeting. The Chairman of the meeting intends to vote undirected proxies in favour of all items of business.

Voting instructions will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

Please read the explanatory notes overleaf before marking any boxes with an X

STEP 2 VOTING INSTRUCTIONS

Resolutions	For	Against	Abstain*
2 To adopt the Remuneration Report	☐	☐	☐
3 To elect Mr Thomas Joseph Gorman to the Board of Brambles	☐	☐	☐
4 To elect Mr Gregory John Hayes to the Board of Brambles	☐	☐	☐
5 To re-elect Mr Christopher Luke Mayhew to the Board of Brambles	☐	☐	☐
6 To approve participation by Mr Thomas Joseph Gorman in the MyShare Plan	☐	☐	☐
7 To approve participation by Mr Gregory John Hayes in the MyShare Plan	☐	☐	☐
8 To approve participation by Mr Thomas Joseph Gorman in the 2006 Performance Share Plan	☐	☐	☐
9 To approve participation by Mr Gregory John Hayes in the 2006 Performance Share Plan	☐	☐	☐
10 Amendments to the constitution	☐	☐	☐

* If you mark the Abstain box for a particular Item, your votes will not be counted in computing the required majority on a poll. If you complete Step 1b and mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll.

STEP 3 SIGNATURE OF SHAREHOLDERS - THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

Please refer overleaf for signing instructions. If this form is being signed under power of attorney, by signing this form I/we declare that I/we have not received any notice of revocation of appointment.

HOW TO COMPLETE THIS SHAREHOLDER VOTING FORM

Your Name and Address

This is your name and address as it appears on Brambles' share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker (in which case the reference number overleaf will commence with an 'X') should advise their broker of any changes. **Please note you cannot change ownership of your shares using this form.**

Voting under Step 1a - Vote Directly

If you wish to cast a direct vote, mark the box in Step 1a. In order to cast a valid direct vote, you must provide voting instructions by placing a mark in one of the three boxes opposite each item of business in Step 2. All your shares will be voted in accordance with such instructions unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you mark more than one box on an item, your vote will be invalid, unless the marks are a percentage or number of shares. If you attempt to vote in excess of your shareholding on the share register, your vote will be invalid.

If you complete both Step 1a and Step 1b, this form will be deemed to be an appointment of a proxy. If you complete Step 2, but do not specify whether you wish to cast a direct vote or appoint a proxy by completing either Step 1a or Step 1b, this form will be deemed to be an appointment of a proxy.

The Chairman's decision as to whether a direct vote is valid is conclusive.

Voting under Step 1b - Appoint a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1b. If the person/body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person in Step 1b. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of Brambles.

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid, unless the marks are a percentage or a number of shares. If you attempt to vote in excess of your shareholding on the share register, your vote will be invalid.

Appointment of a Second Proxy

If you are entitled to cast two or more votes at the meeting, you may appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Shareholder Voting Form may be obtained by telephoning Brambles' share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Shareholder Voting Form and the second Shareholder Voting Form state the percentage of your voting rights or number of shares applicable to that form (together being no more than 100% of your total shareholding). If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(b) return both forms together.

Voting by Joint Shareholders

Where more than one joint shareholder votes, the vote of the shareholder whose name appears first in Brambles' share register will be accepted to the exclusion of the others.

Signing Instructions

You must sign this form as follows in the spaces provided in Step 3:

Individual: where the holding is in one name, the shareholder must sign.

Joint Holding: where the holding is in more than one name, either shareholder may sign.

Power of Attorney: to sign under power of attorney, you must have already lodged the power of attorney with Brambles' share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

Any alterations to this form should be initialled by the person(s) who signed it.

Corporate Representatives

If a representative of a corporate shareholder is to attend the meeting, the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from Brambles' share registry at www.linkmarketservices.com.au/public/forms/general.html or from the address below.

Lodgement of this Shareholder Voting Form

This Shareholder Voting Form (and any power of attorney under which it is signed) must be received at an address given below, or an online lodgement must be completed, by 2:00pm AEDT on Tuesday, 16 November 2010. Any Shareholder Voting Form received after that time will not be valid for the scheduled meeting.

Shareholder Voting Forms may be lodged using the reply paid envelope (please affix a stamp if using the reply paid envelope outside of Australia) or:



by mail:

Brambles Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Australia



by fax:

+61 2 9287 0309



by hand:

delivering it to Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000.

Alternatively you can vote online:

ONLINE **www.linkmarketservices.com.au**

Go to www.linkmarketservices.com.au and follow the prompts and instructions on the website. To use the online lodgements facility to cast a direct vote or to appoint a proxy, you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), which is shown on the top right hand corner overleaf.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a shareholder (including your name, address and details of the shares you hold) to be included in the public register of the entity in which you hold shares. Information is collected to administer your shareholding and if some or all of the information is not collected then it might not be possible to administer your shareholding. Your personal information may be disclosed to the entity in which you hold shares. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).



Brambles Limited
ABN 89 118 896 021

All Registry communications to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1300 883 073
From outside Australia: +61 2 8280 7143
Facsimile: +61 2 9287 0309
ASX Code: BXB
Website: www.linkmarketservices.com.au

QUESTIONS FROM SHAREHOLDERS

The Annual General Meeting (AGM) of Brambles Limited will be held on Thursday, 18 November 2010 at 2.00pm AEDT in Sydney. Shareholders are invited to register questions for the Chairman in advance if they prefer to do so, or if they are unable to attend the meeting.

Shareholders may also submit written questions to the auditor in relation to:

- The content of the auditors' report to be considered at the AGM; or
- The conduct of the audit of the financial report to be considered at the AGM.

Responses will be given to as many of the frequently asked questions as possible at the meeting. A webcast of the meeting will be available on www.brambles.com. Please note that it will not be possible to send individual responses.

Please register your questions by:

- Completing and returning this form in the reply-paid envelope provided;
- Completing and faxing this form to +61 2 9287 0309; or
- Emailing them to Brambles at shareholderquestions@brambles.com

Please note that all shareholder questions must be received by 5.00pm AEDT on Thursday, 11 November 2010.

QUESTIONS

1. Question is for ☐ Chairman, or ☐ Auditor

____

____

____

2. Question is for ☐ Chairman, or ☐ Auditor

____

____

____

3. Question is for ☐ Chairman, or ☐ Auditor

____

____

____

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 September 2010

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles 2010 Annual Report

Attached is the Brambles Limited Annual Report to shareholders for the year ended 30 June 2010. This document will be sent to shareholders by 1 October 2010.

The attached document is being treated as having been lodged with the Australian Securities & Investments Commission.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary



WE'RE BUILDING A STRONGER FOUNDATION

ANNUAL REPORT 2010

Brambles

WE'RE BUILDING A STRONGER FOUNDATION

CONTENTS

Brambles Limited
ABN 89 118 896 021

LETTER FROM THE CHAIRMAN AND THE CEO



Brambles' performance for the 2010 financial year highlighted the Group's resilience in challenging conditions. Sales revenue was up 3% over the 2009 financial year, while free cash flow after dividends increased strongly. Our operating profit was up 1% and we continue to generate a strong return on capital.

It has been a year of leadership transition for Brambles. In October 2009, the Board appointed Tom Gorman as CEO after the retirement of Mike Ihlein. The Company has reorganised its leadership team to drive development of profitable growth opportunities and shareholder returns in the years to come. Our two primary businesses, CHEP and Recall, provide a solid foundation on which we can build as they have strong customer bases, market positions, competitive strengths and growth prospects.

Brambles' financial position is robust. We strengthened our funding position during the year by completing a US$750 million issue into the US 144A bond market and we have US$1.9 billion in committed undrawn credit facilities.

Brambles' net new business wins for the 2010 financial year were US$53 million as we continued to expand our existing businesses and enter into new sectors and geographies. CHEP's expansion in regions such as China, India, Central and Eastern Europe and Latin America was a highlight, as was the consistent growth in the Document Management Solutions service line that underpinned Recall's strong sales revenue increase.

In October 2009, we announced the Better Everyday program in CHEP USA. This program is now well underway. The program represents a significant upgrade in quality and service in the CHEP USA business. It is generating positive feedback from customers and net new business wins since it began. The program deals with three key areas for CHEP USA: building on our previous initiatives to improve pallet quality; making it easier for customers to do business with us; and realigning our sales and marketing organisation.

DIVIDEND

The Board has declared a final dividend of 12.5 Australian cents per share, 20% franked and payable on 14 October 2010 to shareholders on the Company's register on 22 September 2010. This took the total dividend for the 2010 financial year to 25 Australian cents per share, compared with 30 Australian cents per share for the 2009 financial year, when there was a higher interim dividend prior to the onset of the global economic downturn. The Board has retained the Dividend Reinvestment Plan for the 2010 final dividend.

BOARD AND CORPORATE GOVERNANCE

In November 2009, John Mullen joined the Board as a Non-executive Director. John brings significant international logistics and business experience from 15 years at DHL Express, including five years as CEO. Our thanks go to David Gosnell, who retired from the Board in March 2010 after four years as a Non-executive Director to concentrate on his executive role at UK-based premium drinks company Diageo plc.

The Board reviews best practice in corporate governance on an ongoing basis. Please refer to the Corporate Governance Statement on pages 18 to 30 for more details. In line with its commitment to sustainable business practices, Brambles will publish its 2010 Sustainability Report on its website before the 2010 Annual General Meeting.

SAFETY

Brambles' safety performance continued to improve during the 2010 financial year. The 12-month rolling Brambles Injury Frequency Rate (a combined measure of lost-time injuries, modified duties and medical treatments) was 21.9 per million man hours at 30 June 2010. This was an improvement of 5% from 30 June 2009. There were no fatalities in the period. The Group remains committed to its goal of Zero Harm and has developed a new three-year strategy focused on further improving our overall safety performance.

OUTLOOK

We have considerable opportunities to grow our business and anticipate an increase in both sales revenue and profit as economic growth returns in our key markets.

GRAHAM KRAEHE AO
Chairman

TOM GORMAN
Chief Executive Officer

PERFORMANCE SUMMARY

- Resilient sales revenue performance across all regions amid ongoing challenging economic conditions.
- Strong cash flow reflects disciplined capital controls and the underlying strength of our CHEP and Recall businesses.
- Robust balance sheet position and responsible financial management.
- Net new business wins[1] of US$53 million, reflecting strong performance of established and emerging businesses.
- Better Everyday program launched in CHEP USA, delivering improved service and quality standards.



SALES REVENUE BY BUSINESS UNIT


9%
18%
36%
37%
CHEP Asia-Pacific US$391M
CHEP Americas US$1,534M
Recall US$740M
CHEP EMEA US$1,483M

	2010 US$M	2009 US$M	% CHANGE (ACTUAL EXCHANGE RATES)	% CHANGE (CONSTANT CURRENCY[2])
Continuing operations				
Sales revenue	**4,146.8**	4,018.6	3%	–
Operating profit	**724.5**	718.2	1%	(3)%
Profit from continuing operations	**443.9**	434.0	2%	(1)%
Profit from discontinued operations	**4.9**	18.6		
Profit for the year	**448.8**	452.6	(1)%	(5)%
Earnings per share (EPS) (US cents)				
Basic EPS from continuing operations	**31.5**	31.3	1%	(3)%
Basic EPS	**31.8**	32.6	(2)%	(6)%
Cash flow and balance sheet				
Cash flow from operations	**882.3**	722.4		
Free cash flow after dividends	**344.1**	141.9		
Net debt	**1,759.3**	2,143.4		
Net debt/EBITDA (times)	**1.5**	1.8		
EBITDA/net finance costs (times)	**10.7**	10.0		
Gearing (net debt/(net debt plus equity))	**51.9%**	60.0%		
Brambles Value Added (at fixed exchange rates)	**215.4**	297.4		
Total dividend (Australian cents per share)	**25.0**	30.0		

1 Brambles defines net new business wins as the change in sales revenue in the period resulting from business won or lost in that period and the previous 12 months. Net new business is calculated on a constant currency basis.

2 Brambles calculates constant currency by translating results into US dollars at the exchange rates applicable during the prior corresponding period.

25.0c
TOTAL DIVIDEND
(AUSTRALIAN CENTS)

$4,146.8M
SALES REVENUE
(US$)

$882.3M
CASH FLOW FROM OPERATIONS
(US$)

$724.5M
OPERATING PROFIT
(US$)

31.8c
EARNINGS PER SHARE
(US CENTS)

17%
RETURN ON CAPITAL INVESTED

SALES REVENUE [4]


(US$ MILLION)
Recall
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
3,522
3,869
4,359
4,019
4,147
−16%
−38%
−38%
−8%
−17%
−37%
−38%
−8%
−17%
−36%
−38%
−9%
−17%
−39%
−36%
−8%
−18%
−37%
−36%
−9%
2006
2007
2008
2009
2010

OPERATING PROFIT [3,4]


(US$ MILLION)
Recall
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
777
932
1,067
669
761
−9%
−42%
−39%
−10%
−9%
−45%
−36%
−10%
−12%
−42%
−37%
−9%
−14%
−34%
−43%
−9%
−16%
−31%
−43%
−10%
2006
2007
2008
2009
2010

CASH FLOW FROM OPERATIONS [3,4]


(US$ MILLION)
Recall
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
752
867
847
756
913
−11%
−40%
−41%
−8%
−10%
−37%
−42%
−11%
−15%
−43%
−35%
−7%
−14%
−35%
−49%
−2%
−14%
−31%
−45%
−10%
2006
2007
2008
2009
2010

BASIC EARNINGS PER SHARE [4]


(US CENTS)
21.5
28.0
45.9
31.3
31.5
2006
2007
2008
2009
2010

3 Excludes unallocated Brambles Headquarters costs.
4 Continuing operations.

OPERATIONAL AND FINANCIAL REVIEW

GROUP OVERVIEW

Brambles reported sales revenue of US$4,146.8 million for the financial year ended 30 June 2010, up 3% on the prior corresponding period. Operating profit before finance costs and tax was US$724.5 million, up 1%. Profit after tax from continuing operations was US$443.9 million, up 2%.

Cash flow was strong, reflecting tight financial controls and a reduction in capital expenditure. Cash flow from continuing operations increased US$159.9 million to US$882.3 million. Free cash flow after dividends increased US$202.2 million to US$344.1 million.

The result, in particular the strong cash flow performance and robust balance sheet, highlighted Brambles' stability and resilience during a period of continued challenging economic conditions. The Group is focused on driving the next phase of growth.

Growth in sales revenue in the 2010 financial year of 3% was driven by CHEP Europe, Middle East and Africa (EMEA), CHEP Asia-Pacific and Recall, which offset the impact on the Group's financial results of a decline in sales revenue in CHEP Americas. Brambles delivered a 6% increase in second-half sales revenue compared with the same period in the 2009 financial year as established and developing regions generated new business, balancing subdued underlying conditions in some regions.

Developing CHEP regions including China, India, Central and Eastern Europe and the Middle East delivered particularly strong growth rates. Investment in these CHEP regions is ongoing, along with other growth initiatives throughout the Group.

The Better Everyday program has delivered a higher pallet quality standard to CHEP USA customers. This initiative, which began in October 2009, has positioned CHEP USA for future profitable growth and enabled it to regain positive sales momentum.

Recall delivered strong profit growth and an improvement in return on capital. Recall benefited from new sales conversion, cost efficiency programs undertaken in the previous financial year and ongoing strong demand in its Document Management Solutions service line.

Earnings per share of 31.8 US cents was down 2%. This was lower than the increase in profit from continuing operations due to the inclusion of higher profits from discontinued operations in the 2009 financial year.

NEW BUSINESS WINS

Brambles' net new business wins in the 2010 financial year were US$53 million, reflecting a solid win rate in CHEP EMEA and CHEP Asia-Pacific and a strong contribution from Recall. The annualised value of net new business won during the period was positive in all business units, totalling US$75 million. Since the introduction of the Better Everyday program in October 2009, the annualised value of net new business wins for CHEP USA has been US$18 million.

DIVIDEND

The Board declared a final dividend of 12.5 Australian cents per share, 20% franked and payable on 14 October 2010 to shareholders on the Company's register on 22 September 2010. Including the interim dividend of 12.5 Australian cents per share, total dividends declared in the 2010 financial year were 25.0 Australian cents per share (2009: 30.0 Australian cents per share).

The Board kept the Dividend Reinvestment Plan (DRP) active during 2010. The Board has set the price at which Brambles allots shares under the DRP as the arithmetic average of the daily volume-weighted average sale price of all Brambles shares traded on the Australian Securities Exchange in the ordinary course of trading during a nominated 10 trading days, less a discount of 2.5%.

SALES AND PROFIT SUMMARY

	2010 US$M	2009 US$M	% CHANGE (ACTUAL EXCHANGE RATES)	% CHANGE (CONSTANT CURRENCY)
Sales revenue				
CHEP Americas	1,533.6	1,556.9	(1)%	(3)%
CHEP EMEA	1,482.6	1,452.6	2%	1%
CHEP Asia-Pacific	390.9	323.4	21%	3%
Total CHEP	**3,407.1**	**3,332.9**	**2%**	**(1)%**
Recall	739.7	685.7	8%	2%
Total sales revenue	**4,146.8**	**4,018.6**	**3%**	–
Operating profit				
CHEP Americas	235.2	229.0	3%	(1)%
CHEP EMEA	324.9	286.5	13%	11%
CHEP Asia-Pacific	77.8	57.9	34%	9%
Total CHEP	**637.9**	**573.4**	**11%**	**6%**
Recall	123.1	95.9	28%	19%
Brambles HQ	(36.5)	48.9		
Operating profit	**724.5**	**718.2**	**1%**	**(3)%**
Net finance costs	(109.6)	(120.9)	9%	11%
Profit before tax	**614.9**	**597.3**	**3%**	**(2)%**
Tax expense	(171.0)	(163.3)	(5)%	3%
Profit from continuing operations	**443.9**	**434.0**	**2%**	**(1)%**
Profit from discontinued operations	4.9	18.6		
Profit for the year	**448.8**	**452.6**	**(1)%**	**(5)%**
Weighted average number of shares (millions)	1,411.3	1,388.3		
Basic EPS[1] (US cents)	31.8	32.6	(2)%	(6)%
Basic EPS[1] (Australian cents)	36.1	43.7	(17)%	(6)%

[1] Earnings per share includes discontinued operations.

Underlying profit[2]

	2010 US$M	2009 US$M	% CHANGE (ACTUAL EXCHANGE RATES)	% CHANGE (CONSTANT CURRENCY)
Underlying profit				
CHEP Americas	237.1	434.4	(45)%	(47)%
CHEP EMEA	329.5	327.5	1%	(1)%
CHEP Asia-Pacific	78.4	61.1	28%	5%
Total CHEP	**645.0**	**823.0**	**(22)%**	**(25)%**
Recall	124.6	104.3	19%	11%
Brambles HQ	(36.2)	(26.7)	(36)%	(9)%
Underlying profit	**733.4**	**900.6**	**(19)%**	**(22)%**
Net finance costs	(109.6)	(120.9)	9%	11%
Underlying profit before tax	**623.8**	**779.7**	**(20)%**	**(24)%**
Tax expense	(173.6)	(245.4)	29%	34%
Underlying profit after finance costs and tax	**450.2**	**534.3**	**(16)%**	**(19)%**
Underlying EPS (US cents)	31.9	38.5	(17)%	(20)%
ROCI	17%	21%		
Brambles Value Added (BVA) at fixed exchange rates	215.4	297.4		

Reconciliation of Underlying profit to operating profit

US$M	2010		2009	
	BEFORE TAX	AFTER TAX	BEFORE TAX	AFTER TAX
Underlying profit	**733.4**	**450.2**	**900.6**	**534.3**
Significant items:				
CHEP USA – pallet quality program	–	–	(77.4)	(47.1)
CHEP USA – Walmart net transition impact	–	–	(29.0)	(17.7)
Restructuring:				
Facilities and operations rationalisation	(11.4)	(7.8)	(54.3)	(46.0)
CHEP USA accelerated scrapping of 7 million surplus pallets	2.5	1.5	(99.0)	(60.3)
FX gain on capital repatriation from foreign subsidiary	–	–	77.3	77.3
Other	–	–	–	(6.5)
Total Significant items	**(8.9)**	**(6.3)**	**(182.4)**	**(100.3)**
Operating profit	**724.5**	**443.9**	**718.2**	**434.0**

Significant items

In response to the challenging economic environment in 2009, Brambles implemented a number of initiatives to improve its cost structure, underpin future operating performance and meet customer requirements. The costs incurred in 2010 represent the conclusion of these initiatives.

[2] The difference in growth rates between operating profit and Underlying profit reflects the impact of Significant items recognised outside of Underlying profit (US$8.9 million in the 2010 financial year; US$182.4 million in the 2009 financial year).

BUSINESS UNIT OPERATIONS REVIEW

CHEP AMERICAS

	2010 US$M	2009 US$M	% CHANGE (ACTUAL EXCHANGE RATES)	% CHANGE (CONSTANT CURRENCY)
Sales revenue	1,533.6	1,556.9	(1)%	(3)%
Operating profit	235.2	229.0	3%	(1)%
Operating profit margin	*15%*	*15%*	*0pp*	*0pp*
Significant items:				
Pallet quality program	–	*77.4*		
Walmart net transition impact	–	*29.0*		
Restructuring – facilities and operations	*4.4*	–		
Accelerated pallet scrapping	*(2.5)*	*99.0*		
	1.9	*205.4*		
Underlying profit	237.1	434.4	(45)%	(47)%
Underlying profit margin	*15%*	*28%*	*(13)pp*	*(13)pp*
Cash flow from operations	285.7	267.0		
ROCI	14%	26%		

SALES

CHEP Americas' sales revenue was US$1,533.6 million, down 1% on the prior corresponding period as continued growth in CHEP Canada, CHEP Latin America and LeanLogistics partially offset a decline in sales revenue in CHEP USA.

CHEP USA's sales revenue was down 5%, reflecting a reduction in pricing and mix (2%) and pallet issue volumes (3%). The lower pallet issue volumes comprised a decline in organic issue volumes (2%) and the impact of lost business (1%).

CHEP Canada's sales revenue was up 12% as issue volumes rose. CHEP Latin America's sales revenue was up 7% on volume growth throughout the region. LeanLogistics delivered a 9% increase in sales revenue as it continued to expand.

CHEP Americas' net new business in the year was negative US$9 million. However, the annualised value of business won in the 2010 financial year was positive at US$2 million. CHEP USA won new or expanded business during the year with more than 1,000 customers as it extended its reach with small and medium-sized customers. CHEP USA won business during the year with major brands including consumer lawn and gardening products company Scott's Miracle-Gro and fresh fruit and vegetable producer Del Monte. The annualised value of net new business in CHEP USA since the introduction of the Better Everyday program in October 2009 has been US$18 million.

PROFIT

CHEP Americas' operating profit was US$235.2 million, up 3% from the 2009 financial year. Underlying profit was US$237.1 million, down 45% on the prior corresponding period. The difference between operating profit and Underlying profit primarily reflects the impact of the US$205.4 million of Significant items that CHEP Americas recognised in the 2009 financial year from CHEP USA quality investments, Walmart transition costs and accelerated pallet scrapping. In the 2010 financial year, CHEP Americas recognised quality investments within Underlying profit, rather than as Significant items. Quality investments in CHEP USA in 2010 totalled US$108.5 million, comprising US$37.0 million of investment under the USA pallet quality program and US$71.5 million of investment under the Better Everyday program, US$8.5 million below the October 2009 estimate.

Direct costs rose in the 2010 financial year, primarily as a result of a US$19.3 million increase in costs from storing, handling and transporting idle pallets in CHEP USA. The average number of idle pallets for the year was approximately 4 million. There were also costs associated with converting customers from new to repaired pallets.

Costs associated with the irrecoverable pooling equipment provision (IPEP) were higher than trend in the first half of the 2010 financial year, reflecting the outcomes of audits completed in the period. These costs returned to trend in the second half.

CHEP USA has completed the accelerated scrapping of 7 million excess pallets that Brambles announced in February 2009. This was 12 months ahead of schedule and US$2.5 million below management's original estimate.

CASH FLOW AND RETURN ON CAPITAL

CHEP Americas increased its cash flow from operations by US$18.7 million over the prior corresponding period to US$285.7 million. This reflected favourable working capital movements and lower capital expenditure, more than offsetting the lower Underlying profit. CHEP USA further reduced its commitment to buying new pallets during the period. The higher quality of the repaired pool enabled more customers that had previously required new pallets to transfer their volumes to repaired pallets. CHEP USA also reduced the proportion of imported customer volumes that used new pallets.

Return on capital invested was 12 percentage points lower at 14%, reflecting the reduction in Underlying profit.

QUALITY INITIATIVES

The Better Everyday program to improve quality and service within CHEP USA is driving an improved performance, reflected in the positive win rate since the program began and an ongoing reduction in customer pallet rejections. CHEP USA is now delivering 100% of all issues at the US Plus repair specification or higher, although demand for the higher US Premium repair specification remains lower than originally anticipated. As a result, Brambles expects ongoing costs of the Better Everyday program from the 2013 financial year to be US$25 million per annum.

OPERATIONAL AND FINANCIAL REVIEW CONTINUED

CHEP EMEA

	2010 US$M	2009 US$M	% CHANGE (ACTUAL EXCHANGE RATES)	% CHANGE (CONSTANT CURRENCY)
Sales revenue	1,482.6	1,452.6	2%	1%
Operating profit	324.9	286.5	13%	11%
Operating profit margin	*22%*	*20%*	*2pp*	*2pp*
Significant items:				
Restructuring – facilities and operations	*4.6*	*41.0*		
Underlying profit	329.5	327.5	1%	(1)%
Underlying profit margin	*22%*	*23%*	*(1)pp*	*(1)pp*
Cash flow from operations	411.7	372.7		
ROCI	23%	23%		

SALES

CHEP EMEA's sales revenue was up 2% compared with the prior corresponding period at US$1,482.6 million. CHEP Europe's sales revenue was in line with the prior corresponding period as net new business wins offset a decline in pallet sales revenue in the UK and Spain and a slow rate of recovery in the automotive sector. CHEP Central and Eastern Europe delivered a 24% increase in sales revenue as a result of ongoing business expansion. CHEP Middle East and Africa increased sales revenue by 28% as volumes continued to grow strongly.

CHEP EMEA's net new business wins were US$30 million. In June 2010, CHEP announced its first major pallet supply contract in Turkey, with Unilever. CHEP has also reached agreement on commercial terms to supply Procter & Gamble in Turkey. During the 2010 financial year, pallet business expansion included British Sugar in the UK, as well as paper product manufacturer Sofidel and oils distributor Bunge in Poland. The annualised value of net business CHEP EMEA won during the period was US$39 million.

PROFIT

CHEP EMEA's operating profit was US$324.9 million, up 13%, reflecting the cost impact of facilities and operations rationalisation in the 2009 financial year. Underlying profit was up 1% to US$329.5 million. Cost efficiencies largely offset increased investment in the quality of the European pallet pool. Costs associated with the IPEP returned to trend in the second half, having been higher than normal in the first half.

CASH FLOW AND RETURN ON CAPITAL

CHEP EMEA's cash flow from operations was US$411.7 million, up US$39.0 million from the prior corresponding period, reflecting lower capital expenditure and strong working capital controls. Return on capital invested was in line with the 2009 financial year at 23%.

CHEP ASIA-PACIFIC

	2010 US$M	2009 US$M	% CHANGE (ACTUAL EXCHANGE RATES)	% CHANGE (CONSTANT CURRENCY)
Sales revenue	390.9	323.4	21%	3%
Operating profit	77.8	57.9	34%	9%
Operating profit margin	*20%*	*18%*	*2pp*	*1pp*
Significant items:				
Restructuring – facilities and operations	*0.6*	*3.2*		
Underlying profit	78.4	61.1	28%	5%
Underlying profit margin	*20%*	*19%*	*1pp*	*0pp*
Cash flow from operations	94.1	9.8		
ROCI	21%	19%		

SALES

CHEP Asia-Pacific's sales revenue was US$390.9 million, up 21% on the prior corresponding period, reflecting the strength of the Australian dollar and strong sales growth in China. Sales revenue from China was US$5.8 million higher on increased sales volumes to both the fast-moving consumer goods and automotive sectors. In CHEP Australia, there was continued expansion of the reusable plastic containers and display pallet businesses. Sales revenue from both the pallets and automotive container businesses increased in CHEP India and CHEP South East Asia.

CHEP Asia-Pacific's net new business wins for the period were US$15 million, reflecting ongoing wins throughout the region. The annualised value of net business CHEP Asia-Pacific won during the period was US$11 million. Customers with which CHEP Australia secured new or extended business in the period included Primo Small Goods and drinks manufacturer Fryers.

PROFIT

CHEP Asia-Pacific's operating profit was US$77.8 million, up 34% compared with the prior corresponding period, reflecting higher sales revenue and the cost of Significant items from facilities and operations rationalisation in the 2009 financial year. The benefit of this rationalisation in cost efficiencies and reduced overheads in the 2010 financial year largely offset higher depreciation costs in Australia and China resulting from capital investment in recent growth initiatives. Underlying profit was US$78.4 million, up 28%.

CASH FLOW AND RETURN ON CAPITAL

CHEP Asia-Pacific's cash flow from operations was US$94.1 million, up US$84.3 million compared with the prior corresponding period. This reflected the increase in profit and lower capital expenditure given the rollout of reusable plastic containers contracts in the 2009 financial year. Return on capital invested increased 2 percentage points to 21%, reflecting the increased profit.

RECALL

	2010 US$M	2009 US$M	% CHANGE (ACTUAL EXCHANGE RATES)	% CHANGE (CONSTANT CURRENCY)
Sales revenue	739.7	685.7	8%	2%
Operating profit	123.1	95.9	28%	19%
Operating profit margin	*17%*	*14%*	*3pp*	*2pp*
Significant items:				
Restructuring – facilities and operations	*1.5*	*8.4*		
Underlying profit	124.6	104.3	19%	11%
Underlying profit margin	*17%*	*15%*	*2pp*	*2pp*
Cash flow from operations	121.7	106.9		
ROCI	13%	12%		

SALES
Recall's sales revenue was US$739.7 million, up 8% compared with the prior corresponding period. Carton volume growth was 6% in the Document Management Solutions (DMS) service line. This was partially offset by a decline in volumes in the Secure Destruction Services (SDS) service line. Sales revenue excluding SDS was up 10%. At 30 June 2010, world paper prices had returned to pre-Global Financial Crisis levels, which improved SDS recycled paper revenues in the second half of the 2010 financial year.

Recall's net new business for the period was US$17 million, reflecting strong sales momentum, particularly in the DMS service line. The annualised value of Recall's net business won in the 2010 financial year was US$23 million.

PROFIT
Recall's operating profit was US$123.1 million, up 28% compared with the prior corresponding period, reflecting the higher sales revenue, the cost of facilities and operations rationalisation in the 2009 financial year and the benefits of this rationalisation in the 2010 financial year. Investments in information technology and marketing were higher in the 2010 financial year. Underlying profit was US$124.6 million, up 19%.

CASH FLOW AND RETURN ON CAPITAL
Recall's cash flow from operations was US$121.7 million, up US$14.8 million compared with the prior corresponding period, reflecting the increased profit. Return on capital invested increased 1 percentage point to 13%.

ADDITIONAL FINANCIAL INFORMATION

Capital expenditure on property, plant and equipment (accruals basis)

US$M	2010	2009	CHANGE
CHEP Americas	204.5	290.8	86.3
CHEP EMEA	173.2	234.4	61.2
CHEP Asia-Pacific	67.0	92.7	25.7
Total CHEP	**444.7**	**617.9**	**173.2**
Recall	53.8	52.4	(1.4)
Brambles HQ	0.3	2.1	1.8
Total capital expenditure	**498.8**	**672.4**	**173.6**

Capital expenditure was US$498.8 million, down US$173.6 million compared with the prior corresponding period. This predominantly reflected a reduction in pallet purchase requirements in CHEP USA and CHEP Europe, and the investment in the prior corresponding period in the Australian reusable plastic container business.

Total pallet capital expenditure was US$349.7 million, compared with US$462.1 million in the prior corresponding period. Other capital expenditure related primarily to supporting growth in Recall and CHEP's expansion into developing regions.

Cash flow

US$M	2010	2009	CHANGE
Underlying profit	733.4	900.6	(167.2)
Significant items within ordinary activities	–	(106.4)	106.4
Depreciation and amortisation	444.0	418.4	25.6
EBITDA	**1,177.4**	**1,212.6**	**(35.2)**
Capital expenditure	(496.5)	(683.8)	187.3
Proceeds from disposals	88.0	104.6	(16.6)
Working capital movement	14.7	25.8	(11.1)
Irrecoverable pooling equipment provision	111.2	97.8	13.4
Provisions/other	(12.5)	(34.6)	22.1
Cash flow from operations	**882.3**	**722.4**	**159.9**
Significant items outside ordinary activities	(52.1)	(49.9)	(2.2)
Cash flow from operations (incl. Significant items)	**830.2**	**672.5**	**157.7**
Financing costs and tax	(281.6)	(253.0)	(28.6)
Free cash flow	**548.6**	**419.5**	**129.1**
Dividends paid	(204.5)	(277.6)	73.1
Free cash flow after dividends	**344.1**	**141.9**	**202.2**

Cash flow from operations increased US$159.9 million to US$882.3 million as lower capital expenditure more than offset the reduction in EBITDA. Free cash flow was up US$129.1 million to US$548.6 million. This was more than sufficient to cover dividends paid of US$204.5 million, leaving free cash flow after dividends of US$344.1 million, up US$202.2 million.

Lower proceeds from disposals reflected a reduction in compensations from customers for irrecoverable equipment.

Brambles continues to manage working capital tightly. Average debtors days fell to 45 days in the year from 46 days in the prior corresponding period.

Significant items included spending on facilities and operations rationalisation throughout Brambles and accelerated pallet scrapping in CHEP USA.

Brambles Value Added (BVA)

In 2010, Brambles continued to focus on the use of BVA which forms the core component of short term incentive arrangements for all senior executives, including Executive Directors.

US$M AT FIXED JUNE 2009 FX RATES	2010	2009	CHANGE
CHEP Americas	38.1	138.5	(100.4)
CHEP EMEA	165.3	159.8	5.5
CHEP Asia-Pacific	28.2	26.2	2.0
Total CHEP	**231.6**	**324.5**	**(92.9)**
Recall	9.0	(6.4)	15.4
Brambles HQ	(25.2)	(20.7)	(4.5)
Total BVA	**215.4**	**297.4**	**(82.0)**

BVA for continuing operations was US$215.4 million in the 2010 financial year, a decrease of US$82.0 million on the 2009 financial year at fixed June 2009 exchange rates. The reduction primarily reflected the decline in profitability in CHEP Americas.

In CHEP Americas, BVA was US$38.1 million, down US$100.4 million, because of a reduction in sales, increased costs associated with pallet storage and quality initiatives and an increase in the irrecoverable pooling equipment provision expense. Average Capital Invested increased because of the impact of excess pallet holdings in CHEP USA. This increase, combined with the lower profit resulted in ROCI of 14% for CHEP Americas, down from 26% in the previous corresponding period.

In CHEP EMEA, BVA grew US$5.5 million to US$165.3 million. This was primarily due to a reduction in Average Capital Invested driven by a reduction in pallet holdings and tight working capital management. CHEP EMEA's ROCI remained at 23%.

CHEP Asia-Pacific's BVA increased US$2.0 million to US28.2 million, driven by the growth in new business in Australia, China and India. ROCI increased to 21%.

The largest increase in BVA was in Recall where BVA increased by US$15.4 million to US$9.0 million as sales growth and the benefits of restructuring drove an increase in Underlying profit. Recall's ROCI increased to 13%.

Finance costs

Net finance costs were US$109.6 million, down from US$120.9 million in the 2009 financial year. The reduction in net finance costs reflected lower borrowings and lower benchmark interest rates, partially offset by higher borrowing margins and fees on debt refinanced during the 2009 financial year.

Tax

Brambles' effective tax rate applying to both operating profit and Underlying profit for the 2010 financial year was 27.8%. This was broadly in line with the 27.3% rate that applied to operating profit and lower than the 31.5% rate that applied to Underlying profit in the 2009 financial year. The reduction in the effective tax rate on Underlying profit was primarily a result of the net reversal of tax provisions following the receipt of a tax ruling and the resolution of an open tax issue, which allowed the Group to benefit prior year tax losses.

STRATEGY AND GROWTH

As it moves into the 2011 financial year, Brambles has increased its emphasis on innovation and has a number of areas of strategic focus to pursue profitable growth opportunities that are expected to deliver strong returns for shareholders.

These areas of focus include:

- further expansion in all regions into new products and platforms;
- ongoing investment in CHEP in emerging regions;
- utilising CHEP's extensive network in the USA to increase penetration with small to mid-sized customers;
- expansion of CHEP's automotive business into unpenetrated regions and intercontinental flows;
- expansion of LeanLogistics, including internationally; and
- continued growth in Recall's document management business and digital capability.

Emerging regions have been an increasingly important contributor to CHEP's sales revenue over recent years. The business plans to continue to increase its investment in these regions to participate in high-growth economies worldwide.

CHEP USA is building upon recent initiatives that addressed some issues with its products and services to existing customers and entering a renewed growth phase. A key focus will be on small to mid-sized customers, which are underserved today. CHEP's network scale and experience positions it strongly to address this opportunity.

CHEP will continue to explore opportunities to roll out variations to its existing pallet offerings and non-pallet platforms in all its regions. This opportunity is particularly clear in those regions in which CHEP has historically been focused on one or two products only.

CHEP can also leverage the global position of its existing multi-domestic businesses – particularly those in which inter-country or inter-continental flows play a big part. The first step in this effort is the establishment of a global automotive business to link the existing domestic automotive businesses that CHEP has around the world.

Brambles is also expanding the global footprint of LeanLogistics, the transport management business it acquired in 2008, and further integrating LeanLogistics into the logistics functions across CHEP.

Recall has successfully accelerated its growth and improved its performance over the past three years. Its compound annual sales revenue growth rate is 6% over the past six years and all regions are contributing to that growth. This is expected to continue into 2011.

In particular, organic volume growth in the Document Management Solutions service line has been the underpinning driver for Recall in recent years. This service line remains a significant opportunity for Recall as it is under-penetrated.

Today, there is also a significant complementary opportunity for Recall to work with clients to meet their digital needs – as there has been an explosion in the volume of data that needs to be managed.

TREASURY AND RISK REVIEW

CAPITAL STRUCTURE

Brambles manages its capital structure so as to maintain a solid investment grade credit rating. At 30 June 2010, Brambles held investment grade credit ratings of BBB+ from Standard & Poor's and Baa1 from Moody's Investor Services.

In determining its capital structure, Brambles considers the robustness of future cash flows, potential funding requirements for growth opportunities and acquisitions, the cost of capital and ease of access to funding sources. Initiatives available to Brambles to achieve its desired capital structure include adjusting the amount of dividends paid to shareholders, returning capital to shareholders, buying-back share capital, issuing new shares, selling assets to reduce debt and varying the maturity profile of borrowings.

Brambles has adopted a financial policy to target a net debt to EBITDA ratio of less than 1.75x to 1. At 30 June 2010, the ratio was 1.5x to 1.

During the year ended 30 June 2010 (Year), Brambles continued to operate a Dividend Reinvestment Plan. The participation rate for each of the 2009 final dividend and the 2010 interim dividend was 37%, which resulted in US$120 million of cash being retained within the business in the Year.

TREASURY POLICIES

Brambles' treasury function is responsible for the management of certain financial risks within Brambles. Key treasury activities include liquidity management, interest rate and foreign exchange risk management, and securing access to short and long term sources of debt finance at competitive rates. These activities are conducted on a centralised basis in accordance with Board policies and guidelines, through standard operating procedures and delegated authorities. These policies provide the framework whereby Treasury arranges and implements lines of credit from its financiers, selects and deals in approved financial derivatives for hedging purposes and generally executes Brambles' financial strategy.

Brambles' policies with respect to interest and exchange rate risk and appropriate hedging instruments are described below and further information is contained in Note 29 (pages 96 to 103) including a sensitivity analysis (page 98 and page 100) with respect to these financial instruments.

Standard financial derivatives are used by Brambles to manage financial exposures in the normal course of business. No derivatives are used for speculative purposes. Derivatives are transacted predominantly with relationship banks which have a reasonable understanding of Brambles' business operations. Individual credit limits are assigned to those banks, thereby limiting exposure to credit-related losses in the event of non-performance by a counterparty.

Treasury prepares formal reports each month, which are circulated to the Chief Financial Officer and other senior finance executives. These reports include key Treasury statistical and sensitivity analysis, funding utilisation/capacity and commentary on other significant matters.

FUNDING AND LIQUIDITY

Brambles funded its operations during the Year through existing equity, retained cash flow and borrowings. Funding is generally sourced from relationship banks and debt capital market investors on a medium to long term basis. Operating leases are also entered into for office and operational locations and certain plant and equipment.

Bank borrowing facilities are generally structured on a multi-currency, revolving basis and currently have maturities ranging to December 2013. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements.

Net debt at 30 June 2010 was US$1,759.3 million, down US$384.1 million from 30 June 2009, reflecting the significant cash generated from the business and lower dividend payment. Net debt has now reduced by US$666.9 million over the last two financial years which provides added financial flexibility for the Group.

To further diversify funding sources and lengthen maturities, Brambles raised US$750 million in the United States 144A bond market in March 2010. The note issue comprised US$500 million ten year notes and US$250 million five year notes and the proceeds were used to repay bank borrowings.

The average term to maturity of total credit facilities increased from 3.3 years at 30 June 2009 to 3.6 years at 30 June 2010.

Key financial ratios continue to reflect the strong balance sheet position and remain well within the financial covenants included in Brambles' major financing agreements, with net debt to EBITDA at 1.5x (2009: 1.8x) and EBITDA interest cover at 10.7x to 1 (2009: 10x to 1).

At 30 June 2010, the Group had committed credit facilities including bonds and notes totalling US$3.8 billion. Undrawn borrowing capacity totalled US$1.9 billion.

The maturity profile of the Group's borrowing facilities and outstanding bonds is shown in the table below.

MATURITY PROFILE OF BORROWING FACILITIES AND OUTSTANDING BONDS (US$ BILLIONS)


1.0
0.5
0
<1 yr
1–2 yrs
2–3 yrs
3–4 yrs
4–5 yrs
>5 yrs
Undrawn facilities
Bonds/notes
Bank debt

INTEREST RATE RISK

Brambles' interest rate risk policy is designed to reduce volatility in funding costs through prudent selection of hedging instruments. This policy includes maintaining a mix of fixed and floating-rate instruments within a target band, over a certain time horizon. In some cases, interest rate derivatives are used to achieve this result synthetically. The present policy requires the level of fixed rate debt to be within 40% to 70% of total forecast debt arising over the immediate 12 month period, decreasing to 20% to 60% for debt maturities of one to two years, 10% to 50% for debt maturities of two to three years and 0% to 50% for debt maturities extending beyond three years.

As at 30 June 2010, 62% of Brambles' weighted average interest bearing debt over the next 12 months was at fixed interest rates (2009: 41%). The weighted average maturity period was 4.9 years (2009: 3.6 years). The fair value of all interest rate swap instruments was US$1.8 million net gain (2009: US$18.1 million net loss).

FOREIGN EXCHANGE RISK

Foreign exchange exposures are managed from a perspective of protecting shareholder value. Exposures generally arise in either of two forms:

- transaction exposures affecting the value of transactions translated back to the functional currency of the subsidiary; and
- translation exposures affecting the value of assets and liabilities of overseas subsidiaries when translated into US dollars.

Under Brambles' foreign exchange policy, foreign exchange hedging is mainly confined to hedging transaction exposures where they exceed a certain threshold, and as soon as a defined exposure arises. Within Brambles, exposures may arise with external parties or, alternatively, by way of cross-border intercompany transactions. Forward foreign exchange contracts are primarily used for these purposes. Given the nature of its operations, these exposures are not significant.

Translation exposures are mitigated by matching the currency of debt with that of the asset. Except for a small amount of balance sheet hedge borrowing in euro, Brambles does not hedge currency exposures on foreign currency profits and net investment balances.

At the end of the Year, the fair value of foreign exchange instruments was US$2.0 million net gain (2009: US$0.5 million net gain).

SIGNIFICANT RISKS AND UNCERTAINTIES

The significant risks and uncertainties facing Brambles are described below. These are "net" risks, rated as the most significant for the Group as a whole after taking into account current mitigating actions. The strategies and processes applied for managing these risks are described in section 7 of the Corporate Governance Statement on pages 25 to 27.

- Economic cycle – Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to global economic and business conditions. These may affect, among other things, profitability, demand for Brambles' services and solvency of counterparties.
- Business environment changes – Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to rapid and sustained changes in the business environment, which may invalidate aspects of its current business models. These changes could include fuel prices, lumber supply and the structure of customers' supply chains. These may affect, among other things, profitability and demand for Brambles' services.
- Competition and retention of major customers – Brambles operates in a competitive environment. Many of the markets in which Brambles operates are served by numerous competitors and are subject to the threat of new entrants. In addition, the concentration of distributors in certain areas could lead to shifts in bargaining position and intensity of competition. The above risks could have an impact on market structure, penetration, revenue, profitability, economies of scale and the value of existing assets.
- Insufficient growth – Brambles is subject to the risk of not selecting the optimal corporate strategy, business model, financial structure or capital allocation, including the pace of expansion into emerging markets. As these are central to the value of shareholders' investment and protection of Brambles' assets, Brambles may be unable to capture the full value of its growth opportunities.
- Obsolescence of pallet platform – New technologies in pallet design or components could influence alternative supply chain solutions. This would, over time, have an impact on revenue, cost base, economies of scale and the value of CHEP's existing assets.
- Innovation – Brambles is subject to the risk of not being able to optimise innovations in its services, products, processes and commercial solutions, including capturing the full value of any innovations that support its growth opportunities. This could have an impact on revenue, profitability, economies of scale and the value of existing assets.
- Operational improvement – Brambles is subject to the risk that it may be unable to capture the full value of operational improvement opportunities. This could result in a reduced ability to control costs or a reduction in control of CHEP's equipment pool.
- Equipment quality – Satisfaction of CHEP customers may fluctuate with the customers' perceived views of equipment quality which, in turn, is influenced by the effectiveness of the quality standards that CHEP employs in its equipment pool. Brambles is subject to the risk that it may not optimise these standards, thereby adversely affecting customer satisfaction with the CHEP service offering and/or the operating and capital costs of the equipment pool.
- People capability – Brambles is subject to the risk of not attracting, developing and retaining high performing individuals in the optimum organisational structure, which could result in it not having sufficient quality and quantity of people to meet its growth and business objectives.
- Market communication – Brambles is subject to risks relating to market expectations, which may lead to a loss of investor confidence in the business and its management.
- Systems and technology – Brambles relies on the continuing operation of its information technology and communications systems, including those in CHEP's global data centre. Failure to optimise these systems, to successfully implement new systems, or an extended systems interruption event, could impair Brambles' ability to provide its services effectively. This could damage its reputation and, in turn, have an adverse effect on its ability to attract and retain customers.
- Regulatory compliance – Material changes in the regulatory and legal environments in which Brambles' businesses operate may give rise to the risk of an adverse impact on aspects of its current business models. These may affect, among other things, licences to operate, profitability and a reduced ability to control costs. Material changes in Brambles' ability to comply with the regulatory environment, including competition laws and cross jurisdictional laws, could give rise to litigation and, in turn, affect reputation, profitability and licences to operate.

BOARD OF DIRECTORS

01. TONY FROGGATT
NON-EXECUTIVE DIRECTOR

02. TOM GORMAN
CHIEF EXECUTIVE OFFICER

03. GREG HAYES
CHIEF FINANCIAL OFFICER

04. STEPHEN JOHNS
NON-EXECUTIVE DIRECTOR

05. CAROLYN KAY
NON-EXECUTIVE DIRECTOR

06. GRAHAM KRAEHE AO
NON-EXECUTIVE CHAIRMAN

07. LUKE MAYHEW
NON-EXECUTIVE DIRECTOR

08. JOHN MULLEN
NON-EXECUTIVE DIRECTOR

09. BRIAN SCHWARTZ AM
NON-EXECUTIVE DIRECTOR

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01. TONY FROGGATT NON-EXECUTIVE DIRECTOR (INDEPENDENT)
Member of the Nominations Committee and the Remuneration Committee
Joined Brambles as a Non-executive Director in June 2006. Currently a non-executive director of AXA Asia Pacific Holdings Limited and Billabong International Limited. Previously, he was Chief Executive of Scottish & Newcastle plc from May 2003 to October 2007. Tony began his career with the Gillette Company and has held a wide range of sales, marketing and general management positions in many countries with major consumer goods companies including HJ Heinz, Diageo and Seagram. He holds a Bachelor of Law degree from Queen Mary College, London and an MBA from Columbia Business School, New York. Age 62.

02. TOM GORMAN CHIEF EXECUTIVE OFFICER
Chairman of the Executive Leadership Team
Joined Brambles as Group President, CHEP Europe, Middle East and Africa in March 2008 and became Chief Executive Officer in November 2009. Previously, Tom had a long career with the Ford Motor Company, and served as President, Ford Australia from March 2004 until January 2008. Before joining Ford, he worked for the Bank of Boston. Tom holds a Bachelor of Arts degree in Economics and International Relations from Tufts University and an MBA with distinction from Harvard Business School. Age 50.

03. GREG HAYES CHIEF FINANCIAL OFFICER
Member of the Executive Leadership Team
Joined Brambles as Chief Financial Officer in November 2009. Previously Greg was the Chief Executive Officer and Group Managing Director of Tenix Pty Limited, and prior to that Chief Financial Officer and later, Interim Chief Executive Officer of AGL. He has also held senior executive roles at Westfield Holdings Limited and Southcorp Limited. Greg holds a Master of Applied Finance degree from Macquarie University and a Graduate Diploma in Accounting and Bachelor degree in Arts from Flinders University. Greg is a member of the Institute of Chartered Accountants in Australia and has attended the Advanced Management Programme at Harvard Business School. Age 52.

04. STEPHEN JOHNS NON-EXECUTIVE DIRECTOR (INDEPENDENT)
Chairman of the Audit Committee and member of the Nominations Committee
Joined Brambles as a Non-executive Director in August 2004. He is currently a non-executive director of Leighton Holdings Limited and the Westfield Group, Chairman of Spark Infrastructure Group and a director of Sydney Symphony Limited. Previously Stephen had a long executive career with Westfield where he held a number of senior positions including that of Finance Director from 1985 to 2002. He has a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Institute of Company Directors. Age 63.

05. CAROLYN KAY NON-EXECUTIVE DIRECTOR (INDEPENDENT)
Member of the Audit Committee
Joined Brambles as a Non-executive Director in June 2006. She is a director of Commonwealth Bank of Australia and The Sydney Institute and an External Board Member of Allens Arthur Robinson. Carolyn has had extensive experience in international finance at Morgan Stanley in London and Melbourne, JP Morgan in New York and Melbourne and Linklaters & Paines in London. She holds Bachelor degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. Carolyn is a Fellow of the Australian Institute of Company Directors, a member of Chief Executive Women and was awarded a Centenary Medal for services to Australian society in business leadership. Age 49.

06. GRAHAM KRAEHE AO NON-EXECUTIVE CHAIRMAN (INDEPENDENT)
Chairman of the Nominations Committee and member of the Remuneration Committee
Rejoined the Board in December 2005, was appointed Deputy Chairman in October 2007 and Chairman in February 2008. He is currently a member of the Board of the Reserve Bank of Australia, Chairman of Bluescope Steel Limited and a director of Djerriwarrh Investments Limited. Graham was a Non-executive Director of Brambles from December 2000 until March 2004, when he retired due to commitments in his past role as Chairman of National Australia Bank Limited. He has also been the Chief Executive Officer of Pacific BBA and Southcorp Limited and a non-executive director of News Corporation. Graham has a Bachelor of Economics degree from Adelaide University. He is an Officer of the Order of Australia. Age 67.

07. LUKE MAYHEW NON-EXECUTIVE DIRECTOR (INDEPENDENT)
Chairman of the Remuneration Committee
Joined Brambles as a Non-executive Director in August 2005. He is a non-executive director of WH Smith plc. In March 2010 he retired as Chairman of Pets at Home Group Limited after the business was sold to private equity. Luke was Managing Director of John Lewis, the UK's leading department store business, from 2000 to 2004 and Director of Research and Expansion at John Lewis Partnership plc, which also includes the Waitrose supermarket operation, from 1992 to 2000. He previously held senior positions at Thomas Cook and British Airways and was Chief Executive of Shandwick's European business. He has a Bachelor of Arts (Honours) degree from Oxford University and a Master of Economics degree from the University of London. Luke is the Chairman of the British Retail Consortium. Age 57.

08. JOHN MULLEN NON-EXECUTIVE DIRECTOR (INDEPENDENT)
Member of the Remuneration Committee
Joined Brambles as a Non-executive Director in November 2009. Currently a non-executive director of Telstra Corporation Limited and MAp Airports Limited. John had a distinguished career with the DHL Group from 1994 to 2009, ultimately becoming Chief Executive Officer of DHL Express in 2006. He has served as a Director of Deutsche Post World Net, the parent company of DHL Express, and Embarq Corporation. His executive career with the TNT Group from 1984 to 1994 culminated in the role of Chief Executive Officer of TNT Express Worldwide, which he held from 1990 to 1994. He is currently Chairman of the US National Foreign Trade Council and a member of the Advisory Council for the AGSM. Age 55.

09. BRIAN SCHWARTZ AM NON-EXECUTIVE DIRECTOR (INDEPENDENT)
Member of the Audit Committee
Joined Brambles as a Non-executive Director in March 2009. Currently Deputy Chairman and a non-executive director of Insurance Australia Group Limited and a non-executive director of the Westfield Group. He is also Deputy Chairman of Football Federation Australia. In March 2009 he retired as CEO of Investec Bank (Australia) Limited, although he remains as a consultant to the bank. Having joined Ernst & Young in 1979, Brian became a partner in 1985. From 1998 to 2004 he was CEO of Ernst & Young Australia and a member of the Ernst & Young Global Executive Board. Brian is a Fellow of the Institute of Chartered Accountants in Australia. Age 57.

EXECUTIVE LEADERSHIP TEAM

01. TOM GORMAN CHIEF EXECUTIVE OFFICER

02. GREG HAYES CHIEF FINANCIAL OFFICER

03. JIM INFINGER GROUP SENIOR VICE PRESIDENT AND CHIEF INFORMATION OFFICER

04. JASPER JUDD GROUP SENIOR VICE PRESIDENT AND HEAD OF INNOVATION

05. PETER MACKIE GROUP PRESIDENT, CHEP ASIA-PACIFIC

06. ELTON POTTS GROUP PRESIDENT AND CHIEF OPERATING OFFICER, RECALL

07. JIM RITCHIE GROUP PRESIDENT, CHEP AMERICAS

08. KEVIN SHUBA GROUP SENIOR VICE PRESIDENT AND CUSTOMER DEVELOPMENT OFFICER

09. NICK SMITH GROUP SENIOR VICE PRESIDENT, HUMAN RESOURCES

10. DOLPH WESTERBOS GROUP PRESIDENT, CHEP EUROPE, MIDDLE EAST AND AFRICA

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01. TOM GORMAN CHIEF EXECUTIVE OFFICER
Joined Brambles as Group President, CHEP Europe, Middle East and Africa in March 2008 and became Chief Executive Officer in November 2009. Previously, Tom had a long career with the Ford Motor Company, and served as President, Ford Australia from March 2004 until January 2008. Before joining Ford, he worked for the Bank of Boston. Tom holds a Bachelor of Arts degree in Economics and International Relations from Tufts University and an MBA with distinction from Harvard Business School. Age 50.

02. GREG HAYES CHIEF FINANCIAL OFFICER
Joined Brambles as Chief Financial Officer in November 2009. Previously Greg was the Chief Executive Officer and Group Managing Director of Tenix Pty Limited, and prior to that Chief Financial Officer and later, Interim Chief Executive Officer of AGL. He has also held senior executive roles at Westfield Holdings Limited and Southcorp Limited. Greg holds a Master of Applied Finance degree from Macquarie University and a Graduate Diploma in Accounting and Bachelor degree in Arts from Flinders University. Greg is a member of the Institute of Chartered Accountants in Australia and has attended the Advanced Management Programme at Harvard Business School. Age 52.

03. JIM INFINGER GROUP SENIOR VICE PRESIDENT AND CHIEF INFORMATION OFFICER
Joined Brambles in October 2009. Previously, he was Senior Vice President & Chief Information Officer with Harman Industries and has held CIO roles for Raytheon and CompUSA. He has also worked for Siemens Nixdorf, ICL Fujitsu and Wal-Mart Stores. Jim is a member of the advisory boards of Oracle, HP, SAP, Microsoft, AT&T and Cisco. He is also a member of the Project Management Institute and the Society for Information Management. He holds a Master of Science degree in Systems Management from the Florida Institute of Technology and a Bachelor of Science degree in Computer Information Systems from the Southwest Texas State University. Age 53.

04. JASPER JUDD GROUP SENIOR VICE PRESIDENT AND HEAD OF INNOVATION
Joined Brambles in 2002. Prior to his appointment as Group Senior Vice President and Head of Innovation in March 2010, he served as Group Senior Vice President, Strategic Development for two years. Other previous roles were Acting Chief Financial Officer, Brambles; Group Financial Controller; Interim Senior Vice President and Chief Financial Officer, CHEP Europe; and General Manager, Finance and Administration. Before joining Brambles, he was Chief Financial Officer of Brainspark and held senior financial positions at a number of other companies including Booker. Jasper is a member of the Institute of Chartered Accountants in England and Wales and graduated from Cambridge University with a Master of Arts. Age 49.

05. PETER MACKIE GROUP PRESIDENT, CHEP ASIA-PACIFIC
Became Group President, CHEP Asia-Pacific in May 2010, having been acting Group President, CHEP Europe, Middle East and Africa from November 2009 to April 2010. Previously, Peter held the positions of President, CHEP Europe and Senior Vice President, Customer Service for CHEP in Europe, where he focussed on delivering an improved customer experience and growing the European pooling network. Peter has also held the positions of Vice President, Strategy, CHEP Europe and Managing Director, CHEP UK and Ireland. Before joining CHEP in 2001, Peter held senior roles with Boots and The BOC Group. Peter is a qualified chartered engineer and has an MBA from London Business School. Age 44.

06. ELTON POTTS GROUP PRESIDENT AND CHIEF OPERATING OFFICER, RECALL
Became President and Chief Operating Officer of Recall in April 2007, having been appointed Chief Operating Officer of Recall in December 2006. He joined Brambles in 2002 as Vice President, Controller for CHEP USA, becoming Vice President, Asset Management for CHEP USA in the same year and Senior Vice President, Asset Management for CHEP USA in 2003. Before joining Brambles, Elton held various operations and finance roles with Owens-Corning and Newell Rubbermaid. He holds a Bachelor degree in Financial Management from Clemson University and an MBA from Capital University. Age 46.

07. JIM RITCHIE GROUP PRESIDENT, CHEP AMERICAS
Joined CHEP in June 2009 as President, CHEP USA, before taking on the role of Group President, CHEP Americas in January 2010. Jim has more than 25 years' experience in the logistics industry. Prior to joining CHEP, he was President & Chief Executive Officer of YRC Logistics, building that company from inception to $1.4 billion in revenue and 5,750 employees worldwide. He previously held executive positions at Ryder Integrated Logistics, leading that company's Consumer Products & Retail group. Jim received his Bachelor degree in Architecture & Industrial Design from California State University. Age 50.

08. KEVIN SHUBA GROUP SENIOR VICE PRESIDENT AND CUSTOMER DEVELOPMENT OFFICER
Has worked with CHEP since 1996, serving as President, CHEP USA from November 2006 until his appointment as Group President, CHEP Americas in February 2008. Kevin was appointed Group Senior Vice President and Customer Development Officer in January 2010. His previous roles at CHEP include Senior Vice President, New Business Development and Senior Vice President, Sales and Business Development. Before CHEP, he worked for insurance company Mason-McBride from 1994 to 1996 and Baxter Healthcare Corporation from 1987 to 1994. Kevin attended the United States Military Academy at West Point, graduating in 1981 with a Bachelor of Science degree in Engineering. He served in various command and staff positions in the United States Army from 1981 to 1986. Age 51.

09. NICK SMITH GROUP SENIOR VICE PRESIDENT, HUMAN RESOURCES
Joined Brambles in November 2007. Previously, he was Group Human Resources Director for Inchcape, the international automotive retail group. Prior to this Nick spent a number of years in the telecommunications industry, firstly with British Telecom and then with Cable & Wireless. During this period, Nick spent three years working for Cable & Wireless Optus in Australia, where he was Human Resources Director. He has also worked for KPMG and Macquarie Bank. Nick is a qualified management accountant, has a Bachelor of Science (Economics) degree in International Politics and an MBA. Age 49.

10. DOLPH WESTERBOS GROUP PRESIDENT, CHEP EUROPE MIDDLE EAST AND AFRICA
Joined Brambles in April 2010 as Group President, CHEP Europe, Middle East and Africa (EMEA). Prior to joining Brambles, he held a number of executive positions at Dell, most recently as Vice President, Solutions & Services, EMEA. This role included responsibility for Dell's services, software and data centre business, managing sales revenue of US$2.5 billion across more than 50 countries. Before joining Dell, Dolph was President, EMEA and Senior Vice President, Asia, for ModusLink, a global provider of supply chain, IT and business process outsourcing services to technology companies. Dolph worked 12 years for ModusLink, holding senior management positions in operations, sales and marketing, strategy, IT and e-business. He has worked and lived in the USA, Asia and Europe. He has a Masters degree in Management from the Graduate School of Business at Stanford University. Age 46.

CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

Brambles is a global provider of pallet and container pooling and information management services and operates in over 45 countries. It is therefore subject to an extensive range of legal, regulatory and governance requirements. Brambles is committed to observing the requirements applicable to publicly listed companies in Australia. The Board is conscious that best practice in the area of corporate governance is continuously evolving, and will therefore continue to anticipate and respond to further corporate governance developments, such as the amendments to the ASX Corporate Governance Council Corporate Governance Principles and Recommendations (CGPR) on diversity, board selection processes, briefings and remuneration that will be effective, for Brambles, from 1 July 2011.

This Corporate Governance Statement outlines the key components of Brambles' governance framework in place during the year ended 30 June 2010 (Year), by reference to the CGPR. During the Year, the Board believes Brambles met or exceeded all the requirements of the CGPR.

A checklist summarising Brambles' compliance with the CGPR is included at the end of this Statement. Various documents referred to in this Statement have been posted in the "Corporate Governance" section of the Brambles website at www.brambles.com. The checklist includes more detailed guidance on the location of all the governance-related documents available at www.brambles.com.

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1 Role of the Board and executive management

1.1.1 ROLE OF THE BOARD AND EXECUTIVE MANAGEMENT
The Board has overall responsibility for overseeing the effective management and control of the Group on behalf of Brambles' shareholders, and supervising executive management's conduct of the Group's affairs within a control and authority framework which is designed to enable risk to be prudently and effectively assessed and monitored.

The Board has adopted a schedule of matters reserved to it for decision, a copy of which can be found at www.brambles.com, and further details of which are in section 1.1.2.

The roles of the Chairman and executive management, led by the Chief Executive Officer, are separated and clearly defined:
- the Chairman, Graham Kraehe, is responsible for leadership of the Board, setting the Board's agenda, conducting Board meetings, facilitating effective communication with shareholders and the conduct of shareholder meetings; and
- executive management, led by the Chief Executive Officer, Tom Gorman, has been delegated responsibility for the management of Brambles within the control and authority framework referred to above. The levels of authority for management are periodically reviewed by the Board and are documented. The Chief Executive Officer is assisted by the Executive Leadership Team.

The Non-executive Directors constructively challenge the development of strategy. They review the performance of management in meeting agreed objectives and monitor the reporting of performance. They have a prime role in appointing and where necessary, recommending the removal of, Executive Directors, and in their succession planning.

The structure of the Board ensures that no individual or group of individuals dominates the Board's decision-making process.

The Brambles Executive Leadership Team assists in implementing Brambles' strategic direction, and ensuring its resources are well managed. The Team has a range of responsibilities, which include:
- reviewing business and corporate strategies;
- formulating major policies in areas such as succession planning and talent management, human and capital resources management, information technology, risk management, communications and post-investment project reviews;
- leading initiatives which may from time to time vary but include:
  - Zero Harm;
  - development of strategy; and
  - innovation; and
- leading the implementation of change processes.

Biographical details for the members of the Executive Leadership Team are shown on page 17.

1.1.2 RESPONSIBILITIES OF THE BOARD
The Board is responsible for setting the Group's overall strategic objectives, facilitating the provision of appropriate financial and human resources to meet these objectives and reviewing executive management's performance.

The schedule of matters reserved to the Board for decision includes, among other matters:
- the establishment of the Group's overall strategic direction and strategic plans for the major business units;
- the approval of budgets, financial objectives and policies, and significant capital expenditure;
- the approval of Brambles' financial statements and published reports;
- the establishment and annual review of the effectiveness of Brambles' systems of internal control and risk management processes; and
- the appointment of key senior executives.

The Board has delegated some of its responsibilities to the Audit, Nominations and Remuneration committees. The charters of the Board committees also require certain matters to be approved by the Board including, among other matters, the executive remuneration policy and the appointment of the external auditors. The Board is also supported by the Executive Leadership Team and the Group Risk Committee, which are management committees. Details of these Board and executive management committees are set out in sections 1.1.1, 2.4, 4.1, 7.2.3 and 8.1 and the committee charters can be found at www.brambles.com.

1.1.3 ALLOCATION OF INDIVIDUAL RESPONSIBILITIES
Formal letters of appointment, which are contracts for service but not contracts of employment, have been put in place for all Non-executive Directors. The letters set out the key terms and conditions of their engagement, including time commitments, corporate expectations and, if appropriate, any special duties or assignments. A template letter of appointment for a Non-executive Director is available at www.brambles.com.

Senior executives have employment contracts setting out their term of office, rights and responsibilities and entitlements on termination, and job descriptions setting out their duties.

1.2 Performance evaluation of senior executives

Brambles has a well established performance management and development planning process, which is used throughout the Group. The process involves objective setting consistent with Brambles' remuneration policy and targets, for cash and equity-based incentive plans set by the Remuneration Committee. Personal development planning, half year reviews and full year appraisals feed into a performance rating, leading to the assessment of annual bonuses. Senior executives (including Executive Directors and the Executive Leadership Team) all participate in this process, which is overseen by the Remuneration Committee.

Performance evaluations for senior executives, including Executive Directors and the Executive Leadership Team, were carried out during the Year in accordance with this process.

1.2.1 INDUCTION OF SENIOR EXECUTIVES

Business units have procedures for the induction of senior executives, to assist them in participating fully and actively in management decision-making at the earliest opportunity after commencing their new roles.

PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE

At the date of the Directors' Report, the Board consists of nine members, with two Executive Directors (the Chief Executive Officer and the Chief Financial Officer) and seven Non-executive Directors. The biographies for each of the current Directors, shown on page 15, indicate the breadth of their business, financial and international experience. This gives the Directors the range of skills, knowledge and experience essential to govern Brambles, including an understanding of the health, safety, environmental and community related issues which it faces. The Board considers that its current composition reflects an appropriate balance of Executive and Non-executive Directors.

The table below sets out the names of the Directors in office at the date of the Directors' Report, the year of their most recent election by shareholders, their status as Executive or Non-executive Directors, whether the Board considers that they are independent Directors, whether they will retire and seek re-election at the 2010 Annual General Meeting (AGM), and when they are next due for re-election.

2.1 Independent Directors

2.1.1 INDEPENDENT DECISION-MAKING

The Board recognises the importance of independent judgement and constructive debate on all issues under consideration. With the approval of the Chairman, Directors may take independent professional advice at Brambles' expense in the furtherance of discharging their duties and responsibilities. None of the Directors availed themselves of this right during the Year.

The Chairman holds meetings with the Non-executive Directors from time to time, including meetings at scheduled sessions, without the presence of the Executive Directors or other executives. The Non-executive Directors meet without the Chairman present on such occasions as may be considered appropriate.

2.1.2 INDEPENDENT DIRECTORS

The Board has considered the independence of each of the Directors in office as at the date of the Directors' Report and concluded that all Non-executive Directors are independent. Therefore the Board has a majority of independent directors. In reaching this conclusion, the Board had regard to the relationships set out in Box 2.1 of the CGPR and noted that one of these relationships exists.

Carolyn Kay is a director of the Commonwealth Bank of Australia (CBA), which is a substantial shareholder of Brambles. The Board noted that the most recent substantial shareholder notice issued by CBA provided that, except for 525,330 shares (being 0.04% of Brambles' issued share capital at the date of this Statement), CBA's relevant interests in Brambles shares are exercised either as a superannuation trustee; a life company holding statutory funds; a responsible entity or manager of a managed investment scheme; under an investment mandate; by external managers unrelated to the CBA group; or subject to client direction. The Board does not consider that Carolyn Kay's relationship with CBA gives rise to any actual or perceived loss of independence on her part because of the manner in which CBA's relevant interests in Brambles shares are held.

In considering the matters in Box 2.1 of the CGPR, the Board considered that a customer was material if it accounted for more than 2% of Brambles' consolidated gross revenue and that a supplier was material if Brambles accounted for more than 2% of the supplier's consolidated gross revenue.

NAME	YEAR APPOINTED[1]	YEAR LAST ELECTED	EXECUTIVE OR NON-EXECUTIVE	INDEPENDENT	SEEKING ELECTION/ RETIRING AND SEEKING RE-ELECTION IN 2010	NEXT DUE FOR RE-ELECTION
A G Froggatt	2006	2008	Non-executive	Yes	No	2011
T J Gorman	2009	-	Executive	No	Yes	2010
G J Hayes	2009	-	Executive	No	Yes	2010
S P Johns	2004	2009	Non-executive	Yes	No	2012
S C H Kay	2006	2009	Non-executive	Yes	No	2012
G J Kraehe AO	2005[2]	2009	Non-executive	Yes	No	2012
C L Mayhew	2005	2007	Non-executive	Yes	Yes	2010
J P Mullen	2009	2009	Non-executive	Yes	No	2012
B M Schwartz AM	2009	2009	Non-executive	Yes	No	2012

1 For the purposes of this table, the year appointed is the year the relevant Director was first elected to the Boards of Brambles or BIL and BIP, as the case may be.

2 Graham Kraehe also served as a director from 2000 to 2004, then re-joined the Board in 2005.

2.1.3 REGULAR ASSESSMENTS

Directors are required to complete a declaration of interest form prior to their appointment. This form is tabled at the Board meeting to consider the appointment of the relevant Director. If their circumstances change or they acquire any office, property or interest which may conflict with their office as a Director of Brambles or the interests of Brambles, Directors are required to disclose its character and extent in writing at the next Board meeting. The Board also makes an annual assessment of the independence of each Non-executive Director. If the Board concludes that a Director has lost their status as an independent director, that conclusion will be advised to the market in a timely manner.

Directors are generally not entitled to attend any part of a Board meeting, or to vote on any matter, in which they have a material personal interest unless the other Directors unanimously decide otherwise. In appropriate cases, Directors may be required to absent themselves from a meeting of the Board while such a matter is being considered.

2.2 Independent Chairman

The Board has concluded that the Chairman is independent and that his other positions do not prevent him from devoting sufficient time to perform the role effectively. As the Chairman is independent, the Board does not consider it necessary to appoint a lead independent director.

The Chairman is responsible for facilitating the effective contribution of Non-executive Directors, who are to receive accurate, timely and clear information so that they may effectively discharge their duties and responsibilities. The Chairman is also responsible for fostering constructive relations between Executive and Non-executive Directors.

2.3 Roles of Chairman and Chief Executive Officer

The roles of Chairman and Chief Executive Officer are exercised by two different individuals and are clearly documented, as discussed in section 1.1.1 of this Statement. The Chairman does not have a history of employment with Brambles.

2.4 Nominations Committee

2.4.1 PURPOSE OF THE NOMINATIONS COMMITTEE

The objective of the Nominations Committee is to support and advise the Board in fulfilling its responsibilities to shareholders in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors.

2.4.2 CHARTER

A copy of the Nominations Committee's Charter giving full details of its duties and responsibilities can be found at www.brambles.com.

The Nominations Committee's Charter also sets out its composition, structure, membership requirements and the procedures for inviting non-members to attend meetings. The Committee is authorised to seek any information it requires from any Group employee or from any other source, including obtaining outside legal or other independent professional advice.

2.4.3 COMPOSITION OF THE NOMINATIONS COMMITTEE

The Nominations Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent. The members of the Nominations Committee are Graham Kraehe (Committee Chairman), Stephen Johns and Tony Froggatt.

Details of Nominations Committee meetings held during the Year and attendance at those meetings, are set out in the Directors' Report – Other Information on page 46.

2.4.4 RESPONSIBILITIES

The Nominations Committee discharges its responsibilities by meeting regularly throughout the year and, among other matters:

- assessing periodically the skills required to discharge competently the Board's duties, having regard to the strategic direction of the Group, and assessing the skills currently represented on the Board to determine whether those current skills meet the required skills identified;
- reviewing the structure, size and composition (including the balance of skills, knowledge and experience) of the Board and the effectiveness of the Board as a whole, and keeping under review the leadership needs of Brambles, both executive and non-executive, with a view to ensuring the continued ability of Brambles to compete effectively in the marketplace;
- preparing a description of the role and capabilities required for any Board appointment, identifying suitable candidates to fill Board vacancies as and when they arise and nominating candidates for the approval of the Board;
- ensuring that, in determining the process for the identification of suitable candidates for appointment:
  - a search is undertaken by an appropriately qualified independent third party acting on a brief prepared by the Committee which identifies the skills sought;
  - the search is international, extending to those countries in which candidates with the necessary skills would ordinarily be expected to be found; and
  - candidates are considered from a wide range of backgrounds;
- ensuring that, on appointment, Non-executive Directors receive a formal letter of appointment, setting out the time commitment and responsibilities envisaged in the appointment;
- on any re-appointment of a Non-executive Director on the conclusion of their specified term of office, undertaking a process of review of the retiring Non-executive Director's performance during the period from their appointment or most recent re-appointment, as the case may be, to the Board;
- reviewing annually the time commitment required of Non-executive Directors and carrying out performance evaluations to assess whether the Non-executive Directors are devoting enough time to fulfilling their duties; and
- giving full consideration to appropriate succession planning, satisfying itself that processes and plans are in place in relation to both Board (particularly for the key roles of Chairman and Chief Executive Officer) and other senior executive appointments.

2.4.5 SELECTION AND APPOINTMENT PROCESS AND RE-ELECTION OF DIRECTORS
The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level. This requires the Board to assess periodically the skills and expertise necessary to meet Brambles' demands. The Nominations Committee assists the Board in this process, which ordinarily involves the identification of the need for a new appointee and suitable candidates, the preparation of a brief including a description of the role and capabilities required and the engagement of independent recruitment organisations.

During the 2009 year, the Board recognised the need for a non-executive director with substantial international business experience and knowledge of the transport and logistics industries. As a result, John Mullen was appointed as a Non-executive Director in November 2009. During the second half of the Year, the Board, with the assistance of the Nominations Committee, conducted a review of its skills set (including its geographic experience). The Board will continue to seek to appoint new members in future years having regard to that review and to succeed existing Directors as they retire, ensuring an appropriate balance of skills and experience is maintained.

A Non-executive Director's formal letter of appointment (see section 1.1.3) sets out, among other things, the time commitment required and specifies that the Director should consult with the Chairman before accepting any additional commitments which may impact on their role. Any Non-executive Directors who are standing for election or re-election at the next AGM are asked to consider their other significant commitments and specifically acknowledge to Brambles that they will have sufficient time to meet what is expected of them as Directors of Brambles. Details of the number of Board and committee meetings held during the Year, and attendance at those meetings by each of the Directors and committee members, are set out in the Directors' Report – Other Information on page 46.

Directors are appointed for an unspecified term, but are subject to election by shareholders at the first general meeting after their initial appointment by the Board. No Director may serve for more than three years without being re-elected by shareholders. Re-appointment is not automatic. The Board reviews whether retiring Directors should stand for re-election, having regard to their performance and the contribution of their individual skills and experience to the desired overall composition of the Board.

The Non-executive Directors' formal letters of appointment confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

2.5 Process for evaluating the performance of the Board, its committees and Directors
The Board and its committees carry out both internal and external evaluations, with the form of evaluation being determined each year. For the Year, the Board undertook an internal evaluation of its performance as a whole and the performance of each of its committees as well as an evaluation of the performance of Luke Mayhew, the only Non-executive Director who is standing for re-election at the 2010 AGM.

The evaluations involved the completion of a questionnaire by each of the Directors and executive management on matters relevant to the performance of the Board, its committees and Luke Mayhew. The Board and committee reviews were subsequently presented to, and reviewed by, the Board and each committee respectively. The Chairman reviewed the results of Luke Mayhew's performance evaluation with him.

2.5.1 INDUCTION AND EDUCATION
Newly appointed Directors receive appropriate induction and training, specifically tailored to their needs. Appointees are provided with an information pack including governance policies and business information, taken to visit operating sites, hold meetings with major shareholders and receive presentations on Brambles' businesses and functions by its business unit leaders and functional heads.

On an ongoing basis, Directors participate in various seminars and conferences held by industry and professional bodies. In addition, Board meetings regularly include sessions on recent developments in governance and corporate matters, operational site visits and meetings with major customers.

2.5.2 ACCESS TO INFORMATION
The Board receives accurate, timely and clear information so that it may effectively discharge its duties and responsibilities. Where necessary, Directors seek clarification or request the provision of further information to assist with their decision-making processes. The Board committee charters document the committees' unrestricted rights to seek information from any Group employee or from any other source. Presentations to the Board are frequently made by senior executives.

2.5.3 THE BOARD AND THE COMPANY SECRETARY
The Board is assisted by the Company Secretary who, under the direction of the Chairman, is responsible for facilitating good information flows within the Board and its committees and between senior executives and Non-executive Directors, as well as the induction of new Directors and the ongoing professional development of all Directors. The Company Secretary is responsible for monitoring compliance with the Board's procedures and for advising the Board, through the Chairman, on all governance matters. All Directors have access to the advice and services of the Company Secretary, whose appointment and removal is a matter for the Board.

The Company Secretary is Robert Gerrard. His qualifications and experience are set out on page 45.

2.6 DIVERSITY
During the Year Brambles reviewed its diversity policy in the context of the 2010 amendments to the CGPR. An updated diversity policy will be launched in the first half of the 2011 year. Brambles is developing measurable gender objectives in line with the guidance provided in the CGPR.

PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

3.1 Establish a code of conduct
Brambles has a Code of Conduct, which provides an ethical and legal framework for all employees in the conduct of Brambles' business.

Brambles' Code of Conduct includes the following schedules:
- Corporate Social Responsibility Policy;
- Speaking Up Policy;
- Continuous Disclosure and Communications Policy;
- Group Guidelines for Serious Incident Reporting;
- Environmental Policy;
- Competition Compliance Policy;
- Health and Safety Policy;
- Securities Trading Policy;
- Risk Management; and
- Guidelines for Document Management.

The policies listed above set out the reporting responsibilities of specified individuals, or in some cases, all employees. The Audit Committee is responsible for monitoring compliance with the Speaking Up Policy and at each meeting receives a report on investigations into any matters raised under that policy. The Board also receives a copy of that report. A copy of the Code of Conduct is at www.brambles.com.

3.1.1 PURPOSE OF THE CODE OF CONDUCT
The Code of Conduct defines how Brambles relates to its shareholders, employees, customers, suppliers and the community. It includes Brambles' general principles on business integrity. All employees are expected to conduct business in accordance with the laws and regulations of the countries in which the business is located, and in a manner so as to enhance the reputation of Brambles.

3.1.2 APPLICATION OF THE CODE OF CONDUCT
The Code of Conduct has been translated into 17 languages, so that it can be used to form part of employees' terms and conditions of employment. Non-executive Directors are required to agree to comply with the Code of Conduct and to acknowledge that their performance assessments will include an element on conformity with the Code.

The Code of Conduct is not intended to be all-encompassing. There are areas in which Brambles expects its businesses to develop detailed policies in accordance with local requirements. The Code of Conduct provides a set of guiding principles that may be supplemented with additional local policies. It provides a common behavioural framework.

Brambles implements the Code of Conduct through a variety of induction and training programs. During the Year, ongoing training took place with the aim of enhancing employees' compliance with certain of the policies under the Code.

The Code of Conduct requires Brambles' contractors to adhere to Brambles' health and safety, environmental and serious incident reporting standards and requires consultants or professional advisers who are engaged to undertake work for the Group to comply with the Continuous Disclosure and Communications Policy.

3.2 Securities trading policy

Details of Brambles Limited securities held by Directors are set out on pages 39, 40 and 42. The Board has put in place a Securities Trading Policy covering dealings in securities by:
- Directors;
- senior executives;
- all individuals located in Brambles' Headquarters;
- any other person who is notified that they are subject to the policy from time to time; and
- their related persons,

(collectively Designated Persons).

The policy is designed to ensure that shareholders, customers and the international business community have confidence that Brambles' Directors and senior executives are expected to comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity. It can be found at www.brambles.com.

Under the Securities Trading Policy, Designated Persons are required to obtain approval before dealing in Brambles Limited's securities, and are prohibited from such dealing at certain times, other than in exceptional circumstances, and then only where the Designated Person declares that he or she does not possess any price sensitive, non-public information.

Any dealings in Brambles Limited securities by a Director or a member of the Executive Leadership Team must be reported to Brambles within two business days of effecting such dealings. The ASX is notified of Directors' transactions within applicable time limits.

The Securities Trading Policy applies to Brambles' equity-based awards under the incentive plans described in the Remuneration Report. The policy prohibits Designated Persons from acquiring financial products or entering into arrangements which have the effect of limiting exposure to the risk of price movements of Brambles securities.

The Securities Trading Policy also prohibits Designated Persons from using their securities in Brambles Limited as security for a margin loan.

Brambles takes compliance with the Securities Trading Policy seriously. A breach of the policy by any employee will be regarded as a breach of their conditions of employment and may result in termination.

PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

4.1 Establish an Audit Committee

Brambles confirms that, in accordance with ASX Listing Rule 12.7, it has had an Audit Committee throughout the Year.

4.1.1 PURPOSE OF THE AUDIT COMMITTEE
The objective and purpose of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities by:
- monitoring and reviewing:
  - the integrity of financial statements;
  - internal financial controls;
  - the objectivity and effectiveness of the internal auditors; and
  - the independence, objectivity and effectiveness of the external auditors;
- making recommendations to the Board in relation to the appointment or removal of the external auditors, the approval of their remuneration and the terms of their engagement, including the rotation of external audit engagement partners;
- assessing whether the Committee is satisfied that the independence of the external auditors has been maintained, having regard to any non-audit related services;
- reviewing and monitoring the policy on the engagement of the external auditors to supply non-audit services (set out in the Charter of Audit Independence, a copy of which can be found at www.brambles.com), taking into account relevant legal and ethical guidance regarding the provision of non-audit services by the external auditors; and

- reporting to the Board, identifying any matters relating to the above in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

4.2 Structure of the Audit Committee

4.2.1 COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee has three members and is chaired by Stephen Johns, an independent Director.

4.2.2 IMPORTANCE OF INDEPENDENCE

The Audit Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

4.2.3 TECHNICAL EXPERTISE

The Board considers that each of the members of the Audit Committee has recent and relevant financial and accounting experience and an understanding of accounting and financial issues relevant to the industries in which Brambles operates.

The members of the Audit Committee, including details of their relevant qualifications, are as follows:

- Stephen Johns had a long executive career with Westfield where he held a number of senior positions including that of Finance Director from 1985 to 2002. He is currently a non-executive director of Leighton Holdings Limited and the Westfield Group and Chairman of Spark Infrastructure Group. He holds a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Institute of Company Directors.
- Carolyn Kay is a director of CBA and an External Board Member of Allens Arthur Robinson. She has had extensive experience in international finance at Morgan Stanley in London and Melbourne, JP Morgan in New York and Melbourne and Linklaters & Paines in London. Carolyn holds Bachelor degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. She is a Fellow of the Australian Institute of Company Directors.
- Brian Schwartz is the Deputy Chairman and a non-executive director of Insurance Australia Group Limited and a non-executive director of the Westfield Group. He had a long career at Ernst & Young, holding a number of senior positions including that of CEO Ernst & Young Australia from 1998 to 2004. He is a Fellow of the Institute of Chartered Accountants in Australia.

Stephen Johns, Carolyn Kay and Brian Schwartz were members of the Committee throughout the Year; David Gosnell, a former independent Non-executive Director of Brambles, was a member of the Committee during the Year until his retirement from the Board on 31 March 2010. He is the Managing Director of Global Supply and Procurement for Diageo plc and holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, England.

4.3 Audit Committee Charter

4.3.1 CHARTER

The Audit Committee has a Charter which includes its duties and responsibilities, composition, structure, membership requirements, authority, access rights and sets out a procedure for inviting non-members to attend its meetings. The Charter requires the Audit Committee to meet with internal and external auditors at least once a year without executive management being present. A copy of the Audit Committee's Charter, which is reviewed annually, can be found at www.brambles.com.

4.3.2 RESPONSIBILITIES

The Audit Committee discharges its responsibilities by meeting regularly throughout the year and, among other matters:

- reviewing, and challenging where necessary, the actions and judgment of management in relation to full year and half year financial reports and other announcements relating to those reports prepared for release to the ASX, regulators and the public, before making appropriate recommendations to the Board;
- reviewing the audit plans of the internal auditors, including the scope and materiality level of their audits; monitoring compliance with, and the effectiveness of, the audit plans of the internal auditors; reviewing reports from the internal auditors on their audit findings, management responses and action plans in relation to those findings, and reports from the internal auditors on the implementation of those action plans; and facilitating an open avenue of communication between the internal auditors, the external auditors and the Board;
- reviewing the audit plans of the external auditors, including the nature, scope, materiality level and procedures of their audits; monitoring compliance with, and the quality and effectiveness of, the audit plans of the external auditors; and reviewing reports from the external auditors in relation to their major audit findings, management responses and action plans in relation to those findings, and reports from the external auditors on the implementation of those action plans; and
- reviewing and recommending to the Board the fees payable to the external auditors, monitoring compliance with the Charter of Audit Independence and pre-approving the performance by the external auditors of any non-audit related work and any proposed fees to be paid to the external auditors for that work, for which its approval is required by the Charter of Audit Independence. The Charter divides non-audit work into three categories: work which must be approved by the Chief Financial Officer (if fees will fall below specified limits); work which must be approved by the Audit Committee; and work which is prohibited. Prior consultation with, and approval of the Chief Financial Officer or Audit Committee, as prescribed by the Charter, is required whenever management recommends that the external auditors undertake non-audit work. Internal accounting, valuation services, actuarial services and internal audit services must not be performed by the external auditors.

The Audit Committee is also responsible for monitoring the Brambles Speaking Up Policy, that it is communicated properly and complied with throughout Brambles, and for monitoring that appropriate protection against victimisation and dismissal is given to Brambles employees who make certain disclosures in the public interest.

4.3.3 MEETINGS

Details of the number of Audit Committee meetings held during the Year, and attendance at those meetings, are set out in the Directors' Report – Other Information on page 46. Minutes of meetings are included in the papers for subsequent Board meetings.

4.3.4 REPORTING
The Chairman of the Audit Committee reports to the Board on the Committee's proceedings and on all matters relevant to the Committee's duties and responsibilities.

4.4 EXTERNAL AUDITOR
PricewaterhouseCoopers has been engaged by the Board to act as external auditors to Brambles since the 2002 financial year. Under the terms of engagement, the Australian audit engagement partner will rotate every five years.

The Audit Committee is responsible for making recommendations on the selection, appointment, evaluation and removal of external auditors, setting fees and ensuring that the external auditors' engagement partners are rotated at appropriate intervals.

PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE

5.1 Establish a continuous disclosure policy

Brambles is committed to the promotion of investor confidence by taking steps within its power to ensure that trading in its securities occurs in an efficient and informed market. Brambles recognises the importance of effective communication as a key part of building shareholder value and that, to prosper and achieve growth, it must, among other matters, earn the trust of shareholders, employees, customers, suppliers and communities, by being open in its communications and consistently delivering on its commitments.

The Board has adopted a Continuous Disclosure and Communications Policy to:
- reinforce Brambles' commitment to the continuous disclosure obligations imposed by law and to describe the processes implemented by it to ensure compliance;
- outline Brambles' corporate governance standards and related processes and ensure that timely and accurate information about Brambles is provided equally to all shareholders and market participants; and
- outline Brambles' commitment to communicating effectively with shareholders and encouraging shareholder participation in shareholder meetings.

The Continuous Disclosure and Communications Policy takes into account the matters listed in Box 5.1 of the CGPR. A copy can be found at www.brambles.com.

To achieve the above objectives and satisfy regulatory requirements, the Board provides information to shareholders and the market in several ways:
- significant announcements are released directly to the market via the ASX. Copies of these announcements are immediately placed on www.brambles.com.
- Brambles conducts investor and analyst briefings as a part of its investor relations programme. No new materials or price sensitive information is provided at those briefings unless it has been previously or is simultaneously released to the market. Presentation materials are placed on Brambles' website.
- www.brambles.com contains further information about Brambles and its activities, including copies of recent interim and annual reports and recordings of the most recent presentations to analysts.

5.1.1 COMMENTARY ON FINANCIAL RESULTS
The Audit Committee Charter requires the Committee to review the clarity of financial reports.

A review of operations and activities for the Year is included on pages 4 to 11. Presentations of the full and half year results are made to the investment community immediately after they are released to the market. Live webcasts of these presentations are transmitted via, and presentation materials are placed on, the Brambles website.

5.1.2 ELIMINATING SURPRISE ON TERMINATION ENTITLEMENTS
Details of the termination entitlements of Brambles' Chief Executive Officer, Chief Financial Officer and other Key Management Personnel are disclosed on pages 36 and 37 of the Directors' Report – Remuneration Report.

PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS

Shareholders play an important role in the governance of Brambles by electing the Board, whose task it is to govern on their behalf.

The Chairman regularly meets major investors to understand their issues and concerns and discuss particular matters relating to Brambles' governance and strategy. The Chief Executive Officer, Chief Financial Officer and other senior executives meet major investors to understand their issues and concerns and discuss company performance and strategy. No new material or price sensitive information is provided at such meetings. Other Non-executive Directors may attend meetings with major investors and will attend them if requested. The Chairman reports to the Board on the matters discussed at meetings with major investors and copies of relevant correspondence are included in the Board papers. Executive management provide information on shareholder activity and trading to the Board, along with shareholder feedback and copies of analysts' reports.

As a new shareholder communications initiative, a newsletter on the half year results and executive management changes was produced and sent to shareholders in April 2010.

6.1 Establish a communications policy

As disclosed in section 5.1, the Board has adopted a Continuous Disclosure and Communications Policy, which outlines Brambles' commitment to communicating effectively with shareholders and encouraging shareholder participation in shareholder meetings. A copy can be found at www.brambles.com.

6.1.1 ELECTRONIC COMMUNICATION
Brambles takes all of the measures to make effective use of electronic communication that are outlined in Box 6.1 of the CGPR.

Brambles posts a copy of all announcements made to the ASX on www.brambles.com. On release, significant announcements are highlighted in the "Latest News" area on the home page of the website.

Presentations to investors, analysts or media during briefings and copies of speeches and presentations made by the Chairman and Chief Executive Officer at general meetings are released as regulatory announcements and posted on www.brambles.com after release. Briefings and general meetings are also webcast live, via www.brambles.com.

All of the ASX regulatory releases and notices of meetings that Brambles Limited has published since it was listed in December 2006 are available on www.brambles.com, as are several years' history of such documents relating to BIL, prior to Unification.

Shareholders are asked to elect whether they would like to receive shareholder communications in printed form or provide an email address and be sent an electronic notification when a communication is available on www.brambles.com, instead of a hard copy. Shareholders who do not respond are sent a printed notification of availability of the annual report and hard copies of all other communications. Shareholders may electronically appoint proxies and lodge proxy instructions for items of business to be considered at general meetings, or have the option of lodging direct votes.

6.1.2 MEETINGS
AGMs provide an opportunity for the Board to communicate with investors, through presentations on Brambles' businesses and current trading. Shareholders are encouraged to attend AGMs and to participate and use the opportunity to ask questions on any matter.

To make better use of the limited time available, shareholders are invited to register questions and issues of concern prior to AGMs. This can be done either by completing the relevant form accompanying the notices convening the meetings or by emailing Brambles at shareholderquestions@brambles.com. Answers to frequently asked questions are given during presentations to AGMs. Shareholders may also ask questions at AGMs without having registered their questions in this manner.

6.1.3 COMMUNICATION WITH BENEFICIAL OWNERS
Beneficial owners of shares, investors or members of the public are encouraged to register for free email alerts, so that they may stay up to date on major news announcements made by Brambles. There is a link to the Email Alerts registration area of the website on the home page of www.brambles.com. Users of the Email Alerts service may customise the types of announcements that they receive.

6.1.4 WEBSITE
Brambles encourages shareholders to make full use of www.brambles.com and to provide an email address to the share registry so that they may be sent email notifications when shareholder communications are available. Brambles believes shareholders benefit from electronic communication as they receive information promptly and have the convenience and security of electronic delivery. Electronic communication is also environmentally friendly and generates cost savings.

PRINCIPLE 7: RECOGNISE AND MANAGE RISK

7.1 Establish policies for the oversight and management of material business risks

7.1.1 RISK MANAGEMENT POLICIES
The Board is responsible for the establishment, and reviewing the effectiveness of the Group's system of internal control and risk management. During the Year, the Board was supported in this role by management, in particular by the Group Risk Committee, the Audit Committee (in relation to financial reporting risks) and the Group's internal audit function. The Group Risk Committee's responsibilities are described in section 7.2.3 of this Statement. The Audit Committee's responsibilities are described in section 4.3.2 of this Statement.

Each business unit has a risk and control committee, which conducts an in-depth review of the business unit's risk profile. These profiles underpin the Group-level risk profile. The business unit risk profiles and accompanying mitigation plans were evaluated by Group Presidents, senior management at Brambles Headquarters, the Group Risk Committee and the Board. Legal obligations and the reasonable expectations of stakeholders, such as shareholders, customers, employees, subcontractors, suppliers and the community in general were taken into account when preparing and updating mitigation plans.

During the Year, a comprehensive review of the internal control and risk management system was carried out. This resulted in the adoption of a new risk management framework which took effect on 1 July 2010. Details of the new framework are set out in section 7.2.1.

7.2 Reporting on effective management of material business risks

7.2.1 RISK MANAGEMENT AND INTERNAL CONTROL SYSTEM
Management is responsible for the development, implementation and management of systems that:
- identify, assess and manage risks in an effective and efficient manner;
- enable decisions to be based on a comprehensive view of the reward-to-risk balance;
- provide greater certainty of the delivery of objectives; and
- satisfy the Group's corporate governance requirements.

These systems are designed to limit the risk of failure to achieve business objectives. It must be recognised, however, that internal control and risk management systems can provide only reasonable, and not absolute, assurance against the risk of material loss.

Key elements of Brambles' internal control systems include:
- a Code of Conduct that sets out an ethical and legal framework for all employees in the conduct of Brambles' business;
- financial systems to provide timely, relevant and reliable information to management and to the Board;
- appropriate formalised delegations and limits of authority consistent with Brambles' objectives;
- biannual management declarations at country, regional and global levels confirming, among other matters, the adequacy of internal control procedures, the effectiveness of risk management systems and compliance with the Code of Conduct and all regulatory and statutory requirements;
- an internal audit function, described in section 7.2.2 of this Statement;
- a risk management function;
- a risk and control committee for each of its business units; and
- other sources of independent assurance, such as environmental audits, occupational health and safety audits and reports from the external auditors.

During the Year, the biannual management declarations process was reviewed. The questionnaires sent to management were simplified with the aim of improving the quality of responses and focusing on financial controls. A web-based system was developed to enable the questionnaires to be completed more easily and to facilitate rigorous tracking across periods.

82-5205

The key elements of Brambles' business risk management systems during the Year are set out below:

Risk control – risks to the achievement of business objectives were identified through a process of examination between the Group Risk Committee, Brambles' risk management team, the business unit Group Presidents, business unit risk and control committees and functional process owners. Key business risks were also identified and analysed during regular management reporting and discussions. The identified risks were assessed in terms of their underlying causes, business consequences, external variables, current internal control effectiveness, likelihood of occurrence, overall risk priority and risk mitigation status. The resulting net risk and control profiles were presented to the Board, together with a risk improvement program designed to increase the effectiveness of controls and manage the overall level of risk. This process formed part of the Board's annual review of the effectiveness of the systems of internal control.

Risk monitoring – there was regular reporting of key risk events, such as safety incidents, litigation and serious incidents (as defined in the Code of Conduct). In addition to regular monitoring by the Group Risk Committee and Brambles' risk management team, risks and controls were reassessed by business unit risk and control committees on at least a biannual basis. The outcome of those assessments and details of progress in implementing risk improvement programs were signed off by Group Presidents and reported to the Group Vice President, Risk and Audit. In addition, a report on the effectiveness of the management of business risks was provided to the Group Risk Committee and the Board. The effectiveness of specific business risk controls and risk improvement programs were also periodically reviewed by internal audit as part of the FY10 internal audit program, and the results reported to the Audit Committee.

During the Year, the Board reviewed the effectiveness of the internal control and risk management systems and will continue to do so on an ongoing basis by:

- considering and approving the budget and forward plan of each business;
- reviewing detailed monthly reports on business performance and trends;
- setting limits on delegated authority;
- receiving regular reports on Brambles' treasury activities, and reviewing treasury guidelines, limits and controls;
- conducting the review of Brambles' risk profiles, as described in section 7.1.1 of this Statement;
- receiving twice-yearly reports from the Group Risk Committee (and, from 1 July 2010, from the Executive Leadership Team) on the effectiveness of internal control and risk management systems for Brambles' material business risks, being the report required by Recommendation 7.2 of the CGPR;
- receiving twice-yearly written assurances from the Chief Executive Officer and Chief Financial Officer, as described in section 7.3 of this Statement; and
- receiving reports from the Audit Committee, which has a responsibility to assist the Board in reviewing internal financial controls.

New Risk Management Framework

During the Year, management continued to take actions to improve the risk management and internal control system. In particular, a comprehensive review of that system was carried out. This resulted in the adoption of a new risk management framework which took effect on 1 July 2010. The objectives of the new risk management framework are as follows:

- to incorporate effective risk management as part of Brambles' strategic planning process;
- to require business operating plans to address the effective management of key risks;
- to develop internal audits plans to concentrate efforts on providing assurance on the viability and value of risk mitigation/management processes;
- to embed a stronger risk management culture;
- to improve allocation of capital to reflect business risks;
- to seek competitive advantage through increased certainty of achieving agreed organisational and business objectives; and
- to continue to fulfil governance requirements for risk management.

To strengthen the relationship between risk management and strategic and operational planning, from 1 July 2010, the Chief Executive Officer, through the Executive Leadership Team (see section 1.1), has principal responsibility for risk management. A Brambles Headquarters risk and control committee has also been established. It is chaired by the Chief Financial Officer and its members include key functional heads. The Executive Leadership Team will be supported by the Group Vice President, Risk and Audit and all risk and control committees now report to it. The changes to the risk management structure introduced by the new framework replace the risk management and reporting role of the Group Risk Committee.

7.2.2 INTERNAL AUDIT FUNCTION

The internal audit function is independent of the external auditor. Brambles' internal audit function carries out risk-based audits under an annual plan approved by the Audit Committee. The internal audit team makes an independent appraisal of the adequacy and effectiveness of Brambles' risk management and internal control system, to provide assurance to the Audit Committee and the Board.

The head of internal audit has direct access to the Chairman of the Audit Committee. Both the Audit Committee and the internal audit team have unrestricted access to management and the right to seek information and explanations.

7.2.3 GROUP RISK COMMITTEE

The Group Risk Committee was a management committee. During the Year, it assisted the Board in fulfilling its responsibilities to review Brambles' policies on risk oversight and management and to satisfy itself that management has developed and implemented a sound system of risk management and internal control.

The Committee members were Greg Hayes (Chief Financial Officer and Committee Chairman), senior executives from each business unit and from Brambles' accounting, risk and internal audit, legal and secretarial functions. A copy of the Group Risk Committee's Charter can be found at www.brambles.com.

With the adoption of the new risk management framework, from 1 July 2010, the Group Risk Committee's risk management and reporting role has been assumed by the Executive Leadership Team, supported by the Group Vice President, Risk and Audit. Further details are in section 7.2.1.

7.3 Chief Executive Officer and Chief Financial Officer declaration
The Board receives written assurances from the Chief Executive Officer and Chief Financial Officer that the declaration provided under section 295A of the Corporations Act 2001 (Cth) (Act) is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks. The Board receives these assurances in advance of approving both the annual and interim financial statements.

PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY

8.1 Establish a remuneration committee

8.1.1 PURPOSE OF THE REMUNERATION COMMITTEE
The objective and purpose of the Remuneration Committee is to assist the Board in establishing remuneration policies and practices which:
- enable Brambles to attract and retain executives and Directors who will create value for shareholders;
- fairly and responsibly reward executives having regard to the performance of Brambles, the performance of the executive and the general remuneration environment; and
- comply with the provisions of the ASX Listing Rules and the Act.

8.1.2 CHARTER
The Remuneration Committee has a Charter which includes its duties and responsibilities, composition, structure, membership requirements, authority, access rights and sets out a procedure for inviting non-members to attend its meetings. A copy of the Remuneration Committee's Charter, which is reviewed annually, can be found at www.brambles.com.

8.1.3 COMPOSITION OF REMUNERATION COMMITTEE
The Remuneration Committee is comprised entirely of Non-executive Directors, all of whom are independent. The four members of the Remuneration Committee are Luke Mayhew (Committee Chairman), Tony Froggatt, Graham Kraehe and John Mullen. The Remuneration Committee meets at least three times a year. Details of the number of Remuneration Committee meetings held during the Year and attendance at those meetings, are set out in the Directors' Report – Other Information on page 46.

8.1.4 RESPONSIBILITIES OF THE REMUNERATION COMMITTEE
The Remuneration Committee discharges its responsibilities by meeting regularly throughout the year and, among other matters:
- determining and agreeing with the Board the broad policy for the remuneration of the Chairman of the Board, the Chief Executive Officer and other members of the senior executive team, and reviewing the ongoing appropriateness and relevance of the executive remuneration policy;
- determining the remuneration for the Executive Directors and the Company Secretary, reviewing the proposed remuneration for the senior executive team, ensuring that contractual terms on termination, and any payments made, are fair to the individual and Brambles, that failure is not rewarded and that the duty to mitigate loss is fully recognised, and, in determining such packages and arrangements, giving due regard to all relevant regulations and associated guidance;
- insofar as they impact on the Executive Directors and the senior executive team, approving the design of, and determining targets for, all cash-based executive incentive plans, and approving the total proposed payments from all such plans;
- keeping all equity-based plans under review in the light of legislative, regulatory and market developments, determining each year whether awards will be made under such plans and whether there are exceptional circumstances which allow awards at other times, approving total proposed awards under each plan, and approving awards to Executive Directors and reviewing awards made to the senior executive team;
- annually reviewing and taking account of the remuneration trends across Brambles in its main markets, and advising on any major changes in employee benefit structures throughout Brambles;
- reviewing the funding and performance of Brambles' retirement plans and reporting to the Board; and
- selecting, appointing and setting the terms of reference for external remuneration consultants who advise the Committee in respect of the remuneration of the Executive Directors.

8.1.5 REMUNERATION POLICY
Details of Brambles' remuneration policy can be found in the Directors' Report – Remuneration Report on pages 31, 32, 33 and 41.

The remuneration of the Chairman of Brambles is determined by the Remuneration Committee. The remuneration of the other Non-executive Directors is determined by the Executive Directors, with the Non-executive Directors taking no part in the discussion or decision relating to their remuneration. In setting remuneration, advice is sought from external remuneration consultants.

During the Year, the Committee monitored the Productivity Commission's recommendations on executive remuneration and the Government's response to those recommendations. The Committee anticipates that Brambles will be well placed to comply with the expected legislative changes in FY11.

8.2 Comparison of remuneration structures
There is a clear distinction between the structure of Non-executive Directors' remuneration and that of the Executive Directors and executive management. Brambles has taken account of the guidelines for executive remuneration packages in Box 8.1 of the CGPR and the guidelines for non-executive director remuneration in Box 8.2 of the CGPR. Further details can be found in the Directors' Report – Remuneration Report on pages 31, 32, 33 and 41.

The following checklist summarises Brambles' compliance with the CGPR and contains cross references to the sections of this Statement and to the exact location of information disclosed at www.brambles.com.

PRINCIPLE/RECOMMENDATION		REFERENCE
PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT		
Recommendation 1.1	Role of the board and management	Corporate Governance Statement: 1.1
Recommendation 1.2	Performance evaluation of senior executives	Corporate Governance Statement: 1.2
Recommendation 1.3	Companies should provide the following information in the corporate governance statement:	
	– an explanation of any departures from Recommendations 1.1, 1.2 or 1.3	Not applicable
	– whether a performance evaluation for senior executives has taken place in the reporting period and whether it was in accordance with the process disclosed	Corporate Governance Statement: 1.2
	A statement of matters reserved for the board, or the board charter or the statement of areas of delegated authority to senior executives should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section	www.brambles.com See "Corporate Governance", "Board of Directors", "Role of the Board".
PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE		
Recommendation 2.1	Independent directors	Corporate Governance Statement: 2.1
Recommendation 2.2	Independent chairman	Corporate Governance Statement: 2.2
Recommendation 2.3	Roles of chairman and chief executive officer	Corporate Governance Statement: 2.3
Recommendation 2.4	Nomination committee	Corporate Governance Statement: 2.4
Recommendation 2.5	Process for evaluating the performance of the board, its committees and directors	Corporate Governance Statement: 2.5
Recommendation 2.6	Companies should provide the following information in the corporate governance statement:	Corporate Governance Statement:
	– the skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report	2
	– the names of the directors considered by the board to constitute independent directors and the company's materiality thresholds	2.1.2
	– the existence of any of the relationships listed in Box 2.1 and an explanation of why the board considers a director to be independent, notwithstanding the existence of those relationships	2.1.2
	– a statement as to whether there is a procedure agreed by the board for directors to take independent professional advice at the expense of the company	2.1.1
	– the period of office held by each director in office at the date of the annual report	2
	– the names of members of the nomination committee and their attendance at meetings of the committee, or where a company does not have a nomination committee, how the functions of a nomination committee are carried out	2.4.3 and Directors' Report – Other Information, page 46.
	– whether a performance evaluation for the board, its committees and directors has taken place in the reporting period and whether it was in accordance with the process disclosed	2.5
	– an explanation of any departures from Recommendations 2.1, 2.2, 2.3, 2.4, 2.5 or 2.6	Not applicable
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:	
	– a description of the procedure for the selection and appointment of new directors and the re-election of incumbent directors	www.brambles.com See "Corporate Governance", "Board of Directors", "Board Succession Planning and Renewal".
	– the charter of the nomination committee or a summary of the role, rights, responsibilities and membership requirements for that committee – the board's policy for the nomination and appointment of directors	www.brambles.com See "Corporate Governance", "Committees of the Board", "Nominations Committee".

PRINCIPLE/RECOMMENDATION		REFERENCE
PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING		
Recommendation 3.1	Establish a code of conduct	Corporate Governance Statement: 3.1
Recommendation 3.2	Securities trading policy	Corporate Governance Statement: 3.2
Recommendation 3.3	Companies should provide the following information in the corporate governance statement:	
	– an explanation of any departures from Recommendations 3.1, 3.2 or 3.3	Not applicable
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:	
	– any applicable code of conduct or a summary – the trading policy or a summary	www.brambles.com See "Corporate Governance", "Other", "Brambles Code of Conduct" (which incorporates the Securities Trading Policy as Schedule 8).
PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING		
Recommendation 4.1	Establish an audit committee	Corporate Governance Statement: 4.1
Recommendation 4.2	Structure of the audit committee	Corporate Governance Statement: 4.2
Recommendation 4.3	Audit committee charter	Corporate Governance Statement: 4.3
Recommendation 4.4	Companies should provide the following information in the corporate governance statement:	
	– the names and qualifications of those appointed to the audit committee and their attendance at meetings of the committee, or, where a company does not have an audit committee, how the functions of an audit committee are carried out – the number of meetings of the audit committee	Corporate Governance Statement: 4.3 and Directors' Report – Other Information, page 46.
	– an explanation of any departures from Recommendations 4.1, 4.2, 4.3 or 4.4	Not applicable
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:	
	– the audit committee charter – information on procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners	www.brambles.com See "Corporate Governance", "Committees of the Board", "Audit Committee".
PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE		
Recommendation 5.1	Establish a continuous disclosure policy	Corporate Governance Statement: 5.1
Recommendation 5.2	Companies should provide the following information in the corporate governance statement:	
	– an explanation of any departures from Recommendations 5.1 or 5.2	Not applicable
	The policies or a summary of those policies designed to guide compliance with Listing Rule disclosure requirements should be made publicly available, ideally by posting them to the company's website in a clearly marked corporate governance section	www.brambles.com See "Corporate Governance", "Other", "Brambles Code of Conduct" (which incorporates the Continuous Disclosure and Communications Policy as Schedule 3).
PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS		
Recommendation 6.1	Establish a communications policy	Corporate Governance Statement: 6.1
Recommendation 6.2	Companies should provide the following information in the corporate governance statement:	
	– an explanation of any departures from Recommendations 6.1 or 6.2	Not applicable
	The company should describe how it will communicate with its shareholders publicly, ideally by posting this information on the company's website in a clearly marked corporate governance section	www.brambles.com See "Corporate Governance", "Other", "Brambles Code of Conduct" (which incorporates the Continuous Disclosure and Communications Policy as Schedule 3).

PRINCIPLE/RECOMMENDATION		REFERENCE
PRINCIPLE 7: RECOGNISE AND MANAGE RISK		
Recommendation 7.1	Establish policies for the oversight and management of material business risks	Corporate Governance Statement: 7.1
Recommendation 7.2	Reporting on effective management of material business risks	Corporate Governance Statement: 7.2
Recommendation 7.3	Chief Executive Officer and Chief Financial Officer declaration	Corporate Governance Statement: 7.3
Recommendation 7.4	Companies should provide the following information in the corporate governance statement:	
	– an explanation of any departures from Recommendations 7.1, 7.2, 7.3 or 7.4	Not applicable
	– whether the board has received the report from management under Recommendation 7.2	Corporate Governance Statement: 7.2
	– whether the board has received assurance from the chief executive officer (or equivalent) and the chief financial officer (or equivalent) under Recommendation 7.3	Corporate Governance Statement: 7.3
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:	
	– a summary of the company's policies on risk oversight and management of material business risks	www.brambles.com See "Corporate Governance", "Risk Management".
PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY		
Recommendation 8.1	Establish a remuneration committee	Corporate Governance Statement: 8.1
Recommendation 8.2	Comparison of remuneration structure	Corporate Governance Statements: 8.1.2 and Directors' Report – Remuneration Report pages 31, 32, 33 and 41.
Recommendation 8.3	Companies should provide the following information in the corporate governance statement:	
	– the names of the members of the remuneration committee and their attendance at meetings of the committee, or where a company does not have a remuneration committee, how the functions of a remuneration committee are carried out	Corporate Governance Statement: 8.1.3 and Directors' Report – Other Information, page 46.
	– the existence and terms of any schemes for retirement benefits, other than superannuation, for non-executive directors	Not applicable
	– an explanation of any departures from Recommendations 8.1, 8.2 or 8.3	Not applicable
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:	
	– the charter of the remuneration committee or a summary of the role, rights, responsibilities and membership requirements for that committee	www.brambles.com See "Corporate Governance", "Committees of the Board", "Remuneration Committee".
	– a summary of the company's policy on prohibiting entering into transactions in associated products which limit the economic risk of participating in unvested entitlements under any equity-based remuneration schemes	www.brambles.com See "Corporate Governance", "Other", "Brambles Code of Conduct" (which incorporates the Securities Trading Policy as Schedule 8).

DIRECTORS' REPORT – REMUNERATION REPORT

Last year, in recognition of the tough market conditions, Brambles' financial performance and the need to tightly control costs, the Company took the following actions:

- executive salaries were frozen for financial year 2010;
- salaries below the Executive Leadership Team were also frozen, with small increases at lower levels being limited to any exceptional performers who were paid below market level; and
- short term bonuses, if awarded at all, were extremely modest and significantly lower than in previous years.

In the past year Brambles has continued to have a strong focus on cost control and bonus and share awards for 2010 under Brambles' Short Term Incentive plan have reflected the Company's performance. All outstanding Long Term Incentive awards will require improved performance to vest.

The year did see significant changes to Brambles' executive leadership, including the appointment of a new Chief Executive Officer, Tom Gorman, the former Group President, CHEP EMEA and a new Chief Financial Officer, Greg Hayes. All new executive appointments were considered by the Remuneration Committee and we are comfortable that the remuneration is reasonable, appropriate and in line with similar roles elsewhere.

During the year a number of senior executives left the business. These were managed under the provisions of the relevant employment contracts.

After four years of no change, the Chairman initiated a review of Non-executive Director fees to ensure they properly reflected local market rates and the appropriate relativity between his fees and those of other Non-executive Directors. Increases in Non-executive Directors' fees will be largely offset by a reduction in the Chairman's fees.

In 2011 we will revisit Brambles' remuneration policy to ensure that there continues to be a close alignment between executive reward and the delivery of key business objectives, and that there are effective incentives and rewards for the delivery of strong sustainable returns for shareholders. Meanwhile I believe that this Remuneration Report demonstrates that the current incentive arrangements, which were approved by shareholders in 2008, have proved to be fit for purpose in a difficult economic environment as well as being in line with recent government regulation.

Finally we have further simplified the Remuneration Report. It remains challenging to do that and to also ensure all formal disclosures are properly included. I believe this is another step in the right direction.

LUKE MAYHEW
Non-executive Director and
Chairman of the Remuneration Committee

CONTENTS

1. BACKGROUND

This Remuneration Report includes information on Brambles' Executive Directors, Non-executive Directors, and other Group executives whose details are required to be disclosed (Disclosable Executives).

Disclosable Executives include those persons having authority and responsibility for planning, directing and controlling the activities of the Group, and who, for some or all of the year ending 30 June 2010 (Year), have been a member of the Executive Leadership Team (ELT) of Brambles (Key Management Personnel).

This report includes all disclosures required by the Corporations Act 2001 (Cth) (Act), regulations made under that Act, and Australian Accounting Standard AASB 124: Related Party Disclosures. The disclosures required by section 300A of the Act have been audited. Disclosures required by the Act cover both Brambles Limited (Company) and the Group.

2. REMUNERATION COMMITTEE

The Remuneration Committee (Committee) operates under delegated authority from Brambles' Board. The Committee's responsibilities include recommending overall remuneration policy to the Board, approving the remuneration arrangements for the Executive Directors, the ELT and the Company Secretary and reviewing the remuneration policy and individual arrangements for other executives.

More detail on the Remuneration Plan and the Committee's membership, Charter, activities and advisers, can be found on the Brambles website at www.brambles.com under "Corporate Governance", "Committees of the Board", "Remuneration Committee".

3. REMUNERATION POLICY AND STRUCTURE

The Board has adopted a remuneration policy for the Group which is consistent with its business objectives and designed to attract and retain high calibre executives, align executive rewards with the creation of shareholder value, and motivate executives to achieve challenging performance levels.

When setting and reviewing remuneration levels for the Executive Directors and other members of the ELT, the Committee considers the experience, responsibilities and performance of the individual and takes into account market data relevant to the individual's role and location, as well as Brambles' size, geographic spread and complexity. The Group's remuneration policy is to pay at the median level of remuneration for target capability and performance and to provide upper quartile rewards for outstanding capability and performance.

DIRECTORS' REPORT – REMUNERATION REPORT CONTINUED

The structure of Brambles' current incentive arrangements was approved by shareholders at the 2008 Annual General Meeting. These plans received a 96% vote in favour and amended the previous long term incentive plans approved by shareholders in 2006. The Board made a minor amendment to the 2006 Share Plan rules in 2009. This change stipulates that executives who leave the Company under certain circumstances, such as retirement or redundancy, would not receive accelerated vesting of their STI Share Awards and would instead need to wait until the completion of the three-year performance period to receive any awards.

Remuneration is divided into those components which are not directly linked to target capability and company performance (that is, they are "Fixed"), and those components which are variable and are directly linked to Brambles' financial performance and the delivery of personal and safety objectives (that is, they are "At Risk").

3.1 Fixed remuneration

Fixed remuneration generally consists of base salary and benefits. However, as is common elsewhere, the Chief Executive Officer, who is based in Australia, is provided with an annual Total Fixed Remuneration (TFR) amount and has flexibility as to the precise mixture of cash and benefits he receives within that amount. This may include motor vehicles, club membership, and disability and life insurance. Executives who are not covered by TFR may receive similar benefits in addition to their base salary.

As a global group, Brambles operates an international mobility policy which can include the provision of housing, payment of relocation costs and other location adjustment expenses where appropriate.

3.2 At Risk remuneration

In addition to those elements of remuneration which are Fixed, a significant element of executives' total potential reward is required to be At Risk. This means that an individual's maximum potential remuneration may be achieved only in circumstances where they have met challenging objectives in terms of Brambles' overall financial performance and sustainable returns for all shareholders. The proportion of executives' remuneration packages at risk is illustrated in section 3.3.

At Risk remuneration is provided to Brambles' executives through short term incentive (STI) and long term incentive (LTI) arrangements. All the incentive plans under which awards to Executive Directors and the Disclosable Executives are still to vest or be exercised are summarised in sections 7.2 and 7.3.

Brambles' At Risk remuneration includes three different types of award, an STI cash award, STI share award and an LTI share award.

Total Shareholder Return (TSR) measures the returns that a company has provided for its shareholders, reflecting share price movements and reinvestment of dividends over a specified period. Definitions of BVA, TSR, and Compound Annual Growth Rate (CAGR) and the methods by which they are calculated are included in the Glossary on pages 119 to 120.

The manner in which the awards operate is summarised in the following diagram:


STI CASH AWARD
Size determined by performance against Key Performance Indicators (see section 4.1 for details) for the Year.
=
STI SHARE AWARD
Size normally derived from size of STI cash award.
Awards vest subject to continued employment at 3rd anniversary of grant.
LTI SHARE AWARD
Size calculated as % of salary/TFR.
TSR – Out performance of median ranked company.
Full vesting for out performance of 25%.
Sales revenue CAGR with BVA hurdle.
↑ Start of Financial Year 1
End of ↑ Financial Year 3
PERFORMANCE PERIOD

The market value at the date of grant of all equity awards made to any person in any financial year should not normally (and did not during the Year) exceed two times their TFR or equivalent. The STI and LTI share awards have a maximum life of six years from grant date.

Brambles' Securities Trading Policy applies to awards granted under the incentive arrangements described above. That policy prohibits designated persons from acquiring financial products or entering into arrangements which have the effect of limiting exposure to the risk of price movements of Brambles securities. It is a condition of senior executives' employment contracts that they are required to comply with all Brambles policies (including the Securities Trading Policy). Management declarations are obtained twice yearly and include a statement that all policies have been complied with.

More detailed information on Brambles' current incentive arrangements is set out in section 4, and in the relevant plan rules, which can be found on the Brambles website.

3.3 Remuneration packages – Fixed vs. At Risk

Brambles' executive remuneration mix is heavily tied to performance. At Risk remuneration is performance based and is made up of short term and long term incentives. It represents approximately 65-70% of the executive's remuneration package (based on target performance for STI and using the fair market value for share awards).

The following bar graph illustrates the remuneration mix. It shows the potential remuneration mix if an executive hits all targets and the mix based on actual payments, including STI cash awards made in respect to the Year, and STI and LTI share awards that vested during the Year. Share awards that vested during the Year were granted as at 29 August 2007. As shown in the following graph, the actual remuneration of executives is between 41% and 68% less than the potential, due to low STI payments and LTI share awards not vesting during the Year.



100%
80%
60%
40%
20%
0%
REMUNERATION
Fixed
STI
LTI
37%
37%
34%
34%
37%
37%
37%
37%
34%
37%
0%
Potential
Actual
T J GORMAN1
G J HAYES1
J L INFINGER1
J R A JUDD1
P S MACKIE1
E E POTTS
J D RITCHIE1
K J SHUBA1
N P SMITH
R J WESTERBOS1
EXECUTIVES

Details of the percentages of the STI cash award expected to be paid to Disclosable Executives and the percentages of STI cash award forfeited in respect to performance during the Year, are shown below.

Actual STI cash paid and forfeited in 2010

NAME	ACTUAL STI CASH AS A % OF MAXIMUM STI CASH FOR YEAR ENDED 30 JUNE 2010	% OF MAXIMUM STI CASH FORFEITED FOR YEAR ENDED 30 JUNE 2010
Executive Directors		
T J Gorman	65%	35%
G J Hayes	57%	43%
Current Key Management Personnel		
J L Infinger	44%	56%
J R A Judd	43%	57%
P S Mackie	63%	37%
E E Potts	58%	42%
J D Ritchie	41%	59%
K J Shuba	39%	61%
N P Smith	44%	56%
R J Westerbos	67%	33%

4. PERFORMANCE OF BRAMBLES

Brambles' remuneration policy is directly linked to its performance, both in terms of financial performance and the creation of shareholder wealth. This link is achieved in the following ways:

- by placing a significant portion of executives' remuneration At Risk;
- by selecting appropriate Key Performance Indicators (KPIs) for annual STI cash awards and performance conditions for equity awards; and
- by requiring those KPIs or conditions to be met in order for the At Risk component of remuneration to be awarded or to vest.

The relationship between Brambles' remuneration policy and its performance over the Year and the previous four financial years is set out in section 4.2.1. The table in section 4.2.1 shows the level of vesting of awards triggered by performance over those periods.

4.1 STI Key Performance Indicators

As outlined in section 3.2, executives have the opportunity to receive an annual STI cash and share award based on performance against KPIs (the share element vests three years after the award).

The STI financial KPIs chosen for the Year (in addition to personal strategic and safety objectives) were Brambles Value Added (BVA) and Cash Flow from Operations (Cash Flow), plus (for the CEO and the CFO) Profit After Tax (PAT). For CHEP and Recall Group Presidents, KPIs included Brambles BVA and their respective business unit (CHEP or Recall) BVA and Cash Flow.

A focus on BVA helps ensure the efficient use of capital within Brambles. PAT captures interest and tax charges which are not directly incorporated in BVA. The reintroduction of Cash Flow in 2010 was to ensure a heightened focus on the generation of cash for the Company. This measure will continue to be used as an STI KPI in 2011.

The key levels of performance possible against each of the financial KPIs relevant to the STI awards for the Year were: Threshold (the minimum necessary to qualify for the awards); Target (where the performance targets have been met); and Maximum (where the targets have been significantly exceeded, and the related rewards have reached their upper limit).

The actual levels of performance achieved for the Year against the financial KPIs are summarised in the following table.

[1] The potential remuneration shown is for the entire 12 month period, but these executives did not hold their current position for the whole Year.

Performance against KPIs in 2010

KPIs	LEVEL OF PERFORMANCE ACHIEVED DURING THE YEAR[2]
Brambles BVA	Between Threshold and Target
Brambles PAT	Between Target and Maximum
Brambles Cash Flow	Achieved Target
CHEP Americas BVA	Below Threshold
CHEP Americas Cash Flow	Achieved Target
CHEP EMEA BVA	Between Target and Maximum
CHEP EMEA Cash Flow	Achieved Target
CHEP Asia-Pacific BVA	Between Target and Maximum
CHEP Asia-Pacific Cash Flow	Achieved Target
Recall BVA	Between Target and Maximum
Recall Cash Flow	Achieved Target

In addition to financial measures, which comprise 60-70% of each member of the ELT's STI, 30-40% of each STI is based on the achievement of personal non-financial measures such as the delivery of objectives relating to business strategy, growth, customer, people and talent management and safety. For example, the Group President CHEP Americas' personal objectives included KPIs associated with the delivery of the Better Everyday program.

Brambles regards the safety of its people as a major priority and the ELT has Group-wide oversight of the Zero Harm Charter. This means that all ELT members will lose any STI entitlement under their safety objective if a fatality occurs anywhere in the Brambles Group.

The table in section 3.3 illustrates the impact of the above results on the level of STI cash award payable and forfeited during the Year.

4.2 Equity award vesting conditions

As outlined in section 3.2, Disclosable Executives also have the opportunity to receive equity awards in the form of LTI share awards. Vesting only occurs three years from the date of award and depends on Brambles' TSR performance relative to the S&P/ASX100 Index over a three year performance period (Performance Period), as well as, in the most recent awards, Brambles' performance against sales revenue growth and BVA hurdles, as described in the following tables.

A relative TSR performance condition helps ensure that value is only delivered to participants if the investment return actually received by Brambles' shareholders is sufficiently high relative to the return they could have received by investing in a portfolio of alternative stocks over the same period of time.

Details of the equity awards granted to Disclosable Executives and the performance hurdles which apply to each of the awards are set out in section 7.2. The table in section 4.2.1 illustrates the relationship between Brambles' remuneration policy and performance, showing the level of vesting of equity awards triggered by performance over various periods to 30 June 2009 and to 30 June 2010.

4.2.1 PERFORMANCE AWARDS UNDER THE 2004 AND 2006 PERFORMANCE SHARE PLANS

Awards under the above Performance Share Plans are subject to performance hurdles based on relative TSR. The following table details, for awards made during the financial years indicated, the performance against the applicable hurdle.

Level of vesting of LTI and Enhanced STI share awards based on TSR performance

				PERIOD TO 30 JUNE 2009	PERIOD TO 30 JUNE 2010
AWARDS MADE DURING FINANCIAL YEAR	PERFORMANCE CONDITION	START OF PERFORMANCE PERIOD	RANKING PERFORMANCE (OUT OF 100)	VESTING TRIGGERED (% OF ORIGINAL AWARD)	VESTING TRIGGERED (% OF ORIGINAL AWARD)
2007[3]	Relative TSR[4]	21 February 2007	81[4]	N/A	0% Enhanced STI Awards 0% LTI Awards
2008[3]	Relative TSR[4]	1 July 2007	68[4]	N/A	0% Enhanced STI Awards 0% LTI Awards

The following table provides similar details for awards which have yet to be tested.

				PERIOD TO 30 JUNE 2010
AWARDS MADE DURING FINANCIAL YEAR	PERFORMANCE CONDITION	START OF PERFORMANCE PERIOD	RANKING PERFORMANCE (OUT OF 100)	VESTING IF CURRENT PERFORMANCE IS MAINTAINED UNTIL EARLIEST TESTING DATE (% OF ORIGINAL AWARD)
2009[5]	Relative TSR[4]	1 July 2008	54[4]	0% LTI Awards
2010[5]	Relative TSR[4]	1 July 2009	60[4]	0% LTI Awards

2 Financial targets set for the forthcoming financial year under Brambles' incentive plans will not constitute profit forecasts and the Board is conscious that their publication may therefore be misleading. Accordingly Brambles does not publish in advance the coming year's financial targets for incentive purposes. Brambles' BVA performance for the Year is however, set out on page 10.

3 These performance share rights were granted under the 2006 Share Plan prior to its amendment in November 2008. Rights under this Plan vest on the third anniversary of their grant date subject to meeting a relative TSR performance condition. If the performance condition is not met the rights will lapse.

4 The average ranking of the Company's TSR against the S&P/ASX 100 Index.

5 These performance share rights were granted under the 2006 Share Plan. Rights under this Plan vest on the third anniversary of their grant date. 50% of the award will vest subject to meeting a relative TSR performance condition. The balance of the award will vest subject to sales revenue growth and BVA performance. The vesting matrix for this component of the 2010 award is detailed at section 4.2.2.

4.2.2 LTI AWARD VESTING CONDITIONS

In November 2008, shareholders approved changes to the 2006 Share Plan, to introduce two sets of performance hurdles, each with equal weighting.

Half of the LTI share award continues to be measured on relative TSR, now based on the extent to which the Brambles TSR over the Performance Period exceeds the TSR of the median ranked company in the S&P/ASX100 Index over the three year period. The other half of the LTI share award is measured against the achievement of profitable growth objectives. The growth element of the LTI share award is designed to incentivise both long term revenue and BVA growth. Vesting is based on achievement of sales revenue with three year performance hurdles set on a compound annual growth rate basis. The sales revenue growth targets are underpinned by BVA hurdles. This is designed to drive profitable business growth, to ensure quality of earnings is maintained at a strong level and to deliver increased shareholder value.

Both sales revenue growth and BVA are measured in constant currency.

The target matrix is set by the Remuneration Committee and approved by the Board for each LTI award and published in the subsequent Remuneration Report and Financial Statements. This allows the Board to set targets for each LTI share award which reward strong performance in the light of the prevailing and forecast economic and trading conditions.

The following table provides the vesting framework for the relevant awards made during the Year. These targets are lower than those set for 2009-2011 to reflect the significantly different global economic and market conditions. If current performance is maintained until the performance hurdles are assessed, the awards will not vest.

LTI performance matrix for financial years 2010 to 2012

	VESTING %		
	CUMULATIVE THREE YEAR BVA US$M AT FIXED JUNE 2009 FX RATES		
SALES REVENUE CAGR*	800	1,000	1,200
3%	–	30%	50%
4%	30%	50%	70%
5%	50%	70%	90%
6%	70%	90%	100%
7%	90%	100%	100%
8%	100%	100%	100%

*Three year compound annual growth rate (CAGR) over base year

4.2.3 ALL EMPLOYEE SHARE PLAN

At the 2008 Annual General Meeting, shareholders gave approval to an all employee share plan (MyShare), which was implemented in January 2009.

Since the initial launch, more than 20% of Brambles employees from more than 25 countries have elected to participate in MyShare. The number of shares purchased by employees (Acquired Shares) as at 30 June 2010 is 723,849 (excluding shares acquired through the dividend share plan). At the end of March 2011, the first full cycle of MyShare will be completed when Brambles makes a matching number of shares available to employees. It is anticipated that this allocation will result in the MyShare employee shareholding representing 0.1% of issued capital. On completion of the first full cycle of MyShare, a review will be undertaken.

Members of the ELT are eligible to participate in MyShare. Shares purchased under MyShare are included in section 5.5, whereas matching share rights (Matching Awards) allocated during the Year are shown in section 5.6.

5. EXECUTIVE DIRECTORS AND DISCLOSABLE EXECUTIVES

5.1 Executive Director changes

The following changes occurred in respect to Brambles' Executive Directors during the Year. Each of the departures was managed under the provisions of the existing employment contracts. The details were disclosed to the ASX on 6 October 2009 (in respect to Mike Ihlein and Tom Gorman) and 5 November 2009 (in respect to Liz Doherty and Greg Hayes).

5.1.1 M F IHLEIN

Mike Ihlein retired as Chief Executive Officer and an Executive Director on 1 November 2009. He agreed to remain in Brambles' employ until 1 March 2010 to assist with the transition to the new Chief Executive Officer. On retirement from Brambles, Mike Ihlein received the following payments:

- six months' TFR (inclusive of payment in lieu of notice period);
- payment for any accrued annual leave and long service leave at the date of retirement;
- pro-rated STI payment based on performance against objectives for the Year; and
- relevant good leaver treatment in respect of his previously granted awards under the 2006 Share Plan.

5.1.2 M E DOHERTY

Liz Doherty resigned from the Board on 16 November 2009. Her employment with Brambles ceased on 30 November 2009. On cessation of employment she received the following:

- 12 months' TFR (inclusive of payment in lieu of notice period); and
- a payment in consideration for the unvested Brambles shares that Liz Doherty was granted on joining in December 2007. These shares were granted to her in consideration for the long term incentive shares that she forfeited on leaving Tesco.

5.1.3 T J GORMAN

Tom Gorman was appointed by the Board to succeed Mike Ihlein as Chief Executive Officer on 1 November 2009 and became an Executive Director of Brambles on 1 December 2009.

Tom Gorman's contract provides for the following remuneration package:

- TFR comprising salary and all other benefits (other than incentive plans) of A$1,800,000; and
- participation in Brambles' incentive plans in line with current policy:
  - > STI opportunity of 45% of TFR (target) and 67% (maximum);
  - > grant of STI share awards, the value of which will match the STI payment each year; and
  - > grant of annual LTI share awards equal to 115% of TFR.

5.1.4 G J HAYES

Greg Hayes commenced as Chief Financial Officer on 16 November 2009 and became an Executive Director of Brambles on 1 December 2009.

Greg Hayes' contract provides for the following remuneration package:

- base salary of A$1,250,000; and
- participation in Brambles' incentive plans in line with current policy:
  - > STI opportunity of 60% of base salary (target) and 90% (maximum);
  - > Grant of STI share awards, the value of which will match the STI payment each year; and
  - > Grant of annual LTI share awards equal to 130% of base salary.

5.2 Service contracts

Current Executive Directors and Key Management Personnel are on continuing contracts which may be terminated without cause by the employer giving 12 months' notice, or by the employee giving six months' notice, with payments in lieu of notice calculated by reference to TFR/annual base salary. The termination conditions for Jim Ritchie, Kevin Shuba, Elton Potts and Jim Infinger include payments in lieu of notice calculated by reference to annual base salary and health insurance benefits. These standard service contracts require that any termination payments made would be reduced by any value to be received under any new employment.

Other than Peter Mackie[6], executives remunerated on a base salary approach receive pension contributions of 15% of base salary.

[6] Peter Mackie receives employer superannuation (pension) contributions of 21% of base salary for income up to £153,700 and 15% of base salary for any amount above £153,700.

Contract terms for executives

NAME AND ROLE(S)	CONTRACT TYPE AND ANY SPECIAL TERMS	SALARY/TFR AS AT 30 JUNE 2010 UNLESS INDICATED
Executive Directors		
Thomas Joseph Gorman Group President, CHEP Europe, Middle East and Africa until 31 October 2009. Chief Executive Officer from 1 November 2009.	Continuing contract.	TFR (including pension contributions) amount of A$1,800,000
Gregory John Hayes Chief Financial Officer from 16 November 2009.	Continuing contract.	Base salary of A$1,250,000
Former Executive Directors		
Michael Francis Ihlein Chief Executive Officer until 1 November 2009.	Continuing contract. On death, estate entitled to 1.3 times TFR amount.	TFR (including pension contributions) amount of A$2,363,000 as at date of cessation of employment (1 March 2010)
Mary Elizabeth Doherty Chief Financial Officer until 16 November 2009.	Continuing contract. On death, estate entitled to 1.3 times TFR amount.	TFR (including pension contributions) of A$1,260,000 as at date of cessation of employment (30 November 2009)
Current Key Management Personnel		
James David Ritchie President, CHEP USA until 14 January 2010. Group President, CHEP Americas from 15 January 2010.	Continuing contract.	Base salary of US$530,000
Rudolph Joseph Westerbos Group President CHEP Europe, Middle East and Africa from 19 April 2010.	Continuing contract.	Base salary of €390,000
Kevin John Shuba Group President, CHEP Americas until 14 January 2010. Group Senior Vice President and Customer Development Officer from 15 January 2010.	Continuing contract.	Base salary of US$530,000
E Elton Potts Group President and Chief Operating Officer, Recall	Continuing contract.	Base salary of US$530,000
Peter Stewart Mackie President, CHEP Europe until 31 October 2009. Acting Group President, CHEP Europe, Middle East and Africa from 1 November 2009 to 18 April 2010. Group President, CHEP Asia-Pacific from 19 April 2010.	Continuing contract.	Base salary of A$550,000
Nicholas Peter Smith Group Senior Vice President, Human Resources	Continuing contract.	Base salary of A$575,000
Jasper Rayner Augusto Judd Group Senior Vice President – Strategic Development until 15 March 2010. Group Senior Vice President and Head of Innovation from 16 March 2010.	Continuing contract.	Base salary of A$500,000
James Louis Infinger Group Senior Vice President and Chief Information Officer from 19 October 2009.	Continuing contract.	Base salary of US$425,000
Former Senior Executive		
Craig Andrew van der Laan de Vries[7] Group President, CHEP Asia-Pacific and Global Head of Mergers and Acquisitions until 18 December 2009.	Continuing contract. On death, estate entitled to 0.5 times TFR amount and 0.5 times average annual STI paid to him over three previous years.	TFR (including pension contributions) amount of A$1,025,000 as at date of cessation of employment (18 December 2009).

[7] Craig van der Laan received payment in lieu of a 12 month notice period, calculated by reference to annual TFR and the average STI cash award received over the previous three years.

5.3 Total remuneration and benefits for the Year

The following table shows details of the total remuneration and benefits provided to the Disclosable Executives for the Year, together with prior year comparatives. This includes one-off contractual payments to departing executives. The TFR amounts shown for Tom Gorman, Mike Ihlein, Liz Doherty and Craig van der Laan, are those to which they were entitled for the Year, and which they elected to receive in a combination of one or more of the following elements: cash salary payments; pension contributions; and motor vehicle benefits.

		SHORT TERM EMPLOYEE BENEFITS			POST EMPLOYMENT BENEFITS	OTHER			SHARE-BASED PAYMENT		
NAME	YEAR	CASH/ SALARY/ TFR/FEES US$'000	CASH BONUS US$'000	NON-MONETARY BENEFITS[8] US$'000	SUPER-ANNUATION US$'000	TERMINATION/ SIGN-ON PAYMENTS/ RETIREMENT BENEFITS US$'000	OTHER US$'000	TOTAL BEFORE EQUITY US$'000	OPTIONS/ AWARDS US$'000	AS % OF TOTAL	TOTAL US$'000
Executive Directors											
T J Gorman	**2010[9]**	**1,408**	**692**	**191**	**27**	–	**48**	**2,366**	**438**	**16%**	**2,804**
	2009	770	94	19	80	–	21	984	293	23%	1,277
G J Hayes	**2010[9]**	**709**	**349**	**1**	**95**	–	–	**1,154**	**288**	**20%**	**1,442**
	2009	–	–	–	–	–	–	–	–	–	–
Former Executive Directors											
M F Ihlein[14]	**2010[9]**	**1,492**	**441**	**209**	–	**1,080**	–	**3,222**	**952**	**23%**	**4,174**
	2009	2,006	–	38	–	–	–	2,044	1,543	43%	3,587
M E Doherty[14]	**2010[9]**	**488**	–	**56**	–	**1,554**	–	**2,098**	**(351)**	**(20%)**	**1,747**
	2009	973	–	21	–	–	–	994	323	25%	1,317
Totals	**2010**	**4,097**	**1,482**	**457**	**122**	**2,634**	**48**	**8,840**	**1,327**	–	**10,167**
	2009	3,749	94	78	80	–	21	4,022	2,159	–	6,181
Current Key Management Personnel											
J L Infinger	**2010**	**301**	**99**	**375**	**37**	–	**10**	**822**	**291**	**26%**	**1,113**
	2009	–	–	–	–	–	–	–	–	–	–
J R A Judd	**2010[9]**	**592**	**252**	**4**	**66**	–	–	**914**	**242**	**21%**	**1,156**
	2009	701	41	5	55	–	–	802	354	31%	1,156
P S Mackie	**2010**	**443**	**276**	**136**	**69**	–	**17**	**941**	**122**	**12%**	**1,063**
	2009	–	–	–	–	–	–	–	–	–	–
E E Potts	**2010**	**513**	**278**	–	**67**	–	**18**	**876**	**320**	**27%**	**1,196**
	2009	497	53	–	80	–	18	648	407	39%	1,055
J D Ritchie	**2010**	**509**	**164**	**56**	**66**	**217**	**13**	**1,025**	**375**	**27%**	**1,400**
	2009	–	–	–	–	–	–	–	–	–	–
K J Shuba	**2010**	**563**	**184**	**8**	**75**	–	**19**	**849**	**243**	**22%**	**1,092**
	2009	554	–	4	71	–	19	648	373	37%	1,021
N P Smith	**2010[9]**	**544**	**296**	**1**	**76**	–	–	**917**	**120**	**12%**	**1,037**
	2009	461	54	–	62	–	–	577	106	16%	683
R J Westerbos	**2010**	**146**	**65**	**3**	**16**	**445**	**1**	**676**	–	–	**676**
	2009	–	–	–	–	–	–	–	–	–	–
Former Senior Executive											
C A van der Laan[14]	**2010[9]**	**425**	–	–	–	**1,876**	–	**2,301**	**(1,028)**	**(81%)**	**1,273**
	2009	945	76	3	–	–	–	1,024	999	49%	2,023
Totals	**2010**	**4,036**	**1,614**	**583**	**472**	**2,538**	**78**	**9,321**	**685**	–	**10,006**
	2009	3,158	224	12	268	–	37	3,699	2,239	–	5,938

[8] Non-monetary benefits include car parking, personal/spouse travel, club membership, motor vehicles, relocation and storage costs and fringe benefits tax.

[9] The year-on-year comparison of remuneration costs is affected by the movement of exchange rates from A$1=US$0.7479 for 2009 to A$1=US$0.8813 for 2010.

Note: Footnote 14 appears on page 39.

5.4 Equity-based awards

The following table shows details of equity-based awards made to the Disclosable Executives during the Year. STI and LTI share awards were made under the 2006 Share Plan, the terms and conditions of which are available in sections 7.2 and 7.3 (see plan numbers 18-20). Matching Awards were made under MyShare, the terms and conditions of which are available in sections 7.2 and 7.3 (plan numbers 28-40). Neither Dolph Westerbos or Craig van der Laan were awarded equity-based awards during the Year.

		EQUITY-BASED AWARDS	
NAME	TYPE OF AWARD	NUMBER	VALUE AT GRANT US$'000[10]
Executive Directors			
T J Gorman	STI	15,158	78
	LTI	311,168	1,329
	MyShare Matching	668	4
	Total	**326,994**	**1,411**
G J Hayes	STI	–	–
	LTI	405,870	1,733
	Total	**405,870**	**1,733**
Former Executive Directors			
M F Ihlein[14]	MyShare Matching	483	3
	Total	**483**	**3**
M E Doherty[14]	MyShare Matching	440	2
	Total	**440**	**2**
Current Key Management Personnel			
J L Infinger	STI	60,092	310
	LTI	68,490	292
	MyShare Matching	135	1
	Total	**128,717**	**603**
J R A Judd	STI	8,305	43
	LTI	75,162	321
	MyShare Matching	878	5
	Total	**84,345**	**369**
P S Mackie	STI	4,504	23
	LTI	48,604	208
	MyShare Matching	593	3
	Total	**53,701**	**234**
E E Potts	STI	8,487	44
	LTI	94,564	404
	MyShare Matching	611	3
	Total	**103,662**	**451**
J D Ritchie	STI	–	–
	LTI	65,266	279
	MyShare Matching	224	1
	Total	**65,490**	**280**
K J Shuba	STI	–	–
	LTI	111,034	474
	MyShare Matching	611	4
	Total	**111,645**	**478**
N P Smith	STI	10,753	56
	LTI	86,436	369
	MyShare Matching	737	4
	Total	**97,926**	**429**

5.5 Shareholdings

The table below shows details of Brambles Limited ordinary shares in which the Disclosable Executives held relevant interests, being issued shares held by them and their related parties.

Over the five year period commencing from the date of employment with Brambles, the Chief Executive Officer must, as a minimum, achieve and maintain a shareholding equal to 150% of TFR before tax. Other members of the ELT must, as a minimum, achieve and maintain a shareholding equal to 75% of TFR or 100% of base salary before tax.

ORDINARY SHARES	BALANCE AT THE START OF THE YEAR	CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR[11 12]
Executive Directors			
T J Gorman	245	685	930[13]
G J Hayes	–	–	–
Former Executive Directors[14]			
M F Ihlein	783,524	489	784,013[15]
M E Doherty	10,151	441	10,592[16]
Current Key Management Personnel			
J L Infinger	–	135	135[13]
J R A Judd	50,590	14,809	65,399
P S Mackie	245	609	854[13]
E E Potts	50,689	7,437	58,126
J D Ritchie	–	39,941	39,941
K J Shuba	28,033	18,419	46,452
N P Smith	292	754	1,046[13]
R J Westerbos	–	–	–
Former Senior Executive[14]			
C A van der Laan	15,000	34,779	49,779

10 The total value of the relevant equity award(s) is valued as at the date of grant using the methodology set out in section 7.1. The minimum possible future value of all awards yet to vest is zero, and is based on the performance/service conditions not being met. The maximum possible future value of awards yet to vest is equal to the value at grant.

11 On 31 July 2010 the following Disclosable Executives acquired ordinary shares under MyShare, which are held by Computershare Nominees CI Limited: Tom Gorman (76), Jim Infinger (42), Jasper Judd (77), Peter Mackie (77), Elton Potts (69), Jim Ritchie (69), Kevin Shuba (69) and Nick Smith (77).

12 Of which Computershare Nominees CI Limited holds 592 shares for Liz Doherty, 1,029 for Jasper Judd, 867 for Elton Potts, 224 for Jim Ritchie and 864 for Kevin Shuba.

13 Held by Computershare Nominees CI Limited.

14 Closing balances are shown as at cessation of employment for former employees. Mike Ihlein's employment ceased on 1 March 2010, Liz Doherty's employment ceased on 30 November 2009 and Craig van der Laan's employment ceased on 18 December 2009.

15 Of which 115,000 shares were held by UBS Wealth Management Australia Pty Limited for the Ihlein Family Superannuation Fund, 1,000 shares were held in the form of CREST Depository Interests by Citibank and 781 shares were held by Computershare Nominees CI Limited.

16 Of which 592 shares were held by Computershare Nominees CI Limited.

5.6 Interests in options/share rights[17]

The table below shows details of options/share rights over Brambles Limited ordinary shares in which the Disclosable Executives held relevant interests, in the form of:

- options, being awards made under the 2001 Option Plans;
- share rights, being awards made before 30 June 2004 under the 2001 Share Plans, awards made on 21 October 2005 under the 2004 Share Plans, and awards made on 19 January 2007, 29 August 2007 and 27 August 2008 under the 2006 Share Plan;
- Matching Awards being share rights awarded during the Year under MyShare.

	BALANCE AT THE START OF THE YEAR	GRANTED DURING THE YEAR		EXERCISED DURING THE YEAR[18]		LAPSED DURING THE YEAR		BALANCE AT THE END OF THE YEAR[19]	VESTED AND EXERCISEABLE AT END OF YEAR
NAME	NUMBER	NUMBER[20 21]	VALUE AT GRANT US$'000	NUMBER	VALUE AT EXERCISE US$'000	NUMBER	VALUE AT LAPSE US$'000[22]	NUMBER	NUMBER
Executive Directors									
T J Gorman	219,688	326,994	1,411	–	–	–	–	546,682	–
G J Hayes	–	405,870	1,733	–	–	–	–	405,870	–
Former Executive Directors									
M F Ihlein[14]	809,734	483	3	–	–	110,038	567	700,179	68,713[23]
M E Doherty[14]	246,453	440	2	–	–	–	–	246,893	–
Current Key Management Personnel									
J L Infinger	–	128,717	603	–	–	–	–	128,717	–
J R A Judd	177,446	84,345	369	13,931[23]	95	28,668	148	219,192	–
P S Mackie	110,041	53,701	234	6,278[23]	40	17,701	91	139,763	–
E E Potts	210,106	103,662	451	9,955[23]	66	27,109	140	276,704	–
J D Ritchie	123,368	65,490	280	58,718[23]	291	37,538	266	92,602	–
K J Shuba	334,421	111,645	478	134,534[24]	833	28,136	145	283,396	–
N P Smith	97,463	97,926	429	–	–	–	–	195,389	–
Former Senior Executive									
C A van der Laan[14]	442,662	–	–	34,779[23]	237	49,507	255	358,376	–

[17] Of the awards detailed in section 7.3 the following plan numbers are relevant to Disclosable Executives: Tom Gorman (3-8, 12-14, 18-20); Greg Hayes (19-20); Mike Ihlein (10, 12-14, 24-35); Liz Doherty (9, 12-14, 24-33); Jim Infinger (18-20, 36-40); Jasper Judd, Peter Mackie, and Elton Potts (3-8,12-14,18-20,24-40); Jim Ritchie (15-20, 36-40), Kevin Shuba (1-8, 12-14, 19-20, 24-40); Nick Smith (12-14, 18-20, 24-40) and Craig van der Laan (3-8, 12-14). Lapses occurred for Mike Ihlein, Jasper Judd, Peter Mackie, Elton Potts, Kevin Shuba and Craig van der Laan from plan numbers 4 and 5. Jasper Judd, Peter Mackie, Elton Potts, Kevin Shuba and Craig van der Laan exercised from plan number 3. In addition Kevin Shuba exercised from plan numbers 1 and 2. Jim Ritchie exercised an award from plan number 15, and his awards under plan number 17 lapsed.

[18] Of the options/rights exercised during the Year, no monies were paid on exercise, with the exception of Kevin Shuba who paid US$417,529 on exercise of 104,010 options during the Year.

[19] Since the end of the Year, on 30 July 2010 the following Executive Directors and Key Management Personnel received Matching Awards under MyShare: Tom Gorman (76), Jim Infinger (42), Jasper Judd (77), Peter Mackie (77), Elton Potts (69), Jim Ritchie (69), Kevin Shuba (69) and Nick Smith (77).

[20] During the Year, 3,582,251 performance share rights were granted under the 2006 Share Plan, of which 326,326 were granted to Tom Gorman and 405,870 were granted to Greg Hayes, prior to their appointment as Executive Directors.

[21] During the Year, 537,154 Matching Awards were granted under MyShare, of which 483 were granted to Mike Ihlein and 440 were granted to Liz Doherty. Approval for the issue of these securities was obtained under ASX Listing Rule 10.14 at the AGM held on 25 November 2008. 668 Matching Awards were granted to Tom Gorman under MyShare. Tom Gorman's application to continue to participate in MyShare was accepted before he became an Executive Director.

[22] "Lapse" in this context means that the award was forfeited due to either the service or performance conditions not being met.

[23] Vested during the Year.

[24] Of which 9,326 vested during the Year.

Note: Footnote 14 appears on page 39.

6. NON-EXECUTIVE DIRECTORS' DISCLOSURES

6.1 Non-executive Directors' remuneration policy

Non-executive Directors' fees are determined by the Executive Directors, with the Non-executive Directors taking no part in the discussion or decision relating to their fees. In setting the fees, advice is sought from external remuneration consultants on the appropriate level of fees, taking into account the responsibilities of Directors in dealing with the complexity and global nature of Brambles' affairs and the level of fees paid to Non-executive Directors in comparable companies.

Since 1 January 2007, Non-executive Directors' fees have been fixed and denominated in US dollars and then converted each month into the currency of the country in which each individual Non-executive Director resides. Following four years of unchanged fees, during the Year the Chairman initiated a review of Non-executive Director fees and the relativity between his fee and those of other Non-executive Directors. The aim of the review was to simplify the structure of the fees and ensure they properly reflect current market rates. At the completion of the review, it was decided that effective from 1 February 2010, Non-executive Directors' fees would be denominated in Australian dollars, other than for UK based Non-executive Directors whose fees would be denominated in Pounds Sterling. This review led to a reduction in the Chairman's fee and an increase in other Non-executive Directors' fees.

This review established the following fee structure:

Chairman	A$543,333
Australia based Non-executive Directors	A$173,000
UK based Non-executive Directors[25]	£80,000
Fee supplement for Audit Committee Chairman[26]	A$36,000
Fee supplement for Remuneration Committee Chairman[25 26]	£15,000

The next fee review will take effect from 1 January 2011.

6.2 Non-executive Directors' appointment letters

Directors are appointed for an unspecified term but are subject to election by shareholders at the first Annual General Meeting after their initial appointment by the Board. Under Brambles Limited's constitution, no member of the Board may serve for more than three years from the date of appointment without being re-elected by shareholders. Re-appointment is not automatic. The Board reviews whether retiring Directors should stand for re-election, having regard to their performance and the contribution of their individual skills and experience to the desired overall composition of the Board.

Letters of appointment for the Non-executive Directors, which are contracts for service but not contracts of employment, have been put in place. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

The Non-executive Directors do not participate in Brambles' short or long term incentive plans, nor do they receive any benefits in kind. Details of the years in which the Non-executive Directors are next due for re-election by shareholders are shown in the Corporate Governance Statement in section 2.

6.3 Non-executive Directors' remuneration for the Year

The fees and other benefits provided to Non-executive Directors during the Year and during the prior year are set out in the table below. The full names of the Non-executive Directors and the dates of any changes in Non-executive Directors are shown in the Directors' Report – Other Information.

Any contributions to personal superannuation or pension funds on behalf of the Non-executive Directors are deducted from their overall fee entitlements.

[25] Luke Mayhew, the Remuneration Committee Chairman, is currently the only UK based Non-executive Director.
[26] The fee supplement is only payable to a Committee Chairman who is not also the Board Chairman.

Table 6.3 Non-executive Directors' remuneration for the Year

NAME	YEAR	SHORT TERM EMPLOYEE BENEFITS DIRECTORS' FEES US$'000	POST EMPLOYMENT BENEFITS SUPERANNUATION US$'000	OTHER[27] US$'000	TOTAL BEFORE EQUITY US$'000	SHARE-BASED PAYMENT OPTIONS/AWARDS US$'000	TOTAL US$'000
Current Non-executive Directors							
A G Froggatt	**2010**	**125**	**8**	**–**	**133**	**–**	**133**
	2009	108	10	–	118	–	118
S P Johns	**2010**	**155**	**8**	**–**	**163**	**–**	**163**
	2009	136	12	–	148	–	148
S C H Kay	**2010**	**122**	**11**	**–**	**133**	**–**	**133**
	2009	108	10	–	118	–	118
G J Kraehe AO	**2010**	**448**	**40**	**4**	**492**	**–**	**492**
	2009	471	21	4	496	–	496
C L Mayhew	**2010**	**138**	**5**	**1**	**144**	**–**	**144**
	2009	133	5	–	138	–	138
J P Mullen	**2010**	**84**	**8**	**–**	**92**	**–**	**92**
	2009	–	–	–	–	–	–
B M Schwartz AM	**2010**	**122**	**11**	**–**	**133**	**–**	**133**
	2009	33	3	–	36	–	36
Former Non-executive Director							
D P Gosnell	**2010**	**85**	**3**	**31**	**119**	**–**	**119**
	2009	113	4	22	139	–	139
Totals	**2010**	**1,279**	**94**	**36**	**1,409**	**–**	**1,409**
	2009	1,102	65	26	1,193	–	1,193

6.4 Non-executive Directors' shareholdings

Non-executive Directors are encouraged to hold shares in Brambles equal to their annual fees after tax within three years of their appointment.

The following table contains details of Brambles Limited shares in which the Non-executive Directors held relevant interests, being issued shares held by them and their related parties. The Non-executive Directors do not participate in Brambles' equity-based incentive schemes.

ORDINARY SHARES	BALANCE AT THE START OF THE YEAR	CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Current Non-executive Directors			
A G Froggatt[28]	14,890	–	14,890
S P Johns[29]	47,500	–	47,500
S C H Kay[30]	13,400	–	13,400
G J Kraehe AO[31]	61,561	–	61,561
C L Mayhew[32]	16,500	–	16,500
J P Mullen	–	–	–
B M Schwartz AM[33]	10,000	354	10,354
Former Non-executive Director			
D P Gosnell[34]	14,450	–	14,450

27 "Other" includes personal/spouse travel and fringe benefits tax.
28 Of which 7,000 shares were held by Christine Joanne Froggatt.
29 Of which 27,500 shares were held by Canzak Pty Limited and 20,000 shares were held by Caran Pty Limited.
30 Of which 8,500 shares were held by the Sarah Carolyn Hailes Kay Superannuation Fund.
31 Held by Invia Custodians for Graham John Kraehe Private Superannuation Fund.
32 Held by Worldwide Nominees Limited.
33 Held by Brian Schwartz and Arlene Schwartz as trustees for the Schwartz Superannuation Fund.
34 Held by Susan Gosnell.

7. APPENDICES

7.1 Basis of valuation of equity-based awards

Unless otherwise specified, the fair value of the options and share rights included in the tables in this report, has been estimated by Ernst & Young Transaction Advisory Services in accordance with the requirements of AASB 2: Share-based Payments, using a binomial model. Assumptions used in the evaluations are outlined in Note 27 on page 92.

7.2 Summary of 2001, 2004 and 2006 plans

The table below contains details of the 2001 Share Plans, the 2001 Option Plans, the 2004 Share Plans and the 2006 Share Plan under which former or current Executive Directors and Disclosable Executives unvested and/or unexercised awards which could affect remuneration in this or future reporting periods.

PLAN	NATURE OF AWARD	SIZE OF AWARD	VESTING CONDITION	VESTING SCHEDULE	PERFORMANCE/ VESTING PERIOD	LIFE OF AWARD
2001 Option Plans	Share rights	% of salary/TFR	Time and relative TSR hurdle (between 50th and 25th out of 100)	38% vesting if TSR is ranked 50th out of 100 companies. 100% vesting if ranked 25th or better.	Three years, with retests after four and five years.	Maximum of six years.
2001 Share Plans	Share rights	% of salary/TFR	Time and EPS CAGR hurdle (between 7% and 15% p.a.)	25th vesting if EPS CAGR is 7% p.a. 100% vesting if EPS CAGR is 15% p.a.	Three years, with retests after four and five years.	Maximum of six years.
2004 & 2006 Share Plans (STI)	Share rights	up to 100% of size of STI Cash Award	Time only.	100% vesting based on continuous employment.	Three years.	Maximum of six years.
2004 & 2006 Share Plans (Enhanced STI)	Share rights	Up to 50% of size of STI Share Award	Time and relative TSR hurdle (between 37th and 25th out of 100).	4% vesting if TSR is ranked 37th out of 100 companies. 100% vesting if 25th or better.	Three years.	Maximum of six years.
2004 & 2006 Share Plans (TSR LTI)	Share rights	% of salary/TFR	Time and relative TSR hurdle (between 50th and 25th out of 100)	30% vesting if TSR is ranked 50th out of 100 companies. 100% vesting if 25th or better.	Three years.	Maximum of six years.
2006 Share Plan (TSR LTI) as amended at the 2008 AGM	Share rights	% of salary/TFR	Time and relative TSR hurdle (between 50th and 25th out of 100)	40% vesting if TSR is equal to the median ranked company. 100% vesting if 25% above the median ranked company.	Three years.	Maximum of six years.
2006 Share Plan (BVA LTI)	Share rights	% of salary/TFR	Time and sales revenue growth and BVA performance	20% vesting occurs if CAGR is 7% and BVA is US$2,000 over three year period. 100% vesting occurs if CAGR is 11% and BVA is US$2,200 over three year period.	Three years.	Maximum of six years.
MyShare	Matching share rights	1:1 match for every acquired share purchased	Time and retention of acquired shares	N/A	Two years from first acquisition.	Automatic exercise on second anniversary of first acquisition.

The 2004 Share Plans operate in the same way as the 2006 Share Plan described in section 4.2 although, under the 2004 Share Plans, relative TSR performance is measured relative to the S&P/ASX50 and the FTSE 100.

7.3 Options and share rights

The terms and conditions of each grant of options and share rights affecting remuneration in this or future reporting periods are outlined in the table below. Options and share rights granted under the plans carry no dividends or voting rights[35].

[35] Awards granted under the 2004 Plans were formerly over both BIL and BIP shares.

PLANS UNDER WHICH AWARDS MADE	PLAN NUMBER	GRANT DATE	EXPIRY DATE	EXERCISE PRICE	VALUE AT GRANT	STATUS/VESTING DATE
2001 Option Plan[36]	1	4 March 2004	4 March 2010	A$5.31/£2.11	A$1.17/£0.44	100% exercisable from 4 March 2007
2001 Share Plans[36]	2	4 March 2004	4 March 2010	–	A$4.67/£1.85	100% exercisable from 4 March 2007
2006 Share Plans	3	19 January 2007[37,38]	31 August 2012[39]	–	A$12.60	100% exercisable from 19 January 2010
	4	19 January 2007[38,40]	31 August 2012[39]	–	A$5.72	100% lapsed at 1 July 2009
	5	19 January 2007[38,41]	31 August 2012[39]	–	A$6.97	100% lapsed at 1 July 2009
	6	29 August 2007[37]	30 August 2013[39]	–	A$12.64	29 August 2010
	7	29 August 2007[40]	30 August 2013[39]	–	A$6.75	29 August 2010
	8	29 August 2007[41]	30 August 2013[39]	–	A$8.11	29 August 2010
	9	26 February 2008[37,42]	2 December 2013[39]	–	A$9.39	100% lapsed at 30 November 2009
	10	19 March 2008[43]	2 March 2014[39]	–	A$8.84	1 March 2011
	11	28 April 2008[37]	29 April 2014[39]	–	A$8.01	28 April 2011
	12	27 August 2008[37]	27 August 2014[39]	–	A$6.53	27 August 2011
	13	27 August 2008[41]	27 August 2014[39]	–	A$5.99	27 August 2011
	14	27 August 2008[44]	27 August 2014[39]	–	A$4.67	27 August 2011
	15	1 June 2009	1 July 2010	–	A$5.75	100% vested at 1 June 2010
	16	1 June 2009	1 July 2011	–	A$5.55	1 June 2011
	17	1 June 2009	1 October 2009	–	A$5.68	100% lapsed at 30 September 2009
	18	25 November 2009[37]	25 November 2015[39]	–	A$5.85	25 November 2012
	19	25 November 2009[41]	25 November 2015[39]	–	A$5.85	25 November 2012
	20	25 November 2009[44]	25 November 2015[39]	–	A$3.84	25 November 2012
MyShare	24	31 March 2009[45]	1 April 2011	–	A$5.09	31 March 2011
	25	30 April 2009[45]	1 April 2011	–	A$5.97	31 March 2011
	26	29 May 2009[45]	1 April 2011	–	A$5.91	31 March 2011
	27	30 June 2009[45]	1 April 2011	–	A$5.91	31 March 2011
	28	31 July 2009[45]	1 April 2011	–	A$5.67	31 March 2011
	29	31 August 2009[45]	1 April 2011	–	A$6.99	31 March 2011
	30	30 September 2009[45]	1 April 2011	–	A$7.79	31 March 2011
	31	30 October 2009[45]	1 April 2011	–	A$6.76	31 March 2011
	32	30 November 2009[45]	1 April 2011	–	A$6.30	31 March 2011
	33	31 December 2009[45]	1 April 2011	–	A$6.46	31 March 2011
	34	29 January 2010[45]	1 April 2011	–	A$6.23	31 March 2011
	35	26 February 2010[45]	1 April 2011	–	A$6.59	31 March 2011
	36	31 March 2010[46]	1 April 2012	–	A$7.00	31 March 2012
	37	30 April 2010[46]	1 April 2012	–	A$6.92	31 March 2012
	38	31 May 2010[46]	1 April 2012	–	A$6.31	31 March 2012
	39	30 June 2010[46]	1 April 2012	–	A$5.13	31 March 2012
	40	30 July 2010[46]	1 April 2012	–	A$5.18	31 March 2012



LUKE MAYHEW

Non-executive Director and Chairman of the Remuneration Committee

19 August 2010

[36] All values in A$ relate to awards originally made over BIL shares, and in £ to awards made over BIP shares.

[37] STI awards vest on the third anniversary of their grant date, subject to continued employment.

[38] Awards granted on 19 January 2007 were, for pricing and vesting purposes, taken to have been granted on 30 August 2006.

[39] Awards granted to Elton Potts, Tom Gorman, Kevin Shuba, Jim Infinger and Jim Ritchie expire three years earlier than the date shown, or immediately after vesting, if earlier.

[40] Enhanced STI awards vest on the third anniversary of their grant date, subject to continuing employment and meeting a TSR performance condition.

[41] These LTI awards vest on the third anniversary of their grant date, subject to continuing employment and meeting a TSR performance condition.

[42] Awards granted on 19 March 2008 were, for pricing and vesting purposes, taken to have been granted on 1 March 2008.

[43] Awards granted on 26 February 2008 were, for pricing and vesting purposes, taken to have been granted on 1 December 2007.

[44] These LTI awards vest on the third anniversary of their grant date, subject to continuing employment and meeting a sales growth and BVA performance condition.

[45] These Matching Awards granted under MyShare vest on 31 March 2011, subject to continuing employment and retention of the associated Acquired Shares. On vesting they are automatically exercised.

[46] These Matching Awards granted under MyShare vest on 31 March 2012, subject to continuing employment and retention of the associated Acquired Shares. On vesting they are automatically exercised.

DIRECTORS' REPORT – OTHER INFORMATION

The information presented in this Report relates to the consolidated entity, the Brambles Group, consisting of Brambles Limited and the entities it controlled at the end of, or during the year ended 30 June 2010 (Year).

PRINCIPAL ACTIVITIES

The principal activities of the Group during the Year were the provision of pallet and container pooling and supply chain services and information management services. Brambles is a leading global provider of these services.

The Group's principal operations comprise two main businesses, CHEP and Recall. CHEP owns a pool of pallets and containers, which it issues, collects and reissues through its network of service centres to manufacturers, producers, distributors and retailers so that they may transport their products safely and efficiently. In addition, CHEP provides supply chain optimisation and transport management services. Recall is a global leader in the management of information, providing secure storage, digitisation, retrieval and destruction of information in multiple media formats.

There were no significant changes in the nature of the Group's principal activities during the Year.

REVIEW OF OPERATIONS AND RESULTS

A review of the Group's operations, a review of the results of those operations and details of any significant changes in its state of affairs during the Year, are given in the Letter from the Chairman and the CEO on page 1, the Operational and Financial Review on pages 4 to 11 and in the Treasury and Risk Review on pages 12 to 13.

Information about the financial position of the Group is included in the Operational and Financial Review on pages 4 to 11 and in the Performance Summary on pages 2 to 3.

MATTERS SINCE THE END OF THE FINANCIAL YEAR

The Directors are not aware of any matter or circumstance that has arisen since 30 June 2010 up to the date of this Report that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years, except as may be stated elsewhere in the Letter from the Chairman and the CEO on page 1 and the Operational and Financial Review on pages 4 to 11.

BUSINESS STRATEGIES AND PROSPECTS FOR FUTURE FINANCIAL YEARS

The business strategies and prospects for future financial years, together with likely developments in the operations of the Group in future financial years and the expected results of those operations known at the date of this Report, are set out in the Letter from the Chairman and the CEO on page 1 and the Operational and Financial Review on pages 4 to 11. Further information in relation to such matters has not been included because the Directors believe it would be likely to result in unreasonable prejudice to the Group.

DIVIDENDS

The Directors have declared a final dividend of 12.5 Australian cents per share, which will be 20% franked. The dividend will be paid on Thursday, 14 October 2010 to shareholders on the register on Wednesday, 22 September 2010. On 8 April 2010, an interim dividend was paid, which was 12.5 Australian cents per share and 20% franked. Depending on certain elections made by shareholders, a final dividend for the year ended 30 June 2009 of 12.5 Australian cents per share, 20% franked, was paid either on 8 October 2009 or 27 October 2009. The unfranked component of each dividend paid during the Year was conduit foreign income.[1]

DIRECTORS

The name of each person who was a Director of Brambles Limited at any time during, or since the end of the Year, and the period for which they served as a Director are set out below. The qualifications, experience and special responsibilities for Directors are set out on page 15.

Mary Elizabeth Doherty	1 July 2009 to 16 November 2009
Anthony Grant Froggatt	1 July 2009 to date
Thomas Joseph Gorman	1 December 2009 to date
David Peter Gosnell	1 July 2009 to 31 March 2010
Gregory John Hayes	1 December 2009 to date
Michael Francis Ihlein	1 July 2009 to 1 November 2009
Stephen Paul Johns	1 July 2009 to date
Sarah Carolyn Hailes Kay	1 July 2009 to date
Graham John Kraehe AO	1 July 2009 to date
Christopher Luke Mayhew	1 July 2009 to date
John Patrick Mullen	1 November 2009 to date
Brian Martin Schwartz AM	1 July 2009 to date

SECRETARY

Details of the qualifications and the experience of the Company Secretary of Brambles Limited are as follows: Robert Nies Gerrard joined Brambles in 2003 as Senior Counsel and was appointed Group Company Secretary in February 2008. Prior to joining Brambles, he was General Counsel to, and Company Secretary of, Roc Oil Company Limited; Group Legal Manager, Cairn Energy plc; General Counsel to, and Company Secretary of, Command Petroleum Limited; and a solicitor with Allen Allen & Hemsley. He holds a Masters of Law (LLM) from the University of Sydney and Bachelor of Science (BSc) and Bachelor of Law (LLB) degrees from the University of New South Wales. He is a Solicitor of the Supreme Court of New South Wales.

[1] This means that no Australian dividend withholding tax was payable on the dividends that Brambles paid to non-resident shareholders.

DIRECTORS' MEETINGS

Details of the membership of Board committees are given in the Corporate Governance Statement on pages 20, 23 and 27. The following table shows the actual Board and committee meetings held during the Year and the number attended by each Director or committee member.

DIRECTORS	BOARD MEETINGS											
	REGULAR		SPECIAL		SPECIAL COMMITTEES		AUDIT COMMITTEE MEETINGS		REMUNERATION COMMITTEE MEETINGS		NOMINATIONS COMMITTEE MEETINGS	
	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)
Current Directors												
A G Froggatt	11	11	2	3	-	-	-	-	7	7	4	4
T J Gorman[c]	7	7	-	-	1	1	-	-	-	-	-	-
G J Hayes[c]	7	7	-	-	2	2	-	-	-	-	-	-
S P Johns	10	11	3	3	4	4	7	7	-	-	4	4
S C H Kay	11	11	3	3	2	2	7	7	-	-	-	-
G J Kraehe AO	11	11	3	3	3	3	-	-	7	7	4	4
C L Mayhew	10	11	2	3	-	-	-	-	7	7	-	-
J P Mullen[g]	7	8	-	-	-	-	-	-	2	3	-	-
B M Schwartz AM	11	11	3	3	-	-	7	7	-	-	-	-
Former Directors												
M E Doherty[d]	3	3	3	3	2	2	-	-	-	-	-	-
D P Gosnell[e]	7	8	3	3	-	-	4	5	-	-	-	-
M F Ihlein[f]	3	3	3	3	2	2	-	-	-	-	-	-

[a] This column refers to the number of meetings attended during the period the Director was a member of the Board or relevant committee which the Director was eligible to attend.
[b] This column refers to the number of meetings held while the Director was a member of the Board or relevant committee which the Director was eligible to attend.
[c] Tom Gorman and Greg Hayes were appointed as Directors with effect from 1 December 2009.
[d] Liz Doherty resigned as a Director on 16 November 2009.
[e] David Gosnell resigned as a Director on 31 March 2010.
[f] Mike Ihlein retired as a Director on 1 November 2009.
[g] John Mullen was appointed a Director on 1 November 2009.

DIRECTORS' DIRECTORSHIPS OF OTHER LISTED COMPANIES

The following lists the directorships held by the Directors in listed companies (other than Brambles Limited) since 30 June 2007 and the period for which each directorship has been held.

DIRECTOR	LISTED COMPANY	PERIOD DIRECTORSHIP HELD
A G Froggatt	AXA Asia Pacific Holdings Limited	2008 to current
	Billabong International Limited	2008 to current
	Scottish & Newcastle plc	2003 to 2007
T J Gorman	None	-
G J Hayes	None	-
S P Johns	Leighton Holdings Limited	2009 to current
	Spark Infrastructure Group	2005 to current
	Westfield Group: Westfield Holdings Limited	1985 to current
	Westfield America Trust (director of responsible entity, Westfield America Management Limited)	1996 to current
	Westfield Trust (director of responsible entity, Westfield Management Limited)	1985 to current
S C H Kay	Commonwealth Bank of Australia	2003 to current
G J Kraehe AO	Bluescope Steel Limited	2002 to current
	Djerriwarrh Investments Limited	2002 to current
C L Mayhew	WH Smith plc	2006 to current
J P Mullen[(a)]	Deutsche Post World Net	2005 to 2009
	Embarq Corporation	2006 to 2009
	Telstra Limited	2008 to current
B M Schwartz AM	Insurance Australia Group Limited	2005 to current
	Westfield Group: Westfield Holdings Limited	2009 to current
	Westfield America Trust (director of responsible entity, Westfield America Management Limited)	2009 to current
	Westfield Trust (director of responsible entity, Westfield Management Limited)	2009 to current

(a) John Mullen was appointed a director of MAp Airports Limited on 1 July 2010.

INDEMNITIES

Indemnities provided to Directors and officers in accordance with the constitution of Brambles Limited are detailed in Note 35 on page 112. Insurance policies are in place to cover Directors and executive officers, however, the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

ENVIRONMENT, OCCUPATIONAL HEALTH AND SAFETY, EMPLOYEES AND RESEARCH AND DEVELOPMENT

Brambles' Environmental Policy is set by the Board. It applies in all countries where Brambles operates and provides that Brambles will act with integrity and respect for the community and the environment, be committed to sound environmental practice in its daily operations, that it is a minimum requirement that all Brambles operations comply with all relevant environmental laws and regulations, that all employees care for the environment by adopting a specified set of environmental principles, that every business unit must ensure that those principles are adhered to and that each business unit should set environmental performance targets, monitor progress and report results.

Regular environmental audits are conducted to evaluate compliance with applicable laws and regulations and implementation of the Environmental Policy. A copy of the complete Environmental Policy is set out in Brambles' Code of Conduct, which is available at www.brambles.com.

The Board is responsible for setting Brambles' Health and Safety Policy, which states that Brambles is to provide and maintain a healthy and safe working environment and to prevent injury, illness or impairment to the health of employees, contractors, customers or the public.

Brambles is committed to achieving Zero Harm. The Zero Harm Charter, which sets out the vision, values and behaviours and commitment required to work safely and ensure environmental compliance, is provided to all employees and, together with the complete Health and Safety Policy, is on the Brambles website at www.brambles.com.

The Chief Executive Officer together with the Group Presidents of CHEP and the Group President and Chief Operating Officer of Recall are responsible for policy implementation and safety performance.

DIRECTORS' REPORT – OTHER INFORMATION CONTINUED

Health and safety performance indicators measure compliance with corporate objectives and milestones, allow assessment of progress and comparison with industry benchmarks and provide incentives for improvement.

The principal safety performance measures are Brambles Injury Frequency Rate (BIFR), Lost Time Injury Frequency Rate (LTIFR) and Lost Time Injury Severity Rate (LTISR). BIFR measures the combined number of fatalities, lost time injuries, modified duties and medical treatments per million hours worked. LTIFR measures the number of injuries that result in an employee being absent from work for one or more whole shifts per million work hours. LTISR measures the number of injury days lost per million work hours. During the Year, Brambles and CHEP used BIFR as their safety performance measure and Recall used LTIFR and LTISR. Recall will transition to BIFR from the 2011 year and this will become the primary measure for the entire Group.

During the 2011 year a "balanced scorecard" approach to safety performance measurement will be adopted, to help provide new insights into safety performance and ways to improve upon it. The balanced scorecard will replace LTIFR and LTISR through the introduction of measures evaluating injury cost, employee perception of safety performance and business compliance against plans and strategies.

A global engagement survey was conducted in November 2009 to obtain feedback from employees on Brambles as a place to work and the progress made since the previous survey. Brambles achieved an overall response rate to the survey of 89%, setting a new global benchmark for the Group. Employee engagement at Brambles has improved since the last survey. There are a number of programs in place to further improve employee engagement. Another survey will be carried out in the 2011 year.

Brambles is a member of a leadership development consortium with CEDEP, the European Centre for Executive Development. In FY10 approximately 80 senior executives attended a number of development activities and Brambles also ran a Next Generation Leaders program to better equip high potential middle managers for future leadership roles.

Brambles carries out research and development activities in relation to both its CHEP and Recall businesses. These activities comprise:
- continuously testing its pallets and containers to make them more durable, sustainable and safer for use in the supply chain;
- developing new pallets, containers and other supply chain platforms;
- improving pallet and container repair equipment;
- developing unique identifier technologies, including radio frequency indentification; and
- research into and development of new service offerings, information technology and software solutions, and information and document management processes.

ENVIRONMENTAL REGULATION

Except as set out below, the operations of the Group in Australia are not subject to any particular and significant environmental regulation under a law of the Commonwealth or a State or Territory. The operations of the Group in Australia involve the use or development of land, the use of transportation equipment and the transport of goods. These operations may be subject to State, Territory or Local government environmental and town planning regulations, or require a licence, consent or approval from Commonwealth, State or Territory regulatory bodies. There were no material breaches of environmental statutory requirements and no material prosecutions during the Year.

Brambles' businesses comply with all relevant environmental laws and regulations and none were involved in any material environmental prosecutions during the Year.

INTERESTS IN SECURITIES

Pages 39, 40 and 42 of the Remuneration Report include details of the relevant interests of Directors, and other Group Executives whose details are required to be disclosed, in shares and other securities of Brambles Limited.

SHARE CAPITAL, OPTIONS AND SHARE RIGHTS

Details of the changes in the issued share capital of Brambles Limited and options, share rights and MyShare matching share rights outstanding over Brambles Limited ordinary shares at the year end are given in Notes 26 and 27 on pages 89 to 92. No options, share rights or MyShare matching share rights over the shares of Brambles Limited's controlled entities were granted during or since the end of the Year to the date of this Report.

Since the end of the Year to the date of this Report, the following grants, exercises and forfeits in options, performance share rights and MyShare matching share rights over Brambles Limited ordinary shares have taken place, broken down by reference to the plan numbers shown on page 44 of the Remuneration Report:
- 57,933 grants under plan 40;
- 4,978 exercises, resulting in the issue of fully paid ordinary shares: 3,551 under the 2009 MyShare offer (plan numbers 24 to 35) and 1,427 under the 2010 MyShare offer (plan numbers 36 to 40);
- 881,333 lapses: 5,090 under the 2009 MyShare offer (plan numbers 24 to 35), 6,665 under the 2010 MyShare offer, 198,142 under plan 7, 663,669 under plan 8, 2,450 under plan 14 and 5,317 under plan 20.

SHARE BUY-BACKS
No ordinary shares were bought-back and cancelled during the Year. There is no current on-market buy-back in operation.

RISK MANAGEMENT
A discussion of Brambles' risk profile, management and mitigation of risks can be found in the Treasury and Risk Review on pages 12 and 13 and the Corporate Governance Statement on pages 25 to 27.

TREASURY POLICIES
A discussion of the implementation of treasury policies and mitigation of treasury risks can be found in the Treasury and Risk Review on pages 12 and 13.

NON-AUDIT SERVICES
The amount of US$184,000 was paid or is payable to PricewaterhouseCoopers, the Group's auditors, for non-audit services provided during the Year by them (or another person or firm on their behalf). These services primarily related to implementation of a compliance tracking system and tax consulting advice. The Audit Committee has reviewed the provision of non-audit services by PricewaterhouseCoopers and its related practices and provided the Directors with formal written advice of a resolution passed by the Audit Committee. Consistent with this advice, the Directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers and its related practices did not compromise the auditor independence requirements of the Act for the following reasons: the nature of the non-audit services provided during the Year; the quantum of non-audit fees compared to overall audit fees; and the pre-approval, monitoring and ongoing review requirements under the Audit Committee Charter and the Charter of Audit Independence in relation to non-audit work.

The auditors have also provided the Audit Committee with a letter confirming that, in their professional judgement, as at 4 August 2010, they have maintained their independence in accordance with their firm's requirements, with the provisions of APES 110 – Code of Ethics for Professional Accountants and the applicable provisions of the Act. On the same basis, they also confirmed that the objectivity of the audit engagement partners and the audit staff is not impaired.

AUDITORS' INDEPENDENCE DECLARATION
A copy of the auditors' independence declaration as required under section 307C of the Act is set out on page 117.

ANNUAL GENERAL MEETING
The AGM will be held at 2.00pm (AEDT) on 18 November 2010 at The Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000.

This Directors' Report is made in accordance with a resolution of the Board.

G J KRAEHE AO
Chairman

T J GORMAN
Chief Executive Officer
19 August 2010

SHAREHOLDER INFORMATION

DIRECTORS

G J Kraehe AO
(Non-executive Chairman)

A G Froggatt
(Non-executive Director)

T J Gorman
(Chief Executive Officer)

G J Hayes
(Chief Financial Officer)

S P Johns
(Non-executive Director)

S C H Kay
(Non-executive Director)

C L Mayhew
(Non-executive Director)

J P Mullen
(Non-executive Director)

B M Schwartz AM
(Non-executive Director)

COMPANY SECRETARY

R N Gerrard

REGISTERED OFFICE

Brambles Limited
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
ACN 118 896 021

Telephone: 61 (0) 2 9256 5222
Facsimile: 61 (0) 2 9256 5299
Website: www.brambles.com

STOCK EXCHANGE LISTING

Brambles' ordinary shares are listed on the Australian Securities Exchange and are traded under the stock code "BXB".

SHARE REGISTRY

Online access to shareholding information is available to investors through the Link Market Services website.

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Australia

Locked Bag A14
Sydney South NSW 1235
Australia

Telephone: 1300 883 073 (freecall within Australia)
61 (0) 2 8280 7143 (from outside Australia)
Facsimile: 61 (0) 2 9287 0303
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

SHARE OPTIONS/RIGHTS REGISTRY

Employees or former employees of Brambles who have queries about the following interests:

- share options under the 2001 Option Plans;
- performance share rights under the 2001, 2004 or 2006 share plans;
- matching share rights under MyShare; or
- shares acquired under MyShare or other share interests held through Computershare Nominees CI Limited,

may contact Computershare Plan Managers.

Computershare Plan Managers Pty Limited
Attention: Brambles Employee Share Plans
GPO Box 658
Melbourne VIC 3001
Australia

Telephone: 1800 133 976 (within Australia)
61 (0) 3 9415 4659 (from outside Australia)
Facsimile: 61 (0) 3 9473 2458
Email: BramblesSharePlans@computershare.com.au
Website: www.computershare.com/brambles

UNCERTIFICATED FORMS OF SHAREHOLDING

Brambles' ordinary shares are held in uncertificated form. There are two types of uncertificated holdings:

Issuer Sponsored Holdings: This type of holding is recorded on a subregister of the Brambles share register, maintained by Brambles. If your holding is recorded on the issuer sponsored subregister, you will be allocated a Securityholder Reference Number or SRN, which is a unique number used to identify your holding of ordinary shares in Brambles.

Broker Sponsored Holdings: This type of holding is recorded on the main Brambles share register. Shareholders who are sponsored by an ASX market participant broker will be allocated a Holder Identification Number or HIN. One HIN can relate to an investor's shareholdings in multiple companies. For example, a shareholder with a portfolio of holdings which are managed by a broker would have the same HIN for each shareholding.

SHARE SALE FACILITY

Ordinarily, Issuer Sponsored shareholders must establish a relationship with a broker in order to sell their shares. However, Brambles' share registry provides Issuer Sponsored shareholders with an alternative to traditional share sale services. If you would like to take advantage of this service to sell your entire Brambles shareholding, please contact Link Market Services using the contact details above. Please note that under anti-money laundering regulations, Link Market Services may require shareholders to complete an identification information form.

If you are a Broker Sponsored shareholder, please contact your broker if you wish to sell your Brambles shares.

ANNUAL GENERAL MEETING

The Brambles Limited 2010 AGM will be held at 2.00pm (AEDT) on 18 November 2010 at The Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000.

FINANCIAL CALENDAR

Final dividend 2010

Ex dividend date – Thursday, 16 September 2010
Record date – Wednesday, 22 September 2010
Payment date – Thursday, 14 October 2010

2011 (Provisional)

Announcement of interim results – mid February
Interim dividend – mid April
Announcement of final results – mid August
Final dividend – mid October
AGM – November

ANALYSIS OF HOLDERS OF EQUITY SECURITIES AS AT 16 AUGUST 2010

Substantial shareholders

Brambles has been notified of the following substantial shareholdings:

HOLDER	NUMBER OF ORDINARY SHARES	% OF ISSUED ORDINARY SHARE CAPITAL[a]
Baillie Gifford & Co	71,408,272	5.06
BlackRock Investment Management (Australia) Limited	71,242,004	5.00
Commonwealth Bank of Australia and its subsidiaries	165,509,641	11.64
Maple-Brown Abbott Limited	71,359,976	5.02

[a] Percentages are as disclosed in substantial holding notices given to Brambles Limited.

Number of ordinary shares on issue and distribution of holdings

	HOLDERS	SHARES
1 – 1,000	36,679	17,869,288
1,001 – 5,000	33,889	80,617,400
5,001 – 10,000	5,815	41,940,646
10,001 – 100,000	3,451	74,053,386
100,001 and over	179	1,207,753,965
Total	**80,013**	**1,422,234,685**

The number of members holding less than a marketable parcel of 97 ordinary shares (based on a market price of A$5.19 on 16 August 2010) is 4,889 and they hold a total of 227,598 ordinary shares. The voting rights of ordinary shares are described on page 52.

Number of options/rights on issue and distribution of holdings

	HOLDERS	OPTIONS/RIGHTS
1 – 1,000	1,778	577,208
1,001 – 5,000	124	278,783
5,001 – 10,000	46	292,381
10,001 – 100,000	99	4,214,023
100,001 and over	13	2,699,790
Total	**2,060**	**8,062,185**

The voting rights of options, performance share rights and MyShare Matching Awards are described on page 52.

SHAREHOLDER INFORMATION CONTINUED

Twenty largest ordinary shareholders

NAME	NUMBER OF ORDINARY SHARES	% OF SHARE CAPITAL
1 HSBC Custody Nominees (Australia) Limited	409,331,962	28.78%
2 J P Morgan Nominees Australia Limited	253,538,728	17.83%
3 National Nominees Limited	251,287,062	17.67%
4 Citicorp Nominees Pty Limited	105,598,325	7.42%
5 Cogent Nominees Pty Limited	31,284,571	2.20%
6 ANZ Nominees Limited <Cash Income A/C>	22,755,658	1.60%
7 RBC Dexia Investor Services Australia Nominees Pty Limited	9,527,278	0.67%
8 Australian Foundation Investment Company Limited	8,425,028	0.59%
9 Australian Reward Investment Alliance	7,971,074	0.56%
10 Citicorp Nominees Pty Limited <CFS WSLE 452 AUST SHARE A/C>	6,335,432	0.45%
11 Citicorp Nominees Pty Limited <CFSIL CWLTH AUST SHS 1 A/C>	6,040,000	0.42%
12 AMP Life Limited	5,791,384	0.41%
13 HSBC Custody Nominees (Australia) Limited – A/C 2	4,427,855	0.31%
14 Argo Investments Limited	4,252,106	0.30%
15 UBS Wealth Management Australia Nominees Pty Ltd	3,955,975	0.28%
16 Citicorp Nominees Pty Limited <CFSIL CFSWS GEAR 452 AU A/C>	3,480,239	0.24%
17 Queensland Investment Corporation	3,442,985	0.24%
18 Citicorp Nominees Pty Limited <CWLTH BANK OFF SUPER A/C>	3,428,016	0.24%
19 Djerriwarrh Investments Limited	2,886,018	0.20%
20 Perpetual Trustee Company Limited	2,550,196	0.18%
Percentage of total holdings of 20 largest holders	**1,146,309,892**	**80.59%**

Voting rights: ordinary shares

Brambles Limited's constitution provides that each member entitled to attend and vote may do so in person or by proxy, by attorney or, where the member is a body corporate, by representative. The Directors may also determine that at any general meeting, a member who is entitled to attend and vote on a resolution at that meeting is entitled to a direct vote in relation to that resolution. The Directors have prescribed rules to govern direct voting which are available at www.brambles.com.

On a show of hands, every member present in person, by proxy, by attorney or, where the member is a body corporate, by representative and having the right to vote on a resolution has one vote. The Directors have determined that members who submit a direct vote will be excluded on a vote by a show of hands.

On a poll, every member present in person, by proxy, by attorney or, where the member is a body corporate, by representative and having the right to vote on the resolution has one vote for each ordinary share held. The Directors have determined that votes cast by members who submit a direct vote will be included on a vote by a poll, being one vote for each ordinary share held.

Voting rights: options/rights

Options over ordinary shares, performance share rights and MyShare Matching Awards do not carry any voting rights.

82-5205

FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2010

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2010

	NOTE	2010 US$M	2009 US$M
Continuing operations			
Sales revenue	5a	**4,146.8**	4,018.6
Other income	5a	**97.0**	96.7
Operating expenses	5b	**(3,525.1)**	(3,402.1)
Share of results of joint ventures	18c	**5.8**	5.0
Operating profit		**724.5**	718.2
Finance revenue		**2.8**	7.1
Finance costs		**(112.4)**	(128.0)
Net finance costs	8	**(109.6)**	(120.9)
Profit before tax		**614.9**	597.3
Tax expense	9	**(171.0)**	(163.3)
Profit from continuing operations		**443.9**	434.0
Profit from discontinued operations	12	**4.9**	18.6
Profit for the year attributable to members of the parent entity		**448.8**	452.6
Earnings per share (cents)	10		
Total			
– basic		**31.8**	32.6
– diluted		**31.7**	32.5
Continuing operations			
– basic		**31.5**	31.3
– diluted		**31.4**	31.2

The consolidated income statement should be read in conjunction with the accompanying notes.

Non-statutory measure:

Underlying profit

Underlying profit is profit from continuing operations before finance costs, tax and Significant items (refer Note 6). It is presented to assist users of the financial statements to understand Brambles' business results and reconciles with operating profit as follows:

Underlying profit		**733.4**	900.6
Significant items:			
– restructuring costs	6a	**(8.9)**	(153.3)
– foreign exchange gain on capital repatriation	6c	–	77.3
– Walmart transition impact	6d	–	(29.0)
– USA pallet quality program costs*	6e	–	(77.4)
Operating profit		**724.5**	718.2

* In October 2009, CHEP USA launched its Better Everyday customer service and quality program. In FY10, spending under the Better Everyday program, together with the final US$37 million spending under the USA pallet quality program announced in February 2008, have been presented within Underlying profit. In prior years, USA pallet quality program costs were presented as Significant items. Comparatives have not been restated.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2010

	NOTE	2010 US$M	2009 US$M
Profit for the year		**448.8**	452.6
Other comprehensive income:			
Actuarial losses on defined benefit pension plans	25e	**(5.9)**	(2.9)
Exchange differences:			
– on translation of foreign operations	28	**(71.2)**	(262.6)
– on entities disposed taken to profit	28	**–**	(0.6)
Cash flow hedges	28	**1.4**	(14.2)
Income tax on other comprehensive income	9a	**0.8**	4.7
Other comprehensive income for the year		**(74.9)**	(275.6)
Total comprehensive income for the year attributable to members of the parent entity		**373.9**	177.0

The consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2010

	NOTE	2010 US$M	2009 US$M
ASSETS			
Current assets			
Cash and cash equivalents	13	**135.5**	90.1
Trade and other receivables	14	**631.6**	653.6
Inventories	15	**33.5**	35.1
Derivative financial instruments	16	**14.5**	1.1
Other assets	17	**53.1**	72.2
Total current assets		**868.2**	852.1
Non-current assets			
Other receivables	14	**6.2**	8.1
Investments	18	**14.0**	13.8
Property, plant and equipment	19	**3,223.8**	3,441.6
Goodwill	20	**607.0**	612.3
Intangible assets	21	**158.6**	163.0
Deferred tax assets	9	**19.8**	7.0
Derivative financial instruments	16	**12.0**	-
Other assets	17	**0.7**	0.6
Total non-current assets		**4,042.1**	4,246.4
Total assets		**4,910.3**	5,098.5
LIABILITIES			
Current liabilities			
Trade and other payables	22	**681.4**	683.7
Borrowings	23	**276.0**	68.0
Derivative financial instruments	16	**12.2**	12.9
Tax payable		**78.5**	64.6
Provisions	24	**87.2**	93.6
Total current liabilities		**1,135.3**	922.8
Non-current liabilities			
Borrowings	23	**1,618.8**	2,165.5
Derivative financial instruments	16	**10.1**	5.8
Provisions	24	**34.0**	53.0
Retirement benefit obligations	25	**50.4**	50.8
Deferred tax liabilities	9	**408.2**	449.9
Other liabilities	22	**20.9**	21.4
Total non-current liabilities		**2,142.4**	2,746.4
Total liabilities		**3,277.7**	3,669.2
Net assets		**1,632.6**	1,429.3
EQUITY			
Contributed equity	26	**13,979.6**	13,847.6
Reserves	28	**(15,007.4)**	(14,938.7)
Retained earnings	28	**2,660.1**	2,520.1
Parent entity interest		**1,632.3**	1,429.0
Non-controlling interest	28	**0.3**	0.3
Total equity		**1,632.6**	1,429.3

The consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2010

	NOTE	2010 US$M	2009 US$M
Cash flows from operating activities			
Receipts from customers		**4,658.5**	4,575.7
Payments to suppliers and employees		**(3,392.5)**	(3,306.8)
Cash generated from operations		**1,266.0**	1,268.9
Dividends received from joint ventures		**5.9**	7.1
Interest received		**2.9**	8.0
Interest paid		**(104.6)**	(131.8)
Income taxes paid on operating activities		**(179.9)**	(129.2)
Net cash inflow from operating activities	30b	**990.3**	1,023.0
Cash flows from investing activities			
Purchases of property, plant and equipment		**(496.5)**	(683.8)
Proceeds from sale of property, plant and equipment		**88.0**	104.6
Purchases of intangible assets		**(33.2)**	(24.3)
Proceeds from disposal of businesses		**1.3**	1.8
Costs incurred on disposal of businesses		–	(4.8)
Acquisition of subsidiaries, net of cash acquired		–	(0.1)
Net cash outflow from investing activities		**(440.4)**	(606.6)
Cash flows from financing activities			
Proceeds from borrowings		**2,222.9**	1,404.2
Repayments of borrowings		**(2,541.2)**	(1,513.5)
Net inflow/(outflow) from hedge instruments		**35.8**	(7.9)
Proceeds from issues of ordinary shares		**2.7**	0.8
Dividends paid, net of Dividend Reinvestment Plan		**(204.5)**	(277.6)
Net cash outflow from financing activities		**(484.3)**	(394.0)
Net increase in cash and cash equivalents		**65.6**	22.4
Cash and deposits, net of overdrafts, at beginning of the year		**54.1**	68.1
Effect of exchange rate changes		**3.6**	(36.4)
Cash and deposits, net of overdrafts, at end of the year	30a	**123.3**	54.1

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2010

	NOTE	SHARE CAPITAL US$M	RESERVES[1] US$M	RETAINED EARNINGS US$M	NON-CONTROLLING INTEREST US$M	TOTAL US$M
Year ended 30 June 2009						
Opening balance		13,778.6	(14,671.5)	2,436.1	0.3	1,543.5
Total comprehensive income		–	(272.5)	449.5	–	177.0
Share-based payments:						
– expense recognised		–	14.5	–	–	14.5
– shares issued		–	(6.3)	–	–	(6.3)
– equity component of related tax		–	(2.9)	–	–	(2.9)
Transactions with owners in their capacity as owners:						
– dividends declared	28	–	–	(365.5)	–	(365.5)
– issues of ordinary shares, net of transaction costs	26	7.1	–	–	–	7.1
– issues of ordinary shares under Dividend Reinvestment Plan	26	61.9	–	–	–	61.9
Closing balance		13,847.6	(14,938.7)	2,520.1	0.3	1,429.3
Year ended 30 June 2010						
Opening balance		**13,847.6**	**(14,938.7)**	**2,520.1**	**0.3**	**1,429.3**
Total comprehensive income		–	**(70.3)**	**444.2**	–	**373.9**
Share-based payments:						
– expense recognised		–	**10.7**	–	–	**10.7**
– shares issued		–	**(9.1)**	–	–	**(9.1)**
Transactions with owners in their capacity as owners:						
– dividends declared	28	–	–	**(304.2)**	–	**(304.2)**
– issues of ordinary shares, net of transaction costs	26	**11.8**	–	–	–	**11.8**
– issues of ordinary shares under Dividend Reinvestment Plan	26	**120.2**	–	–	–	**120.2**
Closing balance		**13,979.6**	**(15,007.4)**	**2,660.1**	**0.3**	**1,632.6**

[1] Refer Note 28 for further information on reserves.

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010

NOTE 1. BASIS OF PREPARATION
These financial statements present the consolidated results of Brambles Limited (ACN 118 896 021) (Company) and its subsidiaries (Brambles or the Group) for the year ended 30 June 2010.

The financial statements comply with International Financial Reporting Standards (IFRS). This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AAS), other authoritative pronouncements of the Australian Accounting Standards Board (AASB), the Urgent Issues Group Interpretations (UIG) and the requirements of the Corporations Act 2001 (Act).

The financial statements are drawn up in accordance with the conventions of historical cost accounting, except for derivative financial instruments and financial assets and liabilities at fair value through profit or loss.

References to 2010 and 2009 are to the financial years ended 30 June 2010 and 30 June 2009 respectively.

Details of Unification, whereby Brambles Limited acquired all the share capital of Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) under separate schemes of arrangement on 4 December 2006, are set out in Brambles' 2007 Annual Report.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements and all comparatives have been prepared using the accounting policies set out below which are consistent with the prior year, except for financial statements presentation, segment reporting and financial instruments disclosures.

Financial statements presentation
Brambles has applied revised AASB 101: Presentation of Financial Statements from 1 July 2009. The revised standard requires the presentation of a statement of comprehensive income rather than a statement of recognised income and expense. Additionally, a statement of changes in equity is now disclosed as a primary statement rather than in a note. Comparative information has been re-presented to conform to the revised standard.

Segment reporting
Brambles has applied AASB 8: Operating Segments from 1 July 2009. AASB 8 requires adoption of a management approach when reporting segment performance. The information presented is based on Brambles' internal management reporting to the Chief Executive Officer (CEO), being the chief operating decision-maker, and reflects what the CEO uses when evaluating segment performance and deciding how to allocate resources to operating segments.

There have been no changes to the definition of operating segments, however additional disclosures are now included in the financial statements. Geographic disclosures now present Australia separately. Comparative figures have been provided.

Financial instruments disclosures
Brambles has applied the amendments to AASB 7: Financial Instruments: Disclosures from 1 July 2009. These require disclosure of fair value measurements by source of input using the following fair value hierarchy:

- Level 1 – the fair value is calculated using quoted prices in active markets;
- Level 2 – the fair value is estimated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
- Level 3 – the fair value is estimated using inputs for the asset or liability that are not observable market data.

Comparative figures have been provided.

Other new accounting standards and interpretations
At 30 June 2010, certain other new accounting standards and interpretations have been published that will become mandatory in future reporting periods. Brambles has not early-adopted these new or amended accounting standards and interpretations in 2010.

AASB 2009-8: Amendments to Australian Accounting Standards – Group Cash-Settled Share-based Payment Transactions is applicable to annual reporting periods beginning on or after 1 January 2010. The amendments confirm that an entity receiving goods or services in a group share-based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. The amendments also clarify the measurement basis for such transactions. The amendments are not expected to affect Brambles' accounting for share-based payments. Brambles will apply the amendments from 1 July 2010.

AASB 9: Financial Instruments and AASB 2009-11: Amendments to Australian Accounting Standards arising from AASB 9 are applicable to annual reporting periods beginning on or after 1 January 2013. AASB 9 addresses the classification and measurement of financial assets and may affect Brambles' accounting for financial assets. Brambles is yet to assess the full impact of this standard.

Basis of consolidation
The consolidated financial statements of Brambles include the assets, liabilities and results of Brambles Limited and all its legal subsidiaries. The consolidation process eliminates all inter-entity accounts and transactions. Any financial statements of overseas subsidiaries that have been prepared in accordance with overseas accounting practices have been adjusted to comply with AAS before inclusion in the consolidation process. The financial statements of all subsidiaries are prepared for the same reporting period.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (ie discount on acquisition) is credited to the income statement in the period of acquisition. The interest of non-controlling shareholders is stated at the non-controlling proportion of the fair values of the assets and liabilities recognised. With effect from 1 July 2009, any acquisition-related transaction costs are expensed in the period of acquisition.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Investment in controlled entities

Shares in controlled entities, as recorded in the parent entity, are recorded at cost, less provision for impairment.

Investment in joint ventures

Investments in joint venture entities are accounted for using the equity method in the consolidated financial statements, and include any goodwill arising on acquisition. Under this method, Brambles' share of the post-acquisition profits or losses of the joint venture is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

If Brambles' share of losses in a joint venture equals or exceeds its interest in the joint venture, Brambles does not recognise further losses unless it has incurred obligations or made payments on behalf of the joint venture.

Loans to equity accounted joint ventures under formal loan agreements are long term in nature and are included as investments.

Where there has been a change recognised directly in the joint venture's equity, Brambles recognises its share of any changes as a change in equity.

Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Discontinued operations

The trading results for business operations disposed during the year or classified as held for sale are disclosed separately as discontinued operations in the income statement. The amount disclosed includes any related impairment losses recognised and any gains or losses arising on disposal.

Comparative amounts for the prior year are restated in the income statement to include current year discontinued operations.

Presentation currency

The consolidated and summarised parent entity financial statements are presented in US dollars.

Brambles uses the US dollar as its presentation currency because:

- a significant portion of Brambles' activity is denominated in US dollars; and
- the US dollar is widely understood by Australian, UK and international investors and analysts.

Foreign currency

Items included in the financial statements of each of Brambles' entities are measured using the functional currency of each entity.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except where deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are recognised directly in equity.

The results and cash flows of Brambles Limited, subsidiaries and joint ventures are translated into US dollars using the average exchange rates for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Assets and liabilities of Brambles Limited, subsidiaries and joint ventures are translated into US dollars at the exchange rate ruling at the balance sheet date. The share capital of Brambles Limited is translated into US dollars at historical rates. All resulting exchange differences arising on the translation of Brambles' overseas and Australian entities are recognised as a separate component of equity.

The financial statements of foreign subsidiaries and joint ventures that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into US dollars.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The principal exchange rates affecting Brambles were:

		US$:A$	US$:€	US$:£
Average	2010	0.8813	1.3782	1.5733
	2009	0.7479	1.3822	1.6103
Year end	30 June 2010	0.8498	1.2185	1.5051
	30 June 2009	0.8114	1.4106	1.6637

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to Brambles and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of duties and taxes paid (Goods and Services Tax and local equivalents).

Revenue for services is recognised when invoicing the customer following the provision of the service and/or under the terms of agreed contracts in accordance with agreed contractual terms in the period in which the service is provided.

Other income
Other income includes net gains on disposal of property, plant and equipment in the ordinary course of business, which are recognised when control of the property has passed to the buyer. Amounts arising from compensation for irrecoverable pooling equipment are recognised only when it is probable that they will be received.

DIVIDENDS
Dividend revenue is recognised when Brambles' right to receive the payment is established. Dividends received from investments in subsidiaries and joint ventures are recognised as revenue, even if they are paid out of pre-acquisition profits.

Finance revenue
Interest revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Borrowing costs
Borrowing costs are recognised as expenses in the year in which they are incurred, except where they are included in the cost of qualifying assets.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year. No borrowing costs were capitalised in 2010 or 2009.

Pensions and other post-employment benefits
Payments to defined contribution pension schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where Brambles' obligations under the schemes are equivalent to those arising in a defined contribution pension scheme.

A liability in respect of defined benefit pension schemes is recognised in the balance sheet, measured as the present value of the defined benefit obligation at the reporting date less the fair value of the pension scheme's assets at that date. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high quality corporate bonds.

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

Actuarial gains and losses arising from differences between expected and actual returns, and the effect of changes in actuarial assumptions are recognised in full through the statement of comprehensive income in the period in which they arise.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees' services, in accordance with the advice of qualified actuaries.

Executive and employee option plans
Incentives in the form of share-based compensation benefits are provided to executives and employees under share option, performance share and MyShare employee share plans approved by shareholders.

Options and performance share awards are fair valued by qualified actuaries at their grant dates in accordance with the requirements of AASB 2: Share-based Payments, using a binomial model. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, on a straight-line basis over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

Executives and employees in certain jurisdictions are provided cash incentives calculated by reference to the options and awards under the share option schemes (phantom shares). These phantom shares are fair valued on initial grant and at each subsequent reporting date. The cost of such phantom shares is charged to the income statement over the relevant vesting periods, with a corresponding increase in provisions.

The fair value calculation of options and performance shares granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, Brambles reviews its estimate of the number of options and performance shares that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Significant items and Underlying profit
To assist users of the financial statements in understanding Brambles' business results, Brambles discloses Significant items as a footnote to its income statement.

Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Underlying profit is a non-statutory profit measure and represents profit from continuing operations before finance costs, tax and Significant items.

ASSETS

Cash and cash equivalents
For purposes of the cash flow statement, cash includes deposits at call with financial institutions and other highly liquid investments which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are presented within borrowings in the balance sheet.

Receivables
Trade receivables due within one year do not carry any interest and are recognised at amounts receivable less an allowance for any uncollectible amounts. Trade receivables are recognised when services are provided and settlement is expected within normal credit terms.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Bad debts are written-off when identified. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence. Significant financial difficulties of the debtor, probability that the debtor will enter liquidation, receivership or bankruptcy, and default or significant delay in payment are considered indicators that the trade receivable is doubtful. The amount of the provision is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. When a trade receivable for which a provision had been recognised becomes uncollectible in a subsequent period, it is written off against the provision account. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

Inventories

Stock and stores on hand are valued at the lower of cost and net realisable value and, where appropriate, provision is made for possible obsolescence. Work in progress, which represents partly-completed work undertaken at pre-arranged rates but not invoiced at the balance sheet date, is recorded at the lower of cost or net realisable value.

Cost is determined on a first-in, first-out basis and, where relevant, includes an appropriate portion of overhead expenditure. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs to make the sale.

Recoverable amount of non-current assets

At each reporting date, Brambles assesses whether there is any indication that an asset, or cash generating unit to which the asset belongs, may be impaired. Where an indicator of impairment exists, Brambles makes a formal estimate of recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use.

Where the carrying value of an asset exceeds its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. The impairment loss is recognised in the income statement in the reporting period in which the write-down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market risk adjusted discount rate.

Property, plant and equipment

Property, plant and equipment (PPE) is stated at cost, net of depreciation and any impairment, except land which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of assets, and, where applicable, an initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditure is capitalised only when it is probable that future economic benefits associated with the expenditure will flow to Brambles. Repairs and maintenance are expensed in the income statement in the period they are incurred.

Depreciation is charged in the financial statements so as to write-off the cost of all PPE, other than freehold land, to their residual value on a straight-line or reducing balance basis over their expected useful lives to Brambles. Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The expected useful lives of PPE are generally:

– buildings	50 years
– pooling equipment	5–10 years
– other plant and equipment (owned and leased)	3–20 years

The cost of improvements to leasehold properties is amortised over the unexpired portion of the lease, or the estimated useful life of the improvement to Brambles, whichever is the shorter.

Provision is made for irrecoverable pooling equipment based on experience in each market. The provision is presented within accumulated depreciation.

The carrying values of PPE are reviewed for impairment when circumstances indicate their carrying values may not be recoverable. Assets are assessed within the cash generating unit to which they belong. Any impairment losses are recognised in the income statement.

The recoverable amount of PPE is the greater of its fair value less costs to sell and its value in use. Value in use is determined as estimated future cash flows discounted to their present value using a pre-tax discount rate reflecting current market assessments of the time value of money and the risk specific to the asset.

PPE is derecognised upon disposal or when no future economic benefits are expected to arise from continued use of the asset. Any net gain or loss arising on derecognition of the asset is included in the income statement and presented within other income in the period in which the asset is derecognised.

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortised.

Goodwill represents the excess of the cost of an acquisition over the fair value of Brambles' share of the net identifiable assets of the acquired subsidiary or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of joint ventures is included in investments in joint ventures.

Upon acquisition, any goodwill arising is allocated to each cash generating unit expected to benefit from the acquisition. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment loss is recognised when the recoverable amount of the cash generating unit is less than its carrying amount.

On disposal of an operation, goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal.

Intangible assets

Intangible assets acquired are capitalised at cost, unless acquired as part of a business combination in which case they are capitalised at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less provisions for amortisation and impairment.

The costs of acquiring and developing computer software for internal use are capitalised as intangible non-current assets where it is used to support a significant business system and the expenditure leads to the creation of a durable asset.

82-5205

Useful lives have been established for all non-goodwill intangible assets. Amortisation charges are expensed in the income statement on a straight-line basis over those useful lives. Estimated useful lives are reviewed annually.

The expected useful lives of intangible assets are generally:
- customer lists and relationships 3–20 years
- computer software 3–10 years

There are no non-goodwill intangible assets with indefinite lives.

Intangible assets are tested for impairment where an indicator of impairment exists, either individually or at the cash generating unit level.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

LIABILITIES

Payables

Trade and other creditors represent liabilities for goods and services provided to Brambles prior to the end of the financial year which remain unpaid at the reporting date. The amounts are unsecured and are paid within normal credit terms.

Non-current payables are discounted to present value using the effective interest method.

Provisions

Provisions for liabilities are made on the basis that, due to a past event, the business has a constructive or legal obligation to transfer economic benefits that are of uncertain timing or amount. Provisions are measured at the present value of management's best estimate at the balance sheet date of the expenditure required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks appropriate to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost in the income statement.

Interest bearing liabilities

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the borrowing proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless Brambles has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Employee entitlements

Employee entitlements are provided by Brambles in accordance with the legal and social requirements of the country of employment. Principal entitlements are for annual leave, sick leave, long service leave and contract entitlements. Annual leave and sick leave entitlements are presented within trade and other payables.

Liabilities for annual leave, as well as those employee entitlements which are expected to be settled within one year, are measured at the amounts expected to be paid when they are settled. All other employee entitlement liabilities are measured at the estimated present value of the future cash outflows to be made in respect of services provided by employees up to the reporting date.

Dividends

A provision for dividends is only recognised where the dividends have been declared prior to the reporting date.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

OPERATING LEASES

The minimum lease payments under operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis over the term of the lease.

FINANCE LEASES

Finance leases, which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to Brambles, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, present value of the minimum lease payments, and disclosed as property, plant and equipment held under lease. A lease liability of equal value is also recognised.

Lease payments are allocated between finance charges and a reduction of the lease liability so as to achieve a constant period rate of interest on the lease liability outstanding each period. The finance charge is recognised as a finance cost in the income statement.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Income tax

The income tax expense or benefit for the year is the tax payable or receivable on the current year's taxable income based on the national income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, calculated using tax rates which are enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Deferred tax assets and liabilities are not recognised:

- where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- in respect of temporary differences associated with investments in subsidiaries and joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Current and deferred tax attributable to amounts recognised directly in equity are also recognised directly in equity.

Financial assets

Brambles classifies its financial assets in the following two categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired.

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

LOANS AND RECEIVABLES

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Financial assets are recognised on Brambles' balance sheet when Brambles becomes a party to the contractual provisions of the instrument. Derecognition takes place when Brambles no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

Derivatives and hedging activities

Derivative instruments used by Brambles, which are used solely for hedging purposes (ie to offset foreign exchange and interest rate risks), comprise interest rate swaps, caps, collars, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of Brambles' existing underlying exposure in line with Brambles' risk management policies.

Derivative financial instruments are stated at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturities at the balance sheet date. The fair value of interest rate swap contracts is calculated as the present value of the forward cash flows of the instrument after applying market rates and standard valuation techniques.

For the purposes of hedge accounting, hedges are classified as either fair value hedges, cash flow hedges or net investment hedges.

FAIR VALUE HEDGES

Fair value hedges are derivatives that hedge exposure to changes in the fair value of a recognised asset or liability, or an unrecognised firm commitment. In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer meets the hedge accounting criteria. In this case, any adjustment to the carrying amounts of the hedged item for the designated risk for interest-bearing financial instruments is amortised to the income statement following termination of the hedge.

CASH FLOW HEDGES

Cash flow hedges are derivatives that hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction.

In relation to cash flow hedges to hedge forecast transactions which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income and reserves in equity and the ineffective portion is recognised in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.

At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

NET INVESTMENT HEDGES
Hedges for net investments in foreign operations are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income and reserves in equity and the ineffective portion is recognised in the income statement.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed or sold.

DERIVATIVES THAT DO NOT QUALIFY FOR HEDGE ACCOUNTING
Where derivatives do not qualify for hedge accounting, gains or losses arising from changes in their fair value are taken directly to net profit or loss for the year.

Contributed equity
Ordinary shares including share premium are classified as contributed equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of Brambles' own equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds of issue.

Earnings per share (EPS)
Basic EPS is calculated as net profit attributable to members of the parent entity, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members of the parent entity, adjusted for:
- costs of servicing equity (other than dividends) and preference share dividends;
- the after-tax effect of dividends and finance costs associated with dilutive potential ordinary shares that have been recognised as expenses;
- other non-discretionary changes in revenues or expenses during the year that would result from the dilution of potential ordinary shares;

and divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

EPS on Underlying profit after finance costs and tax is calculated as Underlying profit after finance costs and tax attributable to members of the parent entity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Rounding of amounts
As Brambles is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the financial statements and Directors' Report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

NOTE 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
In applying its accounting policies, Brambles has made estimates and assumptions concerning the future, which may differ from the related actual outcomes. Those estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Irrecoverable pooling equipment provisioning
Loss or damage is an inherent risk of pooling equipment operations. CHEP's pooling equipment operations around the world differ in terms of business model, market dynamics, customer and distribution channel profiles, contractual arrangements and operational details. Brambles conducts audits on a regular basis to confirm the existence and the condition of its pooling equipment assets, and monitors its pooling equipment operations using detailed key performance indicators (KPIs).

The irrecoverable pooling equipment provision is determined by reference to historical statistical data in each market, including the outcome of audits and relevant KPIs, together with management estimates of future equipment losses.

Impairment of goodwill
Brambles' business units undertake an impairment review process annually to ensure that goodwill balances are not carried at amounts that are in excess of their recoverable amounts. The recoverable amount of the goodwill in continuing operations is determined based on value in use calculations undertaken at the cash generating unit level. These calculations require the use of key assumptions which are set out in Note 20.

Income taxes
Brambles is a global company and is subject to income taxes in many jurisdictions around the world. Significant judgement is required in determining the provision for income taxes on a worldwide basis. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Brambles recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from amounts provided, such differences will impact the current and deferred tax provisions in the period in which such outcome is obtained. Refer to Note 9 for further details.

Provisions on divestments
Brambles has made provisions in relation to vendor warranties and other matters associated with the divestments made in 2007 and prior years. These provisions have been established by management using information currently available. Where the eventual outcome of these matters is different from amounts currently provided, such differences will impact profits in the period in which such outcome is recognised. Refer to Note 24 for further details.

NOTE 4. SEGMENT INFORMATION

Brambles' segment information is provided on the same basis as its internal management reporting to the CEO and reflects how Brambles is organised and managed.

Brambles has five reportable segments, being CHEP Americas, CHEP EMEA, CHEP Asia-Pacific (pallet and container pooling businesses), Recall (information management business) and Brambles HQ (corporate centre). Discontinued operations primarily comprise the Cleanaway businesses (waste management), which were divested in 2006 and 2007.

Segment results shown are consistent with internal management reporting. Segment performance is measured on sales, Underlying profit, cash flow from operations and Brambles Value Added (BVA). Underlying profit is the main measure of segment profit. A reconciliation between Underlying profit and operating profit is set out as a footnote to the income statement.

Segment sales revenue is measured on the same basis as in the income statement. Segment sales revenue is allocated to segments based on the business stream and physical location of the business unit that invoices the customer. Intersegment revenue during the year was immaterial. There is no single external customer who contributed more than 10% of Group sales revenue.

Assets and liabilities are measured consistently in segment reporting and in the balance sheet. Assets and liabilities are allocated to segments based on segment use and physical location. Cash, borrowings and tax balances are managed centrally and therefore not allocated to segments.

	SALES REVENUE		CASH FLOW FROM OPERATIONS [1]		BRAMBLES VALUE ADDED [2]	
	2010 US$M	2009 US$M	2010 US$M	2009 US$M	2010 US$M	2009 US$M
By operating segment						
CHEP Americas	**1,533.6**	1,556.9	**285.7**	267.0	**38.1**	138.5
CHEP EMEA	**1,482.6**	1,452.6	**411.7**	372.7	**165.3**	159.8
CHEP Asia-Pacific	**390.9**	323.4	**94.1**	9.8	**28.2**	26.2
Total CHEP	**3,407.1**	3,332.9	**791.5**	649.5	**231.6**	324.5
Recall	**739.7**	685.7	**121.7**	106.9	**9.0**	(6.4)
Brambles HQ	–	–	**(30.9)**	(34.0)	**(25.2)**	(20.7)
Total	**4,146.8**	4,018.6	**882.3**	722.4	**215.4**	297.4
By geographic origin						
Americas	**1,868.9**	1,870.2				
Europe	**1,537.9**	1,537.1				
Australia	**501.6**	421.2				
Other	**238.4**	190.1				
Total	**4,146.8**	4,018.6				

	OPERATING PROFIT [3]		SIGNIFICANT ITEMS BEFORE TAX [4]		UNDERLYING PROFIT [4]	
	2010 US$M	2009 US$M	2010 US$M	2009 US$M	2010 US$M	2009 US$M
By operating segment						
CHEP Americas	**235.2**	229.0	**(1.9)**	(205.4)	**237.1**	434.4
CHEP EMEA	**324.9**	286.5	**(4.6)**	(41.0)	**329.5**	327.5
CHEP Asia-Pacific	**77.8**	57.9	**(0.6)**	(3.2)	**78.4**	61.1
Total CHEP	**637.9**	573.4	**(7.1)**	(249.6)	**645.0**	823.0
Recall	**123.1**	95.9	**(1.5)**	(8.4)	**124.6**	104.3
Brambles HQ	**(36.5)**	48.9	**(0.3)**	75.6	**(36.2)**	(26.7)
Continuing operations	**724.5**	718.2	**(8.9)**	(182.4)	**733.4**	900.6
Discontinued operations	**3.9**	15.2	**3.9**	15.2		
Total	**728.4**	733.4	**(5.0)**	(167.2)		

	CAPITAL EXPENDITURE (INCLUDING ACQUISITIONS)		DEPRECIATION AND AMORTISATION	
	2010 US$M	2009 US$M	2010 US$M	2009 US$M
By operating segment				
CHEP Americas	**214.2**	312.6	**171.9**	173.3
CHEP EMEA	**174.8**	223.6	**167.8**	168.5
CHEP Asia-Pacific	**67.2**	93.0	**52.1**	36.5
Total CHEP	**456.2**	629.2	**391.8**	378.3
Recall	**73.7**	59.0	**47.9**	46.0
Brambles HQ	**2.1**	5.4	**4.3**	0.3
Total	**532.0**	693.6	**444.0**	424.6

	SEGMENT ASSETS		SEGMENT LIABILITIES	
	2010 US$M	2009 US$M	2010 US$M	2009 US$M
By operating segment				
CHEP Americas	**1,702.6**	1,739.5	**204.9**	241.6
CHEP EMEA	**1,499.4**	1,752.1	**339.3**	360.3
CHEP Asia-Pacific	**451.6**	430.4	**91.0**	72.3
Total CHEP	**3,653.6**	3,922.0	**635.2**	674.2
Recall	**1,038.2**	1,020.1	**182.5**	167.7
Brambles HQ	**32.9**	11.0	**78.5**	79.3
Total segment assets and liabilities	**4,724.7**	4,953.1	**896.2**	921.2
Cash and borrowings	**135.5**	90.1	**1,894.8**	2,233.5
Current tax balances	**16.3**	34.5	**78.5**	64.6
Deferred tax balances	**19.8**	7.0	**408.2**	449.9
Equity-accounted investments	**14.0**	13.8	–	–
Total assets and liabilities	**4,910.3**	5,098.5	**3,277.7**	3,669.2

Non-current assets by geographic origin[5]		
Americas	**1,936.8**	1,952.9
Europe	**1,270.4**	1,532.3
Australia	**487.9**	488.1
Other	**315.2**	266.1
Total	**4,010.3**	4,239.4

1 Cash flow from operations is cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.

2 BVA represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2009 exchange rates as:
- Underlying profit; plus
- Significant items that are part of the ordinary activities of the business; less
- Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.

3 Operating profit is segment revenue less segment expense and excludes net finance costs.

4 Underlying profit is profit from continuing operations before finance costs, tax and Significant items. Refer Note 6.

5 Non-current assets exclude financial instruments and deferred tax assets.

NOTE 5. PROFIT FROM ORDINARY ACTIVITIES – CONTINUING OPERATIONS

	2010 US$M	2009 US$M
a) Revenue and other income – continuing operations		
Sales revenue	**4,146.8**	4,018.6
Net gains on disposals of property, plant and equipment	**26.4**	11.9
Other operating income	**70.6**	84.8
Other income	**97.0**	96.7
Total income	**4,243.8**	4,115.3
b) Operating expenses – continuing operations		
Employment costs (Note 7)	**779.5**	778.2
Service suppliers:		
– transport	**730.7**	758.5
– repairs and maintenance	**376.3**	353.4
– subcontractors and other service suppliers	**458.0**	434.1
Raw materials and consumables	**193.5**	181.1
Occupancy	**262.3**	254.3
Depreciation of property, plant and equipment	**405.5**	391.3
Impairment of pooling equipment (refer Note 6)	–	33.6
Irrecoverable pooling equipment provision expense	**111.2**	97.8
Amortisation:		
– software	**24.2**	22.8
– acquired intangible assets (other than software)	**6.7**	6.6
– deferred expenditure	**7.6**	3.9
Other[1]	**169.6**	86.5
	3,525.1	3,402.1
c) Net foreign exchange gains and losses – continuing operations		
Net (losses)/gains included in operating profit[1]	**(1.0)**	75.5
Net gains included in net finance costs	**2.3**	0.1
	1.3	75.6

[1] 2009 includes a US$77.3 million foreign exchange gain on capital repatriation from an overseas subsidiary. Refer Note 6 for further details.

NOTE 6. SIGNIFICANT ITEMS – CONTINUING OPERATIONS

Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Significant items are disclosed to assist users of the financial statements to understand Brambles' business results.

	2010		
	BEFORE TAX US$M	**TAX US$M**	**AFTER TAX US$M**
Items outside the ordinary course of business:			
– restructuring costs[a]	**(8.9)**	**2.6**	**(6.3)**
Significant items from continuing operations	**(8.9)**	**2.6**	**(6.3)**

	2009		
	BEFORE TAX US$M	**TAX US$M**	**AFTER TAX US$M**
Items outside the ordinary course of business:			
– restructuring costs[a]	(153.3)	47.0	(106.3)
– reset of tax cost bases on Unification[b]	–	(6.5)	(6.5)
– foreign exchange gain on capital repatriation[c]	77.3	–	77.3
Items within ordinary activities, but unusual due to size and nature:			
– Walmart transition impact[d]	(29.0)	11.3	(17.7)
– USA pallet quality program costs[e]	(77.4)	30.3	(47.1)
Significant items from continuing operations	(182.4)	82.1	(100.3)

[a] In February 2009, Brambles announced a restructure of its operations, estimated to cost US$159– US$169 million before tax, as a response to the effects of the global economic crisis on its businesses. An impairment charge of US$33.6 million, a US$61.6 million charge for storage and scrapping costs and US$3.8 million depreciation expense were booked in 2009 against surplus pallets within the CHEP USA pool. Redundancy and plant closure expenses of US$63.2 million have been incurred in various countries, of which US$8.9 million was booked in 2010 (2009: US$54.3 million).

[b] During 2009, a net adjustment of US$(6.5) million was made to tax cost bases and other Unification tax matters.

[c] During 2009, capital of €460 million was repatriated to Australia from an overseas subsidiary. As required by AASB 121: The Effects of Changes in Foreign Exchange Rates, a portion of the accumulated foreign currency translation reserve previously held in relation to the overseas subsidiary was recognised in the income statement, resulting in a US$77.3 million foreign exchange gain.

[d] During 2009, non-recurring transition costs of US$29.0 million due to loss of white wood revenue and net additional operational costs were incurred within CHEP USA as a result of Walmart's decision to modify management of pallet flows within its network in the USA.

[e] Costs of US$77.4 million were incurred within CHEP USA on the pallet quality program and reported as Significant items in 2009. In October 2009, CHEP USA launched its Better Everyday customer service and quality program. In 2010, spending under the Better Everyday program, together with the final US$37 million spending under the USA pallet quality program announced in February 2008, have been presented within Underlying profit.

NOTE 7. EMPLOYMENT COSTS – CONTINUING OPERATIONS

	2010 US$M	2009 US$M
Wages and salaries	**653.2**	648.2
Social security costs	**71.5**	72.2
Share-based payment expense	**11.1**	14.2
Pension costs:		
– defined contribution plans	**19.9**	19.7
– defined benefit plans	**5.4**	4.9
Other post-employment benefits	**18.4**	19.0
	779.5	778.2

The average monthly number of employees in continuing operations was:

	2010	2009
CHEP	**7,617**	7,911
Recall	**5,004**	4,784
Brambles HQ	**93**	90
	12,714	12,785

NOTE 8. NET FINANCE COSTS

	2010 US$M	2009 US$M
Finance revenue		
Bank accounts and short term deposits	**2.2**	5.3
Other	**0.6**	1.8
	2.8	7.1
Finance costs		
Interest expense on bank loans and borrowings	**(101.9)**	(110.9)
Other	**(10.5)**	(17.1)
	(112.4)	(128.0)
Net finance costs	**(109.6)**	(120.9)

NOTE 9. INCOME TAX

	2010 US$M	2009 US$M
a) Components of tax expense		
Amounts recognised in the income statement		
Current income tax – continuing operations:		
– income tax charge	**201.8**	147.3
– prior year adjustments	**13.8**	(18.1)
	215.6	129.2
Deferred tax – continuing operations:		
– origination and reversal of temporary differences	**(6.6)**	29.1
– previously unrecognised tax losses	**(15.7)**	(9.4)
– prior year adjustments	**(22.3)**	14.4
	(44.6)	34.1
Tax expense – continuing operations	**171.0**	163.3
Tax benefit – discontinued operations (Note 12)	**(1.0)**	(3.4)
Tax expense recognised in the income statement	**170.0**	159.9
Amounts recognised in the statement of comprehensive income		
– on actuarial losses on defined benefit pension plans	**(1.3)**	0.2
– on losses on revaluation of cash flow hedges	**0.5**	(4.9)
Tax benefit recognised directly in the statement of comprehensive income	**(0.8)**	(4.7)
b) Reconciliation between tax expense and accounting profit before tax		
Profit before tax – continuing operations	**614.9**	597.3
Tax at standard Australian rate of 30% (2009: 30%)	**184.5**	179.2
Effect of tax rates in other jurisdictions	**(9.9)**	(3.6)
Prior year adjustments	**(8.5)**	(3.7)
Current year tax losses not recognised	**6.1**	14.6
Foreign withholding tax – unrecoverable	**5.5**	9.4
Change in tax rates	**0.2**	(1.1)
Non-deductible expenses	**7.5**	6.1
Prior year tax losses recouped/recognised	**(15.7)**	(9.4)
Other	**1.3**	(28.2)
Tax expense – continuing operations	**171.0**	163.3
Tax benefit – discontinued operations (Note 12)	**(1.0)**	(3.4)
Total income tax expense	**170.0**	159.9

NOTE 9. INCOME TAX – CONTINUED

	2010 US$M	2009 US$M
c) Components of and changes in deferred tax assets		
Deferred tax assets shown in the balance sheet are represented by cumulative temporary differences attributable to:		
Items recognised through the income statement		
Employee benefits	**10.5**	7.5
Provisions	**37.6**	52.0
Losses available against future taxable income	**143.5**	116.8
Other	**48.9**	46.9
	240.5	223.2
Items recognised directly in equity		
Actuarial losses on defined benefit pension plans	**3.3**	2.3
Cash flow hedges	**4.9**	5.3
Share-based payments	**0.3**	0.3
	8.5	7.9
Set-off of deferred tax liabilities	**(229.2)**	(224.1)
Net deferred tax assets	**19.8**	7.0
Changes in deferred tax assets were as follows:		
At 1 July	**7.0**	8.8
Credited to the income statement	**7.5**	51.1
Credited directly to equity	**0.6**	4.6
Offset against deferred tax liabilities	**5.1**	(52.5)
Currency variations	**(0.4)**	(5.0)
At 30 June	**19.8**	7.0

Deferred tax assets are recognised for carried forward tax losses to the extent that the realisation of the related tax benefit through future taxable profits is probable. At reporting date, Brambles has unused tax losses of US$569.0 million (2009: US$493.1 million) available for offset against future profits. A deferred tax asset has been recognised in respect of US$395.0 million (2009: US$324.8 million) of such losses.

The benefit for tax losses will only be obtained if:
- Brambles derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;
- Brambles continues to comply with the conditions for deductibility imposed by tax legislation; and
- no changes in tax legislation adversely affect Brambles in realising the benefit from the deductions for the losses.

No deferred tax asset has been recognised in respect of the remaining unused tax losses of US$174.0 million (2009: US$168.3 million) due to the unpredictability of future profit streams in the relevant jurisdictions. Other than China losses of US$31.5 million which will expire between 2011 and 2015, all other losses may be carried forward indefinitely.

	2010 US$M	2009 US$M
d) Components and changes in deferred tax liabilities		
Deferred tax liabilities shown in the balance sheet are represented by cumulative temporary differences attributable to:		
Items recognised through the income statement		
Accelerated depreciation for tax purposes	**538.1**	565.7
Other	**99.3**	108.3
	637.4	674.0
Set-off of deferred tax assets	**(229.2)**	(224.1)
Net deferred tax liabilities	**408.2**	449.9
Changes in deferred tax liabilities were as follows:		
At 1 July	**449.9**	443.5
(Credited)/charged to the income statement	**(37.1)**	85.2
Credited to the statement of comprehensive income	**–**	(9.1)
Offset against deferred tax asset	**5.1**	(52.5)
Currency variations	**(9.7)**	(17.2)
At 30 June	**408.2**	449.9

At reporting date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised in the consolidated financial statements was US$1,865.6 million (2009: US$1,769.3 million). No liability has been recognised in respect of these temporary differences because Brambles is in a position to control distributions from subsidiaries and it is probable that such differences will not reverse in the foreseeable future. Unremitted earnings totalled US$2,093.3 million (2009: US$2,134.7 million), of which US$170.9 million (2009: US$212.3 million) relates to earnings post Unification.

e) Tax consolidation

Brambles Limited and its Australian subsidiaries formed a tax consolidated group in 2006. Brambles Limited, as the head entity of the tax consolidated group, and its Australian subsidiaries have entered into a tax sharing agreement in order to allocate income tax expense. The tax sharing agreement uses a stand-alone basis of allocation. Consequently, Brambles Limited and its Australian subsidiaries account for their own current and deferred tax amounts as if they each continue to be taxable entities in their own right. In addition, the agreement provides funding rules setting out the basis upon which subsidiaries are to indemnify Brambles Limited in respect of tax liabilities and the methodology by which subsidiaries in tax loss are to be compensated.

NOTE 10. EARNINGS PER SHARE

	2010 US CENTS	2009 US CENTS
Earnings per share		
– basic	**31.8**	32.6
– diluted	**31.7**	32.5
From continuing operations		
– basic	**31.5**	31.3
– diluted	**31.4**	31.2
– basic, on Underlying profit after finance costs and tax	**31.9**	38.5
From discontinued operations		
– basic	**0.3**	1.3
– diluted	**0.3**	1.3

Options, performance share rights and MyShare matching conditional rights granted under Brambles' share plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details are set out in Note 27.

	2010 MILLION	2009 MILLION
a) Weighted average number of shares during the year		
Used in the calculation of basic earnings per share	**1,411.3**	1,388.3
Adjustment for share options and rights	**5.9**	4.4
Used in the calculation of diluted earnings per share	**1,417.2**	1,392.7

	2010 US$M	2009 US$M
b) Reconciliations of profits used in EPS calculations		
Statutory profit		
Profit from continuing operations	**443.9**	434.0
Profit from discontinued operations	**4.9**	18.6
Profit used in calculating basic and diluted EPS	**448.8**	452.6
Underlying profit after finance costs and tax		
Underlying profit (Note 4)	**733.4**	900.6
Net finance costs (Note 8)	**(109.6)**	(120.9)
Underlying profit before tax	**623.8**	779.7
Tax expense on Underlying profit	**(173.6)**	(245.4)
Underlying profit after finance costs and tax	**450.2**	534.3
which reconciles to statutory profit:		
Underlying profit after finance costs and tax	**450.2**	534.3
Significant items after tax (Note 6)	**(6.3)**	(100.3)
Profit from continuing operations	**443.9**	434.0

NOTE 11. DIVIDENDS

	INTERIM 2010	FINAL 2009
a) Dividends declared and paid during the year		
Dividend per share (in Australian cents)	**12.5**	**12.5**
Franked amount at 30% tax (in Australian cents)	**2.5**	**2.5**
Cost (in US$ million)	**164.2**	**160.5**
Payment date	**8 April 2010**	**8 October 2009**

	FINAL 2010
b) Dividend declared after reporting date	
Dividend per share (in Australian cents)	**12.5**
Franked amount at 30% tax (in Australian cents)	**2.5**
Cost (in US$ million)	**158.6**
Payment date	**14 October 2010**
Dividend record date	**22 September 2010**

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

	2010 US$M	2009 US$M
c) Franking credits		
Franking credits available for subsequent financial years based on a tax rate of 30%	**34.2**	22.0

The amounts above represent the balance of the franking account as at the end of the year, adjusted for:
- franking credits that will arise from the payment of the current tax liability;
- franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;
- franking credits that will arise from dividends recognised as receivables at the reporting date; and
- franking credits that may be prevented from being distributed in subsequent financial years.

The final 2010 dividend has been franked at 20%.

Brambles has lodged private ruling requests with the Australian Taxation Office as a result of amendments to the Australian tax consolidation legislation that were enacted in June 2010. If these ruling requests are granted, Brambles will receive tax refunds relating to prior years and have reduced Australian tax obligations in future years. Depending on the outcome and timing of each ruling, Brambles may be unable to frank its future dividends in the short to medium term.

NOTE 12. DISCONTINUED OPERATIONS

Net favourable provision adjustments on divestments completed in 2007 and prior years have been recognised as Significant items outside the ordinary course of business. The impact of these adjustments on profit and cash flow are summarised below:

	2010 US$M	2009 US$M
Profit before tax	**3.9**	15.2
Tax benefit	**1.0**	3.4
Profit for the year from discontinued operations	**4.9**	18.6
Net cash outflow from operating activities	**(1.2)**	(2.2)

NOTE 13. CASH AND CASH EQUIVALENTS

	2010 US$M	2009 US$M
Cash at bank and in hand	**120.2**	55.0
Short term deposits	**15.3**	35.1
	135.5	90.1

Short term deposits have initial maturities varying between 7 days and 3 months.

Refer to Note 29 for other financial instruments disclosures.

NOTE 14. TRADE AND OTHER RECEIVABLES

	2010 US$M	2009 US$M
Current		
Trade receivables	**507.8**	461.8
Provision for doubtful receivables (a)	**(9.0)**	(11.7)
Net trade receivables	**498.8**	450.1
Other debtors	**93.4**	119.6
Accrued and unbilled revenue	**39.4**	83.9
	631.6	653.6
Non-current		
Other receivables	**6.2**	8.1

a) Provision for doubtful receivables

Trade receivables are non-interest bearing and are generally on 30–90 day terms. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence. A provision of US$2.9 million (2009: US$8.4 million) has been recognised as an expense in the current year for specific trade and other receivables for which such evidence exists.

Movements in the provision for doubtful receivables were as follows:

	2010 US$M	2009 US$M
At 1 July	**11.7**	7.6
Charge for the year	**2.9**	8.4
Amounts written off	**(5.2)**	(4.8)
Foreign exchange differences	**(0.4)**	0.5
At 30 June	**9.0**	11.7

	2010 US$M	2009 US$M
At 30 June, the ageing analysis of trade receivables by reference to due dates was as follows:		
Not past due	**410.0**	271.8
Past due 0-30 days but not impaired	**70.7**	115.7
Past due 31-60 days but not impaired	**12.9**	27.5
Past due 61-90 days but not impaired	**5.2**	18.5
Past 90 days but not impaired	–	16.6
Impaired	**9.0**	11.7
	507.8	461.8

At 30 June 2010, trade receivables of US$88.8 million (2009: US$178.3 million) were past due but not doubtful. These trade receivables comprise customers who have a good debt history and are considered recoverable.

At 30 June 2010, trade receivables of US$9.0 million (2009: US$11.7 million) were considered to be impaired. A provision of US$9.0 million (2009: US$11.7 million) has been recognised for doubtful receivables.

Other debtors primarily comprise GST/VAT recoverable, loss compensation receivables and certain balances arising from outside Brambles' ordinary business activities, such as deferred proceeds on sale of businesses and property, plant and equipment.

At 30 June 2010, other debtors of US$35.3 million (2009: US$35.0 million) were past due but not considered to be impaired. No specific collection issues have been identified with these receivables. An ageing of these receivables was as follows:

	2010 US$M	2009 US$M
Past due 0-30 days but not impaired	**6.7**	10.1
Past due 31-60 days but not impaired	**3.3**	0.6
Past due 61-90 days but not impaired	**3.8**	2.0
Past 90 days but not impaired	**21.5**	22.3
	35.3	35.0

At 30 June 2010, there were no balances within other debtors that were considered to be impaired (2009: nil). No provision has been recognised (2009: nil).

Refer to Note 29 for other financial instruments disclosures.

NOTE 15. INVENTORIES

	2010 US$M	2009 US$M
Raw materials and consumables	**26.0**	27.8
Work in progress	**7.5**	7.3
	33.5	35.1

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

	2010 US$M	2009 US$M	2010 US$M	2009 US$M
	CURRENT ASSETS		CURRENT LIABILITIES	
Interest rate swaps – cash flow hedges	–	–	**8.1**	12.3
Interest rate swaps – fair value hedges	**8.4**	–	–	–
Forward foreign exchange contracts – cash flow hedges	–	–	**0.2**	0.5
Forward foreign exchange contracts – held for trading	**6.1**	1.1	**3.9**	0.1
	14.5	1.1	**12.2**	12.9
	NON-CURRENT ASSETS		NON-CURRENT LIABILITIES	
Interest rate swaps – cash flow hedges	**0.1**	–	**7.1**	5.8
Interest rate swaps – fair value hedges	**11.5**	–	**3.0**	–
Embedded derivatives	**0.4**	–	–	–
	12.0	–	**10.1**	5.8

Refer to Note 29 for other financial instruments disclosures.

NOTE 17. OTHER ASSETS

	2010 US$M	2009 US$M
Current		
Prepayments	**36.8**	37.7
Current tax receivable	**16.3**	34.5
	53.1	72.2
Non-current		
Prepayments	**0.7**	0.6

NOTE 18. INVESTMENTS

a) Joint ventures

Brambles has investments in the following unlisted jointly controlled entities, which are accounted for using the equity method.

NAME (AND NATURE OF BUSINESS)	PLACE OF INCORPORATION	% INTEREST HELD AT REPORTING DATE JUNE 2010	JUNE 2009
CISCO – Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%
Recall Becker GmbH & Co. KG (Document management services)	Germany	**50%**	50%

	2010 US$M	2009 US$M
b) Movement in carrying amount of investments in joint ventures		
At 1 July	**13.8**	16.9
Share of results after income tax (Note 18c)	**5.8**	5.0
Dividends received/receivable	**(5.9)**	(7.1)
Foreign exchange differences	**0.3**	(1.0)
At 30 June	**14.0**	13.8
c) Share of results of joint ventures		
Trading revenue	**12.5**	11.6
Expenses	**(5.6)**	(5.6)
Profit from ordinary activities before tax	**6.9**	6.0
Tax expense on ordinary activities	**(1.1)**	(1.0)
Profit for the year	**5.8**	5.0
d) Share of assets and liabilities of joint ventures		
Current assets	**3.7**	3.2
Non-current assets	**14.2**	13.8
Total assets	**17.9**	17.0
Current liabilities	**3.0**	2.3
Non-current liabilities	**0.9**	0.9
Total liabilities	**3.9**	3.2
Net assets – continuing operations	**14.0**	13.8
e) Share of commitments and contingent liabilities of joint ventures		
Contingent liabilities	**0.5**	0.7
Lease commitments	**1.8**	2.5
Total – continuing operations	**2.3**	3.2

NOTE 19. PROPERTY, PLANT AND EQUIPMENT

	LAND AND BUILDINGS US$M	PLANT AND EQUIPMENT US$M	TOTAL US$M
At 1 July 2008			
Cost	145.9	5,935.8	6,081.7
Accumulated depreciation	(55.8)	(2,327.0)	(2,382.8)
Net carrying amount	90.1	3,608.8	3,698.9
Year ended 30 June 2009			
Opening net carrying amount	90.1	3,608.8	3,698.9
Additions	5.4	668.6	674.0
Disposals	(3.4)	(88.6)	(92.0)
Other transfers	–	(7.6)	(7.6)
Depreciation charge	(7.0)	(384.3)	(391.3)
Impairment of pooling equipment	–	(33.6)	(33.6)
Irrecoverable pooling equipment provision expense	–	(97.8)	(97.8)
Foreign exchange differences	(10.4)	(298.6)	(309.0)
Closing net carrying amount	74.7	3,366.9	3,441.6
At 30 June 2009			
Cost	129.0	5,566.9	5,695.9
Accumulated depreciation	(54.3)	(2,200.0)	(2,254.3)
Net carrying amount	74.7	3,366.9	3,441.6
Year ended 30 June 2010			
Opening net carrying amount	**74.7**	**3,366.9**	**3,441.6**
Additions	**8.2**	**494.1**	**502.3**
Disposals	**(2.2)**	**(58.1)**	**(60.3)**
Other transfers	**4.0**	**(30.4)**	**(26.4)**
Depreciation charge	**(6.8)**	**(398.7)**	**(405.5)**
Irrecoverable pooling equipment provision expense	–	**(111.2)**	**(111.2)**
Foreign exchange differences	**(4.3)**	**(112.4)**	**(116.7)**
Closing net carrying amount	**73.6**	**3,150.2**	**3,223.8**
At 30 June 2010			
Cost	**130.4**	**5,287.8**	**5,418.2**
Accumulated depreciation	**(56.8)**	**(2,137.6)**	**(2,194.4)**
Net carrying amount	**73.6**	**3,150.2**	**3,223.8**

The net carrying amounts above include plant and equipment held under finance lease US$1.2 million (2009: US$1.9 million); leasehold improvements US$6.4 million (2009: US$6.4 million); and capital work in progress US$17.6 million (2009: US$17.9 million).

NOTE 20. GOODWILL

	2010 US$M	2009 US$M
a) Net carrying amounts and movements during the year		
At 1 July		
Carrying amount	**612.3**	676.1
Year ended 30 June		
Opening net carrying amount	**612.3**	676.1
Disposal of subsidiaries	**–**	(0.6)
Other transfers	**–**	0.3
Foreign exchange differences	**(5.3)**	(63.5)
Closing net carrying amount	**607.0**	612.3
At 30 June		
Gross carrying amount	**607.0**	612.3
Accumulated impairment	–	–
Net carrying amount	**607.0**	612.3

b) Segment-level summary of net carrying amount
Goodwill acquired through business combinations is allocated to cash generating units (CGU), which are the smallest identifiable groupings of Brambles' cash generating assets. A segment-level summary of the goodwill allocation is presented as follows:

	2010 US$M	2009 US$M
CHEP Americas	**51.4**	51.3
CHEP EMEA	**36.4**	41.0
CHEP Asia-Pacific	**25.9**	24.5
Total CHEP	**113.7**	116.8
Recall	**493.3**	495.5
Total goodwill	**607.0**	612.3

c) Recoverable amount testing - continuing operations
The recoverable amount of goodwill is determined based on value in use calculations undertaken at the CGU level. The value in use is calculated using a discounted cash flow methodology covering a 10 year period with an appropriate terminal value at the end of that period.

Based on the impairment testing, the carrying amounts of goodwill in the CGUs related to continuing operations at reporting date were fully supported.

The following describes the key assumptions on which management has based its cash flow projections:

CASH FLOW FORECASTS
Cash flow forecasts are based on the most recent financial projections covering a maximum period of five years. Cash flows beyond that period are extrapolated using estimated growth rates. Financial projections are based on assumptions that represent management's best estimates.

GROWTH RATES
Growth rates ranging from nil to 4% were used beyond the period covered in the financial projections. They are based on management's expectations for future performance and do not normally exceed the long term growth rate for the business in which the CGU operates.

TERMINAL VALUE
The terminal value calculated after year 10 is determined using the stable growth model, having regard to the weighted average cost of capital and terminal growth factor appropriate to each CGU.

DISCOUNT RATES
Discount rates used are the pre-tax weighted average cost of capital (WACC) and include a premium for market risks appropriate to each country in which the CGU operates. WACCs ranged between 8.3% and 26.5%.

SENSITIVITY
Any reasonable change to the above key assumptions would not cause the carrying value of the CGU to materially exceed its recoverable amount.

NOTE 21. INTANGIBLE ASSETS

	SOFTWARE US$M	OTHER [1] US$M	TOTAL US$M
At 1 July 2008			
Gross carrying amount	314.5	174.3	488.8
Accumulated amortisation	(230.9)	(71.0)	(301.9)
Net carrying amount	83.6	103.3	186.9
Year ended 30 June 2009			
Opening carrying amount	83.6	103.3	186.9
Additions	20.9	3.5	24.4
Disposals	(0.1)	–	(0.1)
Other transfers	2.4	2.1	4.5
Amortisation charge	(22.8)	(10.5)	(33.3)
Foreign exchange differences	(6.8)	(12.6)	(19.4)
Closing carrying amount	77.2	85.8	163.0
At 30 June 2009			
Gross carrying amount	307.9	160.2	468.1
Accumulated amortisation	(230.7)	(74.4)	(305.1)
Net carrying amount	77.2	85.8	163.0
Year ended 30 June 2010			
Opening carrying amount	**77.2**	**85.8**	**163.0**
Additions	**22.8**	**11.6**	**34.4**
Disposals	**(0.1)**	**(0.1)**	**(0.2)**
Amortisation charge	**(24.2)**	**(14.3)**	**(38.5)**
Foreign exchange differences	**(1.7)**	**1.6**	**(0.1)**
Closing carrying amount	**74.0**	**84.6**	**158.6**
At 30 June 2010			
Gross carrying amount	**317.3**	**172.1**	**489.4**
Accumulated amortisation	**(243.3)**	**(87.5)**	**(330.8)**
Net carrying amount	**74.0**	**84.6**	**158.6**

[1] Other intangible assets primarily comprise acquired customer lists and agreements.

NOTE 22. TRADE AND OTHER PAYABLES

	2010 US$M	2009 US$M
Current		
Trade payables	**305.7**	287.1
GST/VAT and other payables	**70.2**	72.6
Accruals and deferred income	**305.5**	324.0
	681.4	683.7
Non-current		
Other liabilities	**20.9**	21.4

Trade payables and other current payables are non-interest bearing and are generally settled on 30–90 day terms.

Refer to Note 29 for other financial instruments disclosures.

NOTE 23. BORROWINGS

	2010 US$M	2009 US$M
Current		
Unsecured:		
– bank overdraft	**12.2**	36.0
– bank loans[1]	**240.3**	16.6
– accrued interest on loan notes[2,3,4]	**22.9**	14.9
– finance lease liabilities (Note 31)	**0.6**	0.5
	276.0	68.0
Non-current		
Unsecured:		
– bank loans[1]	**324.5**	1,629.1
– loan notes[2,3,4,5]	**1,293.7**	535.0
– finance lease liabilities (Note 31)	**0.6**	1.4
	1,618.8	2,165.5
Total borrowings	**1,894.8**	2,233.5

1 Unsecured bank loans include the following: (i) revolving loans in various currencies priced off LIBOR and drawn under multi-currency global banking facilities with a range of maturities out to December 2013; and (ii) various regional banking facilities providing local currency funding to certain subsidiaries. Included in bank loans is a borrowing of US$61.5 million (2009: US$71.2 million) which has been designated as a hedge of the net investment in Brambles' European subsidiaries and is being used to partially hedge Brambles' exposure to foreign exchange risks on these investments.

2 Notes issued in August 2004 in respect of US$425.0 million US private placement. The terms of the note are (i) Series A US$171.0 million 5.39% Guaranteed Senior Unsecured Notes due 4 August 2011; (ii) Series B US$157.5 million 5.77% Guaranteed Senior Unsecured Notes due 4 August 2014; and (iii) Series C US$96.5 million 5.94% Guaranteed Senior Unsecured Notes due 4 August 2016.

3 Notes issued in May 2009 in respect of US$110.0 million US private placement. The terms of the note are (i) Series A US$35.0 million 7.29% Guaranteed Senior Unsecured Notes due 7 May 2014; (ii) Series B US$55.0 million 7.83% Guaranteed Senior Unsecured Notes due 7 May 2016; and (iii) Series C US$20.0 million 8.23% Guaranteed Senior Unsecured Notes due 7 May 2019.

4 Notes issued in March 2010 to qualified institutional buyers in accordance with Rule 144A and Regulation S of the United States Securities Act. The terms of the notes are (i) US$250.0 million 3.95% Guaranteed Senior Notes due 1 April 2015; and (ii) US$500.0 million 5.35% Guaranteed Senior Notes due 1 April 2020.

5 US$450.0 million of loan notes have been hedged with interest rate swaps for fair value risk. In accordance with AASB139, the carrying value of the notes have been adjusted by US$14.4 million in relation to changes in fair value attributable to the hedged risk.

Refer to Note 29 for other financial instruments disclosures.

NOTE 23. BORROWINGS – CONTINUED

	2010 US$M	2009 US$M
a) Borrowing facilities and credit standby arrangements		
Total facilities:		
– committed borrowing facilities	**2,481.0**	2,845.3
– loan notes	**1,285.0**	535.0
– credit standby/uncommitted/overdraft arrangements	**151.2**	129.6
	3,917.2	3,509.9
Facilities used at reporting date:[1]		
– committed borrowing facilities	**534.4**	1,647.5
– loan notes	**1,285.0**	535.0
– credit standby/uncommitted/overdraft arrangements	**43.8**	43.5
	1,863.2	2,226.0
Facilities available at reporting date:		
– committed borrowing facilities	**1,946.6**	1,197.8
– credit standby/uncommitted/overdraft arrangements	**107.4**	86.1
	2,054.0	1,283.9

Borrowing facilities are arranged by Brambles on behalf of its subsidiaries. Funding is generally sourced from relationship banks and debt capital market investors on a medium to long term basis. The expiry dates of committed facilities range out to calendar year 2013 with loan notes having maturities out to April 2020. The average term to maturity of the committed bank facilities and the loan notes is equivalent to 3.6 years (2009: 3.3 years). These facilities are unsecured and are guaranteed as described in Note 37b.

b) Borrowing facilities maturity profile

		US$M		
MATURITY	TYPE	TOTAL FACILITIES	FACILITIES USED[1]	FACILITIES AVAILABLE
2010				
Less than 1 year	Bank loans/overdrafts	**460.8**	**249.0**	**211.8**
1 – 2 years	Bank loans/loan notes	**763.9**	**271.5**	**492.4**
2 – 3 years	Bank loans	**677.4**	**117.8**	**559.6**
3 – 4 years	Bank loans/loan notes	**936.1**	**145.9**	**790.2**
4 – 5 years	Loan notes	**407.5**	**407.5**	–
Over 5 years	Loan notes	**671.5**	**671.5**	–
		3,917.2	**1,863.2**	**2,054.0**
2009				
Less than 1 year	Bank loans/overdrafts	134.7	45.2	89.5
1 – 2 years	Bank loans	685.8	332.8	353.0
2 – 3 years	Bank loans/loan notes	795.6	557.3	238.3
3 – 4 years	Loan notes	583.0	380.6	202.4
4 – 5 years	Bank loans/loan notes	981.8	581.1	400.7
Over 5 years	Loan notes	329.0	329.0	–
		3,509.9	2,226.0	1,283.9

[1] Facilities used represents the principal value of loan notes and borrowings debited against the relevant facilities to reflect the correct amount of funding headroom. This amount differs by US$31.6 million (2009: US$7.5 million) from loan notes and borrowings as shown in the balance sheet which are measured on the basis of amortised cost as determined under the effective interest method and include accrued interest and fair value adjustments on certain hedging instruments.

NOTE 24. PROVISIONS

	EMPLOYEE ENTITLEMENTS US$M	BUSINESS DISPOSALS US$M	OTHER US$M	TOTAL US$M
At 1 July 2009				
Current	41.8	8.1	43.7	93.6
Non-current	5.4	18.8	28.8	53.0
	47.2	**26.9**	**72.5**	**146.6**
Charge to income statement:				
– additional provisions	**71.3**	**1.1**	**44.3**	**116.7**
– unused amounts reversed	**–**	**(6.6)**	–	**(6.6)**
Utilisation of provision	**(60.8)**	**(0.6)**	**(71.3)**	**(132.7)**
Currency variations	**(0.3)**	**(2.1)**	**(0.4)**	**(2.8)**
At 30 June 2010	**57.4**	**18.7**	**45.1**	**121.2**
Current	**49.1**	**8.1**	**30.0**	**87.2**
Non-current	**8.3**	**10.6**	**15.1**	**34.0**

Employee entitlements provision comprises US$8.8 million (2009: US$9.0 million) for long service leave, US$1.6 million for phantom shares (2009: US$1.3 million) and US$47.0 million (2009: US$36.9 million) for bonuses and other employee-related obligations (other than those resulting from pension plans). None of these amounts related to phantom shares which had vested at reporting date. US$0.5 million (2009: US$3.6 million) of the long service leave provision has been recognised as current as it is expected to be settled within one year from reporting date. The remaining balance of long service leave of US$8.3 million (2009: US$5.4 million) is expected to settle within the next two to ten years and has been discounted to present value.

Business disposals provision is in respect of divestments completed in 2007 and prior years.

Other provisions comprise US$4.6 million (2009: US$39.8 million) for restructuring costs, US$1.3 million (2009: US$1.3 million) for litigation and customer disputes and US$39.2 million (2009: US$31.4 million) for other known exposures.

NOTE 25. RETIREMENT BENEFIT OBLIGATIONS

a) Defined contribution plans

Brambles operates a number of defined contribution retirement benefit plans for qualifying employees. The assets of these plans are held in separately administered trusts or insurance policies. In some countries, Brambles' employees are members of state-managed retirement benefit plans. Brambles is required to contribute a specified percentage of payroll costs to the retirement benefit plan to fund benefits. The only obligation of Brambles with respect to defined contribution retirement benefit plans is to make the specified contributions.

US$19.9 million (2009: US$19.7 million) representing contributions paid and payable to these plans by Brambles at rates specified in the rules of the plans relating to continuing operations has been recognised as an expense in the income statement.

b) Defined benefit plans

Brambles operates a number of defined benefit pension plans, which are closed to new entrants. The majority of the plans are self-administered and the plans' assets are held independently of Brambles' finances. Under the plans, members are entitled to retirement benefits based upon a percentage of final salary. No other post-retirement benefits are provided. The plans are funded plans.

The plan assets and the present value of the defined benefit obligation recognised in Brambles' balance sheet are based upon the most recent formal actuarial valuations which have been updated to 30 June 2010 by independent professionally qualified actuaries and take account of the requirements of AASB 119. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.

In addition to the principal defined benefit plans included in disclosures below, Brambles has a number of other arrangements in several countries that are either defined benefit pension plans or have certain defined benefit characteristics. Each of these arrangements has been assessed as immaterial separately and in aggregate and they have not been subjected to an independent AASB 119 valuation.

c) Balance sheet amounts

The amounts recognised in Brambles' balance sheet in respect of defined benefit plans were as follows:

	2010 US$M	2009 US$M
Present value of defined benefit obligations	**211.1**	196.0
Fair value of plan assets	**(160.7)**	(145.2)
Net liability recognised in the balance sheet	**50.4**	50.8

Brambles has no legal obligation to settle this liability with an immediate contribution or additional one-off contributions. Brambles intends to continue to make contributions to the plans at the rates recommended by the funds' actuaries. Refer Note 25(i).

d) Income statement amounts

The amounts recognised in Brambles' income statement in respect of defined benefit plans were as follows:

	2010 US$M	2009 US$M
Current service cost	**3.5**	3.6
Interest cost	**12.2**	12.8
Expected return on plan assets	**(10.3)**	(10.9)
Changes arising from curtailments and settlements	**–**	(0.6)
Net benefit expense included in employment cost (Note 7)	**5.4**	4.9

e) Statement of comprehensive income

	2010 US$M	2009 US$M
Actuarial losses reported in the consolidated statement of comprehensive income	**(5.9)**	(2.9)
Cumulative actuarial losses recognised	**(18.3)**	(12.4)

f) Defined benefit obligation

Changes in the present value of the defined benefit obligation were as follows:

	2010 US$M	2009 US$M
At 1 July	**196.0**	242.5
Current service cost	**3.5**	3.6
Interest cost	**12.2**	12.8
Contributions from plan members	**0.7**	0.7
Actuarial gains and losses	**19.3**	(23.4)
Currency variations	**(13.8)**	(33.9)
Benefits paid	**(6.8)**	(5.7)
Curtailments	–	(0.6)
At 30 June	**211.1**	196.0

All Brambles' defined benefit pension arrangements are closed to new entrants. Under the projected unit method, the current service cost of these arrangements will increase as a percentage of payroll as the members of the plan approach retirement.

g) Plan assets

	2010 FAIR VALUE		2009 FAIR VALUE	
	US$M	%	US$M	%
Assets held in the plans fell within the following categories:				
Equities	**68.6**	**42.7**	66.3	45.7
Bonds/gilts	**53.0**	**33.0**	47.3	32.6
Insurance bonds	**3.9**	**2.4**	4.9	3.4
Cash	**20.3**	**12.6**	16.2	11.1
Other	**14.9**	**9.3**	10.5	7.2
	160.7	**100.0**	145.2	100.0

	2010 US$M	2009 US$M
Changes in the fair value of the plan assets were as follows:		
At 1 July	**145.2**	179.1
Expected return on plan assets	**10.3**	10.9
Actuarial gains and losses	**13.4**	(26.3)
Currency variations	**(9.2)**	(20.3)
Contributions from sponsoring employers	**7.1**	6.8
Contributions from plan members	**0.7**	0.7
Benefits paid	**(6.8)**	(5.7)
At 30 June	**160.7**	145.2

The actual return on plan assets was US$23.7 million (2009: US$(15.4) million).

NOTE 25. RETIREMENT BENEFIT OBLIGATIONS – CONTINUED

h) Principal actuarial assumptions

Principal actuarial assumptions (expressed as weighted averages) used in determining Brambles' defined benefit obligations were:

	UK	EUROPE OTHER THAN UK	SOUTH AFRICA
At 30 June 2010			
Rate of increase in salaries	**4.4%**	**3.3%**	**5.8%**
Rate of increase in pensions	**3.4%**	**2.8%**	**5.8%**
Discount rate	**5.3%**	**4.6%**	**9.0%**
Retail price inflation	**3.4%**	**2.0%**	**5.8%**
Return on equities	**7.5%**	**6.8%**	**10.0%**
Return on bonds	**5.3%**	**3.6%**	**9.0%**
Return on cash	**1.0%**	**2.0%**	**6.0%**
At 30 June 2009			
Rate of increase in salaries	4.4%	3.7%	8.0%
Rate of increase in pensions	3.4%	2.9%	6.5%
Discount rate	6.2%	6.2%	9.0%
Retail price inflation	3.4%	2.4%	6.5%
Return on equities	8.3%	7.8%	12.6%
Return on bonds	6.0%	4.5%	9.3%
Return on cash	1.0%	2.4%	7.6%

The expected return on plan assets is based on market expectations at the beginning of the period for returns over the entire life of the benefit obligation.

i) Employer contributions

During the year, employer contributions to the main defined benefit plans ranged between 15% and 26% of pensionable pay.

The obligation to contribute to the various defined benefit plans is covered by trust deeds and/or legislation. Funding levels and contributions for these plans are based on regular actuarial advice. Comprehensive actuarial valuations are made at no more than three yearly intervals. Additional annual contributions of US$3.1 million (2009: US$3.4 million) are being paid to remove the identified deficits over a period of 6 years.

Contributions paid to the plans during 2010 were US$7.1 million (2009: US$6.8 million), all of which related to continuing operations. It is estimated that the amount of contributions to be paid to the plans during 2011 will be US$7.5 million.

j) Historical summary

	2010 US$M	2009 US$M	2008 US$M	2007 US$M	2006 US$M
The history of the defined benefit plan deficit at the end of each year is as follows:					
– plan liabilities	**(211.1)**	(196.0)	(242.5)	(216.8)	(602.1)
– plan assets	**160.7**	145.2	179.1	187.2	453.1
Net liability recognised in the balance sheet	**(50.4)**	(50.8)	(63.4)	(29.6)	(149.0)
The history of favourable/(unfavourable) experience adjustments made in each year is as follows:					
– on plan liabilities	**(19.3)**	23.4	(13.9)	(17.2)	3.0
– on plan assets	**13.4**	(26.3)	(20.7)	17.2	31.1
Net (unfavourable)/favourable adjustment	**(5.9)**	(2.9)	(34.6)	–	34.1

NOTE 26. CONTRIBUTED EQUITY

	SHARES	US$M
Total ordinary shares, of no par value, issued and fully paid:		
At 1 July 2008	1,383,550,886	13,778.6
Issued during the year	1,630,312	7.1
Issued during the year under the Dividend Reinvestment Plan	16,687,841	61.9
At 30 June 2009	1,401,869,039	13,847.6
At 1 July 2009	**1,401,869,039**	**13,847.6**
Issued during the year	**2,048,065**	**11.8**
Issued during the year under the Dividend Reinvestment Plan	**18,312,603**	**120.2**
At 30 June 2010	**1,422,229,707**	**13,979.6**

Ordinary shares of Brambles Limited entitle the holder to participate in dividends and the proceeds on any winding up of the Company in proportion to the number of shares held.

NOTE 27. SHARE-BASED PAYMENTS

The Remuneration Report sets out details relating to the Brambles share plans (pages 43 to 44), together with details of options, performance share rights and MyShare matching conditional rights issued to Executive Directors and other Key Management Personnel (pages 39 to 40). Options and rights granted by Brambles do not result in an entitlement to participate in share issues of any other corporation.

Set out below are summaries of options and rights granted under the plans.

a) Grants over Brambles Limited shares issued subsequent to Unification

GRANT DATE	EXPIRY DATE	BALANCE AT 1 JULY	GRANTED DURING THE YEAR	EXERCISED DURING THE YEAR	FORFEITED/ LAPSED DURING THE YEAR	BALANCE AT 30 JUNE
2010						
Performance share rights						
19 Jan 2007	31 Aug 2012	1,900,630	–	(682,268)	(1,089,055)	129,307
29 Aug 2007	30 Aug 2013	1,982,795	–	(164,157)	(211,414)	1,607,224
26 Feb 2008	2 Dec 2013	28,406	–	–	(28,406)	–
19 Mar 2008	2 Mar 2014	36,365	–	–	–	36,365
28 Apr 2008	29 Apr 2014	125,250	–	–	–	125,250
27 Aug 2008	27 Aug 2014	3,844,813	–	(192,623)	(741,413)	2,910,777
1 Jun 2009	1 Jun 2011	85,830	–	(58,718)	–	27,112
16 Nov 2009	19 Oct 2010	–	60,092	–	–	60,092
25 Nov 2009	25 Nov 2012	–	3,582,251	(8,029)	(84,758)	3,489,464
12 Apr 2010	12 Apr 2013	–	22,902	–	–	22,902
MyShare matching conditional rights						
2009 Plan Year	31 Mar 2011	218,242	359,308	(18,786)	(33,230)	525,534
2010 Plan Year	31 Mar 2012	–	194,472	(874)	(1,665)	191,933
Total rights		**8,222,331**	**4,219,025**	**(1,125,455)**	**(2,189,941)**	**9,125,960**
2009 (summarised)						
Total rights		4,442,317	4,251,970	(185,022)	(286,934)	8,222,331

Of the above grants, 147,577 rights were exercisable at 30 June 2010.

		2010	2009
Weighted average data:			
– fair value at grant date of grants made during the year	A$	**5.16**	5.61
– share price at exercise date of grants exercised during the year	A$	**7.08**	6.57
– remaining contractual life at 30 June	years	**3.0**	4.3

b) Grants over BIL or BIP shares pre-Unification, now over Brambles Limited shares

GRANT DATE	EXPIRY DATE	EXERCISE PRICE	BALANCE AT 1 JULY	GRANTED DURING THE YEAR	EXERCISED DURING THE YEAR	FORFEITED/ LAPSED DURING THE YEAR	BALANCE AT 30 JUNE
2010							
Options							
10 Sep 2003	10 Sep 2009	A$4.75	108,171	–	(108,171)	–	–
10 Sep 2003	10 Sep 2009	£1.72	181,691	–	(181,691)	–	–
4 Mar 2004	4 Mar 2010	A$5.31	155,586	–	(155,586)	–	–
4 Mar 2004	4 Mar 2010	£2.11	155,586	–	(155,586)	–	–
Total options			**601,034**	**–**	**(601,034)**	**–**	**–**
Performance share rights							
10 Sep 2003	10 Sep 2009		25,034	–	(25,034)	–	–
4 Mar 2004	4 Mar 2010		10,599	–	(10,599)	–	–
24 Nov 2004	4 Mar 2010		10,599	–	(10,599)	–	–
8 Sep 2004	8 Sep 2010		33,789	–	(6,500)	(15,289)	12,000
8 Sep 2004	9 Sep 2010		34,818	–	(22,818)	–	12,000
21 Oct 2005	21 Oct 2011		134,401	–	(107,491)	(4,110)	22,800
21 Oct 2005	22 Oct 2011		97,794	–	(82,076)	(4,110)	11,608
Total rights			**347,034**	–	**(265,117)**	**(23,509)**	**58,408**
Total			**948,068**	–	**(866,151)**	**(23,509)**	**58,408**
Weighted average exercise price of options:							
– previously over BIL shares		A$	**5.08**	–	**5.08**	–	–
– previously over BIP shares		£	**1.90**	–	**1.90**	–	–
2009 (summarised)							
Total options			2,687,502	–	(275,257)	(1,811,211)	601,034
Total rights			3,397,673	–	(1,279,246)	(1,771,393)	347,034
Total			6,085,175	–	(1,554,503)	(3,582,604)	948,068
Weighted average exercise price of options:							
– previously over BIL shares		A$	7.70	–	5.03	8.47	5.08
– previously over BIP shares		£	1.89	–	1.72	–	1.90

Of the above grants, 58,408 rights were exercisable at 30 June 2010.

		2010	2009
Weighted average data:			
– share price at exercise date of grants exercised during the year	A$	**7.33**	7.40
	£	**3.95**	3.53
– remaining contractual life at 30 June	years	**0.7-0.9**	0.9-1.1

There were 76,184 grants, 5,553 exercises and 934,350 forfeits in options, performance share rights and MyShare matching conditional rights over Brambles Limited shares between the end of the financial year and 17 August 2010.

NOTE 27. SHARE-BASED PAYMENTS – CONTINUED

c) Fair value calculations

The fair value of equity-settled options, performance share rights and MyShare matching conditional rights was determined as at grant date, using a binomial valuation methodology. The values calculated do not take into account the probability of options and rights being forfeited prior to vesting, as a probability adjustment is made when computing the share-based payment expense.

The significant inputs into the valuation models for the equity-settled grants made during the year were:

	2010 GRANTS	2009 GRANTS
Weighted average share price	**A$6.59**	A$7.22
Expected volatility	**38%**	33%
Expected life	**3.0 years**	1.0-3.0 years
Annual risk-free interest rate	**4.86%**	3.56-5.60%
Expected dividend yield	**3.75%**	3.5-3.9%

The expected volatility was determined based on a two-year historic volatility of Brambles' share prices.

d) Share-based payment expense – continuing operations

Brambles recognised a total expense of US$11.146 million (2009: US$14.213 million) relating to share-based payments, all within continuing operations. Of this amount, US$0.472 million related to phantom share provisions (2009: US$0.240 million benefit).

NOTE 28. RESERVES AND RETAINED EARNINGS

	2010 US$M	2009 US$M
Reserves	**(15,007.4)**	(14,938.7)
Retained earnings	**2,660.1**	2,520.1
	(12,347.3)	(12,418.6)
Non-controlling interests in reserves and retained earnings	**0.3**	0.3

a) Movements in reserves and retained earnings

	RESERVES						
	HEDGING US$M	SHARE-BASED PAYMENTS US$M	FOREIGN CURRENCY TRANSLATION US$M	UNIFICATION US$M	OTHER US$M	TOTAL US$M	RETAINED EARNINGS US$M
Year ended 30 June 2009							
Opening balance	(0.2)	65.8	481.4	(15,385.8)	167.3	(14,671.5)	2,436.1
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(3.1)
FCTR released to profits during the year	–	–	(77.3)	–	–	(77.3)	–
FCTR on entities disposed taken to profit	–	–	(0.6)	–	–	(0.6)	–
Foreign exchange differences	–	–	(185.3)	–	–	(185.3)	–
Cash flow hedges:							
– fair value losses	(27.9)	–	–	–	–	(27.9)	–
– tax on fair value losses	9.7	–	–	–	–	9.7	–
– transfers to net profit	13.7	–	–	–	–	13.7	–
– tax on transfers to net profit	(4.8)	–	–	–	–	(4.8)	–
Share-based payments:							
– expense recognised during the year	–	14.5	–	–	–	14.5	–
– shares issued	–	(6.3)	–	–	–	(6.3)	–
– equity component of related tax	–	(2.9)	–	–	–	(2.9)	–
Dividends declared	–	–	–	–	–	–	(365.5)
Net profit for the year	–	–	–	–	–	–	452.6
Closing balance	(9.5)	71.1	218.2	(15,385.8)	167.3	(14,938.7)	2,520.1
Year ended 30 June 2010							
Opening balance	**(9.5)**	**71.1**	**218.2**	**(15,385.8)**	**167.3**	**(14,938.7)**	**2,520.1**
Actuarial loss on defined benefit plans	–	–	–	–	–	–	**(4.6)**
Foreign exchange differences	–	–	**(71.2)**	–	–	**(71.2)**	–
Cash flow hedges:							
– fair value losses	**(10.6)**	–	–	–	–	**(10.6)**	–
– tax on fair value losses	**4.1**	–	–	–	–	**4.1**	–
– transfers to net profit	**12.3**	–	–	–	–	**12.3**	–
– transfers to property, plant and equipment	**(0.3)**	–	–	–	–	**(0.3)**	–
– tax on transfers to net profit	**(4.6)**	–	–	–	–	**(4.6)**	–
Share-based payments:							
– expense recognised during the year	–	**10.7**	–	–	–	**10.7**	–
– shares issued	–	**(9.1)**	–	–	–	**(9.1)**	–
Dividends declared	–	–	–	–	–	–	**(304.2)**
Net profit for the year	–	–	–	–	–	–	**448.8**
Closing balance	**(8.6)**	**72.7**	**147.0**	**(15,385.8)**	**167.3**	**(15,007.4)**	**2,660.1**

NOTE 28. RESERVES AND RETAINED EARNINGS – CONTINUED

b) Nature and purpose of reserves

HEDGING RESERVE

This comprises the cumulative portion of the gain or loss of cash flow hedges that are determined to be effective hedges. Amounts are recognised in the income statement when the associated hedged transaction is recognised or the hedge or a portion thereof becomes ineffective.

SHARE-BASED PAYMENTS RESERVE

This comprises the cumulative share-based payment expense recognised in the income statement in relation to equity-settled options and share rights issued but not yet exercised. Refer to Note 27 for further details.

FOREIGN CURRENCY TRANSLATION RESERVE

This comprises cumulative exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of qualifying net investment hedges. The relevant accumulated balance is recognised in the income statement on disposal of a foreign subsidiary.

UNIFICATION RESERVE

On Unification, Brambles Limited issued shares on a one-for-one basis to those BIL and BIP shareholders who did not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the Brambles Limited share capital measured at fair value on 4 December 2006, and the carrying value of the share capital of BIL and BIP at that date.

OTHER

This comprises a merger reserve created in 2001 and a capital redemption reserve created in 2006.

NOTE 29. FINANCIAL RISK MANAGEMENT

Brambles is exposed to a variety of financial risks: market risk (including the effect of fluctuations in interest rates and exchange rates), liquidity risk and credit risk.

Brambles' overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of Brambles.

Brambles uses standard derivative financial instruments to manage its risk exposure in the normal course of business. Brambles does not trade in financial instruments for speculative purposes. Hedging activities are conducted through Brambles' Treasury department on a centralised basis in accordance with Board policies and guidelines through standard operating procedures and delegated authorities.

Policies with respect to financial risk management and hedging activities are discussed below and should be read in conjunction with detailed information contained in the Treasury and Risk Review on pages 12 to 13.

a) Fair values

Set out below is a comparison by category of the carrying amounts and fair values of financial instruments recognised in the balance sheet. With the exception of loans and receivables and derivatives designated as hedging instruments, all other financial assets are classified as financial assets at fair value through profit or loss.

	CARRYING AMOUNT		FAIR VALUE	
	2010 US$M	2009 US$M	2010 US$M	2009 US$M
Financial assets				
– cash at bank and in hand (Note 13)	**120.2**	55.0	**120.2**	55.0
– short term deposits (Note 13)	**15.3**	35.1	**15.3**	35.1
– trade receivables (Note 14)	**498.8**	450.1	**498.8**	450.1
– interest rate swaps (Note 16)	**20.0**	–	**20.0**	–
– embedded derivatives (Note 16)	**0.4**	–	**0.4**	–
– forward foreign currency contracts (Note 16)	**6.1**	1.1	**6.1**	1.1
Financial liabilities				
– trade payables (Note 22)	**305.7**	287.1	**305.7**	287.1
– bank overdrafts (Note 23)	**12.2**	36.0	**12.2**	36.0
– bank loans (Note 23)	**564.8**	1,645.7	**564.8**	1,645.7
– loan notes (Note 23)	**1,316.6**	549.9	**1,360.0**	515.6
– finance lease liabilities (Note 23)	**1.2**	1.9	**1.2**	1.9
– interest rate swaps (Note 16)	**18.2**	18.1	**18.2**	18.1
– forward foreign currency contracts (Note 16)	**4.1**	0.6	**4.1**	0.6

NOTE 29. FINANCIAL RISK MANAGEMENT – CONTINUED

a) Fair values – continued

Brambles uses various methods in estimating the fair values of financial instruments. The methods comprise:

- Level 1 – the fair value is calculated using quoted prices in active markets;
- Level 2 – the fair value is estimated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
- Level 3 – the fair value is estimated using inputs for the asset or liability that are not observable market data.

The table below sets out the fair values and methods used to estimate the fair value of derivatives designated as hedging instruments.

	2010				2009			
	LEVEL 1 US$M	LEVEL 2 US$M	LEVEL 3 US$M	TOTAL US$M	LEVEL 1 US$M	LEVEL 2 US$M	LEVEL 3 US$M	TOTAL US$M
Derivative financial assets								
– interest rate swaps	–	**20.0**	–	**20.0**	–	–	–	–
– embedded derivatives	–	**0.4**	–	**0.4**	–	–	–	–
– forward foreign currency contracts	–	**6.1**	–	**6.1**	–	1.1	–	1.1
Derivative financial liabilities								
– interest rate swaps	–	**18.2**	–	**18.2**	–	18.1	–	18.1
– forward foreign currency contracts	–	**4.1**	–	**4.1**	–	0.6	–	0.6

The fair values of derivatives designated as hedging instruments are determined using valuation techniques that are based on observable market data. For forward foreign currency contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rates for contracts with similar maturity dates. Fair value for other financial assets and liabilities has been calculated by discounting future cash flows at prevailing interest rates for the relevant yield curve.

b) Market risk
Brambles has the following risk policies in place with respect to market risk.

INTEREST RATE RISK
Brambles' exposure to potential volatility in finance costs, predominantly US dollars, Australian dollars and euros, is managed by maintaining a mix of fixed and floating-rate instruments within select target bands over defined periods. In most cases, interest rate derivatives are used to achieve these targets synthetically.

The following table sets out the financial instruments exposed to interest rate risk at reporting date:

	2010 US$M	2009 US$M
Financial assets (floating rate)		
Cash at bank	**120.2**	55.0
Short term deposits	**15.3**	35.1
	135.5	90.1
Weighted average effective interest rate	**1.3%**	1.0%
Financial liabilities (floating rate)		
Bank overdrafts	**12.2**	36.0
Bank loans	**564.8**	1,645.7
Interest rate swaps (notional value) – cash flow hedges	**(460.9)**	(612.3)
Interest rate swaps (notional value) – fair value hedges	**450.0**	–
Net exposure to cash flow interest rate risk	**566.1**	1,069.4
Weighted average effective interest rate	**3.0%**	3.2%
Financial liabilities (fixed rate)		
Loan notes	**1,316.6**	549.9
Finance lease liabilities	**1.2**	1.9
Interest rate swaps (notional value) – cash flow hedges	**460.9**	612.3
Interest rate swaps (notional value) – fair value hedges	**(450.0)**	–
Net exposure to fair value interest rate risk	**1,328.7**	1,164.1
Weighted average effective interest rate	**5.4%**	6.0%

Interest rate swaps – cash flow hedges
Brambles enters into various interest rate risk management transactions for the purpose of managing finance costs to achieve more stable and predictable finance expense results. The instruments primarily used are interest rate swaps and caps.

During 2010, Brambles entered into or maintained interest rate swap transactions with various banks hedging variable rate borrowings in US dollars and euros. The purpose of the interest rate swaps was to hedge variable interest expense under borrowings against rising interest rates. Interest rate swaps achieve this by synthetically converting the variable interest rate payment into a fixed interest liability on the dates on which interest is payable on the underlying debt. The fair value of these contracts at reporting date was US$(15.1) million (2009: US$(18.1) million).

The terms of the contracts have been negotiated to match the projected drawdowns and rollovers of variable rate bank debt.

Interest rate swaps – fair value hedges
During 2010, concurrent with the issue of US$750.0 million in fixed rate bonds, Brambles entered into interest rate swap transactions with various banks swapping US$450.0 million fixed rate borrowings to variable rate borrowings. The fair value of these contracts at reporting date was US$16.9 million (2009: nil).

The terms of the swaps match the terms of the fixed rate bond issue for the amounts and durations being hedged.

The gain or loss from re-measuring the interest rate swaps at fair value is recorded in the income statement together with any changes in the fair value of the hedged asset or liability that is attributed to the hedged risk. For 2010, all interest rate swaps were effective hedging instruments.

NOTE 29. FINANCIAL RISK MANAGEMENT – CONTINUED

b) Market risk – continued

Sensitivity analysis

The following table sets out the sensitivity of Brambles' financial assets and financial liabilities to interest rate risk applying the following assumptions:

	INTEREST RATE RISK			
	2010		2009	
	LOWER RATES	HIGHER RATES	LOWER RATES	HIGHER RATES
US dollar interest rates	**- 25 bps**	**+ 75 bps**	- 25 bps	+ 50 bps
Australian dollar interest rates	**- 25 bps**	**+ 75 bps**	- 50 bps	+ 50 bps
Sterling interest rates	**- 25 bps**	**+ 75 bps**	- 25 bps	+ 50 bps
Euro interest rates	**- 25 bps**	**+ 75 bps**	- 25 bps	+ 50 bps
	US$M	US$M	US$M	US$M
Impact on profit after tax	**0.9**	**(3.0)**	2.0	(5.4)
Impact on equity	**(0.2)**	**0.7**	(0.3)	0.7

Based on financial instruments held at 30 June 2010, if interest rates were to parallel shift by the number of basis points in the different currencies noted above with all other variables held constant, profit after tax for the year would have been US$0.9 million higher or US$3.0 million lower (2009: US$2.0 million higher or US$5.4 million lower), mainly as a result of lower/higher interest expense on bank borrowings. The impact on equity would have been US$0.2 million lower or US$0.7 million higher (2009: US$0.3 million lower or US$0.7 million higher) mainly as a result of the incremental movement through the hedging reserve relating to the effective portion of cash flow hedges. Given its geographically diverse operations, Brambles had interest rate exposure positions against a variety of currencies, but predominantly US dollars, Australian dollars and euros.

FOREIGN EXCHANGE RISK

Exposure to foreign exchange risk generally arises in transactions affecting either the value of transactions translated back to the functional currency of a subsidiary or affecting the value of assets and liabilities of overseas subsidiaries when translated back to the Group's reporting currency. Foreign exchange hedging is used when a transaction exposure exceeds certain thresholds and as soon as a defined exposure arises.

Currency profile

The following table sets out the currency mix profile of Brambles' financial instruments at reporting date:

	US DOLLAR US$M	AUST. DOLLAR US$M	STERLING US$M	EURO US$M	OTHER US$M	TOTAL US$M
2010						
Financial assets						
– cash at bank and in hand	**23.9**	–	**2.6**	**27.8**	**65.9**	**120.2**
– short term deposits	**0.2**	–	–	**0.4**	**14.7**	**15.3**
– interest rate swaps	**20.0**	–	–	–	–	**20.0**
– embedded derivatives	–	–	–	–	**0.4**	**0.4**
– forward foreign currency contracts	**215.3**	**127.6**	**134.4**	**110.5**	**60.2**	**648.0**
	259.4	**127.6**	**137.0**	**138.7**	**141.2**	**803.9**
Financial liabilities						
– bank overdrafts	–	**0.3**	–	**7.3**	**4.6**	**12.2**
– bank loans	**399.4**	–	–	**62.9**	**41.0**	**503.3**
– loan notes	**1,316.6**	–	–	–	–	**1,316.6**
– finance lease liabilities	**0.4**	–	–	**0.7**	**0.1**	**1.2**
– interest rate swaps	**17.4**	–	–	**0.8**	–	**18.2**
– forward foreign currency contracts	**115.4**	**155.7**	–	**269.5**	**105.4**	**646.0**
– net investment hedge	–	–	–	**61.5**	–	**61.5**
	1,849.2	**156.0**	–	**402.7**	**151.1**	**2,559.0**
2009						
Financial assets						
– cash at bank and in hand	2.8	2.3	–	8.6	41.3	55.0
– short term deposits	–	12.2	–	2.8	20.1	35.1
– forward foreign currency contracts	3.4	129.2	48.8	7.2	1.3	189.9
	6.2	143.7	48.8	18.6	62.7	280.0
Financial liabilities						
– bank overdrafts	–	–	8.2	22.8	5.0	36.0
– bank loans	894.3	161.0	–	397.3	121.9	1,574.5
– loan notes	549.9	–	–	–	–	549.9
– finance lease liabilities	0.7	–	–	1.0	0.2	1.9
– interest rate swaps	16.6	1.5	–	–	–	18.1
– forward foreign currency contracts	101.0	1.9	3.1	48.3	35.1	189.4
– net investment hedge	–	–	–	71.2	–	71.2
	1,562.5	164.4	11.3	540.6	162.2	2,441.0

NOTE 29. FINANCIAL RISK MANAGEMENT – CONTINUED

b) Market risk – continued

Forward foreign exchange contracts – cash flow hedges

Brambles enters into forward foreign exchange contracts to hedge currency exposures arising from normal commercial transactions such as the purchase and sale of equipment and services, intercompany interest and royalties.

During 2010, Brambles entered into forward foreign exchange transactions with various banks in a variety of cross-currencies for terms ranging up to six months. Most contracts create an obligation on Brambles to take receipt of or deliver a foreign currency which is used to fulfil the foreign currency sale or purchase order.

The gain or loss from re-measuring the foreign exchange contracts at fair value is deferred and recognised in the hedging reserve in equity to the extent that the hedge is effective and reclassified into profit and loss when the hedged item is recognised. Any ineffective portion is charged to the income statement. For 2010 and 2009, all foreign exchange contracts were effective hedging instruments.

Foreign exchange contracts are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of these contracts at reporting date was US$(0.2) million (2009: US$(0.5) million).

Other forward foreign exchange contracts

Brambles enters into other forward foreign exchange contracts for the purpose of hedging various cross-border intercompany loans to overseas subsidiaries. In this case, the forward foreign exchange contract provides an economic hedge against exchange fluctuations in the foreign currency loan balance. The face value and terms of the foreign exchange contracts match the intercompany loan balances. Gains and losses on realignment of the intercompany loan and foreign exchange contracts to spot rates are offset in the income statement. Consequently, these foreign exchange contracts are not designated for hedge accounting purposes and are classified as held for trading.

These contracts are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. Any changes in fair values are taken to the income statement immediately. The fair value of these contracts at reporting date was US$2.2 million (2009: US$1.0 million).

Hedge of net investment in foreign entity

Included in bank loans at 30 June 2010 is a borrowing of US$61.5 million (2009: US$71.2 million) denominated in euros. This loan has been designated as a hedge of the net investment in Brambles' European subsidiaries and is being used to partially hedge Brambles' exposure to foreign exchange risks on these investments. For 2010 and 2009, there was no ineffectiveness to be recorded from such partial hedges of net investments in foreign entities.

Sensitivity analysis

The following table sets out the sensitivity of Brambles' financial assets and financial liabilities to foreign exchange risk (transaction exposures only):

	FOREIGN EXCHANGE RISK			
	2010		2009	
	LOWER RATES	HIGHER RATES	LOWER RATES	HIGHER RATES
Exchange rate movement	**-10%**	**+10%**	-10%	+10%
	US$M	US$M	US$M	US$M
Impact on profit after tax	**0.3**	**(0.3)**	3.2	(3.2)
Impact on equity	**(4.3)**	**4.3**	(5.0)	5.0

Based on the financial instruments held at 30 June 2010, if exchange rates were to weaken/strengthen by 10% with all other variables held constant, profit after tax for the year would have been US$0.3 million higher/lower (2009: US$3.2 million higher/lower). The impact on equity would have been US$4.3 million lower/higher (2009: US$5.0 million lower/higher) as a result of the incremental movement through the foreign currency translation reserve relating to the effective portion of a net investment hedge.

c) Liquidity risk

Brambles' objective is to maintain adequate liquidity to meet its financial obligations as and when they fall due. Brambles funds its operations through existing equity, retained cash flow and borrowings. Funding is generally sourced from relationship banks and debt capital market investors on a medium to long term basis. Bank credit facilities are generally structured on a committed multi-currency revolving basis and at balance date had maturities ranging out to December 2013. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements.

Borrowings are raised from debt capital markets by the issue of unsecured fixed interest notes, with interest payable semi-annually.

Brambles also has access to further funding through overdrafts, uncommitted and standby lines of credit, principally to manage day-to-day liquidity.

To minimise foreign exchange risks, borrowings are arranged in the currency of the relevant operating asset to be funded.

Refer to Note 23a for borrowing facilities and credit standby arrangements disclosures.

Maturities of derivative financial assets and liabilities

The maturity of Brambles' contractual cash flows on net and gross settled derivative financial instruments, based on the remaining period to contractual maturity date, is presented below. Cash flows on interest rate swaps and forward foreign exchange contracts are valued based on forward interest rates applicable at reporting date.

	YEAR 1 US$M	YEAR 2 US$M	YEAR 3 US$M	YEAR 4 US$M	OVER 4 YEARS US$M	TOTAL CONTRACTUAL CASH FLOWS US$M	CARRYING AMOUNT ASSETS/ (LIABILITIES) US$M
2010							
Net settled							
Interest rate swaps							
– cash flow hedges	**(8.2)**	**(5.1)**	**(1.9)**	**0.1**	–	**(15.1)**	**(15.1)**
– fair value hedges	**8.4**	**7.0**	**4.5**	**(0.4)**	**(2.6)**	**16.9**	**16.9**
Gross settled							
Forward foreign exchange contracts							
– inflow	**648.0**	–	–	–	–	**648.0**	**2.0**
– (outflow)	**(646.0)**	–	–	–	–	**(646.0)**	–
	2.2	**1.9**	**2.6**	**(0.3)**	**(2.6)**	**3.8**	**3.8**
2009							
Net settled							
Interest rate swaps	(12.3)	(4.4)	(1.1)	(0.3)	–	(18.1)	(18.1)
Gross settled							
Forward foreign exchange contracts							
– inflow	189.9	–	–	–	–	189.9	0.5
– (outflow)	(189.4)	–	–	–	–	(189.4)	–
	(11.8)	(4.4)	(1.1)	(0.3)	–	(17.6)	(17.6)

NOTE 29. FINANCIAL RISK MANAGEMENT – CONTINUED

c) Liquidity risk – continued

Maturities of non-derivative financial liabilities

The maturity of Brambles' contractual cash flows on non-derivative financial liabilities, based on the remaining period to contractual maturity date which includes principal and interest, is presented below. Refer to Note 23b for borrowing facilities maturity profile.

	YEAR 1 US$M	YEAR 2 US$M	YEAR 3 US$M	YEAR 4 US$M	OVER 4 YEARS US$M	TOTAL CONTRACTUAL CASH FLOWS US$M	CARRYING AMOUNT US$M
2010							
Financial liabilities							
Trade payables	**305.7**	–	–	–	–	**305.7**	**305.7**
Bank overdrafts	**12.2**	–	–	–	–	**12.2**	**12.2**
Bank loans	**256.8**	**108.4**	**123.4**	**112.2**	–	**600.8**	**564.8**
Loan notes	**92.0**	**230.9**	**59.1**	**93.6**	**1,280.1**	**1,755.7**	**1,316.6**
Finance lease liabilities	**0.6**	**0.5**	**0.1**	–	–	**1.2**	**1.2**
	667.3	**339.8**	**182.6**	**205.8**	**1,280.1**	**2,675.6**	**2,200.5**
Financial guarantees[1]	**98.8**	–	–	–	–	**98.8**	–
	766.1	**339.8**	**182.6**	**205.8**	**1,280.1**	**2,774.4**	**2,200.5**
2009							
Financial liabilities							
Trade payables	287.1	–	–	–	–	287.1	287.1
Bank overdrafts	36.0	–	–	–	–	36.0	36.0
Bank loans	78.2	391.6	434.7	411.4	546.2	1,862.1	1,645.7
Loan notes	47.5	32.5	195.1	23.3	414.7	713.1	549.9
Finance lease liabilities	0.6	0.9	0.5	0.1	–	2.1	1.9
	449.4	425.0	630.3	434.8	960.9	2,900.4	2,520.6
Financial guarantees[1]	83.8	–	–	–	–	83.8	–
	533.2	425.0	630.3	434.8	960.9	2,984.2	2,520.6

[1] Refer to Note 32a for details on financial guarantees. The amounts disclosed above are the maximum amounts allocated to the earliest period in which the guarantee could be called. Brambles does not expect these payments to eventuate.

d) Credit risk exposure

Brambles is exposed to credit risk on its financial assets, which comprise cash and cash equivalents, trade and other receivables and derivative financial instruments. This exposure to credit risks arises from the potential failure of counterparties to meet their obligations. The maximum exposure to credit risk at the reporting date is the carrying amount of the financial instruments as set out in Note 29a. There is no significant concentration of credit risk.

Brambles trades only with recognised, creditworthy third parties. Collateral is generally not obtained from customers.

Customers are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. Credit limits are set for each individual customer and approved by the credit manager in accordance with an approved authority matrix. These credit limits are regularly monitored and revised based on historic turnover activity and credit performance. In addition, overdue receivable balances are monitored and actioned on a regular basis.

Exposure to credit risk also arises from amounts receivable from unrealised gains on derivative financial instruments. At the reporting date, this amount was US$26.1million (2009: US$1.1 million). Brambles transacts derivatives with prominent financial institutions and has credit limits in place to limit exposure to any potential non-performance by its counterparties.

e) Capital risk management

Brambles' objective when managing capital is to ensure Brambles continues as a going concern as well as to provide a balance between financial flexibility and balance sheet efficiency. In determining its capital structure, Brambles considers the robustness of future cash flows, potential funding requirements for growth opportunities and acquisitions, the cost of capital and ease of access to funding sources.

Brambles manages its capital structure to be consistent with a solid investment grade credit. At 30 June 2010, Brambles held investment grade credit ratings of BBB+ from Standard and Poor's and Baa1 from Moody's Investor Services.

Initiatives available to Brambles to achieve its desired capital structure include adjusting the amount of dividends paid to shareholders, returning capital to shareholders, buying-back share capital, issuing new shares, selling assets to reduce debt and varying the maturity profile of its borrowings.

Brambles considers its capital to comprise:

	2010 US$M	2009 US$M
Total borrowings	**1,894.8**	2,233.5
Less: cash and cash equivalents	**135.5**	90.1
Net debt	**1,759.3**	2,143.4
Total equity	**1,632.6**	1,429.3
Total capital	**3,391.9**	3,572.7

Brambles has adopted a financial policy to target a net debt to EBITDA ratio of less than 1.75 to 1. Brambles is compliant with this financial policy at 30 June 2010.

Under the terms of its major borrowing facilities, Brambles is required to comply with the following financial covenants:
- the ratio of net debt to EBITDA is to be no more than 3.5 to 1; and
- the ratio of EBITDA to net finance costs is to be no less than 3.5 to 1.

Brambles has complied with these financial covenants for 2010 and prior years. At balance date, based on the definitions below, the ratios were:

	2010	2009
Total borrowings	**1,894.8**	2,233.5
Less: fair value adjustments due to hedge accounting	**14.4**	–
Less: cash and cash equivalents	**135.5**	90.1
Net debt	**1,744.9**	2,143.4
EBITDA	**1,171.6**	1,207.6
Net finance costs	**109.6**	120.9
Net debt/EBITDA (times)	**1.5**	1.8
EBITDA/net finance cost (times)	**10.7**	10.0

The following definitions apply in the calculation of these financial covenants:
- EBITDA means Brambles' consolidated operating profit (excluding Significant items outside the ordinary course of business) before depreciation, amortisation, impairment, profit of joint ventures and associates and certain fair value adjustments in respect of financial derivatives; and
- net debt means Brambles' consolidated total borrowings, excluding the impact of fair value adjustments in relation to hedge accounting, less cash and cash equivalents.

NOTE 30. CASH FLOW STATEMENT – ADDITIONAL INFORMATION

a) Reconciliation of cash

	2010 US$M	2009 US$M
For the purpose of the cash flow statement, cash comprises:		
Cash at bank and in hand (Note 13)	**120.2**	55.0
Short term deposits (Note 13)	**15.3**	35.1
Bank overdraft (Note 23)	**(12.2)**	(36.0)
	123.3	54.1

b) Reconciliation of profit after tax to net cash flows from operating activities

	2010 US$M	2009 US$M
Profit after tax	**448.8**	452.6
Adjustments for:		
– depreciation and amortisation	**444.0**	424.6
– irrecoverable pooling equipment provision expense	**111.2**	97.8
– net gains on disposals of property, plant and equipment	**(26.4)**	(11.9)
– impairment of pooling equipment	**–**	33.6
– foreign exchange gain on capital repatriation	**–**	(77.3)
– other valuation adjustments	**(1.1)**	(1.9)
– net gains on disposal of businesses and investments	**–**	(0.6)
– net gains after tax on completed disposals of discontinued operations	**(7.5)**	(17.0)
– joint ventures	**0.1**	2.1
– equity-settled share-based payments	**10.7**	14.5
– finance revenues and costs	**7.9**	(3.0)
Movements in operating assets and liabilities, net of acquisitions and disposals:		
– (increase)/decrease in trade and other receivables	**(19.3)**	56.3
– (increase) in prepayments	**(0.8)**	(6.0)
– decrease in inventories	**22.1**	7.3
– (decrease)/increase in deferred tax	**(45.1)**	49.7
– increase/(decrease) in trade and other payables	**15.5**	(31.9)
– increase/(decrease) in tax payables	**35.3**	(19.0)
– (decrease)/increase in provisions	**(4.1)**	53.5
– other	**(1.0)**	(0.4)
Net cash inflow from operating activities	**990.3**	1,023.0

c) Reconciliation of movement in net debt

	2010 US$M	2009 US$M
Net debt at beginning of the year	**2,143.4**	2,426.2
Net cash inflow from operating activities	**(990.3)**	(1,023.0)
Net cash outflow from investing activities	**440.4**	606.6
Net (inflow)/outflow from hedge instruments	**(35.8)**	7.9
Proceeds from issue of ordinary shares	**(2.7)**	(0.8)
Dividends paid, net of Dividend Reinvestment Plan	**204.5**	277.6
Interest accruals, finance leases and other	**26.0**	(7.5)
Foreign exchange differences	**(26.2)**	(143.6)
Net debt at end of the year	**1,759.3**	2,143.4
Being:		
Current borrowings	**276.0**	68.0
Non-current borrowings	**1,618.8**	2,165.5
Cash and cash equivalents	**(135.5)**	(90.1)
Net debt at end of the year	**1,759.3**	2,143.4

d) Non-cash financing or investing activities

Dividends of US$120.2 million were satisfied by issues of shares under the Dividend Reinvestment Plan. There were no other financing or investing transactions during the year which have had a material effect on the assets and liabilities of Brambles that did not involve cash flows.

NOTE 31. COMMITMENTS

a) Capital expenditure commitments

At 30 June 2010, Brambles had commitments of US$41.1 million (2009: US$29.2 million) principally relating to property, plant and equipment.

Capital expenditure contracted for but not recognised as liabilities at reporting date were as follows:

	2010 US$M	2009 US$M
Within one year	**32.2**	29.2
Between one and five years	**8.9**	–
	41.1	29.2

b) Operating lease commitments

Brambles has taken out operating leases for offices, operational locations and plant and equipment. The leases have varying terms, escalation clauses and renewal rights. Escalation clauses are rare and any impact is considered immaterial.

The future minimum lease payments under such non-cancellable operating leases are as follows:

	PLANT		OCCUPANCY	
	2010 US$M	2009 US$M	2010 US$M	2009 US$M
Within one year	**23.6**	33.1	**157.2**	140.4
Between one and five years	**28.4**	59.5	**452.7**	464.1
After five years	**–**	4.3	**302.3**	363.7
Minimum lease payments	**52.0**	96.9	**912.2**	968.2

During the year, operating lease expense of US$205.2 million (2009: US$185.0 million) was recognised in the income statement.

c) Finance lease commitments

Finance leases of plant and equipment are not a material feature of Brambles' funding arrangements. Finance lease commitments are payable as follows:

	PLANT	
	2010 US$M	2009 US$M
Within one year	**0.6**	0.5
Between one and five years	**0.6**	1.4
Minimum lease payments recognised as a liability	**1.2**	1.9

NOTE 32. CONTINGENCIES

a) Subsidiaries of Brambles Limited have contingent unsecured liabilities in respect of guarantees given relating to performance under contracts entered into totalling US$98.8 million (2009: US$83.8 million), of which US$92.7 million (2009: US$79.4 million) is also guaranteed by Brambles Limited and is included in Note 37b.

b) A subsidiary has provided guarantees on a several basis in relation to a reduction in the share premium account of a subsidiary of Brambles in favour of certain creditors which amounts to US$3.3 million (2009: US$5.4 million).

c) A subsidiary has guaranteed certain lease obligations of third parties totalling US$15.3 million (2009: US$21.7 million). A subsidiary of Brambles Limited has provided guarantees to support lease facilities entered into by certain Brambles' subsidiaries. Total facilities available amount to US$11.7 million (2009: US$13.9 million), of which US$11.7 million (2009: US$13.9 million) has been drawn.

d) Environmental contingent liabilities
Brambles' activities have included the treatment and disposal of hazardous and non-hazardous waste through subsidiaries and corporate joint ventures. In addition, other activities of Brambles entail using, handling and storing materials which are capable of causing environmental impairment.

As a consequence of the nature of these activities, Brambles has incurred and may continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, aftercare, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities at all sites and facilities where obligations are known to exist and can be reliably measured.

However, additional liabilities may emerge due to a number of factors including changes in the numerous laws and regulations which govern environmental protection, liability, land use, planning and other matters in each jurisdiction in which Brambles operates or has operated. These extensive laws and regulations are continually evolving in response to technological advances, scientific developments and other factors. Brambles cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.

e) In the ordinary course of business, Brambles becomes involved in litigation. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably quantified. Receivables have been recognised where recoveries, for example from insurance arrangements, are virtually certain. As the outcomes of these matters remain uncertain, contingent liabilities exist for possible amounts eventually payable that are in excess of the amounts provided.

f) Brambles has given vendor warranties in relation to businesses sold in prior years. Brambles has recognised the financial impact of such vendor warranties and adjustments on the basis of information currently available. A contingent liability exists for any amounts which may ultimately be borne by Brambles which are in excess of the amounts provided at 30 June 2010.

NOTE 33. AUDITORS' REMUNERATION

	2010 US$'000	2009 US$'000
PricewaterhouseCoopers (PwC) earned the following remuneration from Brambles during the year:		
Amounts received or due and receivable by PwC (Australia) for:		
Audit services:		
– audit and review of Brambles' financial reports	**1,338**	1,252
– other assurance services	**256**	31
	1,594	1,283
Other services:		
– tax advisory services	**33**	37
– other	**–**	22
	33	59
Total remuneration of PwC (Australia)	**1,627**	1,342
Amounts received or due and receivable by related practices of PwC (Australia) for:		
Audit services:		
– audit and review of Brambles' financial reports	**2,531**	3,209
– other assurance services	**53**	6
	2,584	3,215
Other services:		
– tax advisory services	**43**	51
– other	**108**	–
	151	51
Total remuneration of related practices of PwC (Australia)	**2,735**	3,266
Total auditors' remuneration	**4,362**	4,608

From time to time, Brambles employs PwC on assignments additional to their statutory audit duties where PwC, through their detailed knowledge of the Group, are best placed to perform the services from an efficiency, effectiveness and cost perspective. The performance of such non-audit related services is always balanced with the fundamental objective of ensuring PwC's objectivity and independence as auditors. To ensure this balance, the Audit Committee has established a policy whereby its approval is required wherever management recommends that PwC undertake non-audit work. Valuation services, actuarial services and internal audit services will not be performed by PwC.

In 2010 and 2009, non-audit assignments primarily related to implementation of a compliance tracking system and tax consulting advice.

NOTE 34. KEY MANAGEMENT PERSONNEL

a) Key management personnel compensation

	2010 US$'000	2009 US$'000
Short term employee benefits	**12,269**	7,722
Post employment benefits	**594**	397
Other benefits	**126**	64
Termination/sign-on/retirement benefits	**5,172**	631
Share-based payments	**2,012**	4,895
	20,173	13,709

b) Equity instruments disclosure relating to key management personnel

The number of ordinary shares and options/share rights in Brambles held during the financial year by each key management personnel, including their related parties, are set out below:

NAME AND HOLDINGS	BALANCE AT START OF THE YEAR	GRANTED DURING THE YEAR	EXERCISED DURING THE YEAR	LAPSED DURING THE YEAR	CHANGES DURING THE YEAR	BALANCE AT END OF THE YEAR[1]	VESTED AND EXERCISABLE AT END OF THE YEAR
2010							
Executive Directors							
T J Gorman							
Ordinary shares	245	–	–	–	685	930	–
Share rights	219,688	326,994	–	–	–	546,682	–
G J Hayes							
Ordinary shares	–	–	–	–	–	–	–
Share rights	–	405,870	–	–	–	405,870	–
Former Executive Directors							
M F Ihlein							
Ordinary shares	783,524	–	–	–	489	784,013	–
Share rights	809,734	483	–	110,038	–	700,179	68,713
M E Doherty							
Ordinary shares	10,151	–	–	–	441	10,592	–
Share rights	246,453	440	–	–	–	246,893	–
Current Key Management Personnel							
J L Infinger							
Ordinary shares	–	–	–	–	135	135	–
Share rights	–	128,717	–	–	–	128,717	–
J R A Judd							
Ordinary shares	50,590	–	–	–	14,809	65,399	–
Share rights	177,446	84,345	13,931	28,668	–	219,192	–
P S Mackie							
Ordinary shares	245	–	–	–	609	854	–
Share rights	110,041	53,701	6,278	17,701	–	139,763	–
E E Potts							
Ordinary shares	50,689	–	–	–	7,437	58,126	–
Share rights	210,106	103,662	9,955	27,109	–	276,704	–
J D Ritchie							
Ordinary shares	–	–	–	–	39,941	39,941	–
Share rights	123,368	65,490	58,718	37,538	–	92,602	–
K J Shuba							
Ordinary shares	28,033	–	–	–	18,419	46,452	–
Options/share rights	334,421	111,645	134,534	28,136	–	283,396	–
N P Smith							
Ordinary shares	292	–	–	–	754	1,046	–
Share rights	97,463	97,926	–	–	–	195,389	–
R J Westerbos							
Ordinary shares	–	–	–	–	–	–	–
Share rights	–	–	–	–	–	–	–
Former Senior Executive							
C A van der Laan							
Ordinary shares	15,000	–	–	–	34,779	49,779	–
Share rights	442,662	–	34,779	49,507	–	358,376	–

[1] Closing balances are as the end of the year for ongoing employees and as at cessation of employment for those whose employment ended during the year.

NOTE 34. KEY MANAGEMENT PERSONNEL – CONTINUED

b) Equity instruments disclosure relating to key management personnel

NAME AND HOLDINGS	BALANCE AT START OF THE YEAR	GRANTED DURING THE YEAR	EXERCISED DURING THE YEAR	LAPSED DURING THE YEAR	CHANGES DURING THE YEAR	BALANCE AT END OF THE YEAR	VESTED AND EXERCISABLE AT END OF THE YEAR
2009							
Executive Directors							
M F Ihlein							
Ordinary shares	646,470	–	–	–	137,054	783,524	–
Share rights	602,526	461,376	136,762	117,406	–	809,734	–
M E Doherty							
Ordinary shares	–	–	–	–	10,151	10,151	–
Share rights	28,406	218,047	–	–	–	246,453	–
Current Key Management Personnel							
T J Gorman							
Ordinary shares	–	–	–	–	245	245	–
Share rights	36,365	183,323	–	–	–	219,688	–
J R A Judd							
Ordinary shares	69,654	–	–	–	(19,064)	50,590	–
Share rights	142,669	93,647	30,785	28,085	–	177,446	–
E E Potts							
Ordinary shares	45,000	–	–	–	5,689	50,689	–
Share rights	166,236	90,926	25,436	21,620	–	210,106	–
K J Shuba							
Ordinary shares	27,780	–	–	–	253	28,033	–
Options/share rights	244,519	133,832	23,746	20,184	–	334,421	125,208
N P Smith							
Ordinary shares	–	–	–	–	292	292	–
Share rights	–	97,463	–	–	–	97,463	–
C A van der Laan							
Ordinary shares	130,862	–	–	–	(115,862)	15,000	–
Share rights	371,060	188,344	64,490	52,252	–	442,662	–
Former Senior Executive							
C M Norin							
Ordinary shares	–	–	–	–	115	115	–
Share rights	164,292	78,251	35,896	90,324	–	116,323	58,485

c) Other transactions with key management personnel

Other transactions with key management personnel are set out in Note 35d.

Further remuneration disclosures are set out in the Directors' Report on pages 31 to 44 of the Annual Report.

NOTE 35. RELATED PARTY INFORMATION

a) Brambles

Brambles comprises Brambles Limited and the entities which it controls.

Borrowings under the bilateral bank credit facilities are undertaken by a limited number of Brambles subsidiaries. Funding of other subsidiaries within Brambles is by way of intercompany loans, all of which are documented and carry commercial interest rates applicable to the currency and terms of the loans.

Brambles Limited charges Brambles' borrowers a commercially-determined guarantee fee for the guarantees and cross-guarantees it has given in relation to borrowing facilities, as described in Note 37b.

Dividends are declared within the group only as required for funding or other commercial reasons.

Brambles also has in place cost sharing agreements to ensure that relevant costs are taken up by the entities receiving the benefits.

All amounts receivable and payable by entities within Brambles and any interest thereon are eliminated on consolidation.

b) Material subsidiaries
The principal subsidiaries of Brambles during the year were:

		% INTEREST HELD AT REPORTING DATE	
NAME	PLACE OF INCORPORATION	2010	2009
CHEP			
CHEP USA	USA	**100**	100
CHEP Canada, Inc.	Canada	**100**	100
CHEP UK Limited	UK	**100**	100
CHEP France SA	France	**100**	100
CHEP Deutschland GmbH	Germany	**100**	100
CHEP Espana SA	Spain	**100**	100
CHEP Mexico SA de CV	Mexico	**100**	100
CHEP Benelux Nederland BV	The Netherlands	**100**	100
CHEP Italia SRL	Italy	**100**	100
Brambles Enterprises Limited	UK	**100**	100
CHEP South Africa (Proprietary) Limited	South Africa	**100**	100
CHEP Australia Limited	Australia	**100**	100
CHEP (Shanghai) Company Limited	China	**100**	100
CHEP Technology Pty Limited	Australia	**100**	100
CHEP India Pvt Limited	India	**100**	100
LeanLogistics Inc	USA	**100**	100
Recall			
Recall Limited	UK	**100**	100
Recall France SA	France	**100**	100
Recall Corporation, Inc.	USA	**100**	100
Recall do Brasil Ltda	Brazil	**100**	100
AUSDOC Holdings Pty Limited	Australia	**100**	100
Recall Information Management Pty Limited	Australia	**100**	100
Recall Deutschland GmbH	Germany	**100**	100
Brambles HQ			
Brambles Industries Limited	Australia	**100**	100
Brambles Holdings (UK) Limited	UK	**100**	100
Brambles International Finance BV	The Netherlands	**100**	100
Brambles USA Inc.	USA	**100**	100
Brambles North America Incorporated	USA	**100**	100
Brambles Finance plc	UK	**100**	100
Brambles Finance Limited	Australia	**100**	100

In addition to the list above, there are a number of other subsidiaries within Brambles which are mostly intermediary holding companies or are dormant.

Investments in subsidiaries are primarily by means of ordinary or common shares. All subsidiaries prepare accounts with a 30 June balance date.

NOTE 35. RELATED PARTY INFORMATION – CONTINUED

c) Joint ventures

Brambles' share of the net results of joint ventures is disclosed in Note 18.

d) Other transactions

Other transactions entered into during the year with Directors of Brambles Limited; with Director-related entities; with key management personnel (KMP, as set out in the Directors' Report); or with KMP-related entities were on terms and conditions no more favourable than those available to other employees, customers or suppliers and include transactions in respect of the employee option plans, contracts of employment and reimbursement of expenses. Any other transactions were trivial or domestic in nature.

e) Other related parties

A subsidiary has a non-interest bearing advance outstanding as at 30 June 2010 of US$1.201 million (2009: US$1.099 million) to Brambles Custodians Pty Limited, the trustee under Brambles' employee loan scheme. This scheme enabled employees to acquire shares in BIL and has been closed to new entrants since August 2002.

f) Directors' indemnities

Under its constitution, to the extent permitted by law, Brambles Limited indemnifies each person who is, or has been a Director or Secretary of Brambles Limited against any liability which results from facts or circumstances relating to the person serving or having served in the capacity of Director, Secretary, other officer or employee of Brambles Limited or any of its subsidiaries, other than:

(aa) in respect of a liability other than for legal costs:
- (i) a liability owed to Brambles Limited or a related body corporate;
- (ii) a liability for a pecuniary penalty order under section 1317G of the Act or a compensation order under section 1317H of the Act; or
- (iii) a liability that is owed to someone (other than Brambles Limited or a related body corporate) and did not arise out of conduct in good faith; and

(bb) in respect of a liability for legal costs:
- (i) in defending or resisting proceedings in which the person is found to have a liability for which they could not have been indemnified under paragraph (aa) (i) above;
- (ii) in defending or resisting criminal proceedings in which the person is found guilty;
- (iii) in defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found by the Court to be established; or
- (iv) in connection with proceedings for relief to any persons under the Act in which the Court denies the relief.

Paragraph (bb) (iii) above does not apply to costs incurred in responding to actions brought by ASIC or a liquidator as part of an investigation before commencing proceedings for the Court order.

As allowed by its constitution, Brambles Limited has provided indemnities from time to time to Directors, Secretaries or other Statutory Officers of its subsidiaries (Beneficiaries) against all loss, cost and expenses (collectively Loss) caused by or arising from any act or omission by the relevant person in performance of that person's role as a Director, Secretary or Statutory Officer.

The indemnity given by the Company excludes the following matters:

(a) any Loss to the extent caused by or arising from an act or omission of the Beneficiary prior to the effective date of the indemnity;
(b) any Loss to the extent indemnity in respect of that Loss is prohibited under the Corporations Act (or any other law);
(c) any Loss to the extent it arises from private or personal acts or omissions of the Beneficiary;
(d) any Loss comprising the reimbursement of normal day-to-day expenses such as travelling expenses;
(e) any Loss to the extent the Beneficiary failed to act reasonably to mitigate the Loss;
(f) any Loss to the extent it is caused by or arises from acts or omissions of the Beneficiary after the date the indemnity is revoked by the Company in accordance with the terms of the indemnity;
(g) any Loss to the extent it is caused by or arises from any breach by the Beneficiary of the terms of the indemnity.

Insurance policies are in place to cover Directors, Secretaries and other Statutory Officers of Brambles Limited and its subsidiaries, however the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

NOTE 36. EVENTS AFTER BALANCE SHEET DATE

Other than those outlined in the Directors' Report, there have been no events that have occurred subsequent to 30 June 2010 and up to the date of this report that have had a material impact on Brambles' financial performance or position.

NOTE 37. PARENT ENTITY FINANCIAL INFORMATION

a) Summarised financial data of Brambles Limited

	PARENT ENTITY	
	2010 US$M	2009 US$M
(Loss)/profit for the year[1]	**(8,573.3)**	347.1
Other comprehensive income/(loss) for the year	**665.1**	(2,718.0)
Total comprehensive income	**(7,908.2)**	(2,370.9)
Current assets	**1.7**	18.5
Non-current assets	**6,642.5**	19,267.7
Total assets	**6,644.2**	19,286.2
Current liabilities	**21.5**	26.8
Non-current liabilities	**46.6**	4,603.8
Total liabilities	**68.1**	4,630.6
Net assets	**6,576.1**	14,655.6
Contributed equity	**13,979.6**	13,847.6
Share-based payment reserve	**28.2**	27.3
Foreign currency translation reserve	**1,061.5**	396.4
Retained earnings	**(8,493.2)**	384.3
Total equity	**6,576.1**	14,655.6

1 The parent entity's loss for 2010 includes a charge of US$9.1 billion after tax against the parent entity's investment in subsidiaries. The price of Brambles shares as quoted on the Australian Securities Exchange at 30 June 2010 has been used to determine the new carrying value of these investments. This non-cash charge is reversed on consolidation and does not impact the consolidated financial statements.

b) Guarantees and contingent liabilities

Brambles Limited and certain of its subsidiaries are parties to a deed of cross-guarantee which supports global financing credit facilities available to certain Brambles' subsidiaries. Total facilities available amount to US$2,459.9 million (2009: US$2,826.6 million) of which US$527.4 million (2009: US$1,640.9 million) has been drawn.

Brambles Limited and certain of its subsidiaries are parties to guarantees which support US Private Placement borrowings of US$535.0 million (2009: US$535.0 million) by a subsidiary.

Brambles Limited and certain of its subsidiaries are parties to a guarantee which support notes of US$750.0 million (2009: nil) issued by a subsidiary to qualified institutional buyers in accordance with Rule 144A and Regulation S of the United States Securities Act.

Brambles Limited has guaranteed repayment of certain facilities and financial accommodations made available to certain Brambles' subsidiaries. Total facilities available amount to US$327.2 million (2009: US$315.9 million), of which US$130.1 million (2009: US$98.8 million) has been drawn.

Other than these guarantees, the parent entity did not have any contingent liabilities at 30 June 2010 or 30 June 2009.

c) Contractual commitments

Brambles Limited did not have any contractual commitments for the acquisition of property, plant and equipment at 30 June 2010 or 30 June 2009.

DIRECTORS' DECLARATION

In the opinion of the Directors of Brambles Limited:

(a) the financial statements and notes set out on pages 53 to 113 are in accordance with the Corporations Act 2001, including:

  (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the financial position of Brambles as at 30 June 2010 and of its performance for the year ended on that date;

(b) there are reasonable grounds to believe that Brambles Limited will be able to pay its debts as and when they become due and payable.

A statement of compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board is included within Note 1 to the financial statements.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

G J KRAEHE AO
Chairman
19 August 2010

T J GORMAN
Chief Executive Officer

INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF BRAMBLES LIMITED

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

REPORT ON THE FINANCIAL REPORT

We have audited the accompanying financial report of Brambles Limited (the Company), which comprises the balance sheet as at 30 June 2010, and the income statement, the statement of comprehensive income, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the Directors' declaration for Brambles. Brambles comprises the Company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The Directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the Directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial statements comply with International Financial Reporting Standards.

Auditors' responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by Directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditors' opinion

In our opinion:

(a) the financial report of Brambles Limited is in accordance with the Corporations Act 2001, including:

- (i) giving a true and fair view of Brambles' financial position as at 30 June 2010 and of its performance for the year ended on that date; and
- (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b) the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

REPORT ON THE REMUNERATION REPORT

We have audited the Remuneration Report included in pages 31 to 44 of the Directors' Report for the year ended 30 June 2010. The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditors' opinion

In our opinion, the Remuneration Report of Brambles Limited for the year ended 30 June 2010, complies with section 300A of the *Corporations Act 2001*.

PRICEWATERHOUSECOOPERS

M G JOHNSON
Partner
Sydney
19 August 2010

M DOW
Partner

AUDITORS' INDEPENDENCE DECLARATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

As lead auditor for the audit of Brambles Limited for the year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Brambles Limited and the entities it controlled during the period.

Mark Johnson

M G JOHNSON
Partner
PricewaterhouseCoopers
Sydney
19 August 2010

FIVE YEAR FINANCIAL PERFORMANCE SUMMARY

	2010 US$M	2009 US$M	2008 US$M	2007 US$M	2006 US$M
Continuing operations					
Sales revenue	**4,146.8**	**4,018.6**	**4,358.6**	**3,868.8**	**3,522.1**
Operating profit	724.5	718.2	1,030.6	796.0	701.1
Net finance costs	(109.6)	(120.9)	(149.5)	(59.9)	(111.8)
Profit before tax	614.9	597.3	881.1	736.1	589.3
Tax expense	(171.0)	(163.3)	(234.2)	(302.4)	(226.7)
Profit from continuing operations	**443.9**	**434.0**	**646.9**	**433.7**	**362.6**
Profit from discontinued operations	4.9	18.6	1.8	857.6	1,101.8
Profit for the year	**448.8**	**452.6**	**648.7**	**1,291.3**	**1,464.4**
Depreciation and amortisation					
Continuing operations	444.0	424.6	458.6	404.3	412.0
Discontinued operations	–	–	–	–	80.7
Capex on property, plant & equipment					
Continuing operations	498.8	672.4	849.2	695.7	581.7
Discontinued operations	–	–	–	24.7	182.8
Cash flow					
Cash flow from operations	882.3	722.4	810.0	838.3	762.6
Free cash flow	548.6	419.5	412.6	490.2	559.7
Dividends paid	204.5	277.6	444.8	604.0	296.7
Free cash flow after dividends	344.1	141.9	(32.2)	(113.8)	263.0
Balance sheet					
Capital employed	3,391.5	3,572.7	3,969.7	3,419.6	4,643.1
Net debt	1,759.3	2,143.4	2,426.2	1,996.9	1,690.1
Equity	1,632.2	1,429.3	1,543.5	1,422.7	2,953.0
Employees					
Continuing operations	12,714	12,785	12,305	12,327	12,249
Discontinued operations	–	–	–	1,841	14,043
Earnings per share (US cents)					
Basic	31.8	32.6	46.0	83.4	86.7
From continuing operations	31.5	31.3	45.9	28.0	21.5
On Underlying profit after finance costs and tax	31.9	38.5	45.4	37.3	25.3
Dividend declared per share (Australian cents)					
Interim and final	25.0	30.0	34.5	17.0	25.0
Special	–	–	–	–	34.5

GLOSSARY

2001 Option Plans	The Brambles Industries Limited 2001 Executive Share Option Plan and the Brambles Industries plc 2001 Executive Share Option Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2001 Share Plans	The Brambles Industries Limited 2001 Executive Performance Share Plan and the Brambles Industries plc 2001 Executive Performance Share Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2004 Share Plans	The Brambles Industries Limited 2004 Performance Share Plan and the Brambles Industries plc 2004 Performance Share Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2006 Share Plan	The Brambles Limited 2006 Performance Share Plan, as amended on 25 November 2008 and 18 November 2009.
Act	The Corporations Act 2001 (Cth).
Actual rates	In the statutory financial statements, results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.
AGM	Annual General Meeting.
ASX	Australian Securities Exchange.
Average Capital Invested	Average Capital Invested or ACI is a 12 month average of Capital Invested. Capital Invested is calculated as net assets before tax balances, cash and borrowings, but after adjustment for accumulated pre-tax Significant items, actuarial gains or losses and net equity adjustments for equity-settled share-based payments.
BIL	Brambles Industries Limited, which was one of the two listed entities in the previously dual-listed companies structure.
BIP	Brambles Industries plc, which was one of the two listed entities in the previously dual-listed companies structure.
Board	The Board of Brambles Limited.
Brambles or **Group**	Brambles Limited and all of its related bodies corporate.
BVA	Brambles Value Added or BVA represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2009 exchange rates as: – Underlying profit; plus – Significant items that are part of the ordinary activities of the business; less – Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.
CAGR	Compound Annual Growth Rate. The CAGR of sales revenue is the annualised percentage at which sales revenue would have grown over a period if it grew at a steady rate.
Cash flow from operations	Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.
CGPR	The Australian Securities Exchange Corporate Governance Council Corporate Governance Principles and Recommendations.
Company	Brambles Limited (ACN 118 896 021)
Constant currency	Constant currency results are presented by translating both current and comparable period results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.
Continuing operations	Continuing operations refers to CHEP, Recall and Brambles HQ.
Discontinued operations	Operations which have been divested or which are held for sale.
DLC	Dual-listed companies structure – the previous contractual arrangement between Brambles Industries Limited and Brambles Industries plc under which they operated as if they were a single economic enterprise, whilst retaining their separate legal identities, tax residences and stock exchange listings. BIL and BIP operated as a DLC from August 2001 to December 2006.

DMS	Document Management Solutions, a Recall service line.
DPS	Data Protection Services, a Recall service line.
EBITDA	Earnings before interest, tax, depreciation and amortisation. EBITDA is defined as Operating profit from continuing operations after adding back depreciation and amortisation and Significant items outside the ordinary course of business.
EPS	Earnings per share.
Free cash flow	Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.
fx	Foreign exchange.
FY10 or **Year**	The 2010 financial year commencing 1 July 2009 and ending 30 June 2010.
FY11	The 2011 financial year commencing 1 July 2010 and ending 30 June 2011.
Group or **Brambles**	Brambles Limited and all of its related bodies corporate.
IBC	Intermediate Bulk Container, for the transport and storage of bulk products.
IFRS	International Financial Reporting Standards. Brambles reports its financial results under Australian Accounting Standards, which are compliant with IFRS.
IPEP	Irrecoverable pooling equipment provision.
KPI(s)	Key Performance Indicator(s).
LSE	London Stock Exchange.
LTI	Long Term Incentive.
LTIFR	Lost Time Injury Frequency Rate.
LTISR	Lost Time Injury Severity Rate.
OHS&E	Occupational Health Safety and Environment.
MyShare	The Brambles Limited MyShare Plan, an all employee share plan, under which employees acquire ordinary shares by means of deductions from their after-tax pay and must hold those shares for a two year period. If they hold those shares and remain employed at the end of the two year period, then Brambles will match the number of shares they hold by issuing or transferring to them the same number of shares which they held for the qualifying period at no additional cost to the employee.
Net new business wins	The change in sales revenue in a period resulting from business won or lost in that period and the previous 12 months. Net new business is calculated on a constant currency basis.
PAT	Profit After Tax.
RFID	Radio Frequency Identification.
ROCI	Return on Capital Invested or ROCI is calculated as Underlying profit divided by Average Capital Invested.
RPC	Reusable Plastic Container, generally used for shipment and display of produce items.
SDS	Secure Destruction Services, a Recall service line.
Significant items	Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and: – outside the ordinary course of business (e.g. gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or – part of the ordinary activities of the business but unusual due to their size and nature.
STI	Short Term Incentive.
TFR	Total Fixed Remuneration.
TSR	Total Shareholder Return. TSR measures the returns that a company has provided for its shareholders, reflecting share price movements and reinvestment of dividends over a specified performance period. Under the 2006 Share Plan, TSR is normally calculated on the average daily closing share prices in the three months immediately preceding the start of a period and the end of a period.
Underlying profit	Underlying profit is profit from continuing operations before finance costs, tax and Significant items.
Unification	The unification of the dual-listed companies structure which operated between Brambles Industries Limited and Brambles Industries plc under a new single Australian holding company, Brambles Limited, which took place in December 2006.

INVESTOR INFORMATION

BRAMBLES LIMITED
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
Telephone: 61 (0) 9256 5222
Facsimile: 61 (0) 9256 5299
Website: www.brambles.com

Brambles Limited has a primary listing on the Australian Securities Exchange. The global headquarters of Brambles is in Sydney, Australia.

All currency amounts in this report are in US dollars unless otherwise specified.

ANNUAL GENERAL MEETING
The AGM will be held at 2.00pm (AEDT) on Thursday, 18 November 2010 at:

The Wesley Theatre
Wesley Conference Centre
220 Pitt Street
Sydney NSW 2000

A live webcast of the meeting will be broadcast on www.brambles.com

DIVIDEND
The Directors have declared a final dividend of 12.5 Australian cents per share, which will be 20% franked. The dividend will be paid on Thursday, 14 October 2010.

Shareholders may elect to receive dividend payments in Australian dollars or Pounds sterling, by contacting Brambles' share registry, Link Market Services Limited. The relevant contact details are set out in Shareholder Information on page 50.

BRAMBLES BUSINESS UNITS

CHEP Americas
8517 South Park Circle
Orlando FL 32819-9040
United States of America
Telephone: 1 407 370 2437
Facsimile: 1 407 363 5354
Email: chep_americas@chep.com
Website: www.chep.com

CHEP EMEA
Weybridge Business Park
Addlestone Road, Addlestone
Surrey KT15 2UP
United Kingdom
Telephone: 44 (0) 1932 850 085
Facsimile: 44 (0) 1932 850 144
Email: info.emea@chep.com
Website: www.chep.com

CHEP Asia-Pacific
Level 6, Building C
11 Talavera Road
North Ryde NSW 2113
Australia
Telephone: 61 (0) 2 9856 2437
Facsimile: 61 (0) 2 9856 2404
Email: ap.marketing@chep.com
Website: www.chep.com

Recall
One Recall Center
180 Technology Parkway
Norcross GA 30092
United States of America
Telephone: 1 770 776 1000
Facsimile: 1 770 776 1001
Email: recall.communications@recall.com
Website: www.recall.com

Insight Creative Limited. Auckland. Wellington. Sydney. BRAM021


recall
CHEP
WWW.BRAMBLES.COM

Brambles is committed to achieving Zero Harm, which means zero injuries and zero environmental damage, and has used a PEFC Chain of Custody accredited printer to produce this Annual Report.


PEFC

ZERØHARM

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

17 September 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 5,703 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,703
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,703 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 September 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,422,582,768	Ordinary fully paid shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
7,662,669	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 September 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 September 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 5,000 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 September 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,422,587,768	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,657,669	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 September 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

23 September 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES STRENGTHENS GLOBAL BUSINESS THROUGH ACQUISITION OF LEADING PROVIDER OF POOLED AIRLINE CONTAINERS

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

ASX/media release
23 September 2010



Brambles strengthens global business through acquisition of leading provider of pooled airline containers

Brambles Limited is pleased to announce it has acquired Unitpool AG, the leading independent provider of pooled containers and pallets used by airlines for the storage of passenger baggage and cargo, for 36 million Swiss francs (US$35 million)[1].

Brambles CEO Tom Gorman said: "Unitpool is a natural fit for Brambles given our strategy of pursuing profitable growth opportunities in line with our core expertise in the provision of pooled equipment services.

"The acquisition opens an exciting new sector for Brambles with appealing growth prospects. It is a key step for Brambles in establishing a specialist containers business that leverages its global logistics footprint."

Based in Zürich, Switzerland, with service operations head-quartered in Bangkok, Thailand, Unitpool manages a pool of 33,000 unit load devices (ULDs) through approximately 300 airport locations and a network of 40 accredited repair centres. Its customers include more than 20 passenger and cargo airlines including Etihad, Air Asia X, Cargolux and AirBridge Cargo.

Unitpool's executive leadership has committed to stay with Brambles.

Mr Gorman said: "Unitpool is experiencing demand growth from existing customers of 10% per annum and has a strong new sales pipeline because of its ability to help airlines improve efficiency by outsourcing essential but non-core activities."

Unitpool CEO David Harman said: "Our team is thrilled about the growth opportunities that will come from combining our in-depth knowledge of airline ULD pooling with Brambles' global expertise and footprint."

The transaction has no impact on Brambles' earnings guidance for the 2011 financial year.

Investors and media, for further information please contact:

Cathy Press	**James Hall**
Group Vice President,	Director,
Capital Markets	Investor Relations & External Communications
+61 2 9256 5241	+61 2 9256 5262
+61 419 290 745	+61 401 524 645
cathy.press@brambles.com	james.hall@brambles.com

Brambles (ASX: BXB) is a provider of supply chain and information management solutions through two primary businesses, CHEP and Recall. Brambles employs more than 12,000 people in 47 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

DOCUMENT ENDS

[1] Swiss franc/US dollar exchange rate = 1:0.98

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

30 September 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 4,533 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,533
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,533 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 September 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,422,592,301	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,651,175	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 September 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission


LIFT & PEEL
SENDER TO KEEP
110489940091

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
21/09/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B .etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See "Annexure A" of one page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

3 1 / 0 8 / 1 0

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard
Secretary

21/09/2010

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	23,834	5.68	0.00
ORD	5,000	5.77	0.00
ORD	10,000	5.68	0.00
ORD	16,009	5.83	0.00
ORD	5,000	5.86	0.00
ORD	8,947	5.68	0.00
ORD	11,580	5.89	0.00
ORD	2,473	5.68	0.00
ORD	5,000	0.00	0.00
ORD	13,000	5.93	0.00
ORD	1,641	5.68	0.00
ORD	3,744	5.44	0.00
ORD	3,714	5.77	0.00
ORD	1,027	5.77	0.00
ORD	4,676	5.48	0.00